Form 10-K, Exhibit 13
period 1994-05-29
DEAN FOODS CO
filed 1994-08-19
CIK 27500

FINANCIAL REVIEW

THE FINANCIAL REVIEW SHOULD BE READ IN CONJUNCTION WITH THE LETTER TO SHAREHOLDERS, THE OPERATIONS REVIEW OF THE COMPANY'S BUSINESS SEGMENTS (DAIRY PRODUCTS AND SPECIALTY FOOD PRODUCTS) AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES RELATED THERETO CONTAINED IN THIS ANNUAL REPORT.

[WORKING CAPITAL IN MILLIONS OF DOLLARS]
                             (GRAPH APPEARS HERE)

1994            $ 93
1993            $198
1992            $184
1991            $198
1990            $183
1989            $156
1988            $130
1987            $115
1986            $108
1985            $ 97
1984            $ 79

[DIVIDENDS PER SHARE IN DOLLARS]
                             (GRAPH APPEARS HERE)

1994            $0.64
1993            $0.60
1992            $0.56
1991            $0.49
1990            $0.44
1989            $0.40
1988            $0.36
1987            $0.32
1986            $0.27
1985            $0.22
1984            $0.18

[CAPITAL EXPENDITURES IN MILLIONS OF DOLLARS]
                             (GRAPH APPEARS HERE)

1994            $81
1993            $75
1992            $78
1991            $73
1990            $68
1989            $56
1988            $39
1987            $42
1986            $37
1985            $33
1984            $20

[SHAREHOLDERS' EQUITY IN MILLIONS OF DOLLARS]
                             (GRAPH APPEARS HERE)

1994            $525
1993            $476
1992            $430
1991            $417
1990            $363
1989            $293
1988            $266
1987            $236
1986            $207
1985            $176
1984            $147

[LONG-TERM DEBT TO CAPITAL IN PERCENT]
                             (GRAPH APPEARS HERE)

1994            20.6%
1993            24.1%
1992            26.5%
1991            26.5%
1990            28.8%
1989            22.3%
1988            15.5%
1987            16.6%
1986            19.1%
1985            21.9%
1984            24.9%

[RETURN ON AVERAGE EQUITY IN PERCENT]
                             (GRAPH APPEARS HERE)

1994            14.4%
1993            15.1%
1992            14.6%
1991            18.6%
1990            18.7%
1989            21.6%
1988            17.0%
1987            18.5%
1986            21.3%
1985            22.8%
1984            23.3%

FINANCIAL OBJECTIVES AND STRATEGIES
The Company's primary objective is to maximize shareholder value over time through dividend growth and long-term stock appreciation. Among the financial strategies employed by the Company toward accomplishing this objective are:

SOUND WORKING CAPITAL MANAGEMENT
The Company employs various procedures to monitor and control the quality and levels of current assets using short-term borrowings primarily to meet seasonal crop-related cash requirements. During fiscal 1994, the Company utilized short-term borrowings under bank lines of credit to acquire businesses. The amounts borrowed under such lines of credit are expected to be refinanced in fiscal 1995. The Company's working capital ratio (current assets divided by current liabilities) at 1994 fiscal-year end was 1.25.

CAPITAL INVESTMENTS
The Company's primary goal is to maintain and improve the productivity of its assets, making those capital investments which offer returns to the Company greater than its cost of capital.

PRUDENT USE OF DEBT
The long-term debt market has been used primarily to fund acquisitions and major capital expenditures. Based upon its long-term debt-to-capital ratio of 20.6% at the 1994 fiscal year-end, the Company believes it has sufficient debt capacity to fund future growth.

DIVIDEND POLICY
On July 22, 1994, the Company increased its quarterly dividend 6-1/4% to $.17 per share, the twenty-second dividend increase since 1974. The total increase in the dividend rate since 1974 is 2,160%.

STOCK REPURCHASE PLAN
The Company, in fiscal 1988, adopted a stock repurchase program which the Company believes enhances shareholder value. During fiscal years 1993 and 1992, the Company purchased 1,732,366 shares of its common stock. No shares were purchased during fiscal 1994 as funds generated from operations were used in connection with the acquisitions of businesses.

FINANCIAL CONDITION
CAPITAL RESOURCES AND LIQUIDITY
The Company's operating cash and capital expenditure requirements have historically been met through funds generated internally from assets employed (working capital and long-term assets).

  Working capital at May 29, 1994 was $92.9 million, a decrease of $105.5 million from a year ago. Cash and temporary cash investments at May 29, 1994 was $11.0 million, a decrease of $30.6 million from last year. The decreases in working capital and cash and temporary cash investments were the result of funds used to acquire businesses during fiscal 1994. Inventories increased $54.3 million from last year, principally due to the inventories of a business acquired during fiscal 1994. Dairy Products inventory turnover is at a high rate, whereas Specialty Food Products inventories generally have lower turnover rates and crop-related inventory levels may vary from year to year. A large part of the Specialty Food Products inventories are valued on the LIFO inventory valuation method which enhances the Company's cash flow.

  The Company had maintained short-term lines of credit of $29.5 million, adjusted to a maximum of $87.5 million to meet seasonal crop-related requirements. In the latter part of fiscal 1994 these lines were increased to a maximum of $177.5 million in order to fund 1994 business acquisitions and working capital requirements. The short-term borrowings used to fund the acquisitions are expected to be refinanced to longer maturities in fiscal 1995 with new seasonally adjusted borrowing levels established. The borrowings outstanding under bank lines of credit at the end of fiscal 1994 were $122 million, whereas there were no borrowings outstanding at fiscal 1993 year-end.

  Net property, plant and equipment increased $99.4 million this year principally due to capital expenditures and the assets of businesses acquired, less depreciation. Major capital expenditures during fiscal 1994 were a plant renovation and plant expansions required to handle increased production volumes.

  The capital sources available to the Company are long-term obligations and equity markets. The Company, on occasion, has used the long-term debt market to fund acquisitions and major capital expenditures. Although the Company presently has no plans to utilize the equity markets, the Company's long-term objective is to provide a mix of debt and equity that will provide sufficient financial flexibility for growth. Long-term obligations at May 29, 1994 were $136.2 million, a decrease of $15.0 million from last year-end as a result of the prepayment of a fixed rate obligation and normal maturities. The Company's debt-to-capital ratio at May 29, 1994 was 20.6% compared to 24.1% a year ago. The Company is in compliance with the covenants and restrictions under its debt agreements, the most restrictive of which are discussed in the "Borrowing Arrangements" note to the consolidated financial statements.

   Shareholders' Equity at May 29, 1994 was $524.8 million, an increase of $48.5 million, the result of earnings less dividends paid to shareholders. The treasury stock held at May 29, 1994 is available for use in future acquisitions, for stock options or for other general business purposes. The return on average equity for fiscal 1994 was 14.4% compared to 15.1% last year.

CASH FLOWS
Net cash flow for fiscal 1994 was $30.6 million unfavorable, primarily the result of outlays for acquisitions net of the short-term borrowings used to fund such acquisitions. During fiscal 1993, strong cash provided from operations resulted in a net positive cash flow of $7.6 million for the year. Particulars of the Company's cash flow activities are as follows:
  Operating Activities--Cash provided from operations for fiscal 1994 was $122.0 million compared to $122.7 million and $124.5 million, for fiscal years 1993 and 1992, respectively. The cash provided in 1994 was principally the result of the increased earnings and greater non-cash charges to income less a net increase in working capital items.
  Investing Activities--Net cash used in the Company's investing activities in fiscal 1994 was $242.7 million compared to $76.5 million and $80.5 million for fiscal year 1993 and 1992, respectively. Capital expenditures and business acquisitions are the Company's principal investing activities. During the year, $171.5 million was used to acquire businesses, an important aspect of the Company's growth. These acquisitions are discussed in the "Business Acquisitions" note to the consolidated financial statements. Capital expenditures for 1994 were $81.0 million compared with $74.8 million and $77.9 million in fiscal years 1993 and 1992, respectively. Capital expenditures for fiscal 1995 are projected to approximate fiscal 1994 capital spending. Three businesses, which the Company concluded were not consistent with its long range goals, were sold during the three years ended May 29, 1994 providing cash of $12.8 million.
  Financing Activities--Net cash provided by financing activities during fiscal 1994 was $90.1 million. During fiscal years 1993 and 1992, net cash used in financing activities was $38.7 million and $54.1 million, respectively. The principal reason for the increase in cash provided in fiscal 1994 was the use of short-term bank borrowings for acquisitions. No short-term borrowings were outstanding at the end of fiscal years 1993 and 1992. Cash dividends paid, which have increased in each of the last three years, were $25.0 million during fiscal 1994 compared to $23.4 million and $22.2 million during fiscal years 1993 and 1992, respectively. During fiscal years 1993 and 1992, the Company used $41.6 million to purchase treasury stock. No treasury stock purchases were made during fiscal 1994.

RESULTS OF OPERATIONS
Earnings for fiscal 1994 increased 5% over fiscal 1993 with income of $71.9 million or $1.81 per share compared to $68.4 million or $1.73 per share last year.
  After a sharp drop in first quarter earnings, fiscal 1994 earnings finished strong, principally due to improved vegetable earnings and the contribution of a business acquired in the latter part of the year. The fiscal 1994 earnings were impacted by the adoption of new accounting principles and the Revenue Reconciliation Act of 1993. The Company on May 31, 1993, adopted the provisions of Statement of Financial Accounting Standard No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and FAS No. 109, "Accounting for Income Taxes." The implementation of FAS 106 resulted in a non-cash charge of $1.0 million, net of taxes, or $.03 per share. The Company elected to recognize the cumulative effect of the adoption of FAS 109 which resulted in increasing fiscal 1994 earnings by $2.2 million or $.06 per share. Further discussion of FAS 106 and FAS 109 are contained respectively in the "Employee Benefit Plans" and "Income Taxes" notes to the consolidated financial statements. Results for the first quarter this year included a charge of $1.5 million or $.04 per share as a result of the increase in the corporate tax rate to 35% retroactive to January 1, 1993.

Both 1993 and 1992 fiscal earnings were impacted principally by lower profits in the Company's vegetable operations, the result of industry-wide excess inventories and competitive conditions. Fiscal 1992 results included a special charge to earnings of $9.1 million ($5.7 million after taxes) or $.14 per share related to the termination of the Company's refrigerated truckload transportation business.
  Net sales for fiscal 1994 were $2.4 billion compared to $2.3 billion for fiscal 1993, a 7% increase. Both Dairy Products and Specialty Food Products recorded sales increases in fiscal 1994. The increased sales of Dairy Products was the result of higher selling prices, reflecting increased raw milk costs, and the sales contribution of a business acquired in fiscal 1994. The sales contribution of a business acquired during the latter half of the year and the full year's sales contribution of a business acquired in 1993 contributed to the increased Specialty Food Products sales. Overall Dairy Products and Specialty Food Products unit sales volumes for fiscal year 1994 remained strong, slightly exceeding fiscal 1993 levels.

BUSINESS SEGMENTS
The Company is a diversified food processor and distributor engaged in two business segments, Dairy Products and Specialty Food Products. The Company is a major processor of fluid milk and related products, specialty dairy products and ice cream serving various regional markets, with some products distributed nationwide and to Mexico. Dairy Products is the Company's largest segment, accounting for 60% of total fiscal 1994 sales. Included within the Specialty Food Products segment are canned and frozen vegetables, pickles and related products, powdered non-dairy products and other specialty food items. Products within this segment are sold both in regional markets and nationally, with certain products sold internationally. Segment operating earnings represent total sales less operating expenses of the segment with the following items not deducted: general corporate expenses, interest expense and federal and state income taxes. Both business segments are large users of certain agricultural related commodities, the prices for which can vary greatly. Wet 1993 spring planting conditions and summer flooding in some midwest growing areas resulted in reduced supplies of certain commodities. Overall availability of raw milk supplies, however were adequate. The Company's sourcing of products from diverse growing areas helped mitigate shortages of certain midwest vegetables. The competitive conditions and relatively low profit margins in the food industry necessitate timely adjustment of the Company's product pricing to reflect changes in commodity pricing as well as changes in other production and distribution related costs.
  Dairy Products--Dairy Products sales for fiscal 1994 increased 2.2% over sales of fiscal 1993 principally the result of higher selling prices reflecting increased raw milk costs and the sales contribution of a business acquired this year. Sales for fiscal 1993 (a 52 week period) were greater than fiscal 1992 (a 53 week period) on slightly higher selling prices with approximately the same unit sales volume as fiscal 1992.
  Raw milk costs, which exceeded last year's levels during the first quarter, fell in the second quarter and then increased significantly during the last half of the year, remaining higher than the fiscal 1993 levels. During the first half of fiscal 1993, raw milk costs rose, slightly declining during the latter part of the year as costs were moderately higher than fiscal 1992 cost levels. Early indications are that fiscal 1995 raw milk costs will stabilize at lower levels than experienced during fiscal 1994.
  Dairy Products fiscal 1994 operating earnings declined 5.5% from fiscal 1993 earnings, principally the result of higher raw milk costs and competitive conditions encountered in certain markets. Fiscal 1993 operating earnings declined slightly (less than 1%) from fiscal 1992 earnings, principally the result of competitive conditions encountered in certain markets.
  Specialty Food Products--This business segment is a large user of raw vegetables, corn syrups, vegetable oils, sugar and casein. Weather-related crop shortages and harvest delays in the midwest growing region resulted in higher fiscal 1994 costs in the Company's vegetable and pickle businesses. Prices for vegetables and raw cucumbers were relatively stable during fiscal 1993 and 1992. Early indications are for normal vegetable and raw cucumber harvests this year with costs below fiscal 1994 levels. Prices for corn syrups and vegetable oils increased during fiscal 1994 as a result of the weather-related midwest harvest conditions. Sugar and casein prices were relatively stable throughout fiscal 1994 and 1993 and are expected to remain stable during fiscal 1995.

Overall sales of Specialty Food Products for fiscal 1994 increased 16% over fiscal 1993 sales, principally the result of the sales of a business acquired during the latter part of the year and the full year's sales contribution of a fiscal 1993 business acquisition. All of the Company's Specialty Food Products operations recorded sales increases in fiscal 1994. Sales of Specialty Food Products for fiscal 1993 (a 52 week year) increased 2% over sales of fiscal 1992 (a 53 week year), principally the result of the sales of a fiscal 1993 acquired business.
  Operating earnings for fiscal year 1994 increased 19%, principally due to improved vegetable earnings and the contribution of a vegetable business acquired during the latter part of the year. Pricing for certain vegetable products, which had declined during fiscal 1993 and fiscal 1992, increased in fiscal 1994 as a result of weather-related crop shortages and harvesting delays. Vegetable margins are anticipated to further improve in fiscal 1995 with the projected normal harvest. Pickle margins declined in fiscal 1994, the result of increased weather-related costs and competitive market conditions.

CORPORATE AND OTHER
Corporate and Other sales and expenses include sales and expenses of the Company's transportation subsidiary and canned meats under government bid contracts, along with general corporate expenses, interest expense and interest income. Sales for fiscal 1994 declined 21.3%, principally the result of decreased fiscal 1994 government bid canned meat sales. Corporate and Other expenses increased in fiscal 1994, principally the result of interest expense associated with the increased short-term borrowings and less investment income. Fiscal 1992 expenses included a special $9.1 million pretax charge related to the decision to terminate the Company's refrigerated truckload business. The restructured transportation operation has performed well and was profitable in fiscal years 1994 and 1993.
  Interest expense for fiscal 1994 increased 3.9%, the result of increased short-term borrowing requirements and increased interest rates during the latter part of the fiscal year, offsetting reductions in long-term obligations. Interest expense for fiscal 1993 decreased 4%, the result of lower long-term obligations outstanding, reduced short-term borrowings and lower prevailing interest rates during the year. The decreased fiscal 1994 interest income was the result of lower available funds for short-term investments.
  Income Taxes--The Company's effective income tax rate for fiscal 1994 was 40.2%, reflecting the higher corporate tax rate and retroactive requirement of the Revenue Reconciliation Act of 1993 offset by the impact of the adoption of FAS 109. The effective income tax rates for fiscal years 1993 and 1992 were 40.4% and 41.2%, respectively. Explanations of the impact of FAS 109 and the differences from statutory rates are explained in the "Income Taxes" note to the consolidated financial statements.

ENVIRONMENTAL MATTERS
The Company's compliance with current federal, state and local regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment has not had, nor is expected to have, a material effect on the Company's capital expenditures, earnings or competitive position. The Company continues to give attention to the impact of its operations on the environment.

CONSOLIDATED BALANCE SHEETS

MAY 29, 1994 AND MAY 30, 1993 In thousands

- - ----------------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                             1994       1993
CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                                                        $   10,967   $ 41,572
  ACCOUNTS AND NOTES RECEIVABLE, LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $3,875 AND $4,470, RESPECTIVELY        169,395    146,541
  INVENTORIES                                                                                                   233,324    178,996
  PREPAID DEFERRED INCOME TAXES                                                                                  17,249     22,108
  OTHER CURRENT ASSETS                                                                                           29,247     16,885
    TOTAL CURRENT ASSETS                                                                                        460,182    406,102
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  LAND                                                                                                           29,679     27,917
  BUILDINGS AND IMPROVEMENTS                                                                                    235,191    199,520
  MACHINERY AND EQUIPMENT                                                                                       539,192    448,973
  TRANSPORTATION EQUIPMENT                                                                                       54,452     57,644
  CONSTRUCTION IN PROGRESS                                                                                       47,897     36,844
                                                                                                                906,411    770,898
  LESS--ACCUMULATED DEPRECIATION                                                                                363,200    327,134
    TOTAL PROPERTIES, NET                                                                                       543,211    443,764
OTHER ASSETS:
  INTANGIBLE ASSETS, NET OF AMORTIZATION OF $8,474 AND $6,379, RESPECTIVELY                                     101,389     35,479
  OTHER                                                                                                           4,372      7,491
    TOTAL OTHER ASSETS                                                                                          105,761     42,970
    TOTAL ASSETS                                                                                             $1,109,154   $892,836
- - ----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  NOTES PAYABLE TO BANKS                                                                                     $  122,000   $      -
  CURRENT INSTALLMENTS OF LONG-TERM OBLIGATIONS                                                                   6,960      2,351
  ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                                                         227,348    193,571
  DIVIDENDS PAYABLE                                                                                               6,462      5,953
  FEDERAL AND STATE INCOME TAXES                                                                                  4,497      5,834
    TOTAL CURRENT LIABILITIES                                                                                   367,267    207,709
LONG-TERM OBLIGATIONS                                                                                           136,150    151,127
DEFERRED LIABILITIES:
  DEFERRED INCOME TAXES                                                                                          63,410     46,342
  OTHER                                                                                                          17,553     11,339
    TOTAL DEFERRED LIABILITIES                                                                                   80,963     57,681
SHAREHOLDERS' EQUITY:
  PREFERRED STOCK, $1 PAR VALUE, 10,000,000 SHARES AUTHORIZED, NONE ISSUED                                            -          -
  COMMON STOCK, $1 PAR VALUE, 80,000,000 SHARES AUTHORIZED, 41,050,503 AND 40,946,258
    SHARES ISSUED, RESPECTIVELY                                                                                  41,050     40,946
  CAPITAL IN EXCESS OF PAR VALUE                                                                                  5,911      3,955
  RETAINED EARNINGS                                                                                             507,981    461,479
  LESS--TREASURY STOCK, AT COST, 1,261,890 AND 1,257,429 SHARES, RESPECTIVELY                                    30,168     30,061
    TOTAL SHAREHOLDERS' EQUITY                                                                                  524,774    476,319
COMMITMENTS AND CONTINGENT LIABILITIES                                                                                -          -
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                               $1,109,154   $892,836
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE FISCAL YEARS ENDED MAY 29, 1994
- - -------------------------------------------------------------------------------------------------------------------------------
In thousands                                                                                       1994       1993        1992
NET SALES                                                                                    $2,431,203  $2,274,340  $2,289,441
COSTS AND EXPENSES:
  COSTS OF PRODUCTS SOLD                                                                      1,885,012   1,757,324   1,773,167
  DELIVERY, SELLING AND ADMINISTRATIVE EXPENSES                                                 413,387     391,061     389,653
  INTEREST EXPENSE                                                                               15,471      14,888      15,551
  INTEREST INCOME                                                                                  (728)       (994)     (1,523)
  OTHER INCOME, NET                                                                                (252)     (2,698)     (2,034)
  SPECIAL CHARGE                                                                                      -          -        9,100
    TOTAL COSTS AND EXPENSES                                                                  2,312,890   2,159,581   2,183,914
INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                   118,313     114,759     105,527
PROVISION FOR INCOME TAXES                                                                       47,551      46,350      43,511
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                              70,762      68,409      62,016
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                                             1,179           -           -
NET INCOME FOR THE YEAR                                                                      $   71,941  $   68,409  $   62,016
NET INCOME PER SHARE:
  EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES            $     1.78  $     1.73  $     1.53
  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                                             .03           -           -
NET INCOME PER SHARE                                                                         $     1.81  $     1.73  $     1.53

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE THREE FISCAL YEARS ENDED MAY 29, 1994
- - -------------------------------------------------------------------------------------------------------------------------------
In thousands                                                        COMMON STOCK       CAPITAL IN EXCESS   RETAINED    TREASURY
                                                                SHARES          VALUE       OF PAR VALUE   EARNINGS       STOCK
BALANCE MAY 26, 1991                                            27,139        $27,179           $ 13,165   $377,541   $ (1,325)
  NET INCOME                                                         -              -                  -     62,016          -
  EXERCISE OF STOCK OPTIONS                                         63             63              2,422          -          -
  THREE-FOR-TWO STOCK SPLIT                                     13,614         13,614            (13,614)         -          -
  PURCHASE OF TREASURY STOCK                                    (1,213)             -                  -          -    (27,938)
  CASH DIVIDENDS, $.56 PER SHARE                                     -              -                  -    (22,680)         -
BALANCE MAY 31, 1992                                            39,603         40,856              1,973    416,877    (29,263)
  NET INCOME                                                         -              -                  -     68,409          -
  EXERCISE OF STOCK OPTIONS                                         90             90              1,982          -          -
  PURCHASE OF TREASURY STOCK                                      (539)             -                  -          -    (13,620)
  ISSUANCE OF TREASURY STOCK                                       535              -                  -          -     12,822
  CASH DIVIDENDS, $.60 PER SHARE                                     -              -                  -    (23,807)         -
BALANCE MAY 30, 1993                                            39,689         40,946              3,955    461,479    (30,061)
  NET INCOME                                                         -              -                  -     71,941          -
  EXERCISE OF STOCK OPTIONS                                        104            104              1,956          -          -
  RETURN OF TREASURY STOCK                                          (4)             -                  -          -       (107)
  CASH DIVIDENDS, $.64 PER SHARE                                     -              -                  -    (25,439)         -
BALANCE MAY 29, 1994                                            39,789        $41,050           $  5,911   $507,981   $(30,168)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE FISCAL YEARS ENDED MAY 29, 1994

- - ----------------------------------------------------------------------------------------------------------------
In thousands                                                                      1994       1993        1992
CASH FLOWS FROM OPERATIONS:
  NET INCOME                                                                   $  71,941   $ 68,409   $  62,016
  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS:
    DEPRECIATION AND AMORTIZATION                                                 61,875     53,997      50,271
    DEFERRED INCOME TAXES                                                          3,307      3,724       7,753
    OTHER LONG-TERM DEFERRED LIABILITIES                                             288     (6,477)       (337)
    GAIN ON DIVESTITURES                                                               -       (107)       (841)
    CHANGES IN ACCOUNTING PRINCIPLES, NET                                         (1,179)         -           -
    (INCREASE) DECREASE IN WORKING CAPITAL ITEMS, NET OF ACQUISITIONS:
      ACCOUNTS AND NOTES RECEIVABLE                                               (5,687)     8,746       1,066
      INVENTORIES AND OTHER CURRENT ASSETS                                       (16,933)     4,484      (2,871)
      ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                       12,863     (9,615)     14,756
      FEDERAL AND STATE INCOME TAXES                                              (1,361)       641      (6,676)
    OTHER                                                                         (3,126)    (1,074)       (681)
NET CASH PROVIDED FROM OPERATIONS                                                121,988    122,728     124,456
CASH FLOWS FROM INVESTING ACTIVITIES:
  CAPITAL EXPENDITURES                                                           (80,977)   (74,803)    (77,867)
  PROCEEDS FROM DISPOSITIONS OF PROPERTY, PLANT AND EQUIPMENT                      3,640        566       2,252
  ACQUISITIONS OF BUSINESSES, NET OF CASH ACQUIRED                              (171,479)    (2,801)    (10,945)
  PROCEEDS FROM BUSINESSES DIVESTED                                                6,163        550       6,084
NET CASH USED IN INVESTING ACTIVITIES                                           (242,653)   (76,488)    (80,476)
CASH FLOWS FROM FINANCING ACTIVITIES:
  ISSUANCE OF LONG-TERM OBLIGATIONS                                                2,000      4,045       8,800
  REPAYMENT OF LONG-TERM OBLIGATIONS                                             (12,368)   (10,585)    (11,222)
  ISSUANCE OF NOTES PAYABLE TO BANKS, NET                                        122,000          -           -
  UNEXPENDED INDUSTRIAL REVENUE BOND PROCEEDS                                      1,382      2,818      (4,035)
  CASH DIVIDENDS PAID                                                            (25,014)   (23,391)    (22,164)
  ISSUANCE OF COMMON STOCK                                                         2,060      2,072       2,485
  PURCHASE OF TREASURY STOCK                                                           -    (13,620)    (27,938)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               90,060    (38,661)    (54,074)
INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                       (30,605)     7,579     (10,094)
CASH AND TEMPORARY CASH INVESTMENTS--BEGINNING OF YEAR                            41,572     33,993      44,087
CASH AND TEMPORARY CASH INVESTMENTS--END OF YEAR                               $  10,967   $ 41,572   $  33,993
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Dollar amounts in thousands unless otherwise noted


SUMMARY OF ACCOUNTING POLICIES
   Definition of Fiscal Year--The Company's fiscal year ends on the last Sunday in May. There were 52 weeks in the fiscal years ended May 1994 and 1993, whereas there were 53 weeks in fiscal 1992.
   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances are excluded from the statements.
   Cash and Temporary Cash Investments--The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.
   Inventories--Inventories are stated at the lower of cost or market. The majority of inventories are valued on the last-in, first-out (LIFO) method. The majority of Dairy and certain Specialty Food Products inventories are valued on the first-in, first-out (FIFO) method.
   Property, Plant and Equipment--Major renewals and betterments are capitalized while repairs and maintenance which do not improve or extend useful life are expensed currently. Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income. For financial statement purposes, depreciation is calculated by the straight-line method. For income tax purposes, depreciation is calculated using accelerated methods for certain assets.
   Pensions--Substantially all of the Company's employees are covered by Company or union-management-administered pension plans or profit sharing plans. The policy with respect to Company-administered pension plans is to fund accrued pension costs based on determinations made by independent actuaries which include provision for service cost, interest cost, return on pension assets and amortization of prior service cost and unrecognized initial net assets.
   Intangible Assets--Excess of cost over fair market value of net assets of acquired companies and other intangible assets are amortized on a straight-line basis over various periods between three years and a maximum of forty years.
   Income Taxes--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Effective in the first quarter of fiscal year 1994 with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The cumulative effect of the change in method of accounting has been reported in the fiscal 1994 Consolidated Statement of Income.
   Prior to 1994, deferred taxes were recognized to reflect the tax effects of differences in the timing of reporting transactions for financial statement and income tax purposes using the tax rate in the year of calculation.
   Net Income per Common Share--Net income per common share is based upon the weighted average number of common and common equivalent shares outstanding during each year.

BUSINESS ACQUISITIONS
On December 27, 1993, the Company completed the acquisition of the Birds Eye Frozen Vegetable business (Birds Eye) from the All-American Gourmet Company, a wholly-owned subsidiary of Kraft General Foods, Inc., for approximately $140 million. The acquisition has been accounted for as a purchase and, accordingly, the operating results of Birds Eye have been included in the consolidated operating results since the date of acquisition. The funds used to acquire Birds Eye were provided by the Company's bank short-term lines of credit. The acquisition resulted in intangible assets of $47 million.
   The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Birds Eye had been acquired as of the beginning of the 1993 fiscal year.

UNAUDITED
- - ----------------------------------------------------
                                 1994          1993
Net sales                  $2,549,452    $2,474,784
Net income                 $   73,110        74,407
Net income per share       $     1.84          1.88

   The pro forma results are not necessarily indicative of the results which would have occurred if the acquisition had taken place on the basis assumed. In addition, the pro forma results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.
   During fiscal 1994, the Company also acquired a Dairy Products operation and another Specialty Food Products operation for cash consideration. During fiscal 1993, the Company exchanged 535,000 shares of common stock for all of the outstanding shares of a Specialty Food Products operation and acquired another Specialty Food Products operation for cash consideration. In fiscal 1994, 4,100 shares of common stock were returned to the Company under the escrow provisions of the 1993 acquisition agreement. These acquisitions were accounted for as purchases and, accordingly, results subsequent to their respective dates of acquisition are included in the Consolidated Financial Statements. The pro forma impact as if these acquisitions had occurred at the beginning of the 1993 fiscal year is not significant.

SUBSEQUENT EVENT
Subsequent to year-end, the Company was informed that the Board of Directors of Curtice-Burns Foods, Inc., Rochester, New York (Curtice-Burns), voted to pursue a proposal whereby the Company would acquire all of the outstanding stock of Curtice-Burns for $20 per share, subject to the resolution of a number of specified contingencies. The purchase price, including the refinancing of existing indebtedness, is estimated to be approximately $460 million.
   The more significant contingencies which must be resolved include the satisfactory resolution of the arbitration of the agreement between Curtice-Burns and Pro-Fac Cooperative (Pro-Fac) covering the supply of agricultural crops to Curtice-Burns and the use of the various processing plants and equipment owned by Pro-Fac but used in the conduct of the business, the negotiation of a definitive agreement for the concurrent sale of the Nalley's Fine Foods Division, clearance of the transaction by appropriate governmental agencies, negotiation of definitive agreements and approval of any transaction by the Curtice-Burns shareholders.
   Curtice-Burns' products include canned pie fillings, canned aseptic products, canned and frozen traditional vegetables, frozen southern vegetables, and canned bean products marketed under private labels and regional brands including Comstock, Wilderness, Thank You, McKenzie's and Brooks. Curtice-Burns also produces and markets canned meats, salad dressings and chili products in the Northwestern United States and Canada (Nalley's Fine Foods Division), snack foods in Pennsylvania, Ohio and the Northwestern United States and popcorn in the midwest which the Company currently considers to be non-core businesses and may be sold should the Company acquire Curtice-Burns. For the nine months ended March 26, 1994, Curtice-Burns reported sales of $643 million, net income of $10 million and net income per share of $1.11 per share.
   Management is confident that should the contingencies be resolved, the Curtice-Burns transaction would be financed through a new bank revolving credit and term loan facility. Although the Company has held discussions with its existing banks regarding such a facility, no agreement exists concerning the amounts or terms of any such facility. As a result of the substantial contingencies involved in the Curtice-Burns acquisition, management is unable to predict the timing of eventual resolution or the impact on the Company's proposal to acquire Curtice-Burns.

BORROWING ARRANGEMENTS
   Long-term obligations, less installments due within one year, are summarized below:

- - ------------------------------------------------------------------------
                                                      1994       1993
Installment note, 9.64%, maturing in equal
  amounts of $6,500 from 1996 through 2005           $ 65,000   $ 65,000
Installment note, 10.1%, maturing in equal
  amounts of $3,500 from 1995 through 2004             35,000     35,000
Industrial revenue bonds maturing in varying
  amounts through 2013:
  Fixed rate, (7.5% to 10.75%; average 8.41%)           6,869     15,544
  Floating rate, (1.75% to 7.00%; average 2.63%)       21,998     20,172
Capitalized lease obligations, 9.75%, maturing
     in various installments through 2011               9,486     10,883
Other obligations, maturing in varying amounts
  through 2025, (7.5% to 10%; average 8.8%)             4,757      6,879
                                                      143,110    153,478
Less: Installments due within one year                  6,960      2,351
Total long-term obligations                          $136,150   $151,127

At May 29, 1994, under the most restrictive provisions of the Company's borrowing arrangements: tangible net worth of at least $175 million, working capital of at least $60 million, and a current ratio of at least 1.25 were required to be maintained; approximately $83 million of retained earnings was unrestricted for the payment of cash dividends and repurchase of common stock; and the Company could not incur total long-term debt in excess of 65% of total capitalization.
   Maturities of long-term obligations during each of the years 1996 through 1999 are $11,797, $11,670, $13,473 and $11,458, respectively.
   Certain land, buildings and machinery and equipment having a net carrying value of approximately $39 million were mortgaged or otherwise encumbered against long-term debt of $15 million at May 29, 1994.
   The Company has committed short-term lines of credit which are seasonally adjusted to provide a maximum of $177.5 million available for borrowing needs. The unused lines of credit at May 29, 1994 were $55.5 million. Lending banks are compensated on a fee basis of 1/8 of 1% of the credit line. During 1994, maximum borrowings under the Company's committed and uncommitted lines of credit were $202 million; average borrowings for the year were $64.7 million at a weighted average interest rate of 3.6%.

SPECIAL CHARGE
During the fourth quarter of 1992, the Company decided to terminate operation of its refrigerated truckload transportation business. A charge to operations of $9,100 ($5,685 after taxes, or $.14 per share) was provided relating primarily to leased and owned assets as well as other transition costs.

INVENTORIES
At May 29, 1994 and May 30, 1993, inventories comprised the following:

- - ---------------------------------------------------------------------
                                                 1994        1993
Raw materials and supplies                     $ 69,258    $ 46,666
Materials in process                             31,823      28,473
Finished goods                                  151,358     121,400
                                                252,439     196,539
Less: Excess of current cost over stated
      value of last-in, first-out
      inventories                               (19,115)    (17,543)
Total inventories                              $233,324    $178,996

   The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 40.9% and 33.8% for 1994 and 1993, respectively.

SHAREHOLDERS' EQUITY
The 1988 shareholder rights plan, as amended, protects shareholders in the event the Company becomes the target of coercive and unfair takeover tactics. The rights were distributed to shareholders on the basis of one preferred stock purchase right for each share of Dean Foods Company common stock. Each right entitles shareholders to purchase one one-hundredth of a share of preferred stock and will become exercisable only if a person or group acquires 15% or more of the Company's common stock. The rights may be redeemed by the Company for $.05 per right at any time prior to a public announcement that a person or group has acquired 15% or more of the Company's common stock. The rights expire on August 10, 1998, unless previously redeemed or exercised.
   The Company may repurchase shares of its common stock from time to time in the open market, in privately-negotiated transactions or otherwise at a price or prices reasonably related to the then prevailing market price.
   A summary of stock option activity for the Company's stock option plans follows:

                                          NUMBER     AVERAGE
                                       OF SHARES      OPTION
                                           UNDER       PRICE
                                          OPTION   PER SHARE
- - -------------------------------------------------------------
Outstanding at May 26, 1991              574,833      $22.99
Changes during the year:
  Granted                                187,030       32.83
  Terminated                              (8,762)      23.79
  Exercised                              (24,386)      21.42
Options outstanding at May 31, 1992      728,715       25.56
Changes during the year:
  Granted                                282,235       26.95
  Terminated                             (16,949)      27.29
  Exercised                              (71,472)      21.67
Options outstanding at May 30, 1993      922,529       26.26
Changes during the year:
  Granted                                250,119       26.87
  Terminated                             (14,032)      29.17
  Exercised                             (118,586)      21.82
Options outstanding at May 29, 1994    1,040,030      $26.87
  Exercisable at end of year             511,571      $26.22
Available for grants:
  Beginning of year                      897,766
  End of year                            624,819

Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 1,915,000 shares of the Company's common stock. Of these shares, a maximum of 115,000 may be granted to non-employee directors. A total of 65,500 shares have been granted to non-employee directors. A total of 345,688 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to aggregate increase in the market value of the common stock since the date of grant. Options terminate five to ten years after date of grant.
   The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program). In fiscal 1994, key employees elected to receive 36,860 shares under the Stock Bonus Awards Program which related to bonuses.

INCOME TAXES
The Company adopted the provisions of the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," as of May 31, 1993. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
   As permitted under the Statement, prior years' financial statements have not been restated. The cumulative effect of the change in accounting principle on prior fiscal periods increased current year net income by $2.2 million, net of taxes, or $0.06 per share.
   The Statement also requires that deferred taxes be recorded for the tax effects of differences between the assigned values and the tax basis of assets acquired and liabilities assumed in business acquisitions. This change in method increased the values assigned to such net assets by $22.7 million with a corresponding increase in deferred income taxes.
   Taxes on income were as follows:

- - ----------------------------------------------------------------------------
                                            1994          1993          1992
Current tax expense:
  Federal                                $37,387       $30,447       $36,837
  State and foreign                        8,385         5,525         8,272
                                          45,772        35,972        45,109
  Deferred tax expense (credit):
  Federal                                    708         8,435        (1,311)
  State and foreign                          150         1,943          (287)
  Effect of tax rate change                  921             -             -
                                           1,779        10,378        (1,598)
Provision for income taxes               $47,551       $46,350       $43,511

The effective tax rates differ from the prevailing statutory federal rate as follows:

- - --------------------------------------------------------------------
                                       1994        1993       1992
Statutory federal tax rate             35.0%       34.0%      34.0%
State and local income taxes,
  net of federal benefit                4.3         4.3        5.0
Other, net                              0.9         2.1        2.2
Effective tax rate                     40.2%       40.4%      41.2%

  Significant timing differences comprising the deferred tax provision were as follows:

- - ---------------------------------------------------------------------
                                                   1993       1992
Depreciation                                      $ 2,665   $ 2,748
Transportation business reserve                     2,930    (3,415)
Compensation costs                                  3,333       (71)
Other, net                                          1,450      (860)
Deferred tax expense (credit)                    $ 10,378   $(1,598)

  The components of the deferred income taxes as of May 29, 1994 were as follows:

- - ------------------------------------------------------------------------
Prepaid deferred income taxes:
 Accounts receivable                                        $  2,177
 LIFO inventory                                               (2,991)
 Self-insurance reserves                                      10,096
 Vacation pay                                                  3,720
 Other                                                         4,247
 Total prepaid deferred income taxes                          17,249
Deferred income taxes:
 Fixed assets                                                (65,479)
 Deferred compensation                                         3,772
 Other                                                        (1,703)
 Total deferred income taxes                                 (63,410)
Net deferred income taxes                                   $(46,161)

EMPLOYEE BENEFIT PLANS

The Company has various profit sharing and retirement plans covering certain salaried and hourly employees. Amounts charged to operations under all plans were $15,502, $14,659 and $14,171 in 1994, 1993, 1992, respectively.
   Defined Benefit Pension Plans--Costs for noncontributory defined benefit plans were $2,750, $1,885 and $1,135 in 1994, 1993 and 1992, respectively. Plan assets are primarily invested in bonds, stocks and real estate. Significant weighted average assumptions used in determining net pension costs were:

- - -------------------------------------------------------------------------
                                                        1994       1993
Discount rate                                           7.5%        8.0%
Expected long-term rate of return on assets             8.0%        8.3%
Rate of increase in compensation levels (range)    0 -  5.0%   0 -  5.0%

   The Company's defined benefit net pension costs included the following components:

- - ---------------------------------------------------------------------
                                                       1994      1993
Current service costs                               $ 2,414   $ 2,235
Interest cost on projected benefit obligation         4,859     4,414
Actual return on plan assets                         (4,189)   (3,808)
Net amortization and deferral                          (334)     (956)
Net pension costs for the year                      $ 2,750   $ 1,885

   The following table sets forth the funded status of the Company's defined benefit plans reconciled to accrued pension costs:

- - ---------------------------------------------------------------------
                                                      1994        1993
Present value of projected benefit obligation:
  Vested employees                                  $ 46,650    $ 47,660
  Non-vested employees                                 3,730       1,869
Accumulated benefit obligation                        50,380      49,529
Additional amounts due to
  future salary increases                             16,202      10,552
Total projected benefit obligation                    66,582      60,081
Fair value of net assets available for benefits      (54,882)    (56,457)
Projected benefit obligation greater
     than net assets available                        11,700       3,624
Unrecognized prior service cost                         (211)     (1,008)
Unamortized transition net assets                      4,296       4,742
Unrecognized net gain                                (14,049)     (5,871)
Net accrued pension costs                           $  1,736    $  1,487

The majority of retirement benefits are based upon the highest five year average qualifying earnings (base compensation) for service prior to January 1, 1986 and, for service since then, based upon the participant's qualifying earnings each year.
   The Company participates in various multi-employer union-management-administered defined contribution pension plans that principally cover production workers. Pension expense under these plans was $4,810, $4,773 and $4,884 in 1994, 1993 and 1992, respectively.
   Profit Sharing Plans--The Company maintains noncontributory profit sharing plans for certain employees. Company contributions under these plans are made at the discretion of the Board of Directors. Expense for these plans was $5,299, $4,626 and $4,692 in 1994, 1993 and 1992, respectively.
   Postretirement Benefits--The Company provides health care and life insurance benefits to certain of its retired employees and eligible dependents. Employees are eligible for such benefits subject to minimum age and service requirements. Eligible employees that retire before the normal retirement age, along with their dependents, are entitled to benefits on a shared contribution basis. Substantially all benefits terminate at age sixty-five. The Company retains the right to modify or eliminate these benefits.
   Effective May 31, 1993, the Company implemented Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires recognition of the cost of postretirement benefits on an accrual basis rather than the cash basis, which was the Company's previous accounting policy. The cumulative effect of the accounting change resulted in a non-cash charge of $1,027 (net of $657 of taxes) or $.03 per share which represents the accumulated postretirement benefit obligation (APBO) existing at May 31, 1993. Additionally, in connection with the Birds Eye acquisition, the Company assumed a postretirement obligation of $4,252 which was recorded as part of the acquisition accounting.
   For the years ended 1993 and 1992, the Company recognized postretirement benefit costs as incurred. The amounts recognized in expense in prior years was not material.
   Postretirement benefits expense was $508 in 1994. The components of expense in 1994 follows:

- - ------------------------------------------
Service cost of benefits earned       $237
Interest cost on liability             271
Net postretirement benefit cost       $508

The following table summarizes the postretirement benefit liability as of May 29, 1994:

- - ------------------------------------------
Retirees                            $1,731
Fully eligible active participants     254
Other active participants            5,367
Total                                7,352
Unrecognized net loss                 (908)
Accrued postretirement benefits     $6,444

   The accumulated postretirement benefit obligation was determined using 7.5% weighted average discount rate and an assumed compensation increase of 5.0%. The health care cost trend rates were assumed to be 11% in 1994, gradually declining to 5.5% over ten years and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $1,305 at May 29, 1994, and the net periodic cost by $239.

LEASES
Net rental expense, including amounts for leases of one year or less, was $21,203, $23,192 and $27,648 in 1994, 1993 and 1992, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.
   At May 29, 1994, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                                          CAPITAL  OPERATING
                                          LEASES      LEASES
- - ------------------------------------------------------------
1995                                      $ 1,271    $10,751
1996                                        1,000      6,787
1997                                        1,000      5,698
1998                                        1,000      4,382
1999                                        1,000      3,066
Thereafter                                 16,190      2,912
Total minimum lease payments               21,461    $33,596
Less: Imputed interest                     11,975
Present value of minimum lease payments   $ 9,486

ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Consolidated accounts payable and accrued expenses at May 29, 1994 and May 30, 1993, comprised the following items:

- - ---------------------------------------------------------------------------------------------------------------------
                                                                                                     1994      1993
Trade payables                                                                                     $ 96,704   $101,703
Accrued expenses                                                                                     56,817     24,289
Accrued insurance                                                                                    31,020     30,396
Accrued payroll                                                                                      29,302     24,855
Accrued taxes, other than income                                                                      6,287      6,048
Accrued pension and profit sharing                                                                    7,218      6,280
Total accounts payable and accrued expenses                                                        $227,348   $193,571

CASH FLOW DATA
Interest and taxes paid included in the Company's cash flow from operations were as follows:

- - ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1994        1993       1992
Interest paid                                                                                      $15,591     $14,917    $15,615
Taxes paid                                                                                          46,753      38,400     50,737

Liabilities assumed in conjunction with business acquisitions were:

- - ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1994        1993       1992
Fair value of assets acquired                                                                      $ 197,090   $ 22,752   $ 23,042
Consideration paid                                                                                  (171,479)   (15,784)   (10,945)
    Liabilities assumed                                                                            $  25,611   $  6,968   $ 12,097

COMMITMENTS AND CONTINGENT LIABILITIES
The Company is a defendant in various legal matters and is currently the subject of investigations by various state and federal authorities relating to the pricing of contracts to supply milk and certain environmental matters. The ultimate resolution of these matters is not expected to have a material effect on the financial position or results of operations of the Company.

BUSINESS SEGMENT INFORMATION
The nature of products classified in the business segments presented herein is described on pages 4 through 13. Intersegment sales are not material.
   "Corporate and Other" includes revenues and expenses of the Company's transportation subsidiary and canned meats processed under government bid contracts. General corporate expenses, interest expense, and interest income are classified as "Corporate and Other." Identifiable assets are those used in the Company's operations in each segment.

                                   SPECIALTY
                            DAIRY       FOOD  CORPORATE
                         PRODUCTS   PRODUCTS  AND OTHER   CONSOLIDATED
- - -----------------------------------------------------------------------
1994
Net sales               $1,469,198  $937,183   $ 24,822     $2,431,203
Operating earnings          77,987    68,168    (27,842)       118,313
Identifiable assets        459,986   576,868     72,300      1,109,154
Depreciation and
  amortization              35,424    24,782      1,669         61,875
Capital expenditures        51,466    28,128      1,383         80,977
- - -----------------------------------------------------------------------
1993
Net sales               $1,437,004  $805,791   $ 31,545     $2,274,340
Operating earnings          82,568    57,181    (24,990)       114,759
Identifiable assets        429,766   376,046     87,024        892,836
Depreciation and
  amortization              32,417    19,534      2,046         53,997
Capital expenditures        54,181    19,633        989         74,803
- - -----------------------------------------------------------------------
1992
Net sales               $1,430,160  $789,663   $ 69,618     $2,289,441
Operating earnings          83,258    60,184    (37,915)       105,527
Identifiable assets        414,158   359,043     83,951        857,152
Depreciation and
  amortization              30,704    17,719      1,848         50,271
Capital expenditures        53,334    23,904        629         77,867

   Operating earnings for fiscal 1992 of Corporate and Other includes a special charge of $9,100 related to the Company's transportation subsidiary. This item is further described in the Special Charge note.

QUARTERLY FINANCIAL DATA


UNAUDITED: (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
- - ----------------------------------------------------------------
                             FIRST    SECOND     THIRD    FOURTH
FISCAL 1994
Net sales                 $559,651  $577,113  $622,890  $671,549
Gross profit              $116,925   127,829   139,878   161,559
Net income                $ 11,765    17,455    18,442    24,279
Per common share data:
  Net income              $    .30       .44       .46       .61
  Stock price range -
    High                  $ 28 1/4        29    33 1/2        33
    Low                   $ 25 1/4    24 1/2    26 7/8    25 3/4
  Dividend rate (cents)       16.0      16.0      16.0      16.0

Fiscal 1993
Net sales                 $543,227   572,326   566,565   592,222
Gross profit              $121,182   128,163   127,426   140,245
Net income                $ 15,426    17,170    15,965    19,848
Per common share data:
  Net income              $    .39       .43       .41       .50
  Stock price range -
    High                  $ 28 7/8        29    29 7/8    28 7/8
    Low                   $ 24 1/8        25    26 3/4    23 1/8
  Dividend rate (cents)       15.0         -      30.0      15.0

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.


REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE            [LOGO APPEARS HERE]
200 East Randolph Drive
Chicago, IL 60601

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DEAN FOODS COMPANY
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 29, 1994 and May 30, 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 29, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


[SIGNATURE OF PRICE WATERHOUSE]

June 29, 1994

SUMMARY OF OPERATIONS

FISCAL YEAR ENDED MAY, (IN THOUSANDS EXCEPT FOR ITEMS MARKED WITH AN *)
- - ----------------------------------------------------------------------------------------------------------------------
                                           1994             1993             1992              1991              1990
OPERATING DATA:
Net sales                            $2,431,203        2,274,340        2,289,441         2,157,997         1,987,517
Costs of products sold and
  all operating expenses             $2,298,399        2,148,385        2,162,820         2,022,092         1,876,176
Interest expense                     $   15,471           14,888           15,551            16,780            12,682
Income before taxes                  $  118,313          114,759          105,527(B)        124,340           102,066
Provision for income taxes           $   47,551           46,350           43,511            51,807            40,834
Net income                           $   71,941(A)        68,409           62,016(B)         72,533            61,232
Net income as a % of sales*                 3.0%             3.0%             2.7%              3.4%              3.1%
Depreciation on properties           $   58,549           51,815           48,348            44,465            37,338
Capital expenditures                 $   80,977           74,803           77,867            72,844            68,196
Number of employees*                     12,100           10,500           10,100             9,600             8,900

BALANCE SHEET DATA:
Working capital                      $   92,915          198,393          183,577           198,429           182,852
Total assets                         $1,109,154          892,836          857,152           816,999           744,759
Net plant and equipment              $  543,211          443,764          415,791           375,930           337,068
Long-term obligations                $  136,150          151,127          155,478           149,980           146,622
Shareholders' equity                 $  524,774          476,319          430,443           416,560           362,760
Return on average equity*                  14.4%            15.1%            14.6%             18.6%             18.7%

COMMON STOCK DATA:
Net income per share*                $     1.81(A)          1.73             1.53(B)           1.79              1.53
Cash dividends per share*            $      .64              .60              .56               .49               .44
Book value per share*                $    13.19            12.00            10.87             10.23              8.93
Number of shareholders*                   8,936            8,654            8,929             8,380             8,005

- - ----------------------------------------------------------------------------------------------------------------------
                                           1989             1988             1987              1986              1985
OPERATING DATA:
Net sales                            $1,683,578        1,551,832        1,434,600         1,268,580         1,154,872
Costs of products sold and
  all operating expenses             $1,577,047        1,471,719        1,348,785         1,188,214         1,084,086
Interest expense                     $    7,646            6,149            5,814             6,497             6,210
Income before taxes                  $  101,793(C)        76,542(D)        82,794            77,656            68,366
Provision for income taxes           $   41,360           33,787           41,727            36,933            31,602
Net income                           $   60,433(C)        42,755(D)        41,067            40,723            36,764
Net income as a % of sales*                 3.6%             2.8%             2.9%              3.2%              3.2%
Depreciation on properties           $   31,046           29,028           25,559            22,325            19,799
Capital expenditures                 $   55,917           39,258           41,618            36,581            32,582
Number of employees*                      7,500            7,100            6,900             6,100             5,450

BALANCE SHEET DATA:
Working capital                      $  156,469          130,355          114,819           107,718            96,572
Total assets                         $  586,702          499,150          450,116           407,926           367,497
Net plant and equipment              $  253,972          211,711          194,878           168,424           147,150
Long-term obligations                $   84,162           48,884           47,024            48,997            49,275
Shareholders' equity                 $  293,249          265,739          236,417           207,220           175,921
Return on average equity*                  21.6%            17.0%            18.5%             21.3%             22.8%

COMMON STOCK DATA:
Net income per share*                $     1.52(C)          1.07(D)          1.03              1.02               .93
Cash dividends per share*            $      .40              .36              .32               .27               .22
Book value per share*                $     7.43             6.60             5.89              5.17              4.41
Number of shareholders*                   8,290            8,671            8,357             7,682             4,918

(A) 1994 includes an after-tax net gain of $1,179 ($.03 per share) related to changes in accounting principles.
(B) 1992 includes a charge against operations of $9,100 related to the termination of the Company's refrigerated truckload transportation business ($5,685 after taxes, or $.14 per share).
(C) 1989 includes a net gain of $10,132 for unusual items ($5,442 after taxes, or $.14 per share).
(D) 1988 includes a net charge against operations of $11,606 for unusual items ($9,686 after taxes,or $.24 per share).

FINANCIAL REVIEW


PAGE WHERE
GRAPHIC APPEARS       DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
- - ---------------------------------------------------------------------------
       16             Graph showing Working Capital from 1994-1984.

                      Graph showing Dividends per share from 1994-1984.

                      Graph showing Capital Expenditures from 1994-1984.

                      Graph showing Shareholders' Equity from 1994-1984.

                      Graph showing Long Term Debt to Capital from 1994-1984.

                      Graph showing Return on Average Equity from 1994 to 1984.