Form 10-K405, Exhibit 13
period 1995-05-28
DEAN FOODS CO
filed 1995-08-28
CIK 27500

                                                                   EXHIBIT 13(a)

FINANCIAL REVIEW

FINANCIAL OBJECTIVES AND STRATEGIES
The Company's primary objective is to maximize shareholders value over time through dividend growth and long-term stock appreciation. Among the financial strategies employed by the Company toward accomplishing this objective are:

SOUND WORKING CAPITAL MANAGEMENT
The Company employs various procedures to monitor and control the quality and levels of current assets using short-term borrowings primarily to meet seasonal crop related cash requirements. During fiscal 1995 and 1994, the Company utilized short-term borrowings under bank lines of credit to acquire businesses. The amounts borrowed under such lines of credit were refinanced in fiscal 1995.

CAPITAL INVESTMENTS
The Company's goal is to maintain and improve the productivity of its assets, making those capital investments which offer returns to the Company greater than its cost of capital.

PRUDENT USE OF DEBT
The Company maintains debt levels considered prudent based upon its cash flows and financial ratios. The long-term debt market has been used primarily to fund acquisitions and major capital expenditures. Based upon the Company's debt ratio at fiscal 1995 year-end of 27.8%, the Company believes it has sufficient debt capacity to fund future growth.


                               Working Captial
                                85       97
                                86      108
                                87      115
                                88      130
                                89      156
                                90      183
                                91      198
                                92      184
                                93      198
                                94       93
                                95      215



FINANCIAL RISK MANAGEMENT
The Company's primary financial risk is interest rate exposure, which is managed through the mix of fixed and floating rate debt. Foreign currency risk, which is not significant, is currently managed through natural currency offsets. The Company's policies and controls preclude leveraged or structured derivatives and financial derivatives for trading purposes.

DIVIDEND POLICY
On July 28, 1995, the Company increased its quarterly dividend 6% to $.18 per share, the twenty-third increase since 1974. The total increase in the dividend rate since 1974 is 2300%.

STOCK REPURCHASE PLAN
The Company, in fiscal 1988, adopted a stock repurchase program which the Company believes enhances shareholder value. No shares were purchased during fiscal 1995 and 1994, as funds generated from operation were used in connection with the acquisitions of businesses.

FINANCIAL CONDITION
CAPITAL RESOURCES AND LIQUIDITY
The Company's operating cash and capital expenditure requirements have historically been met through funds generated internally from assets employed (working capital and long-term assets).
      Working capital at May 28, 1995 was $215.0 million, an increase of $122.1 million from a year ago. The Company's current ratio was 1.71 compared to 1.25 at the end of fiscal 1994. The increased working capital principally resulted from the issuance of $100 million notes in June 1995 which was classified as long-term indebtedness at May 28, 1995. Cash and temporary cash investments at May 28, 1995 was $4.8 million, a decrease of $6.1 million from last year. Inventories increased $39.8 million due to a normal crop-related harvest this year, increased sales volumes and inventories of businesses acquired during fiscal 1995. Dairy Products inventory turnover is at a high rate, whereas Specialty Food Products inventories generally have lower turnover rates and the crop-related inventory levels may vary from year to year. A large part of the Specialty Food Products inventories are valued on the LIFO inventory valuation method which enhances the Company's cash flow.
      The Company maintains short-term bank lines of credit which are seasonally adjusted to meet crop-related requirements. In the latter part of fiscal 1994 these lines were increased to a maximum of $177.5 million in order to fund business acquisitions and working capital requirements. The short-term borrowings used to fund fiscal 1994 and 1995 acquisitions were refinanced in fiscal 1995 with a public debt offering having a ten-year maturity. The borrowings outstanding under bank lines of credit at the end of fiscal 1995 were $29 million, whereas the borrowings outstanding at the end of fiscal 1994 were $122 million.
      Net property, plant and equipment increased $26.9 million this year due to capital expenditures and the assets of businesses acquired, less depreciation. Major capital expenditures during fiscal 1995 were primarily plant expansions required to handle increased production volumes.

                        Long-Term Debt to Capital
                             85         21.9
                             86         19.1
                             87         16.6
                             88         15.5
                             89         22.3
                             90         28.8
                             91         26.5
                             92         26.5
                             93         24.1
                             94         20.6
                             95         27.6

      The Company's long-term objective is to provide a mix of debt and equity that will provide sufficient flexibility for growth. During fiscal 1995, the Company entered into two syndicated bank Credit Agreements, a $200 million revolving credit facility maturing in 2000 and a $100 million revolving credit facility (convertible to a term loan) which matures in 1997. No borrowings were outstanding under these facilities at year-end. The Company during 1995 established a $300 million senior note facility and a $200 million medium-term loan facility pursuant to a shelf registration with the Securities and Exchange Commission. In June 1995, the Company issued $100 million senior notes which carry "A3" (Moody's Investors Services, Inc.) and "A" (Standard & Poors Corporation) ratings. The Company intends to maintain these ratings which will allow access to financing at reasonable rates. Long-term obligations at May 28, 1995 were $224.7 million, an increase of $88.5 million from last year and principally the result of the issuance of the new senior debt less normal maturities. The Company's debt-to-capital ratio at May 28, 1995 was 27.8% compared to 20.6% a year ago. The Company is in compliance with the covenants and restrictions under its debt agreements, the most restrictive of which are discussed in the "Borrowing Arrangements" note to the consolidated financial statements.
      Shareholders' equity at May 28, 1995 was $584.5 million, an increase of $59.8 million as a result of the addition of earnings less dividends paid to shareholders. The treasury stock held at May 28, 1995 is available for use in future acquisitions, for stock options or for other general business purposes. The return on average equity for fiscal 1995 was 14.4%, the same as last year.

CASH FLOWS
Net cash flow for fiscal 1995 was $6.1 million unfavorable, primarily the result of outlays for acquisitions. Outlays for acquisitions net of short-term borrowings used to fund such acquisitions resulted in a net $30.6 million unfavorable cash flow for fiscal 1994. Particulars of the Company's cash flow activities are as follows:
      Operating Activities--Cash provided from operations for fiscal 1995 was $128.1 million, compared to $122.0 million and $122.7 million for fiscal years 1994 and 1993, respectively. The cash provided in fiscal 1995 was principally the result of increased earnings and greater non-cash charges to income less a net increase in working capital items.
      Investing Activities--Net cash used in the Company's investing activities in fiscal 1995 was $115.4 million compared to $242.7 million and $76.5 million for fiscal years 1994 and 1993, respectively. Capital expenditures and business acquisitions are the Company's principal investing activities.
Capital expenditures for 1995 were $83.3 million compared with $81.0 million and $74.8 million in fiscal year 1994 and 1993, respectively. Capital expenditures for fiscal 1996 are projected to exceed the fiscal 1995 capital spending. During fiscal 1995, $35.3 million was used to acquire businesses, an important aspect of the Company's growth. During the three years ended May 28, 1995, $209.6 million was spent to acquire businesses which are discussed in the "Business Acquisitions" note to the consolidated financial statements.
      Financing Activities--Net cash used in financing activities during fiscal 1995 was $18.8 million compared to net cash provided in 1994 of $ 90.1 million and a net cash used for fiscal 1993 of $38.7 million. During fiscal 1995, the issuance of $100 million long-term debt was used to repay bank borrowings which funded business acquisitions during fiscal 1994 and 1995. Short-term borrowings outstanding at fiscal year-end 1995 and 1994 were $29.0 million and $122.0 million, respectively. Cash dividends paid in each of the last three years were $26.7 million during fiscal 1995, compared to $25.0 million and $23.4 million during fiscal years 1994 and 1993, respectively.

RESULTS OF OPERATIONS
Earnings for fiscal 1995 increased 11% over fiscal 1994 with income of $80.1 million or $2.01 per share compared to $71.9 million or $1.81 per share last year. The increase in fiscal 1995 earnings was the result of improved Specialty Food Products earnings as Dairy Products earnings approximated fiscal 1994 earnings. Fiscal 1994 earnings benefited from improved vegetable earnings and the contribution of a business acquired in the latter part of fiscal 1994. The fiscal 1994 earnings were impacted by the adoption of new accounting principles and the Revenue Reconciliation Act of 1993. On May 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standard No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and FAS No. 109, "Accounting for Income Taxes." Further discussion of FAS 106 and FAS 109 appears in the "Employee Benefit Plans" and "Income Taxes" notes to the consolidated financial statements. Fiscal 1994 results included a charge of $1.5 million or $.04 per share as a result of the increase in the corporate tax rate to 35% retroactive to January 1, 1993. Earnings for fiscal 1993 were impacted principally by lower profits in the Company's vegetable operations, the result of industry-wide excess inventories and competitive conditions.
      Net sales for fiscal 1995 were $2.6 billion compared to $2.4 billion for fiscal 1994, an 8% increase. Both Dairy Products and Specialty Food Products recorded sales increase in fiscal 1995 as unit sales volumes exceeded fiscal 1994 levels.

                                Dividends per Share
                                85            0.22
                                86            0.27
                                87            0.32
                                88            0.36
                                89            0.40
                                90            0.44
                                91            0.49
                                92            0.56
                                93            0.60
                                94            0.64
                                95            0.68


BUSINESS SEGMENTS
The Company is a diversified food processor and distributor engaged in two business segments, Dairy Products and Specialty Food Products. The Company is a major processor of fluid milk and related products, specialty dairy products and ice cream serving various regional markets, with some products distributed nationwide and to Mexico. Dairy Products is the Company's largest segment, accounting for 58% of total fiscal 1995 sales. Included within the Specialty Food Products segment are frozen and canned vegetables, pickles and related products, powdered non-dairy products and other specialty food items. Products within this segment are sold both in regional markets and nationally, with certain products sold internationally. Segment operating earnings represent total sales less operating expenses of the segment with the following items not deducted: general corporate expenses, interest expense and federal and state income taxes. Both business segments are large users of certain agricultural related commodities, the prices for which can vary greatly. Overall availability of raw milk supplies have been adequate to meet the Company's processing requirements. The Company's ability to source products from diverse growing areas helps mitigate the impact of shortages of vegetables and cucumbers due to weather-related adverse crop conditions. The competitive conditions and relatively low profit margins in the food industry necessitate timely adjustment of the Company's pricing to reflect changes in commodity pricing as well as changes in other production and distribution related costs.
      Dairy Products--Dairy Products sales for fiscal 1995 increased 3.0% over sales of fiscal 1994. Increased unit sales volume and the inclusion of sales a business acquired in 1995 offset lower selling prices reflecting lower raw milk costs during the year. Sales for fiscal 1994 were 2.2% greater than fiscal 1993 on higher selling prices reflecting increased raw milk costs and the sales contribution of a business acquired in fiscal 1994.
      Raw milk costs fell substantially in the first quarter of fiscal 1995 and then remained stable throughout the balance of the year. In fiscal 1994, raw milk costs, which exceeded fiscal 1993 levels during the first quarter, fell in the second quarter and then increased significantly during the last half of the year, remaining higher than fiscal 1993 levels. Early indications are that raw milk costs may rise slightly in the second quarter of fiscal 1996; however, available milk supplies are expected to be adequate. Prices for resin used in dairy containers rose in fiscal 1995 from 1994 levels. Indications are that prices for resin in fiscal 1996 will approximate fiscal 1995 prices.
      Dairy Products fiscal 1995 operating earnings declined slightly (1.1%) principally as a result of competitive conditions in certain markets and costs associated with introduction of new products and expansion into new markets. Fiscal 1994 operating earnings declined 5.5% from fiscal 1993 basically the result of higher raw milk costs and competitive conditions encountered in certain markets.

      Specialty Food Products--This business is a large user of raw vegetables, cucumbers, corn syrups, vegetable oils, sugar and casein. Vegetable and cucumber costs were relatively stable in fiscal 1995. Weather-related crop shortages and harvest delays in the Midwest growing regions resulted in higher fiscal 1994 costs in the Company's vegetable and pickle businesses. Prices for vegetables and cucumbers were relatively stable during fiscal 1993. Although weather-related delays and crop conditions have been encountered this year in certain of the Company's growing areas, early indications are that supplies will be adequate and costs should approximate fiscal 1995 cost levels. Prices for corn syrups and vegetable oils were relatively stable through fiscal 1994 and fiscal 1995 and indications are that fiscal 1996 prices will approximate fiscal 1995 levels. Sugar and casein prices during fiscal 1995 and fiscal 1994 were relatively stable with indications that sugar prices in fiscal 1996 will approximate or decline slightly from fiscal 1995 levels, whereas casein prices are likely to increase in fiscal 1996. Overall sales of Specialty Food Products for fiscal 1995 increased 16% over fiscal 1994 sales, principally due to the full year's inclusion of the sales of a 1994 business acquisition. Specialty Food Products sales in fiscal 1994 increased 16% over fiscal 1993 principally the result of the sales of businesses acquired during fiscal years 1994 and 1993. Overall fiscal 1995 unit sales volumes were strong, approximately 11% greater than fiscal 1994 levels.
      Operating earnings for fiscal year 1995 increased 44% principally due to improved earnings by the Company's vegetable and pickle operations. Both operations had strong fiscal 1995 unit sales volume increases and favorable processing costs as a result of a more normal harvest of fiscal 1995 crops.
The full year's inclusion of the fiscal 1994 Birds Eye acquisition positively impacted fiscal 1995 vegetable operating results. The competitive pressures which prevailed throughout the year on canned vegetables were more than offset by the sales and margins of frozen vegetables. Operating earnings for fiscal year 1994 increased 19%, principally due to improved vegetable earnings and the contribution of a vegetable business acquired during the latter part of the year. Pricing for certain vegetable products, which had declined is fiscal 1993, increased in fiscal 1994 as a result of weather-related crop shortages and harvesting delays. Pickle margins declined in fiscal 1994, the result of increased weather-related costs and competitive market conditions.


                             Shareholders' Equity
                                85      176
                                86      207
                                87      236
                                88      266
                                89      293
                                90      363
                                91      417
                                92      430
                                93      476
                                94      525
                                95      585


CORPORATE AND OTHER
Corporate and Other sales and expenses include sales and expenses of the Company's transportation subsidiary and canned meats under government contract bids, along with general corporate expenses, interest expenses and interest income. Fiscal 1995 sales increased 27% as a result of the transportation operation and canned meat sales. Corporate and Other expenses increased in fiscal 1995 principally the result of interest expense. Interest expense for fiscal 1995 increased 44.8%, the result of increased borrowing requirements which arose out of cash outlays for 1994 and 1995 business acquisitions and increased interest rates which prevailed throughout most of the year. Fiscal 1994 interest expense increased 3.9%, the result of increased short-term borrowing requirements and increased interest rates during the latter part of fiscal 1994, offsetting reductions in long-term obligations.

                               Return on Equity
                                85      22.8
                                86      21.3
                                87      18.5
                                88      17.0
                                89      21.6
                                90      18.7
                                91      18.6
                                92      14.6
                                93      15.1
                                94      14.4
                                95      14.4


      Income Taxes--The Company's effective tax rate for fiscal 1995 was 41.3%. The effective income tax rates for fiscal years 1994 and fiscal 1993 were 40.2% and 40.4%, respectively. Explanations of the differences from statutory rates are explained in the "Income Taxes" note to the consolidated financial statements.

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

Dean Foods Company and Subsidiaries
Consolidated Balance Sheets

May 28, 1995 and May 29, 1994


Assets (In thousands)                                                                1995                    1994
-----------------------------------------------------------------------------------------------------------------
Current Assets:
     Cash and temporary cash investments                                       $    4,826              $   10,967
     Accounts and notes receivable, less
         allowance for doubtful accounts of $4,257
         and $3,875, respectively                                                 184,210                 169,395
     Inventories                                                                  273,114                 233,324
     Deferred tax assets                                                           22,456                  17,249
     Other current assets                                                          34,266                  29,247
                                                                               ----------              ----------
         Total current assets                                                     518,872                 460,182
                                                                               ----------              ----------

Property, Plant and Equipment, at cost:
     Land                                                                          30,280                  29,679
     Buildings and improvements                                                   262,552                 235,191
     Machinery and equipment                                                      608,108                 539,192
     Transportation equipment                                                      54,411                  54,452
     Construction in progress                                                      41,312                  47,897
                                                                               ----------              ----------
                                                                                  996,663                 906,411
     Less-Accumulated depreciation                                                426,518                 363,200
                                                                               ----------              ----------
         Total properties, net                                                    570,145                 543,211
                                                                               ----------              ----------
Other Assets:
     Goodwill, net of amortization of
         $7,012 and $5,026, respectively                                           69,640                  67,128
     Other intangible assets, net of amortization of
         $3,157 and $1,750, respectively                                           28,380                  28,303
     Other                                                                         15,389                  10,330
                                                                               ----------              ----------
         Total other assets                                                       113,409                 105,761
                                                                               ----------              ----------
         Total Assets                                                          $1,202,426              $1,109,154
                                                                               ==========              ==========


See accompanying notes to consolidated financial statements.

 Liabilities and Shareholders' Equity (In thousands)                                   1995               1994
 -------------------------------------------------------------------------------------------------------------
 Current Liabilities:
     Notes payable to banks                                                      $   29,000         $  122,000
     Current installments of
        long-term obligations                                                        11,995              6,960
     Accounts payable and accrued expenses                                          248,721            227,348
     Dividends payable                                                                6,877              6,462
     Federal and state income taxes                                                   7,267              4,497
                                                                                 ----------         ----------
        Total current liabilities                                                   303,860            367,267
                                                                                 ----------         ----------
 Long-Term Obligations                                                              224,679            136,150
                                                                                 ----------         ----------
 Deferred Liabilities:
     Deferred income taxes                                                           70,051             63,410
     Other                                                                           19,310             17,553
                                                                                 ----------         ----------
          Total deferred liabilities                                                 89,361             80,963
                                                                                 ----------         ----------

 Shareholders' Equity:
     Preferred stock, $1 par value,
        10,000,000 shares authorized, none issued                                         -                  -
     Common stock, $1 par value,
        80,000,000 shares authorized, 41,339,495
        and 41,050,503 shares issued, respectively                                   41,339             41,050
     Capital in excess of par value                                                  12,705              5,911
     Retained earnings                                                              560,881            507,981
     Cumulative translation adjustment                                                 (228)                 -
     Less-Treasury stock, at cost, 1,261,990 and
        1,261,890 shares, respectively                                               30,171             30,168
                                                                                 ----------         ----------
          Total shareholders' equity                                                584,526            524,774
                                                                                 ----------         ----------

 Commitments and Contingent Liabilities                                                   -                  -
                                                                                 ----------         ----------
          Total Liabilities and Shareholders' Equity                             $1,202,426         $1,109,154
                                                                                 ==========         ==========


See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries
Consolidated Statements of Income

For the Three Fiscal Years Ended May 28, 1995

 (In thousands)                                                          1995              1994                1993
-------------------------------------------------------------------------------------------------------------------
 Net sales                                                         $2,630,182        $2,431,203          $2,274,340
                                                                   ------------------------------------------------
 Costs and expenses:
     Costs of products sold                                         2,005,099         1,885,012           1,757,324
     Delivery, selling and
        administrative expenses                                       467,635           413,387             391,061
     Interest expense                                                  22,397            15,471              14,888
     Interest income                                                   (1,682)             (728)               (994)
     Other expense (income), net                                          345              (252)             (2,698)
                                                                   ------------------------------------------------
        Total costs and expenses                                    2,493,794         2,312,890           2,159,581
                                                                   ------------------------------------------------
 Income before taxes and cumulative
     effect of changes in accounting principles                       136,388           118,313             114,759
 Provision for income taxes                                            56,329            47,551              46,350
                                                                   ------------------------------------------------
 Income before cumulative effect of
     changes in accounting principles                                  80,059            70,762              68,409
 Cumulative effect of changes in
     accounting principles                                                  -             1,179                   -
                                                                   ------------------------------------------------
 Net income for the year                                           $   80,059        $   71,941          $   68,409
                                                                   ================================================

 Net income per share:
     Earnings per share before cumulative
        effect of changes in accounting principles                 $     2.01              1.78                1.73
     Cumulative effect of changes
        in accounting principles                                            -               .03                   -
                                                                   ------------------------------------------------
 Net income per share                                              $     2.01        $     1.81          $     1.73
                                                                   ================================================

See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries
Consolidated Statements of Shareholder's Equity
For the Three Fiscal Years Ended May 28, 1995



                                                Common Stock         Capital in             Cumulative
                                               --------------        Excess of   Retained   Translation    Treasury
                                               Shares   Value        Par Value   Earnings   Adjustment       Stock
------------------------------------------------------------------------------------------------------------------------
 Balance May 31, 1992..................          39,603   $40,856     $  1,973      $416,877      ---           ($29,263)
   Net Income..........................             ---       ---          ---        68,409      ---                ---
   Exercise of stock options...........              90        90        1,982           ---      ---                ---
   Purchase of treasury stock..........            (539)      ---          ---           ---      ---            (13,620)
   Issuance of treasury stock..........             535       ---          ---           ---      ---             12,822
   Cash dividends, $.60 per share......             ---       ---          ---       (23,807)     ---                ---
------------------------------------------------------------------------------------------------------------------------
 Balance May 30, 1993..................          39,689    40,946        3,955       461,479      ---            (30,061)
   Net Income..........................             ---       ---          ---        71,941      ---                ---
   Exercise of stock options...........             104       104        1,956           ---      ---                ---
   Return of treasury stock............              (4)      ---          ---           ---      ---               (107)
   Cash dividends, $.64 per share......             ---       ---          ---       (25,439)     ---                ---
------------------------------------------------------------------------------------------------------------------------
 Balance May 29, 1994..................          39,789    41,050        5,911       507,981      ---            (30,168)
   Net Income..........................             ---       ---          ---        80,059      ---                ---
   Issuance of common stock............             145       145        3,902           ---      ---                ---
   Exercise of stock options...........             144       144        2,892           ---      ---                ---
   Purchase of treasury stock..........             ---       ---          ---           ---      ---                 (3)
   Cash dividends, $.68 per share......             ---       ---          ---       (27,159)     ---                ---
   Cumulative translation adjustment...             ---       ---          ---           ---    ($228)               ---
------------------------------------------------------------------------------------------------------------------------
 Balance May 28, 1995..................          40,078   $41,339      $12,705      $560,881    ($228)          ($30,171)
========================================================================================================================


See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries
Consolidated Statements of Cash Flows
For the Three Fiscal Years Ended May 28, 1995

 (In thousands)                                                                        1995           1994             1993
---------------------------------------------------------------------------------------------------------------------------
 Cash flow from operations:
     Net income                                                                   $  80,059      $  71,941        $  68,409
     Adjustments to reconcile net income
        to net cash provided from operations:
           Depreciation and amortization                                             70,027         61,875           53,997
           Deferred income taxes                                                      6,641          3,307            3,724
           Other long-term deferred liabilities                                       1,757            288           (6,477)
           Gain on divestitures                                                           -              -             (107)
           Changes in accounting principles, net                                          -         (1,179)               -
           (Increase) decrease in working capital items,
                  net of acquisitions:
                      Accounts and notes receivable                                 (11,591)        (5,687)           8,746
                      Inventories and other current assets                          (35,217)       (16,933)           4,484
                      Accounts payable and accrued expenses                          20,635         12,863           (9,615)
                      Federal and state income taxes                                  2,770         (1,361)             641
           Other                                                                     (7,012)        (3,126)          (1,074)
                                                                                  -----------------------------------------
 Net cash provided from operations                                                  128,069        121,988          122,728
                                                                                  -----------------------------------------

 Cash flows from investing activities:
     Capital expenditures                                                           (83,280)       (80,977)         (74,803)
     Proceeds from dispositions of property, plant and
        equipment                                                                     3,153          3,640              566
     Acquisitions of businesses, net of cash acquired                               (35,273)      (171,479)          (2,801)
     Proceeds from businesses divested                                                    -          6,163              550
                                                                                  -----------------------------------------
 Net cash used in investing activities                                             (115,400)      (242,653)         (76,488)
                                                                                  -----------------------------------------

 Cash flows from financing activities:
     Issuance of long-term obligations                                              100,861          2,000            4,045
     Repayment of long-term obligations                                              (7,218)       (12,368)         (10,585)
     Issuance (repayment) of notes payable to banks, net                            (93,000)       122,000                -
     Unexpended industrial revenue bond proceeds                                        211          1,382            2,818
     Cash dividends paid                                                            (26,744)       (25,014)         (23,391)
     Issuance of common stock                                                         7,083          2,060            2,072
     Purchase of treasury stock                                                          (3)             -          (13,620)
                                                                                  -----------------------------------------
 Net cash provided by (used in)
     financing activities                                                           (18,810)        90,060          (38,661)
                                                                                  -----------------------------------------
 Increase (decrease) in cash and temporary
     cash investments                                                                (6,141)       (30,605)           7,579
 Cash and temporary cash investments -
     beginning of year                                                               10,967         41,572           33,993
                                                                                  -----------------------------------------
 Cash and Temporary Cash Investments -
     end of year                                                                  $   4,826      $  10,967        $  41,572
                                                                                  =========================================

See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries
Notes to Consolidated Financial Statements
(Dollar amounts in thousands unless otherwise noted)

Summary of Accounting Policies
         Definition of Fiscal Year - The Company's fiscal year ends on the last Sunday in May. There were 52 weeks in the three fiscal years ended May 1995.
         Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances are excluded from the statements.
         Cash and Temporary Cash Investments - The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.
         Inventories - Inventories are stated at the lower of cost or market. The majority of inventories are valued on the last-in, first-out (LIFO) method. The majority of Dairy Products and certain Specialty Food Products inventories are valued on the first-in, first-out (FIFO) method.
         Property, Plant and Equipment - Major renewals and betterments are capitalized while repairs and maintenance which do not improve or extend useful life are expensed currently. Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income. For financial statement purposes, depreciation is calculated by the straight-line method. For income tax purposes, depreciation is calculated using accelerated methods for certain assets.
         Intangible Assets - Excess of cost over fair market value of net identifiable assets of acquired companies and other intangible assets are amortized on a straight-line basis over various periods between three years and a maximum of forty years. The carrying value of intangible assets is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based upon its most recent analysis, the Company believes that no material impairment of intangible assets exists at May 28, 1995.
         Pensions - Substantially all of the Company's employees are covered by Company or union-management-administered pension plans or profit sharing plans. The policy with respect to Company-administered pension plans is to fund accrued pension costs based on determinations made by independent actuaries which include provision for service cost, interest cost, return on pension assets and amortization of prior service cost and unrecognized initial net assets.
         Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Effective in the first quarter of fiscal year 1994 with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
         Prior to 1994, deferred taxes were recognized to reflect the tax effects of differences in the timing of reporting transactions for financial statement and income tax purposes using the tax rate in the year of calculation.
         Revenue Recognition - Revenues are recognized when products are shipped.
         Net Income per Common Share - Net income per common share is based upon the weighted average number of common and common equivalent shares outstanding during each year.

Business Acquisitions
During fiscal 1995, the Company acquired a Dairy Products operation and a Specialty Foods Products operation for cash consideration. The pro forma impact as if these acquisitions had occurred at the beginning of the 1994 fiscal year is not significant.

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

                                                                 UNAUDITED
                                                                 ---------
                                                        1994                     1993
                                                        ----                     ----
         Net sales                             $   2,549,452               $2,474,784
         Net income                            $      73,110            $      74,407
         Net income per share                  $        1.84            $        1.88

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

Borrowing Arrangements
Long-term obligations, less installments due within one year, are summarized below:

                                                                                          1995              1994
                                                                                          ----              ----
 Senior note, 6.75%, maturing in 2005                                                   $100,000          $     --
 Installment note, 9.64%, maturing in equal amounts
   of $6,500 from 1996 through 2005............................................           65,000            65,000
 Installment note, 10.1%, maturing in equal amounts
   of $3,500 from 1995 through 2004............................................           31,500            35,000
 Industrial revenue bonds, maturing in varying amounts
   through 2013:
   Fixed rate, (7.5% to 9.09%; average 8.63%)..................................            4,775             6,869
   Floating rate, (2.0% to 5.75%; average 3.70%)...............................           21,810            21,998
 Capitalized lease obligations, 9.75%, maturing in
   various installments through 2011...........................................            9,453             9,486
 Other obligations, maturing in varying amounts
   through 2025, (6.0% to 10%; average 8.67%)..................................            4,136             4,757
                                                                                         -------------------------
                                                                                         236,674           143,110
 Less: Installments due within one year........................................           11,995             6,960
                                                                                         -------------------------
 Total long-term obligations...................................................         $224,679          $136,150
                                                                                         =========================

         In fiscal 1995, the Company entered into two syndicated bank Credit Agreements, a $200 million revolving credit facility maturing in year 2000 and a $100 million revolving credit facility (convertible to a tern loan) maturing in 1997. All of these borrowings are unsecured and the Company pays a commitment fee of 0.10% and 0.07%, respectively, on the unused portions of the revolving credit and term loan facilities. Borrowings under the Credit Agreements bear interest at either fixed or variable rates linked to the Company's overall public debt credit rating. The weighted average interest rate on borrowings under the facilities in fiscal 1995 was 6.2%.
         In fiscal 1995, the Company filed a $300 million Senior note facility and a $200 million medium-term note facility pursuant to a shelf registration with the Securities and Exchange Commission. In June 1995, the Company issued $100 million of 6.75% Notes due 2005. The net proceeds were used to repay $50 million in long-term obligations and $50 million in short-term borrowings, which were outstanding under the Credit Agreements at May 28, 1995. Accordingly, at May 28, 1995, the Company classified $100 million as long-term indebtedness.
         At May 28, 1995, the most restrictive provisions of the Company's borrowing arrangements were as follows: tangible net worth of at least $175 million, working capital of at least $60 million, and a current ratio of at least 1.25 were required to be maintained; approximately $96 million of retained earnings was unrestricted for the payment of cash dividends and repurchase of common stock; and the Company could not incur total long-term debt in excess of 65% of total capitalization.

         Maturities of long-term obligations during each of the years 1997 through 2000 are $11,859, $13,588, $11,438 and $15,044, respectively.
         Certain land, buildings and machinery and equipment having a net carrying value of approximately $25 million were mortgaged or otherwise encumbered against long-term debt of $13 million at May 28, 1995.
         The Company has committed short-term lines of credit which are seasonally adjusted to provide a maximum of $80 million available for borrowing needs. The unused lines of credit at May 28, 1995 were $51 million. Lending banks are compensated on a fee basis of 1/8 of 1% of the credit line. During 1995, maximum borrowings under the Company's committed and uncommitted lines of credit were $158 million; average borrowings for the year were $78.4 million at a weighted average interest rate of 5.2%.
         The fair value of the Company's long-term debt was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At May 28, 1995 and May 29, 1994 the fair value of long-term debt is estimated to be $248.9 million and $152.9 million, respectively.

Inventories
At May 28, 1995 and May 29, 1994, inventories comprised the following:

                                                               1995       1994
                                                               ----       ----
 Raw materials and supplies................................ $  56,283  $ 51,427
 Materials in process......................................    85,859    49,654
 Finished goods............................................   146,073   148,225
                                                            -------------------
                                                              288,215   249,306

 Less: Excess of current cost over stated value of
   last-in, first-out inventories..........................   (15,101)  (15,982)
                                                            -------------------
 Total inventories.........................................  $273,114  $233,324
                                                            ===================

         The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 42.4% and 40.9% for 1995 and 1994, respectively.

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

Stock Plans
     A summary of stock option activity for the Company's stock option plans follows:

                                                                              Number of Shares     Average Option Price
                                                                                  Under Option                Per Share
                                                                                  ------------                ---------
 Options outstanding at May 31, 1992................................                 728,715                    $25.56
 Changes during the year:
      Granted.......................................................                 282,235                     26.95
      Terminated....................................................                 (16,949)                    27.29
      Exercised.....................................................                 (71,472)                    21.67
                                                                                   -----------------------------------
 Options outstanding at May 30, 1993................................                 922,529                     26.26
 Changes during the year:
      Granted.......................................................                 250,119                     26.87
      Terminated....................................................                 (14,032)                    29.17
      Exercised.....................................................                (118,586)                    21.82
                                                                                   -----------------------------------
 Options outstanding at May 29, 1994................................               1,040,030                     26.87
 Changes during the year:
      Granted.......................................................                 251,105                     29.87
      Terminated....................................................                 (52,392)                    28.74
      Exercised.....................................................                (165,941)                    22.94
                                                                                   -----------------------------------
 Options outstanding at May 28, 1995................................               1,072,802                    $28.09
                                                                                   ===================================
 Exercisable at end of year.........................................                 523,574                    $27.60
                                                                                   ===================================
 Available for grants:
      Beginning of year.............................................                 624,819
      End of year...................................................               1,765,427


         Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 3,315,000 shares of the Company's common stock. Of these shares, a maximum of 115,000 may be granted to non-employee directors. A total of 67,500 shares have been granted to non-employee directors. A total of 244,823 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to the aggregate increase in the market value of the common stock since the date of grant. Options terminate five to ten years after date of grant.
         The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program.) Key employees elected to receive 36,023 and 36,860 shares under the Stock Bonus Awards Program which related to bonuses in fiscal 1995 and 1994, respectively.

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

As permitted under the Statement, prior years' financial statements have not been restated. The cumulative effect of the change in accounting principle on prior fiscal periods increased fiscal 1994 net income by $2.2 million, net of taxes, or $0.06 per share.

The Statement also requires that deferred taxes be recorded for the tax effects of differences between the assigned values and the tax basis of assets acquired and liabilities assumed in business acquisitions. This change in method increased the values assigned to such net assets by $22.7 million with a corresponding increase in deferred income taxes.

Taxes on income were as follows:

                                                           1995              1994             1993
                                                           ----              ----             ----
 Current tax expense:
   Federal                                                 $45,585           $37,387          $30,447
   State and foreign                                         9,309             8,385            5,525
                                                           -------           -------          -------
                                                            54,894            45,772           35,972
                                                           -------           -------          -------
 Deferred tax expense:
   Federal                                                   1,068               708            8,435
   State and foreign                                           367               150            1,943
   Effect of tax rate change                                    --               921               --
                                                           -------           -------          -------
                                                             1,435             1,779           10,378
                                                           -------           -------          -------
 Provision for income taxes                                $56,329           $47,551          $46,350
                                                           =======           =======          =======

The effective tax rates differ from the prevailing statutory federal rate as follows:

                                                               1995             1994             1993
                                                               ----             ----             ----
Statutory federal tax rate                                    35.0%            35.0%            34.0%

State and local income taxes,
 net of federal benefit                                        4.4%             4.3%             4.3%

Other, net                                                     1.9%             0.9%             2.1%
                                                              ----             ----             ----
Effective tax rate                                            41.3%            40.2%            40.4%
                                                              ====             ====             ====

Significant timing differences comprising the deferred tax provision for 1993 were as follows:

                                                                                                 1993
                                                                                                 ----
Depreciation                                                                                   $2,665
Transportation business reserve                                                                 2,930
Compensation costs                                                                              3,333
Other, net                                                                                      1,450
                                                                                              -------
Deferred tax expense                                                                          $10,378
                                                                                              =======


The components of the deferred income taxes were as follows:


Deferred tax assets:                                            1995             1994
                                                                ----             ----
  Accounts receivable                                         $2,552           $2,177
  LIFO inventory                                              (3,721)          (2,991)
  Self-insurance reserves                                     12,652           10,096
  Vacation pay                                                 4,585            3,720
  Marketing accruals                                           3,860            2,618
  Other                                                        2,528            1,629
                                                            --------         --------
     Total deferred tax assets                                22,456           17,249
                                                            --------         --------


Deferred income taxes:
  Fixed assets                                               (70,007)         (65,479)
  Deferred compensation                                        4,585            3,772
  DISC deferral                                               (2,420)          (1,878)
  Intangibles                                                 (4,450)          (3,395)
  Other                                                        2,241            3,570
                                                            --------         --------
Total deferred income taxes                                  (70,051)         (63,410)
                                                            --------         --------

Net deferred income taxes                                   ($47,595)        ($46,161)
                                                            ========         ========

Employee Benefit Plans
The Company has various profit sharing and retirement plans covering certain salaried and hourly employees. Amounts charged to operations under all plans were $15,676, $15,502 and $14,659 in 1995, 1994, and 1993, respectively.
         Defined Benefit Pension Plans -- Costs for noncontributory defined benefit plans were $4,650, $4,265 and $3,315 in 1995, 1994 and 1993, respectively. Plan assets are primarily invested in bonds, stocks and real estate. Significant weighted average assumptions used in determining net pension costs were:

                                                                          1995             1994
                                                                          ----             ----
Discount rate......................................................         8.0%             7.5%
Expected long-term rate of return on assets........................         8.0%             8.0%
Rate of increase in compensation levels (range)....................       0-5.0%           0-5.0%

         The Company's defined benefit net pension costs included the following components:

                                                                          1995             1994
                                                                          ----             ----
Current service costs..........................................         $3,013           $2,765
Interest cost on projected benefit obligation..................          5,654            5,679
Actual return on plan assets...................................         (4,339)          (4,189)
Net amortization and deferral..................................            322               10
                                                                        ------           ------
Net pension costs for the year.................................         $4,650           $4,265
                                                                        ======           ======

         The following table sets forth the funded status of the Company's defined benefit plans reconciled to accrued pension costs:

                                                                         1995             1994
                                                                         ----             ----
Present value of projected benefit obligation:
         Vested employees..........................................    $56,781         $ 49,920
         Non-vested employees......................................      3,806            3,785
                                                                      --------         --------
Accumulated benefit obligation.....................................     60,587           53,705
Additional amounts due to
  future salary increases..........................................     16,275           20,228
                                                                      --------         --------
                                                                      --------         --------
Total projected benefit obligation.................................     76,862           73,933
Fair value of net assets available
  for benefits.....................................................    (55,093)         (54,882)
                                                                      --------         --------
                                                                      --------         --------

Projected benefit obligation greater
  than net assets available........................................     21,769           19,051
Unrecognized prior service cost....................................     (2,642)          (1,639)
Unrecognized net obligation........................................       (908)          (1,058)
Unrecognized net transition (obligation) assets....................     (2,785)           4,296
Unrecognized net loss..............................................     (9,993)         (16,065)
                                                                      --------         --------

Net accrued pension costs..........................................   $  5,441         $  4,585
                                                                      ========         ========

         The majority of retirement benefits are based upon the highest five year average qualifying earnings (base compensation) for service prior to January 1, 1986 and, for service since then, based upon the participant's qualifying earnings each year.

         The Company participates in various multi-employer union-management-administered defined contribution pension plans that principally cover production workers. Pension expense under these plans was $5,070, $4,810 and $4,773 in 1995, 1994 and 1993, respectively.
         Profit Sharing Plans -- The Company maintains noncontributory profit sharing plans for certain employees. Company contributions under these plans are made at the discretion of the Board of Directors. Expense for these plans was $4,965, $5,299 and $4,626 in 1995, 1994 and 1993, respectively.
         Postretirement Benefits -- The Company provides health care and life insurance benefits to certain of its retired employees and eligible dependents. Employees are eligible for such benefits subject to minimum age and service requirements. Eligible employees that retire before the normal retirement age, along with their dependents, are entitled to benefits on a shared contribution basis. Substantially all benefits terminate at age sixty-five. The Company retains the right to modify or eliminate these benefits.
         Effective May 31, 1993, the Company implemented Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires recognition of the cost of postretirement benefits on the accrual basis rather than the cash basis, which was the Company's previous accounting policy. The cumulative effect of the accounting change resulted in a non-cash charge of $1,027 (net of $657 of taxes) or $.03 per share which represents the accumulated postretirement benefit obligation
(APBO) existing at May 31, 1993. Additionally, in connection with the Birds Eye acquisition, the Company assumed a postretirement obligation of $4,252 which was recorded as part of the acquisition accounting.
         For the year ended 1993, the Company recognized postretirement benefit costs as incurred. The amounts recognized in expense in prior years was not material.

         Postretirement benefits expense was $1,140 and $508 in 1995 and 1994, respectively. The components of expense follows:

                                                                        1995             1994
                                                                        ----             ----
                 Service cost of benefits earned                         $589             $237

                 Interest cost on liability                               551              271
                                                                       ------             ----

                 Net postretirement benefit cost                       $1,140             $508
                                                                       ======             ====

         The following table summarizes the postretirement benefit liability:

                                                           1995         1994
                                                           ----         ----
         Retirees                                        $1,699       $1,731
         Fully eligible active
           participants                                     161          254
         Other active participants                        3,668        5,367
                                                         ------       ------
           Total                                          5,528        7,352

         Unrecognized net gain (loss)                     2,052         (908)
                                                         ------       ------

         Accrued postretirement
           benefits                                      $7,580       $6,444
                                                         ======       ======

         The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 8.0% and 7.5% in fiscal 1995 and 1994, respectively, and an assumed compensation increase of 5.0%. The health care cost trend rates were assumed to be 10.5% in 1995 and 11% in 1994, gradually declining to 5.5% over ten years and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $819 at May 28, 1995, and the net periodic cost by $101.

Leases
Net rental expense, including amounts for leases of one year or less, was $25,062, $21,203 and $23,192 in 1995, 1994 and 1993, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.

At May 28, 1995, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                                                                      Capital        Operating
                                                                       Leases           Leases
                                                                      -------        --------
         1996.........................................               $ 1,131           $ 9,805
         1997.........................................                 1,131             8,677
         1998.........................................                 1,100             7,228
         1999.........................................                 1,000             5,669
         2000.........................................                 1,007             2,990
         Thereafter...................................                15,182             2,000
                                                                     -------            ------
         Total minimum lease payments.................                20,551           $36,369
                                                                                       =======
         Less:  imputed interest......................                11,031
                                                                     -------
         Present value of minimum lease payments......               $ 9,520
                                                                     =======

Accounts Payable and Accrued Expenses
Consolidated accounts payable and accrued expenses at May 28, 1995 and May 29, 1994 comprised the following items:

                                                                        1995             1994
                                                                        ----             ----
Trade payables....................................                  $102,074         $ 96,213
Accrued expenses..................................                    61,388           58,157
Accrued insurance.................................                    37,945           31,020
Accrued payroll...................................                    33,939           30,271
Accrued taxes, other than income..................                     4,656            3,948
Accrued pension and profit sharing................                     8,719            7,739
                                                                    --------         --------
Total accounts payable and accrued expenses.......                  $248,721         $227,348
                                                                    ========         ========

Cash Flow Data

Interest and taxes paid included in the Company's cash flow from operations were as follows:

                                                      1995             1994             1993
                                                      ----             ----             ----
Interest paid..........................            $22,579          $15,591          $14,917
Taxes paid.............................             54,752           46,753           38,400

Liabilities assumed in conjunction with business acquisitions were:

                                                    1995               1994            1993
                                                    ----               ----            ----
Fair value of assets acquired..........          $35,908           $197,090         $22,752
Consideration paid.....................          (35,273)          (171,479)        (15,784)
                                                 --------          ---------        --------
         Liabilities assumed............         $   635           $ 25,611         $ 6,968
                                                 ========          =========        ========

Commitments and Contingent Liabilities
The Company is a defendant in various legal matters and is currently the subject of investigations by various state and federal authorities relating to the pricing of contracts to supply milk and certain environmental matters. The ultimate resolution of these matters in not expected to have a material effect on the financial position or results of operations of the Company.

Business Segment Information
The nature of products classified in the business segments presented herein is described on pages 4 through 17. Intersegment sales are not material.

"Corporate and Other" includes revenues and expenses of the Company's transportation subsidiary and canned meats processed under government bid contracts. General corporate expenses, interest expense, and interest income are classified as "Corporate and Other." Identifiable assets are those used in the Company's operations in each segment.

                                                      Specialty
                                     Dairy                 Food           Corporate
                                  Products             Products           and Other         Consolidated
                                  ---------            --------           ---------         ------------
1995
Net sales...................      $1,513,560           $1,085,132         $    31,490       $2,630,182
Operating earnings..........          77,242               97,756             (38,610)         136,388
Identifiable assets.........         491,638              635,191              75,597        1,202,426
Depreciation and
  amortization..............          36,418               31,980               1,629           70,027
Capital expenditures........          49,150               32,352               1,778           83,280
                                   -------------------------------------------------------------------
1994
Net sales...................      $1,469,198           $  937,183          $   24,822       $2,431,203
Operating earnings..........          77,987               68,168             (27,842)         118,313
Identifiable assets.........         459,986              576,868              72,300        1,109,154
Depreciation and
  amortization..............          35,424               24,782               1,669           61,875
Capital expenditures........          51,466               28,128               1,383           80,977
                                   -------------------------------------------------------------------
1993
Net sales...................      $1,437,004           $  805,791            $ 31,545       $2,274,340
Operating earnings..........          82,568               57,181             (24,990)         114,759
Identifiable assets.........         429,766              376,046              87,024          892,836
Depreciation and
  amortization..............          32,417               19,534               2,046           53,997
Capital expenditures........          54,181               19,633                 989           74,803
                                   -------------------------------------------------------------------

Dean Foods Company and Subsidiaries
Quarterly Financial Data
Unaudited:


(In thousands except for per share data)      First              Second                Third              Fourth
----------------------------------------      -----              ------                -----              ------
Fiscal 1995
Net sales                                  $614,283            $662,848             $665,895            $687,156
Gross profit                               $141,410             157,969              154,794             170,910
Net income                                 $ 16,960              20,026               17,176              25,897
Per common share data:
  Net income                               $    .43                 .50                  .43                 .65
  Stock price range -
    High                                   $ 31-7/8              32-3/4               30-3/4              31-5/8
    Low                                    $ 25-1/4              27-1/4               28-1/8              27-1/4
  Dividend rate (cents)                        17.0                17.0                 17.0                17.0

Fiscal 1994
Net sales                                  $559,651            $577,113             $622,890            $671,549
Gross profit                               $116,925             127,829              139,878             161,559
Net income                                 $ 11,765              17,455               18,442              24,279
Per common share data:
  Net income                               $    .30                 .44                  .46                 .61
  Stock price range -
    High                                   $ 28-1/4                  29               33-1/2                  33
    Low                                    $ 25-1/4              24-1/2               26-7/8              25-3/4
  Dividend rate (cents)                        16.0                16.0                 16.0                16.0


The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

200 East Randolph Drive
Chicago, IL  60601

To the Board of Directors and Shareholders
Dean Foods Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 28, 1995 and May 29, 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 28, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

June 26, 1995

SUMMARY OF OPERATIONS DEAN FOODS COMPANY AND SUBSIDIARIES
FISCAL YEAR ENDED MAY, (In thousands except for items marked with an *)

----------------------------------------------------------------------------------------------------------------------------
                                                        1995            1994            1993            1992            1991
----------------------------------------------------------------------------------------------------------------------------
Operating Data:
Net sales                                               $2,630,182      2,431,203       2,274,340       2,289,441       2,157,997
Costs of products sold and all operating expenses       $2,472,734      2,298,399       2,148,385       2,162,820       2,022,092
Interest expense                                        $   22,397         15,471          14,888          15,551          16,780
Income before taxes                                     $  136,388        118,313         114,759         105,527(b)      124,340
Provision for income taxes                              $   56,329         47,551          46,350          43,511          51,807
Net income                                              $   80,059         71,941(a)       68,409          62,016(b)       72,533
Net income as a % of sales*                                    3.0%           3.0%            3.0%            2.7%            3.4%
Depreciation on properties                              $   65,056         58,549          51,815          48,348          44,465
Capital expenditures                                    $   83,280         80,977          74,803          77,867          72,844
Number of employees*                                        11,800         12,100          10,500          10,100           9,600

Balance Sheet Data:
Working capital                                         $  215,012         92,915         198,393         183,577         198,429
Total assets                                            $1,202,426      1,109,154         892,836         857,152         816,999
Net plant and equipment                                 $  570,145        543,211         443,764         415,791         375,930
Long-term obligations                                   $  224,679        136,150         151,127         155,478         149,980
Shareholders' equity                                    $  584,526        524,774         476,319         430,443         416,560
Return on average equity*                                     14.4%          14.4%           15.1%           14.6%           18.6%

Common Stock Data:
Net income per share*                                   $     2.01            1.81(a)         1.73            1.53(b)        1.79
Cash dividends per share*                               $      .68             .64             .60             .56            .49
Book value per share*                                   $    14.58           13.19           12.00           10.87          10.23
Number of shareholders*                                      9,989           8,936           8,654           8,929          8,380


(a) 1994 includes an after-tax net gain of $1,179 ($.03 per share) related to changes in accounting principles.
(b) 1992 includes a charge against operations of $9,100 related to the termination of the Company's refrigerated truckload transportation business ($5,685 after taxes, as $.14 per share).