Form 10-K405, Exhibit 13
period 1996-05-26
DEAN FOODS CO
filed 1996-08-23
CIK 27500

                                                             EXHIBIT 13



                   DEAN FOODS COMPANY   1996 Annual Report

                                    focus

                                  [GRAPHIC]
                                   on what
                                  [GRAPHIC]
                                  we do well


                                  [GRAPHIC]

DEAN FOODS COMPANY


DEAN FOODS COMPANY HAS STEADILY GROWN TO BECOME ONE OF THE NATION'S LARGEST DIVERSIFIED PROCESSORS OF DAIRY PRODUCTS AND SPECIALTY FOODS. FOR MORE THAN 70 YEARS, WE HAVE WORKED TO BUILD OUR COMPANY THROUGH INTERNAL GROWTH - BY INTRODUCING NEW PRODUCTS AND EXPANDING OUR MARKETS - AS WELL AS THROUGH STRATEGICALLY PLANNED AND CAREFULLY SELECTED ACQUISITIONS OF SUCCESSFUL
FOOD COMPANIES THAT ADD TO THE BREADTH AND DEPTH OF OUR OPERATIONS.


FOUNDED IN THE HEART OF THE MIDWEST IN 1925, DEAN FOODS IS NOW A LEADING NATIONAL FOOD COMPANY, AND THE LARGEST FLUID MILK, FROZEN VEGETABLE AND
PICKLE PROCESSOR IN THE U.S. OUR FAMILY OF PRODUCTS ALSO INCLUDES ICE CREAM AND FROZEN DESSERTS, EXTENDED SHELF LIFE AND OTHER SPECIALTY DAIRY ITEMS, CANNED VEGETABLES, PEPPERS, RELISHES AND SPECIALTY ITEMS, NON-DAIRY COFFEE CREAMERS AND ASSORTED POWDERED PRODUCTS, SNACK DIPS, DRESSINGS, ASEPTICALLY PACKAGED SAUCES AND DIPS, AND MORE. FROM 59 PROCESSING PLANTS, WE SELL OUR PRODUCTS UNDER OUR OWN BRAND NAMES AND MANY PRIVATE LABELS TO RETAIL, FOODSERVICE AND FOOD MANUFACTURING CUSTOMERS THROUGHOUT THE U.S. AND ABROAD.


                                     two

                                   [LOGOS]


                                    three

FINANCIAL HIGHLIGHTS DEAN FOODS COMPANY AND SUBSIDIARIES

                                                              1996                  1995             1994
In thousands, except for items marked with an*
Operations
Net Sales                                                  $ 2,814,268           $ 2,630,182       $ 2,431,203
Operating Earnings (Loss)                                  $   (42,430)(a)       $   157,103       $   133,056
Income (Loss) Before Taxes                                 $   (69,395)(a)       $   136,388       $   118,313
Net Income (Loss)                                          $   (49,688)(a)       $    80,059       $    71,941(c)
Net Income (Loss) Per Common Share*                        $     (1.24)(a)       $      2.01       $      1.81(c)
Dividends Per Common Share*                                $       .72           $       .68       $       .64
Year-End Position
Working Capital                                            $   185,942           $   215,012       $    92,915
Total Assets                                               $ 1,222,240           $ 1,202,426       $ 1,109,154
Long-Term Obligations                                      $   221,653           $   224,679       $   136,150
Shareholders' Equity                                       $   507,692           $   584,526       $   524,774
Shares Outstanding                                              40,133                40,078            39,789
Other Data
Production Plants*                                                  59(b)                 59                59
Employees*                                                      11,500(b)             11,800            12,100
Shareholders*                                                    9,481                 9,989             8,936



 a) 1996 includes a pre-tax charge of $150,000 ($97,720 after-tax or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

 b) 1996 includes certain plants that will be closed or disposed and certain employees that will be affected by the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

 c) 1994 includes an after-tax gain of $1,179 ($.03 per share) related to changes in accounting principles.


TABLE OF CONTENTS
MANUFACTURING MAP SIX LETTER TO SHAREHOLDERS EIGHT KEY STRATEGIES TEN OPERATIONS REVIEW TWELVE FINANCIAL REVIEW TWENTY FINANCIAL STATEMENTS TWENTY SIX NOTES TO FINANCIAL STATEMENTS THIRTY ONE SUMMARY OF OPERATIONS THIRTY NINE DIRECTORS AND OFFICERS FORTY CORPORATE DATA INSIDE BACK COVER


                                     five

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Harvard, IL - 192 Employees
     Fluid Milk, Cultured Products, Juices/Drinks
     Brands: Dean's, Guilt Free, Private Labels

     [BIRDSEYE LOGO]
     [FRESHLIKE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Waseca, MN - 165 Employees
     Frozen Vegetables
     Brands: Birds Eye, Freshlike, Private Labels

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Huntley, IL - 137 Employees
     Fluid Milk, Juices/Drinks
     Brands: Dean's, Private Labels

     [BIRDSEYE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Bellingham, WA - 81 Employees
     Frozen Vegetables
     Brands: Birds Eye, Private Labels


     DFC TRANSPORTATION COMPANY
     Huntley, IL - 127 Employees
     Transportation

     [DEAN FOODS LOGO]
     [BIRDSEYE LOGO]
     DEAN FOODS COMPANY
     Rockford, IL - 102 Employees
     Non-Dairy Powder Creamers,
     Cultured Products, Dips
     Brands: Dean's, Birds Eye, Guilt Free,
     Private Labels

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Franklin Park, IL -148 Employees
     Corporate

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Pecatonica, IL  - 109 Employees
     Non-Dairy Powder Creamers
     Brands: Private Labels

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Belvidere, IL  - 138 Employees
     Frozen Desserts, Frozen Novelties
     Brands: Dean's, Guilt Free, Private Labels

     [DEAN FOODS LOGO]
     DEAN FOODS AMBOY
     PACKAGING DIVISION
     Dixon, IL  - 119 Employees
     Aseptically Packaged, Cheese Sauce,
     Puddings, Specialty Sauces
     Brands: Dean's, Private Labels

     [CREAM O'WEBER LOGO]
     CREAM O'WEBER DAIRY, INC.
     Salt Lake City, UT  - 178 Employees
     Fluid Milk, Juices/Drinks
     Brands: Cream o'Weber, Private Labels

     [BIRDSEYE LOGO]
     [FRESHLIKE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Watsonville, CA  - 356 Employees
     Frozen Vegetables
     Brands: Birds Eye, Freshlike, Private Labels

     [BIRDSEYE LOGO]
     [FRESHLIKE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Oxnard, CA  - 26 Employees
     Frozen Vegetables
     Brands: Birds Eye, Freshlike, Private Labels

     ROD'S FOOD PRODUCTS
     City of Industry, CA  - 147 Employees
     Salad Dressings, Dips, Aerosol,
     Non-Dairy Creamers, Sour Cream
     Brands: Rod's, Rod's Imo, Pen & Quill

     [DEAN FOODS LOGO]
     [CREAMLAND LOGO]
     [PRICE'S LOGO]
     [GANDY'S LOGO]
     [CREAM O'WEBER LOGO]
     CREAMLAND DAIRIES, INC.
     Albuquerque, NM  - 228 Employees
     Fluid Milk, Cultured Products, Frozen
     Desserts
     Brands: Creamland, Price's, Gandy's,
     Cream o'Weber, Private Labels

     [BIRDSEYE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Uvalde, TX  - 53 Employees
     Frozen Vegetables
     Brands: Birds Eye, Private Labels

     [ATKINS LOGO]
     [AUNT JANE'S LOGO]
     [PETER PIPERS LOGO]
     [CATES LOGO]
     DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     La Junta, C - 165 Employees
     Pickles, Peppers, Relish
     Brands: Private Labels, Company Brands

     [PRICE'S LOGO]
     PRICE'S CREAMERIES
     El Paso, TX  - 79 Employees
     Fluid Milk, Juices/Drinks
     Brands: Price's, Private Labels

     [BELL LOGO]
     [GANDY'S LOGO]
     BELL DAIRY PRODUCTS, INC.
     Lubbock, TX  - 192 Employees
     Fluid Milk, Juices/Drinks
     Brands: Bell, Gandy's, Private Labels

     [BIRDSEYE LOGO]
     [FRESHLIKE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     McAllen, TX  - 228 Employees
     Frozen Vegetables
     Brands: Birds Eye, Freshlike, Private Labels

     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Rochester, IN  - 113 Employees
     Fluid Milk, Cultured Products, Juices/Drinks
     Brands: Dean's, Guilt Free, Private Labels

                                     six

     [DEAN FOODS LOGO]
     LIBERTY DAIRY COMPANY
     Evart, MI - 190 Employees
     Fluid Milk, Juices/Drinks
     Brands: Dean's, Private Labels

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] [HOFFMAN HOUSE LOGO]
     DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Green Bay, WI - 256 Employees
     Pickles, Peppers, Relish, Cranberry Sauce,
     Sauces
     Brands: Bennett's, Hoffman House, Indian
     Trail, Peter Piper, Arnold, Atkins, Aunt
     Jane's, Cates, Heifetz, Ma Brown,
     Pilgrim Farms, Paramount, Rainbow,
     Private Labels

     [VERIFINE LOGO] [DEAN FOODS LOGO]
     VERIFINE DAIRY PRODUCTS
     CORPORATION
     Sheboygan, WI - 65 Employees
     Fluid Milk, Juices/Drinks
     Brands: Verifine, Dean's, Private Labels

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Croswell, MI - 182 Employees
     Pickles, Peppers, Relish
     Brands: Private Labels, Company Brands


     [DEAN FOODS LOGO]
     DEAN FOODS COMPANY
     Wayland, MI - 52 Employees
     Non-Dairy Powder Creamers,
     Instant Breakfast Drinks
     Brands: Private Labels

     [BIRDSEYE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Fulton, NY - 307 Employees
     Frozen Vegetables
     Brands: Birds Eye, Private Labels


     [BIRDSEYE LOGO] [FRESHLIKE LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Hartford, MI - 58 Employees
     Frozen Vegetables
     Brands: Birds Eye, Freshlike, Private Labels

     [BIRDSEYE LOGO] [FRESHLIKE LOGO] [VEG-ALL LOGO]
     DEAN FOODS VEGETABLE COMPANY
     Green Bay, WI - 1,027 Employees
     Frozen and Canned Vegetables
     Brands: Birds Eye, Freshlike, Veg-All,
     Private Labels

     [DEAN FOODS LOGO] [MEADOW BROOK LOGO]
     MEADOW BROOK DAIRY COMPANY
     Erie, PA - 140 Employees
     Fluid Milk, Juices/Drinks
     Brands: Meadow Brook, Private Labels

     [DEAN FOODS LOGO]
     DEAN DAIRY PRODUCTS COMPANY
     Sharpsville, PA - 212 Employees
     Fluid Milk, Juices/Drinks
     Brands: Dean's, Guilt Free, Private Labels

     [DEAN FOODS LOGO] [MEADOW BROOK LOGO] [REITER LOGO]
     FAIRMONT PRODUCTS
     Belleville, PA - 81 Employees
     Cultured Products, Ice Cream Mixes
     Brands: Fairmont, Meadow Brook, Reiter
     Dean's, Private Labels

     [DEAN FOODS LOGO]
     READY FOOD PRODUCTS, INC.
     Philadelphia, PA - 81 Employees
     Extended Shelf Life Fluid Products
     Brands: Dean's, Dairy Pure, Dean Ultra,
     Private Labels

     [REITER LOGO]
     REITER DAIRY, INC.
     Akron, OH - 533 Employees
     Fluid Milk, Juices/Drinks, Frozen Desserts
     Brands: Reiter, Private Labels

     [DEAN FOODS LOGO] [REITER LOGO]
     REITER DAIRY, INC.
     Springfield, OH - 107 Employees
     Fluid Milk, Juices/Drinks, Water
     Brands: Reiter, Private Labels

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Plymouth, IN - 167 Employees
     Pickles, Peppers, Relish
     Brands: Private Labels, Company Brands

     [DEAN FOODS LOGO]
     DEAN MILK COMPANY, INC.
     Louisville, KY - 133 Employees
     Fluid Milk, Cultured Products,
     Juices/Drinks
     Brands: Dean's, Bowman, Guilt Free,
     Private Labels

     [MAYFIELD LOGO]
     MAYFIELD DAIRY, INC.
     Athens, TN - 1,233 Employees
     Fluid Milk, Cultured Products, Frozen
     Desserts, Frozen Novelties
     Brands: Mayfield, Guilt Free

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Faison, NC - 260 Employees
     Pickles, Peppers, Relish
     Brands: Private Labels, Company Brands

     [DEAN FOODS LOGO]
     RYAN MILK COMPANY, INC.
     Murray, KY - 175 Employees
     Extended Shelf Life Fluid and Cultured
     Products, Aerosol
     Brands: Dean's, Dean Ultra, Dairy Pure,
     Private Labels

     [LONG LIFE LOGO]
     LONG LIFE DAIRY PRODUCTS
     Jacksonville, FL - 99 Employees
     Extended Shelf Life Products
     Brands: Long Life, Private Labels

     [MCARTHUR DAIRY LOGO]
     MCARTHUR DAIRY, INC.
     Miami, FL - 462 Employees
     Fluid Milk, Juices/Drinks
     Brands: McArthur, Private Labels

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Sanford, FL - 13 Employees
     Pickles (Refrigerated Only)
     Brands: Private Labels

     [T.G. LEE LOGO]
     T.G. LEE FOODS, INC.
     Orange City, FL - 58 Employees
     Fluid Milk, Juices/Drinks
     Brands: T.G. Lee, Private Labels

     [ATKINS PICKLES LOGO] [AUNT JANE'S LOGO] [PETER PIPER LOGO] [CATES LOGO] DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Atkins, AR - 176 Employees
     Pickles, Peppers, Okra, Relish
     Brands: Private Labels, Company Brands

     [T.G. LEE LOGO]
     T.G. LEE FOODS, INC.
     Orlando, FL - 306 Employees
     Fluid Milk, Juices/Drinks
     Brands: T.G. Lee, Guilt Free, Private Labels

     [RODDENBERY'S LOGO]
     DEAN PICKLE & SPECIALTY
     PRODUCTS COMPANY
     Cairo, GA - 224 Employees
     Pickles, Syrup, Boiled Peanuts
     Brands: Cane Patch, Northwoods,
     Peanut Patch, Roddenbery's, Private Labels

                                    seven

LETTER TO SHAREHOLDERS



     Fiscal 1996 was a transitional year for Dean Foods Company. We updated our strategy and thoroughly evaluated all our strategic business units. We announced a special charge of $150 million and a refocusing of the Company on its core business strengths, the strengths that in the past made Dean Foods one of the fastest growing companies in the food industry.
     The fiscal 1996 environment was a very difficult one and one that adversely affected operating results. Reported earnings, before the special charge, were $1.20 per share in fiscal 1996, down from $2.01 per share in the prior year. After the pre-tax special charge of $150 million related to the strategic business review and the decision to close or dispose of 13 plants, the Company reported a net loss of $1.24 per share. Net sales were $2.8 billion, an increase of 7% from fiscal 1995. During the year, several of the industries in which we participate were confronted with significant challenges, including low crop yields, fierce price competition, cost and availability of raw materials, excess capacity, high inventory levels, and a more demanding marketplace. Simply put, our results were disappointing.
     We must lead the change in our industries and are responding to the challenge aggressively with a renewed strategic direction. We believe the actions taken in that direction, although difficult, are necessary to create a focused organization, well-positioned to create and deliver superior shareholder value.

STRATEGIC DIRECTION
In fiscal 1996, we conducted a strategic business review of all of our operations, focusing on their markets, competitors and capabilities, and identified a strategic plan designed to enhance long-term shareholder value. We organized our businesses into four groups - Dairy, Vegetables, Pickles and Specialty Foods - and assembled a strong management team to lead the Company into the future. As actions associated with these strategies are completed over the next twenty-four months, we expect improvement in our pre-tax operating results of $40 to $50 million annually. The results of this strategic review have confirmed that our core businesses offer opportunities to create and deliver sustainable long-term shareholder value. In short, we will focus on doing what we have done well in the past, even better in the future.

CREATING AND DELIVERING VALUE
Five principal strategies to create and deliver long-term sustainable value are in various stages of execution throughout Dean Foods Company. These strategies are:

FOCUS ON CORE BUSINESSES
We intend to aggressively grow our fluid milk and other core businesses in which we enjoy leadership positions. Our core businesses create product and service opportunities of important value to our customers and consumers. We continue to develop and introduce healthy products in convenient packages. More specifically, in fiscal 1996 we successfully introduced unique fluid milk packaging in the Southeast, resulting in increased sales and the ability to serve a new segment of the market. We plan additional market introductions in the near term.

PRUDENTLY MANAGE INVESTED CAPITAL
As we continue to develop and grow our businesses, we will invest capital resources and working capital in a way that creates long-term value for our shareholders. We will begin to integrate value-based management tools into our future capital eight
spending decisions. Relatedly, we will be closely monitoring our working capital. As an example, we will reduce our vegetable inventory investment by over $30 million by the middle of fiscal 1997 through concentrating both on the levels and the turnover of inventory in our crop-related businesses.

REDUCE OPERATING COSTS
We operate in industries with thin margins, making ongoing cost reduction a necessity to sustain and improve profitability. As the year closed, we commenced an aggressive cost compression process in our Dairy business. This process encourages employees throughout our organization to develop and implement improvement ideas. We are pleased with the progress of this initiative and plan to share the results with our other operations and build a "best practices" model for the Company.
     Near year-end, we also initiated a review of the effectiveness of our trade promotions, with the goals of providing increased incentives to the retailer and influencing the consumer more directly.

ACQUISITIONS
Over the last twenty-five years, we have been successful in building and creating value from acquired businesses. We believe that the management experience, culture, capital and other resources we offer create an environment in which acquired companies and their management can best succeed. We are optimistic about the acquisition opportunities present in our core businesses.

FINANCIAL STRATEGY
We recognize the need to strike a balance between investing in the future growth of Dean Foods and providing financial returns to our shareholders. A key element of our financial flexibility is to maintain an investment grade credit rating. This enables us to lower our cost of debt and leverage our financial resources for greater growth. At year-end our debt to capitalization was 39.1%. Dividends are also a key component to total shareholder return. On July 26, 1996, we increased the dividend to an annual rate of $.76 per share. This represents the 53rd year we have paid a dividend and the 24th consecutive increase in the dividend rate since 1974. Free cash flow beyond capital expenditures and dividends will be used to finance acquisitions and future stock repurchases.


MANAGEMENT AND BOARD CHANGES
We have begun the implementation of a succession plan which will allow for the orderly transition of our top management over the next several years.
We announced the search for a President and  Chief Operating Officer.
Thomas L. Rose will become Vice Chairman when that search is complete. The addition of William R. McManaman as Chief Financial Officer last October brought strong financial leadership to the Company.
     We are also pleased to report that Edward A. Brennan, retired Chairman and CEO of Sears, Roebuck and Co. and Richard P. Mayer, former Chairman and CEO of Kraft General Foods North America joined the Board of Directors in March of 1996. These two directors bring a wealth of experience and knowledge to the future direction of Dean Foods. We extend sincere thanks for the outstanding contributions of William D. Fischer, who retired from the Board of Directors after 17 years of service. The food industry will continue to be challenging. Yet, we believe that our people will meet these challenges and, by doing so, once again deliver to our shareholders the value that Dean Foods has successfully delivered in the past. We take this opportunity to thank our employees, customers, suppliers and shareholders for their continued support.


HOWARD M. DEAN
HOWARD M. DEAN

Chairman of the Board
and Chief Executive Officer



THOMAS L. ROSE
THOMAS L. ROSE

President and
Chief Operating Officer


August 9, 1996


                                     nine

KEY STRATEGIES
As part of the strategic review completed in fiscal 1996, a number of key strategies designed to focus the Company on its core business strengths were identified. Dean Foods is committed to the successful pursuit of these strategies in fiscal 1997 and beyond.

Grow core business through acquisitions, as well as geographic and product line expansion.
Growth opportunities for Dean Foods core businesses, especially in the fluid milk and several of the specialty food businesses, remain significant.

Understand the needs of customers and consumers in a rapidly changing marketplace.
Information, customer relationships and a constant eye to the future are some of the keys to understanding customer and consumer needs. Dean Foods is committing the resources to assure that understanding.

STRATEGIES                      Pursue opportunities to improve and expand upon
                                fluid milk leadership position.
                                Regional fluid milk companies looking for new ownership find in Dean Foods a corporate culture and commitment to the industry that offer unique opportunities to their businesses and people.

Capitalize on the talents of employees through empowerment and development. Dean's decentralized management style, years of experience and eagerness to learn and improve create an environment in which employee involvement and development occur naturally.

Consolidate and streamline operations to be low cost producer.
Improving productivity and reducing costs are a continual way of life for a company that strives to remain a low cost producer.



                                     ten

Continue traditions of quality, hard work, and focus on the fundamentals.
Dean Foods' reputation for quality was built over generations by the hard work and disciplined approach of thousands of employees. That reputation continues to be earned everyday.

Utilize value-based management tools in all planning and decision-making processes. Capital expenditures, acquisitions and virtually all other significant investment decisions are analyzed today through the use of a variety of methods that tie these decisions directly to their effects on shareholder value.

Maintain Dean's leadership position in the pickle industry while extending its growth in complementary specialty items.
Dean Foods' strong position in the pickle industry has allowed it to extend its product offerings to include niche specialty items such as sauces, olives, boiled peanuts and other items. Acquisition and internal growth opportunities will continue to be pursued.

Maximize the customer's profitability through continuous replenishment programs, efficient promotions and overall category management.
Customers are looking to Dean to partner with them in managing the supply chain from manufacturer to consumer to maximize profitability for both partners.

Leverage position of premier full-line frozen and canned vegetable supplier. The breadth and depth of products and services offered by Dean Foods Vegetable Company are unparalleled in the industry. Capturing the value of this position is a priority for the future.

Support and grow successful regional dairy brands.
Strong regional brands, together with complete private label programs, allow Dean to fulfill all of the customers' dairy needs.


[LOGO]


                                    eleven

DAIRY PRODUCTS

Dean Foods Company is a national leader in dairy products, including fluid milk, juices, yogurt, cottage cheese, sour cream, ice cream, frozen desserts and a variety of extended shelf life items. Beginning as a small Midwest dairy, Dean pursued an aggressive strategy of expansion and acquisition, building a nationwide network of 28 regional dairy operations in 13 states. We are a full-line dairy supplier offering our own popular brands, custom private label programs and foodservice items.

DAIRY

TOTAL SALES
DAIRY PRODUCTS
(in millions of dollars)

96                                        $1,611

95                                        $1,513

94                                        $1,469

93                                        $1,437

92                                        $1,430



FLUID MILK AND CULTURED PRODUCTS

Fluid milk was Dean Foods' first product when the company was founded more than 70 years ago. Today, fluid milk items, including homogenized whole milk, low-fat milk, skim milk, buttermilk and chocolate milk, make up our largest product group, as Dean has grown to become the largest fluid milk processor in the nation.

     Our line of juice products complements our fluid milk items. Juice products continue to command an increasing share of the market for healthy beverages. We also bottle water, another growing product category. Fresh cultured items, including cottage cheese, yogurt, and sour cream products, are produced at many of our plants around the nation. During fiscal 1996, sales for the category were $1.2 billion.

     All of these products are sold under brand names which are market leaders in their regions. Our family of milk and cultured dairy brands includes Bell, Cream o'Weber, Creamland, Dean's, Fieldcrest, Gandy's,



                                    twelve

T.G. Lee, Mayfield, McArthur, Meadow Brook, Price's, Reiter, and Verifine. Additionally, as a full-line supplier, Dean is able to provide custom-tailored private label programs to retailers nationwide.

     We purchased the rights to serve selected customers of a Youngstown, OH dairy operation in late calendar 1995. This acquisition expanded our customer base and improved the efficiency of our production and distribution operations in Ohio and western Pennsylvania.

SALES FLUID MILK AND CULTURED PRODUCTS (in millions of dollars)

96                         $1,235

95                         $1,190

94                         $1,156

93                         $1,163

92                         $1,149



     While we have built our leadership position through our decentralized network of regional dairies and brand names, our national roll-out of Guilt Free brand nonfat dairy products has expanded our consumer reach and brought additional distribution opportunities. Besides fortified skim milk and egg nog, the Guilt Free line also includes frozen desserts and cultured products.

     We are continuing our efforts to create a dynamic new market position for milk products. We believe that milk should not be thought of only as a nutritional part of a balanced diet. We are working to position milk products as delicious, refreshing beverages that people can enjoy with a meal or snack, or just as a healthy beverage.

     To support this message, we are developing a new generation of fluid milk products. New forms of packaging and updated package graphics are integral parts of this shift in positioning. We have recently completed testing of plastic, resealable bottles in one-pint and ten-ounce sizes at our Mayfield plant in Athens, TN and successfully increased sales and distribution of these single-serve items, especially in the rapidly growing convenience store segment. We expect to take this exciting new packaging innovation to other dairy operations during fiscal 1997.

     We also completely redesigned all of the packaging for our Dean label products sold throughout the Midwest. Our new design has given the brand an exciting new look, conveying a contemporary and stylish image to our consumers.

     Fluid milk is one of the two largest sales and profit categories in most supermarket grocery departments. Retailers are therefore turning to the most qualified dairy suppliers to partner with them in utilizing the latest methods of managing this category to meet the needs of consumers. Information on demographics and industry trends, consumer research, category definition and product mix decisions, space and merchandising schematics and inventory replenishment systems are some of the tools now being utilized by Dean Foods and its forward-thinking customers. We intend to lead the dairy industry in utilizing these tools.

     Among the many capital expenditure projects completed during fiscal 1996 at our fluid milk and cultured dairy processing facilities were expansions of the milk cooler at our Erie, PA plant and the processing capacity at our Rochester, IN and Huntley, IL fluid milk plants to accommodate growth in these markets.
We also made investments in material handling equipment at our El Paso, TX, Evart, MI and Sheboygan, WI facilities to improve customer service and lower cost. In addition, the consolidation of two fluid milk plants in the Southwest into existing facilities improved our cost efficiencies and maintained our excellent quality and service records.



                                   thirteen

The strategic review of our businesses, which we completed in fiscal 1996, provided further confirmation of our belief that fluid milk and cultured products will play a pivotal role in our strategic direction for the future. We plan to continue growing internally through market expansion and externally through additional acquisitions, and to optimize the performance of our dairy operations nationwide.

ICE CREAM AND FROZEN DESSERTS
Sales in 1996 of $235 million reflected continued growth for Dean Foods in this category, despite a highly competitive marketplace. Dean manufactures and markets a complete line of frozen desserts and frozen novelties, and we remain one of America's premier suppliers of ice cream to the retail marketplace.

     Like fluid milk and cultured dairy products, our ice cream and other frozen desserts are known by many names throughout the nation, including Bell, Cream o'Weber, Creamland, Dean's, Dean's Country Charm, Fieldcrest, Fitzgerald's, Gandy's, Mayfield, McArthur/T.G. Lee, Price's and Reiter. Each brand is marketed regionally, targeting local taste preferences and brand loyalties.

     This year we marked the 50th anniversary of Dean's ice cream with a total relaunch of Dean's Country Charm ice cream. Bold new package graphics were followed by aggressive advertising, including our "Really Cool Flavors" campaign featuring the brand's three most exciting flavors: Double Fudge Plunge, Spumoni and Moose Tracks.

     Sales of our Mayfield brand continued to grow, thanks to expanding volume and new product introductions. A new low-fat ice cream introduced by Mayfield throughout its Southeast market in April is off to a successful start.

SALES ICE CREAM AND FROZEN DESSERTS
(in millions of dollars)

96                               $235

95                               $219

94                               $208

93                               $199

92                               $202

     We've furthered our successful participation in the growing healthy desserts category with our Guilt Free product line. The Guilt Free Nonfat Fudge Bar, introduced in 1995, is now the number one product of its kind in the nation. We followed that winning introduction with Guilt Free Lowfat Ice Cream Sandwiches, launched this past spring.

     This fall we will complete a three-year expansion of our Belvidere, IL facility, giving us one of America's largest and most efficient ice cream plants. The Belvidere plant will be able to manufacture over 30 million gallons of Dean's frozen desserts annually.

     The planned closure of our facility in Ft. Lauderdale, FL, announced as part of the results of our strategic review, will allow us to move this volume into the more efficient Belvidere plant. Production capacity to support our sales in the Southeast, as well as continued sales growth in the Midwest and the South, is also available from our Reiter and Mayfield facilities in Ohio and Tennessee.

EXTENDED SHELF LIFE PRODUCTS
Our Extended Shelf Life Division provides a broad line of extended shelf life fluid, aerosol and other dairy products to customers throughout the U.S. and in selected foreign markets. Sales in the category were $141 million for 1996.


                                   fourteen

We operate three plants in Murray, KY, Jacksonville, FL and Philadelphia, PA. In order to be able to accommodate our nationwide marketing programs, we also established an exclusive supply arrangement with an extended shelf life processor of like products on the West Coast. Our acquisition of Rod's Food Products, City of Industry, CA also provided needed capacity for extended shelf life fluid and aerosol products, in addition to expanding our western U.S. customer base.

     Dairy distributors, retail grocery warehouse groups, national chain restaurants and foodservice distributor warehouses buy our extended shelf life milk products under Dean brands such as Dairy Pure, Dean Ultra, and Easy 2%, as well as well-known licensed national brands and private labels.

     Our national brands business strengthened during the year. We won an exclusive license to produce, distribute and sell ultrapasteurized Nestle flavored milks in the same 25 markets where we already provide Nestle's Carnation Coffee-Mate Liquid non-dairy coffee creamer. We added a nonfat version to our Vitamite non-dairy beverage line. And for the holiday season, Guilt Free egg nog was introduced with great success and will see additional distribution in fiscal 1997.

     Growing popularity of lactose-free products prompted us to position our Easy 2% milk for growth by converting it from reduced-lactose to lactose-free. The Dairy Ease brand we supply was also converted. We continue to see significant opportunities for increasing both branded and private-label sales in this specialized market niche.

     We completed several capital expenditure projects in our Murray, KY plant during the year in order to satisfy increasing demand and improve distribution and quality control. The cooler was expanded and new racking and cooler inventory management systems were installed.

SALES EXTENDED SHELF LIFE PRODUCTS
(in millions of dollars)

96                           $141

95                           $104

94                           $105

93                           $75

92                           $79

     Over the past three years, management has sought to widen the customer, trade channel and product mix of our extended shelf life business. We have added aerosol products and several new specialty dairy beverages and non-dairy items. As a result, the division is poised for profitable growth in the coming years.




                                   fifteen

SPECIALTY FOOD PRODUCTS

DEAN'S SPECIALTY FOOD PRODUCTS CONTINUE TO EXPAND IN NUMBER AND GROW IN POPULARITY. WE HAVE BECOME A MAJOR SUPPLIER OF FROZEN AND CANNED VEGETABLES, PICKLES, PEPPERS, RELISHES AND OTHER SPECIALTY ITEMS, ASSORTED POWDERED PRODUCTS, SNACK DIPS, DRESSINGS, SAUCES AND PUDDINGS. BOTH BRANDED AND PRIVATE LABEL PRODUCTS ARE SOLD TO RETAIL, FOODSERVICE AND FOOD MANUFACTURING CUSTOMERS THROUGHOUT THE U.S. AND IN SELECTED FOREIGN MARKETS. DEAN FOODS IS COMMITTED
TO CONTINUED GROWTH OF OUR SPECIALTY FOOD BUSINESSES BY EXPANDING GEOGRAPHIC MARKETS, INTRODUCING NEW PRODUCTS AND ACQUIRING FOOD COMPANIES THAT WILL
ADD TO OUR STRENGTH.

SPECIALTY

FROZEN AND CANNED VEGETABLES

Our vegetable division, the Dean Foods Vegetable Company (DFVC), is the largest processor of frozen vegetables in the nation and the third largest processor of vegetables overall. The company is a major player in retail and foodservice markets with its branded and private label products. From 19 plants and four distribution centers strategically located around the nation, DFVC markets a full line of vegetable products, including many regional varieties and value-added items, throughout North America, Mexico, Puerto Rico, Europe and Japan. Sales for the year totaled $574 million.

     Our own brand names remain market leaders as their sales volumes continue to increase. Birds Eye is the second leading frozen vegetable brand in the U.S. Freshlike is the number one brand of vegetables in its Midwest marketing area. And Veg-All is the number one canned sixteen
mixed vegetable brand nationally. In addition, we are the country's largest supplier of frozen private label vegetables.

SALES FROZEN & CANNED VEGETABLES
(in millions of dollars)

96                                 $574

95                                 $543

94                                 $420

93                                 $357

92                                 $389


     More and more consumers are looking for variety and convenience in the vegetable products they buy. Our best-selling selections include distinctive and easy-to-prepare items such as Birds Eye Easy Recipe and Pasta Secrets, and Freshlike Pasta Combos, and this year we increased distribution for all of these products. We also developed a new baby blend line, new Easy Recipe mixtures and Freshlike Family Recipe meal starters (just add meat for a complete meal) for introduction early in fiscal 1997. We anticipate that such value-added products will continue to offer important opportunities for growth, and additional new product offerings are already being planned for fiscal 1997.

     This year we acquired Norcal Crossetti Foods, Inc., a frozen vegetable and fruit processor located in Watsonville, CA, with annual sales of $45 million. The acquisition enhanced our ability to provide full-line service to our frozen vegetable customers. By consolidating Norcal's production into our existing Watsonville operations, we have achieved greater operating efficiency in the region.

     We continue to build strategic alliances with our customers. Our consolidated operations mean that we can provide them single-source ordering, shipping and invoicing for branded and private label vegetables. This year we established category management programs with two major customers, including full implementation of continuous replenishment programs for several of their divisions.

     Operating efficiency and quality are top priorities for DFVC. During the year, we invested in new electronic sorting equipment, upgraded freezing capacity, improved warehousing and installed a new management information system. We completed a new Technical Center in Green Bay, WI to enhance research and development, quality assurance and engineering activities. We also initiated a company-wide strategy to consolidate our operations. These steps should reduce costs, balance plant capacities, lower inventories and thereby strengthen Dean Foods Vegetable Company's position as a low cost, high quality leader.

PICKLES, RELISHES AND SPECIALTY ITEMS

The Dean Pickle and Specialty Products Company supplies retail and foodservice customers nation-wide with regional branded and private label pickles, peppers, relishes and assorted specialty items. With sales for the segment of $373 million, we posted our sixth straight year of record sales.

SALES PICKLES, RELISHES & SPECIALTY ITEMS
(in millions of dollars)

96                                 $373

95                                 $367

94                                 $353

93                                 $305

92                                 $282


     Dean is the nation's largest supplier of private label and foodservice pickles. We also market a number of regional brands, including Arnold's, Atkins, Aunt Jane's, Cates, Dailey, Heifetz, Paramount, Pesta, Peter Piper, Rainbo, Roddenbery, Tree, and Warsaw Falcon. These brands remain hometown favorites in their regional markets.


                                  seventeen

Growth was achieved by increased sales of many of these brands, as well as by the acquisition in December of the branded and foodservice product lines of Paramount Foods in Louisville, KY. In addition to adding the strong Paramount name to our family of brands, the acquisition strengthened our procurement, warehousing and distribution capabilities.

     Sales of olives, sauces, syrups and boiled peanuts also made significant gains during the year. All of our olive sales are under private labels, while Bennett's and Hoffman House sauces, Northwoods and Roddenbery table syrups, and Peanut Patch boiled peanuts all have strong branded positions in their respective regional markets.

     During the year we continued to make capital improvements in order to upgrade and modernize our manufacturing facilities, control inventories and reduce transportation costs. Additional funds have been earmarked for retooling of our Faison, NC plant which supplies many of our regional brands in the Southeast. This plant will take on much of the pickle production volume slated to be transferred from our Cairo, GA facility in fiscal 1997.


OTHER SPECIALTY FOOD PRODUCTS

In this diverse category, Dean markets powdered products such as non-dairy coffee creamers and dry ingredient blends, plus an assortment of snack dips, dressings, sauces and puddings. This segment also includes the sales of the Company's transportation and logistics unit, DFC Transportation. Total sales of this product group last year were $256 million.

     For the sixth consecutive year, sales of powdered products outpaced our previous year's results. Dean is the largest producer of powdered non-dairy coffee creamer in North America. In fact, we are the leading seller in each of the trade channels through which the product is sold, including retail, foodservice, office coffee service, vending, industrial and export. We provide a wide assortment of powdered coffee creamers ranging from fat-free to premium non-dairy creamers that are so rich they can be whipped like whipping cream!

     As the popularity of coffee and coffee-based products such as cappuccinos continues to accelerate, the use of non-dairy creamer products is keeping pace. This year, we added a non-dairy, lactose-free beverage fortified with vitamins A and D to our product line-up. This innovative, shelf-stable powdered product was formulated to be reconstituted with water. It makes a delicious drink or can be poured over cereal or fruit.

     Our industrial business also continues to grow. We provide ingredients developed specifically for customers' product formulas ranging from cake mixes, soup sauces and gravies to soft serve ice cream mixes.

SALES POWDERED PRODUCTS
(in millions of dollars)

96             $129

95             $110

94             $100

93             $88

92             $82

Exporting activity remains strong as we continue to open new markets internationally. We expanded into the Israel market during fiscal 1996.


                                   eighteen

We now maintain a substantial presence in Canada, Central and South America, Eastern Europe, the Pacific Rim and Honduras.

     Our E.B.I. Foods affiliate in the U.K. again experienced substantial growth. Annual sales of E.B.I.'s dry ingredient blends continue to rise as their customers expand their base in foreign markets. E.B.I. exports to virtually every country in Europe plus markets in the Middle East, the Far
East and Africa. During 1996, the company won the prestigious Queen's Award for Export for the second time, an extraordinary accomplishment. E.B.I. is scheduled to move into its newly-constructed production facility in August.

     Refrigerated snack dips and salad dressings now constitute a much larger portion of our specialty foods sales. Our Dean's brand dips are number one in the refrigerated dip category and our Birds Eye Veggie Dips are the second leading produce dip after their first year in distribution.

SALES SAUCES, PUDDINGS & DIPS
(in millions of dollars)


96                 $100

95                 $74

94                 $69

93                 $66

92                 $61

     This year's acquisition of the Rod's Food Products operation in City of Industry, CA brought a significant West Coast presence to several of Dean's product lines. In addition to aerosol toppings and extended shelf life products, Rod's supplies a large and growing Western U.S. customer base with retail snack dips and other oil-based products, as well as flavored salad dressings for the foodservice trade. Retail products are sold under the Rod's, Imo, Slender Choice, Chivo and Zesty brand names and a number of private labels.

     Our Amboy Specialty Division is one of the largest aseptic manufacturers of shelf-stable cheese sauce and pudding products in the United States, marketing to foodservice and food manufacturing customers nationwide. This year Amboy added to its cheese sauce and pudding line by introducing tomato sauce, marinara sauce, pouch-pack Alfredo sauce and cheddar & salsa cheese sauce. These products represent significant increased volume potential for us. Amboy's ingredient business also continued its growth with a line of innovative, custom specialty sauces supplied to frozen food manufacturers.

DFC TRANSPORTATION

DFC Transportation serves the transportation needs of Dean divisions as well as other well-known food and consumer product companies. It provides expertise in the consolidation and distribution of dry, refrigerated and frozen products throughout the U.S. and internationally.

SALES DFC TRANSPORTATION
(in millions of dollars)

96                 $27

95                 $23

94                 $20

93                 $21

92                 $45


     Exceeding its sales goals for the fourth straight year, despite a highly competitive and recessionary business environment, DFC Transportation has demonstrated its capability to provide the effective distribution logistics its customers demand.


                                   nineteen

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBSIDIARIES


The financial review should be read in conjunction with the letter to shareholders, the operations review of the Company's business segments and the consolidated financial statements and the notes related thereto contained in this annual report.


DIVIDENDS PER SHARE (in dollars)

96            $0.72

95            $0.68

94            $0.64

93            $0.60

92            $0.56

91            $0.49

90            $0.44

89            $0.40

88            $0.36

87            $0.32

86            $0.27

WORKING CAPITAL (in millions of dollars)

96            $186

95            $215

94            $ 93

93            $198

92            $184

91            $198

90            $183

89            $156

88            $130

87            $115

86            $108

SHAREHOLDERS' EQUITY (in millions of dollars)

96            $508

95            $585

94            $525

93            $476

92            $430

91            $417

90            $363

89            $293

88            $266

87            $236

86            $207

CAPITAL EXPENDITURES (in millions of dollars)

96            $90

95            $83

94            $81

93            $75

92            $78

91            $73

90            $68

89            $56

88            $39

87            $42

86            $37

TOTAL DEBT TO TOTAL CAPITAL (in percent)

96            39.1%

95            31.2%

94            33.6%

93            24.4%

92            27.0%

91            27.1%

90            29.5%

89            23.8%

88            17.3%

87            19.1%

86            21.5%



                                    twenty

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBSIDIARIES



STRATEGIC DIRECTION

The Company's primary objective is the maximization of shareholder value through dividend growth and long-term stock appreciation. As the Company entered fiscal year 1996, faced with the same significant factors impacting the overall packaged food industry - slow economic growth, low product growth rates and increasing competitive pressures - it was evident achieving our primary objective long-term could be difficult. Consequently, the Company undertook a comprehensive strategic review of all of its businesses, markets and products with the underlying purpose to improve profitability and enhance shareholder value.

     In May the Company announced a strategic direction plan resulting in a $150.0 million ($97.7 million after-tax or $2.44 per share) special charge to earnings in the fiscal 1996 fourth quarter. The expected post execution, pre-tax savings of the plan are approximately $21 million annually with about $15 million in cash. Additional strategies reducing operating costs and improving marketing/trade promotion effectiveness are expected to produce additional pre-tax savings of $20 to $30 million annually. The realization of the savings from the execution of these strategies are expected to occur over the next twelve to twenty-four months. Additional information relative to the key elements of the strategic direction plan and the related special charge is contained in the Letter to Shareholders and in Note 2 to the consolidated financial statements.

FINANCIAL OBJECTIVES AND STRATEGIES

Among the financial objectives and strategies employed by the Company are:

SOUND WORKING CAPITAL MANAGEMENT

The Company employs various procedures to monitor and control the quality and levels of current assets using short-term borrowings primarily to meet seasonal crop-related cash requirements. During the last three fiscal years the Company also utilized short-term borrowings under bank lines of credit to acquire businesses. At fiscal 1995 year-end, amounts borrowed under such lines for business acquisitions were refinanced, as further discussed in Note 4 to the consolidated financial statements.

CAPITAL INVESTMENTS

The Company's goal is to maintain and improve the productivity of its assets, making those capital investments which offer returns to the Company greater than its cost of capital.

PRUDENT USE OF DEBT

The Company maintains debt levels considered prudent based upon its cash flows and financial ratios. The long-term debt market has been used primarily to fund acquisitions and major capital expenditures. Based upon the Company's total debt to total capitalization ratio at fiscal 1996 year-end of 39.1%, the Company believes it has sufficient debt capacity to fund future growth.

FINANCIAL RISK MANAGEMENT

The Company's primary financial risk is interest rate exposure, which is managed through the mix of fixed and floating rate debt. Foreign currency risk is not significant. The Company's policies and controls preclude leveraged or structured derivatives and financial derivatives for trading purposes.

DIVIDEND POLICY

On July 26, 1996, the Company increased its quarterly dividend 6% to $.19 per share, the twenty-fourth increase since 1974. The total increase in the dividend rate since 1974 is 2,400%.

STOCK REPURCHASE

No shares were purchased during the last three fiscal years, as funds generated from operations were used in connection with the acquisitions of businesses. On May 26, 1996, the Company had authorization to purchase 1.7 million shares of the Company's stock.



                                  twenty one

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBSIDIARIES

FINANCIAL CONDITION
CAPITAL RESOURCES AND LIQUIDITY
The Company's operating cash and capital expenditure requirements have historically been met through funds generated internally from assets employed (working capital and long-term assets).

        Working capital at May 26, 1996 was $185.9 million, a decrease of $29.1 million from a year ago. The Company's current ratio was 1.47 compared to 1.71 at the end of fiscal 1995. The decreased working capital was primarily the result of funds used to acquire businesses during fiscal 1996. Cash and temporary cash investments at May 26, 1996 was $10.4 million, an increase of $5.6 million from last year end. Inventories increased $5.6 million principally the result of inventories of businesses acquired during fiscal 1996. Dairy inventory turnover is at a high rate, whereas inventories of the Vegetables, Pickles and Specialty segments generally have lower turnover rates. Crop-related Vegetable and Pickle inventory levels may vary from year to year. A large part of the Vegetables, Pickles and Specialty inventories are valued on the LIFO inventory valuation method which enhances the Company's cash flow.

        Crop-related requirements are funded under the Company's short-term bank lines of credit or its bank revolving credit agreement. During fiscal 1996 the lines of credit and revolving credit agreement were also the source of funds for business acquisitions. The short-term borrowings outstanding at the end of fiscal 1996 were $92.0 million, whereas the borrowings outstanding at the end of fiscal 1995 were $29.0 million.

        Net property, plant and equipment decreased $44.5 million this year reflecting the write-off of non-performing assets and classification of assets held for resale as a result of the strategic review offset by capital expenditures and assets of businesses acquired. Major capital expenditures during fiscal 1996 were primarily for plant expansions required to process increased production volumes and new products.

        The Company's long-term objective is to provide a mix of debt and equity that will provide sufficient flexibility for growth. During fiscal 1996, the Company consolidated its two syndicated bank revolving credit agreements into a single $300 million credit facility extending the maturity to the year 2001. Short-term borrowings outstanding under this facility at year-end were $70.0 million. In June 1995, the Company issued $100 million ten-year senior notes. Long-term obligations at May 26, 1996 were $221.7 million, a decrease of $3.0 million from last year-end. The Company's total debt to total capital at May 26, 1996 was 39.1% compared to 31.2% a year ago. The Company is in compliance with the covenants and restrictions under its debt agreements, the most restrictive of which are discussed in Note 4 to the consolidated financial statements.

        Shareholders' equity at May 26, 1996 was $507.7 million, a decrease of $76.8 million from last year-end primarily as a result of the special charge to earnings of $97.7 million after-tax. The treasury stock held at May 26, 1996 is available for use in future acquisitions, for stock options or for other general business purposes.

CASH FLOWS

Net cash flow for fiscal 1996 increased $5.6 million whereas cash declined by $6.1 million in fiscal 1995. Particulars of the Company's cash flow activities are as follows:

     Operating Activities - Cash provided from operations for fiscal 1996 was $129.2 million compared to $128.1 million and $122.0 million for fiscal years 1995 and 1994, respectively. The cash provided in fiscal 1996 was comparable to that provided in fiscal 1995; despite the net loss of $49.7 million in 1996, as the $150.0 million special charge was a non-cash item.



                                  twenty two

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBSIDIARIES


     Investing Activities - Net cash used in the Company's investing activities in fiscal 1996 was $153.8 million compared to $115.4 million and $242.7 million in fiscal years 1995 and 1994, respectively. Capital expenditures and business acquisitions are the Company's principal investing activities. Capital expenditures for 1996 were $89.8 million compared with $83.3 million and $81.0 million in fiscal years 1995 and 1994, respectively. Capital expenditures for fiscal 1997 are expected to approximate fiscal 1996 capital expenditures. During fiscal 1996, the Company used $66.1 million to acquire businesses, an important aspect of the Company's growth. During the three years ended May 26, 1996, a total of $272.8 million was spent to acquire businesses which are discussed in Note 3 to the consolidated financial statements.

     Financing Activities - Net cash provided from financing activities during fiscal 1996 was $30.2 million compared to net cash used in 1995 of $18.8 million and net cash provided in 1994 of $90.1 million. The principal financing activity during fiscal 1996 was the use of short-term borrowings for funding cash outlays for acquisitions. Short-term borrowings outstanding at fiscal year-end 1996 and 1995 were $92.0 million and $29.0 million, respectively. Cash dividends paid were $28.5 million during fiscal 1996, compared to $26.7 million and $25.0 million during fiscal years 1995 and 1994, respectively.

RESULTS OF OPERATIONS

Fiscal 1996 results show a loss of $49.7 million or $1.24 per share compared to earnings last year of $80.1 million or $2.01 per share. The 1996 loss included a pre-tax charge of $150.0 million ($97.7 after-tax or $2.44 per share) related to the adoption of a strategic plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

     The pre-tax impact of the special charge on the Company's business segments fiscal 1996 operating earnings (loss) is summarized below:

                           Operating                     Operating Earnings
     (In thousands)  Earnings (Loss)  Special Charge  before Special Charge
     ---------------------------------------------------------------------
     Dairy               $   (2,644)      $   76,694             $  74,050
     ---------------------------------------------------------------------
     Vegetables             (41,837)          47,561                 5,724
     ---------------------------------------------------------------------
     Pickles                 10,299           13,704                24,003
     ---------------------------------------------------------------------
     Specialty               25,737              999                26,736
     ---------------------------------------------------------------------
     Corporate              (33,985)          11,042               (22,943)
     ---------------------------------------------------------------------
     Consolidated        $  (42,430)      $  150,000             $ 107,570
     ---------------------------------------------------------------------

     Further discussion of the charge appears in Note 2 to the consolidated financial statements. Fiscal 1995 earnings benefited from improved earnings of the Company's Vegetables and Pickles operations. The fiscal 1994 earnings were impacted by the Revenue Reconciliation Act of 1993 and the adoption of new accounting principles which are discussed in Notes 8 and 9 to the consolidated financial statements. Fiscal 1994 results included a charge of $1.5 million or $.04 per share as a result of the increase in the corporate tax rate to 35% retroactive to January 1, 1993.

     Net sales for fiscal 1996 were $2.8 billion compared to $2.6 billion last year, a 7.0% increase. All the Company's business segments recorded sales increases as unit sales volume exceeded fiscal 1995 levels. Net sales for fiscal years 1995 and 1994 were $2.6 million and $2.4 million, respectively.

BUSINESS SEGMENTS

The Company is a diversified food processor and distributor engaged in four business segments. The Company is the country's largest processor of fluid milk products serving various regional markets, with some products distributed nationwide and to Mexico. Dairy is the Company's largest segment, accounting for 57% of the total fiscal 1996 sales. The Vegetables segment, which includes frozen and canned vegetables, is the Company's second largest segment accounting for 20% of the total fiscal 1996 sales. The other two business segments are Pickles and Specialty products, accounting for 14% and 9% of total fiscal sales, respectively. Vegetables, Pickles and Specialty products are sold in regional markets and nationally, with certain products sold internationally. The Company is a large user of certain agricultural related commodities, the prices for which can vary greatly. The competitive conditions and relatively low profit margins in the food industry necessitate timely adjustment of the Company's pricing to reflect changes in commodity pricing as well as changes twenty three

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBIDIARIES


in other production and distribution related costs. Segment operating earnings represent total sales less operating expenses with the following items not deducted: general corporate expenses, interest expense and federal and state income taxes. The following discussions of segment earnings exclude the impact of the fiscal 1996 special charge.

     Dairy - Dairy sales for fiscal 1996 increased 6%, the result of increased unit sales volumes and higher raw milk costs than those prevailing during fiscal 1995. Sales for fiscal year 1995 were 3% greater than fiscal 1994 as increased unit sales volume and inclusion of the sales of a business acquired in 1995 offset lower selling prices reflecting lower milk costs during the year.

     Raw milk costs rose throughout fiscal 1996. In fiscal 1995, raw milk costs fell substantially in the first quarter and then remained stable throughout the balance of the year. Early indications are that raw milk costs will increase significantly in early fiscal 1997, however, milk supplies are adequate for the Company's operations. Prices for resin used in dairy containers were lower in fiscal 1996 compared to fiscal 1995. Indications are that prices for resin in fiscal 1997 will approximate fiscal 1996 prices.

     Dairy fiscal 1996 operating earnings declined 4% principally the result of competitive conditions in certain markets and increased advertising costs associated with the introduction of new products and new packaging. Fiscal 1995 operating earnings declined 1% from fiscal 1994 principally as a result of competitive conditions in certain markets and costs associated with the introduction of new products and expansion into new markets.

     Vegetables - Sales for fiscal 1996 increased 6% principally as a result of sales of acquired companies as selling prices were depressed throughout the year. Fiscal 1995 sales increased 29% over fiscal 1994 largely the result of the full year's inclusion of the fiscal 1994 Birds Eye business acquisition.

     Fiscal 1996 Vegetables operating earnings declined $39.0 million from fiscal 1995 earnings principally the result of weather-related higher costs associated with the 1995 poor Midwest harvest, industrywide excess inventory levels and highly competitive market conditions that prevailed throughout the year, both on frozen and canned vegetables. Operating results for fiscal 1995 increased $17.7 million as a result of the full year's contribution of the fiscal 1994 Birds Eye acquisition, strong unit sales volume increases and favorable crop and processing costs. The competitive pressures on canned vegetables were more than offset by the sales and margins of frozen vegetables. Early indications are that the 1996 crop industrywide will be a normal or below normal harvest with fiscal 1997 crop costs approximating fiscal 1996 costs.

     Pickles - Fiscal 1996 sales increased 2% principally as a result of sales of a business acquired mid-year in fiscal 1996 which offset competitive pressures on selling prices. Sales for fiscal 1995 were 4% greater than fiscal 1994 sales as the result of increased unit sales volumes and improved pricing.

     Operating earnings declined $6.4 million from fiscal 1995 earnings principally as a result of a poor Southeast cucumber harvest with resulting higher processing costs and the necessity to source cucumber requirements from higher cost growing areas. Fiscal 1995 operating earnings increased $11.0 million over 1994 earnings as a result of a strong unit sales increase and favorable crop and processing costs. The spring 1996 cucumber harvest was good and, although Midwest crop plantings were late due to adverse planting conditions, fiscal 1997 cucumber costs should approximate fiscal 1996 costs.

     Specialty - Sales of a business acquired during fiscal 1996 and increased unit sales volumes resulted in fiscal 1996 sales exceeding fiscal 1995 sales by 24%. Fiscal 1995 sales were 9% greater than fiscal 1994 sales largely the result of increased unit sales volumes.

     Fiscal 1996 operating earnings decreased 2% as lower margins offset strong unit sales increases and the contribution of a fiscal 1995 business acquisition. Operating earnings for fiscal 1995 increased 6% over fiscal 1994 earnings as a result of increased unit sales volumes and improved margins. This segment is a large user of corn syrup, vegetable oils and casein. Prices for these commodities, after initially increasing in fiscal 1996, declined and pricing is expected to remain stable or decline in fiscal 1997.

CORPORATE

Excluding the impact of the special charge, fiscal 1996 Corporate expense approximated fiscal 1995 Corporate expense. Fiscal 1995 Corporate expense increased $5.3 million over fiscal 1994 expense principally the result of non-recurring items in both fiscal years.


                                 twenty four

FINANCIAL REVIEW DEAN FOODS COMPANY AND SUBSIDIARIES

INTEREST EXPENSE

Fiscal 1996 interest expense increased 27%, principally as a result of increased borrowings related to businesses acquired late in fiscal 1995 and during fiscal 1996. Interest expense for fiscal 1995 increased 45% over fiscal 1994, the result of increased borrowings associated with fiscal 1994 and fiscal 1995 business acquisitions and increased interest rates.

INCOME TAXES

The Company recognized an effective tax benefit rate of 28.4% for fiscal 1996 reflecting the net loss for the year and the impact of the special charge to earnings. The effective tax rates for fiscal years 1995 and 1994 were 41.3% and 40.2%, respectively. Explanations of the differences from statutory rates are explained in Note 8 to the consolidated financial statements.

ENVIRONMENTAL MATTERS

On July 10, 1996, a subsidiary of the Company was fined approximately
$4.0 million in a lawsuit filed by the United States of America in the United States District Court for the Middle District of Pennsylvania alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company has filed various post-trial motions seeking to reduce or eliminate the fine. If the Company's efforts in this regard are unsuccessful, the fine would be covered by reserves existing at May 26, 1996. The Company continues to give attention to the impact of its operations on the environment and compliance with current federal, state and local regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company's fiscal 1996 special charge to earnings included a provision covering the estimated potential environmental cleanup costs associated with the closure of certain manufacturing facilities.

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new standard requires that long-lived assets be reviewed for impairment whenever the carrying amount of those assets may not be recoverable. The recoverability is based on the estimated future cash flows resulting from the use of the asset. Adoption of SFAS No. 121 is required in fiscal 1997. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial condition or results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation." This new standard encourages, but does not require, a fair-value based method of accounting for stock-based compensation plans. Adoption of the disclosure requirements of SFAS No. 123 is required in fiscal 1997. The Company expects to adopt only the disclosure provisions of SFAS No. 123 and, therefore, there will be no impact on the Company's financial condition or results of operations.


                                 twenty five

CONSOLIDATED BALANCE SHEETS DEAN FOODS COMPANY AND SUBSIDIARIES

May 26, 1996 and May 28, 1995 (In thousands)
- -------------------------------------------------------------------------------------------------
Assets                                                                    1996             1995
- -------------------------------------------------------------------------------------------------
Current Assets:
- -------------------------------------------------------------------------------------------------
   Cash and temporary cash investments                                $   10,399     $      4,826
- -------------------------------------------------------------------------------------------------
   Accounts and notes receivable, less allowance for doubtful
     accounts of $3,201 and $4,257, respectively                         188,222          184,210
- -------------------------------------------------------------------------------------------------
   Inventories                                                           278,731          273,114
- -------------------------------------------------------------------------------------------------
   Deferred tax assets                                                    58,497           22,456
- -------------------------------------------------------------------------------------------------
   Income tax refund receivable                                            7,244               --
- -------------------------------------------------------------------------------------------------
   Other                                                                  41,306           34,266
- -------------------------------------------------------------------------------------------------
     Total Current Assets                                                584,399          518,872
- -------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
- -------------------------------------------------------------------------------------------------
   Land                                                                   30,745           30,280
- -------------------------------------------------------------------------------------------------
   Buildings and improvements                                            262,402          262,552
- -------------------------------------------------------------------------------------------------
   Machinery and equipment                                               602,138          608,108
- -------------------------------------------------------------------------------------------------
   Transportation equipment                                               54,735           54,411
- -------------------------------------------------------------------------------------------------
   Construction in progress                                               43,806           41,312
- -------------------------------------------------------------------------------------------------
                                                                         993,826          996,663
- -------------------------------------------------------------------------------------------------
   Less - Accumulated depreciation                                       468,159          426,518
- -------------------------------------------------------------------------------------------------
     Total Properties, net                                               525,667          570,145
- -------------------------------------------------------------------------------------------------
Other Assets:
- -------------------------------------------------------------------------------------------------
   Goodwill, net of amortization of
     $6,798 and $7,012, respectively                                      69,253           69,640
- -------------------------------------------------------------------------------------------------
   Other intangible assets, net of amortization
     of $3,153 and $3,157, respectively                                   26,635           28,380
- -------------------------------------------------------------------------------------------------
   Other                                                                  16,286           15,389
- -------------------------------------------------------------------------------------------------
     Total Other Assets                                                  112,174          113,409
- -------------------------------------------------------------------------------------------------
     Total Assets                                                     $1,222,240       $1,202,426
- -------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.







                                  twenty six


(In thousands)
- -------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                           1996             1995
- -------------------------------------------------------------------------------------------------------
Current Liabilities:
- -------------------------------------------------------------------------------------------------------
   Notes payable to banks                                                   $  92,000        $  29,000
- -------------------------------------------------------------------------------------------------------
   Current installments of long-term obligations                               11,855           11,995
- -------------------------------------------------------------------------------------------------------
   Accounts payable and accrued expenses                                      287,305          248,721
- -------------------------------------------------------------------------------------------------------
   Dividends payable                                                            7,297            6,877
- -------------------------------------------------------------------------------------------------------
   Federal and state income taxes                                                  --            7,267
- -------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                398,457          303,860
- -------------------------------------------------------------------------------------------------------
Long-Term Obligations                                                         221,653          224,679
- -------------------------------------------------------------------------------------------------------
Deferred Liabilities:
- -------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                       61,042           70,051
- -------------------------------------------------------------------------------------------------------
   Other                                                                       33,396           19,310
- -------------------------------------------------------------------------------------------------------
     Total Deferred Liabilities                                                94,438           89,361
- -------------------------------------------------------------------------------------------------------
Shareholders' Equity:
- -------------------------------------------------------------------------------------------------------
   Preferred stock, $1 par value, 10,000,000 shares
     authorized, none issued                                                      --               --
- -------------------------------------------------------------------------------------------------------
   Common stock, $1 par value, 80,000,000 shares authorized,
     41,395,009 and 41,339,495 shares issued, respectively                    41,395           41,339
- -------------------------------------------------------------------------------------------------------
   Capital in excess of par value                                             14,158           12,705
- -------------------------------------------------------------------------------------------------------
   Retained earnings                                                         482,299          560,881
- -------------------------------------------------------------------------------------------------------
   Cumulative translation adjustment                                              11             (228)
- -------------------------------------------------------------------------------------------------------
   Less - Treasury stock, at cost, 1,261,990 and 1,261,990
     shares, respectively                                                     30,171           30,171
- -------------------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                              507,692          584,526
- -------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities                                            --               --
- -------------------------------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity                             $1,222,240       $1,202,426
- -------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.



                                 twenty seven

CONSOLIDATED STATEMENTS OF INCOME DEAN FOODS COMPANY AND SUBSIDIARIES

For the Three Fiscal Years Ended May 26, 1996
- -----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                1996          1995            1994
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                 $2,814,268     $2,630,182     $2,431,203
- -----------------------------------------------------------------------------------------------------------------------------------
Costs of products sold                                                                     2,211,645      2,005,099      1,885,012
- -----------------------------------------------------------------------------------------------------------------------------------
Delivery, selling and administrative expenses                                                495,053        467,980        413,135
- -----------------------------------------------------------------------------------------------------------------------------------
Special charge                                                                               150,000             --            --
- -----------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                                                    (42,430)       157,103        133,056
- -----------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                             (28,349)       (22,397)       (15,471)
- -----------------------------------------------------------------------------------------------------------------------------------
Interest income                                                                                1,384          1,682            728
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and cumulative effect of changes in accounting principles         (69,395)       136,388        118,313
- -----------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                                         (19,707)        56,329         47,551
- -----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of changes in accounting principles                   (49,688)        80,059         70,762
- -----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of changes in accounting principles                                             --             --          1,179
- -----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                                            $  (49,688)    $   80,059     $   71,941
- -----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
- -----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share before cumulative effect of changes in accounting principles  $    (1.24)    $     2.01     $     1.78
- -----------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of changes in accounting principles                                           --             --            .03
- -----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                                               $    (1.24)    $     2.01     $     1.81
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                 twenty eight

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY DEAN FOODS COMPANY AND SUBSIDIARIES


For the Three Fiscal Years Ended May 26, 1996
(In thousands)                                  Common     Common    Capital in               Cumulative
                                                 Stock      Stock     Excess of    Retained  Translation     Treasury
                                                Shares      Value     Par Value    Earnings   Adjustment        Stock
- ---------------------------------------------------------------------------------------------------------------------
Balance May 30, 1993                           39,689   $  40,946  $      3,955  $ 461,479   $    --      $  (30,061)
   Net income                                      --          --            --     71,941        --              --
   Exercise of stock options                      104         104         1,956         --        --              --
   Return of treasury stock                        (4)         --            --         --        --            (107)
   Cash dividends declared, $.64 per share         --          --            --    (25,439)       --              --
- ---------------------------------------------------------------------------------------------------------------------
Balance May 29, 1994                           39,789      41,050         5,911    507,981        --         (30,168)
   Net income                                      --          --            --     80,059        --              --
   Issuance of common stock                       145         145         3,902         --        --              --
   Exercise of stock options                      144         144         2,892         --        --              --
   Purchase of treasury stock                      --          --            --         --        --              (3)
   Cash dividends declared, $.68 per share         --          --            --    (27,159)       --              --
   Cumulative translation adjustment               --          --            --         --      (228)             --
- ---------------------------------------------------------------------------------------------------------------------
Balance May 28, 1995                           40,078      41,339        12,705    560,881      (228)        (30,171)
   Net loss                                        --          --            --    (49,688)       --              --
   Issuance of common stock                        47          47         1,275         --        --              --
   Exercise of stock options                        9           9           178         --        --              --
   Purchase of treasury stock                      --          --            --         --        --              --
   Cash dividends declared, $.72 per share         --          --            --    (28,894)       --              --
   Cumulative translation adjustment               --          --            --         --       239              --
- ---------------------------------------------------------------------------------------------------------------------
Balance May 26, 1996                           40,134   $  41,395     $  14,158  $ 482,299   $    11      $  (30,171)
=====================================================================================================================


See accompanying notes to consolidated financial statements.




                                 twenty nine

CONSOLIDATED STATEMENTS OF CASH FLOWS DEAN FOODS COMPANY AND SUBSIDIARIES


For the Three Fiscal Years Ended May 26, 1996
- ------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                             1996           1995          1994
- ------------------------------------------------------------------------------------------------------------------------------
Cash flows from operations:
- ------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                                   $ (49,688)       $ 80,059     $ 71,941
- ------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income (loss) to net cash provided from operations:
- ------------------------------------------------------------------------------------------------------------------------------
      Depreciation and amortization                                                       77,048          70,027       61,875
- ------------------------------------------------------------------------------------------------------------------------------
      Deferred income taxes                                                              (44,005)          6,641        3,307
- ------------------------------------------------------------------------------------------------------------------------------
      Other long-term deferred liabilities                                                 6,143           1,757          288
- ------------------------------------------------------------------------------------------------------------------------------
      Special charge                                                                     150,000             --            --
- ------------------------------------------------------------------------------------------------------------------------------
      Changes in accounting principles, net                                                   --             --        (1,179)
- ------------------------------------------------------------------------------------------------------------------------------
      (Increase) decrease in working capital items, net of acquisitions:
- ------------------------------------------------------------------------------------------------------------------------------
          Accounts and notes receivable                                                   (4,172)        (11,591)      (5,687)
- ------------------------------------------------------------------------------------------------------------------------------
          Inventories and other current assets                                            10,669         (35,217)     (16,933)
- ------------------------------------------------------------------------------------------------------------------------------
          Accounts payable and accrued expenses                                           (6,877)         20,635       12,863
- ------------------------------------------------------------------------------------------------------------------------------
          Federal and state income taxes                                                  (7,478)          2,770       (1,361)
- ------------------------------------------------------------------------------------------------------------------------------
      Other                                                                               (2,405)         (7,012)      (3,126)
- ------------------------------------------------------------------------------------------------------------------------------
Net cash provided from operations                                                        129,235         128,069      121,988
- ------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
- ------------------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                                                  (89,799)        (83,280)     (80,977)
- ------------------------------------------------------------------------------------------------------------------------------
   Proceeds from dispositions of property, plant and equipment                               621           3,153        3,640
- ------------------------------------------------------------------------------------------------------------------------------
   Acquisitions of businesses, net of cash acquired                                      (66,053)        (35,273)    (171,479)
- ------------------------------------------------------------------------------------------------------------------------------
   Proceeds from businesses divested                                                       1,399             --         6,163
- ------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (153,832)       (115,400)    (242,653)
- ------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
- ------------------------------------------------------------------------------------------------------------------------------
   Issuance of long-term obligations                                                       9,799         100,861        2,000
- ------------------------------------------------------------------------------------------------------------------------------
   Repayment of long-term obligations                                                    (12,056)        (7,218)      (12,368)
- ------------------------------------------------------------------------------------------------------------------------------
   Issuance (repayment) of notes payable to banks, net                                    63,000        (93,000)      122,000
- ------------------------------------------------------------------------------------------------------------------------------
   Unexpended industrial revenue bond proceeds                                            (3,608)           211         1,382
- ------------------------------------------------------------------------------------------------------------------------------
   Cash dividends paid                                                                   (28,474)       (26,744)      (25,014)
- ------------------------------------------------------------------------------------------------------------------------------
   Issuance of common stock                                                                1,509          7,083         2,060
- ------------------------------------------------------------------------------------------------------------------------------
   Purchase of treasury stock                                                                 --             (3)           --
- ------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                       30,170        (18,810)       90,060
- ------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and temporary cash investments                                 5,573         (6,141)      (30,605)
- ------------------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments - beginning of year                                    4,826         10,967         41,572
- ------------------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments - end of year                                       $ 10,399        $ 4,826       $ 10,967
- ------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                                    thirty

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted


1. NATURE OF THE BUSINESS AND SUMMARY OF ACCOUNTING POLICIES
Nature of Business - Dean Foods Company and its subsidiaries ("the Company") are engaged in the processing, distribution and sales of dairy, vegetable, pickle and other specialty food products. The Company operates in four business segments. The Company's principal products in the Dairy segment are fluid milk and cultured products, ice cream and extended shelf life products. In the Vegetables segment, the Company processes and sells frozen and canned vegetables. The Pickles segment's principal products are pickles, relishes and related items. Specialty segment products include powdered products, sauces, puddings and dips as well as the operations of the Company's transportation subsidiary.

     Use of Estimates in the Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications - Certain previously reported amounts have been reclassified to conform with year-end 1996 presentations.

     Definition of Fiscal Year - The Company's fiscal year ends on the last Sunday in May. There were 52 weeks in each of the three fiscal years ended May 1996.

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

     Inventories - Inventories are stated at the lower of cost or market. The majority of Vegetables and Pickles inventories are valued on the last-in, first-out (LIFO) method. The majority of Dairy and certain Specialty inventories are valued on the first-in, first-out (FIFO) method.

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

     Intangible Assets - Excess of cost over fair market value of net identifiable assets of acquired companies and other intangible assets are amortized on a straight-line basis over various periods between three years and forty years. The carrying value of intangible assets is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based upon its most recent analysis, the Company believes that no material impairment of intangible assets exists at May 26, 1996.

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



                                  thirty one

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted

2. SPECIAL CHARGE

In May, 1996 the Company recorded a pre-tax provision of $150.0 million ($97.7 million after-tax or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for projected severance and environmental costs. The implementation of the plan will result in the elimination of more than 800 manufacturing and administrative positions and the disposition or closure of 13 manufacturing facilities.

        The provision includes costs associated with facility closures and consolidations and the write-down to net realizable value of assets that are for sale of $99.1 million, of which $73.6 million are non-cash asset write-offs and $25.5 million are cash costs related to asset dispositions. The write-off of intangibles is $22.8 million. The cash cost of severance and other termination benefits is expected to be approximately $10.2 million. The remaining $17.9 million of the provision primarily represents anticipated cash expenditures for environmental remediation and other costs and expenses. These actions are currently in process and should be substantially completed by the end of fiscal 1997.

The following table presents the details of the 1996 activity:


<Caption
(In millions)
                            1996            Cash        Non-Cash    Balance at
                           Accrual         Payments      Charges   May 26, 1996
Asset write-offs/
 closure costs            $  99.1          $  --        $  73.6          $25.5
Intangibles
 write-off                   22.8             --           22.8             --
Termination
 benefits                    10.2             --             --           10.2
Environmental
 and other                   17.9             --            4.6           13.3
- ------------------------------------------------------------------------------
                         $  150.0          $  --       $  101.0        $  49.0
- ------------------------------------------------------------------------------


        Of the remaining $49.0 million special charge reserve balance, $8.0 million is classified as Other Deferred Liabilities in the Consolidated Balance Sheet.

3. BUSINESS ACQUISITIONS

        During fiscal 1996, the Company acquired one operation in each of the Vegetables, Pickles and Specialty segments for cash consideration. The pro forma impact as if these acquisitions had occurred at the beginning of the 1995 fiscal year is not significant. During fiscal 1995, the Company acquired a Dairy operation and a Vegetables operation also for cash consideration. The pro forma impact as if these acquisitions had occurred at the beginning of the 1994 fiscal year is not significant. Each of these acquisitions were accounted for as purchases and their results of operations are included in the consolidated financial statements from their respective dates of acquisition.

        On December 27, 1993, the Company completed the acquisition of the Birds Eye Frozen Vegetable business (Birds Eye) from the All-American Gourmet Company, a wholly-owned subsidiary of Kraft General Foods, Inc., for approximately $140 million. The acquisition has been accounted for as a purchase and, accordingly, the operating results of Birds Eye have been included in the consolidated operating results since the date of acquisition. The funds used to acquire Birds Eye were provided by the Company's short-term lines of credit with its banks. The acquisition resulted in intangible assets of $47 million.

        The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Birds Eye had been acquired as of the beginning of the 1993 fiscal year.

Unaudited

                                 1994           1993
Net sales                        $2,549,452     $2,474,784
Net income                       $   73,110  $      74,407
Net income per share             $     1.84  $        1.88



        The pro forma results are not necessarily indicative of the results which would have occurred if the acquisition had taken place on the basis assumed. In addition, the pro forma results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

        During fiscal 1994, the Company also acquired a Dairy operation and a Pickles operation for cash consideration. The pro forma impact as if these acquisitions had occurred at the beginning of the 1993 fiscal year is not significant.


                                  thirty two

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted

4. BORROWING ARRANGEMENTS

Long-term obligations, less installments due within one year, are summarized below:

- --------------------------------------------------------------------------------------------------------------
                                                                                  1996                   1995
- --------------------------------------------------------------------------------------------------------------
Senior note, 6.75%, maturing in 2005                                         $  99,091              $ 100,000
- --------------------------------------------------------------------------------------------------------------
Installment note, 9.64%, maturing in
  equal amounts of $6,500
  through 2005                                                                  58,500                 65,000
- -------------------------------------------------------------------------------------------------------------
Installment note, 10.1%, maturing
  in equal amounts of $3,500
  through 2004                                                                  28,000                 31,500
- -------------------------------------------------------------------------------------------------------------
Industrial revenue bonds, maturing
  in varying amounts through 2013:
  Fixed rate, (7.3% to 8.0%; average 7.58%)                                      4,208                  4,775
- -------------------------------------------------------------------------------------------------------------
  Floating rate, (3.7% to 7.26%;
    average 3.88%)                                                              31,136                 21,810
- -------------------------------------------------------------------------------------------------------------
Capitalized lease obligations, 4.9% to
  9.75%, maturing in various
  installments through 2011                                                      9,472                  9,453
- -------------------------------------------------------------------------------------------------------------
Other obligations, maturing in varying
  amounts through 2025, (6.0% to
  10.0%; average 7.06%)                                                          3,101                  4,136
- -------------------------------------------------------------------------------------------------------------
                                                                               233,508                236,674
- -------------------------------------------------------------------------------------------------------------
Less: Installments due within one year                                          11,855                 11,995
- -------------------------------------------------------------------------------------------------------------
Total long-term obligations                                                  $ 221,653              $ 224,679
=============================================================================================================


     In fiscal 1995, the Company entered into two syndicated bank Credit Agreements, a $200 million revolving credit facility maturing in year 2000 and a $100 million revolving credit facility (convertible to a term loan) maturing in 1997. These Credit Agreements were renegotiated in 1996 to a single $300 million Credit Agreement maturing in 2001. The borrowings under the Credit Agreement are unsecured and the Company pays a commitment fee of 0.09% on the unused portions of the revolving credit and term loan facilities. Borrowings under the Credit Agreement bear interest at either fixed or variable rates linked to the Company's overall public debt credit rating. During fiscal 1996, the maximum borrowings under the Credit Agreement were $140.0 million; average borrowings were $77.5 million at a weighted average interest rate of 5.8%. At May 26, 1996, there were $70.0 million of borrowings outstanding under this facility.

     The Company has $60.0 million committed short-term lines of credit available for borrowing needs. Lending banks are compensated on a fee basis of 1/8 of 1% of the credit line. During 1996, maximum borrowings under the Company's committed and uncommitted lines of credit were $112.0 million; average borrowings for the year were $43.9 million at a weighted average interest rate of 5.8%. At May 26, 1996, the Company had $22.0 million outstanding from uncommitted short-term lines of credit.

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

     At May 26, 1996, the most restrictive provisions of the Company's borrowing arrangements were as follows: tangible net worth of at least $175 million, working capital of at least $60 million, and a current ratio of at least 1.25 were required to be maintained; approximately $38 million of retained earnings was unrestricted for the payment of cash dividends and repurchase of common stock; and the Company could not incur total long-term debt in excess of 50% of total capitalization.

     Maturities of long-term obligations during each of the years 1998 through 2001 are $13,629, $11,337, $14,943 and $11,587, respectively. Certain land, buildings and machinery and equipment having a net carrying value of approximately $25 million were mortgaged or otherwise encumbered against long-term debt of $12 million at May 26, 1996.

     The fair value of the Company's long-term debt was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At May 26, 1996 and May 28, 1995 the fair value of long-term debt is estimated to be $235.8 million and $248.9 million, respectively.

5. SHAREHOLDERS' EQUITY

The 1988 shareholders' rights plan, as amended, protects shareholders in the event the Company becomes the target of coercive and unfair takeover tactics. The rights were distributed to shareholders on the basis of one preferred stock purchase right for each share of Dean Foods Company common stock. Each right entitles shareholders to purchase one one-hundredth of a share of preferred stock and will become exercisable only if a person or group acquires 15% or more of the Company's common stock. The rights may be redeemed by the Company for $.05 per right at any time prior to a public announcement that a person or group has acquired 15% or more of the Company's common stock. The rights expire on August 10, 1998, unless previously redeemed or exercised.

     The Company may repurchase shares of its common stock from time to time in the open market, in privately-negotiated transactions or otherwise at a price or prices reasonably related to the then prevailing market price.

                                 thirty three

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES

Dollar amount in thousands unless otherwise noted

6. STOCK PLANS

A summary of stock option activity for the Company's stock option plans follows:

                                                                         Number               Average
                                                                      of Shares          Option Price
                                                                   Under Option             Per Share
- -----------------------------------------------------------------------------------------------------
Options outstanding at May 30, 1993                                    922,529               $  26.26
- -----------------------------------------------------------------------------------------------------
Changes during the year:
- -----------------------------------------------------------------------------------------------------
 Granted                                                               250,119                  26.87
- -----------------------------------------------------------------------------------------------------
 Terminated                                                            (14,032)                 29.17
- -----------------------------------------------------------------------------------------------------
 Exercised                                                            (118,586)                 21.82
- -----------------------------------------------------------------------------------------------------
Options outstanding at May 29, 1994                                  1,040,030                  26.87
- -----------------------------------------------------------------------------------------------------
Changes during the year:
- -----------------------------------------------------------------------------------------------------
 Granted                                                               251,105                  29.87
- -----------------------------------------------------------------------------------------------------
 Terminated                                                            (52,392)                 28.74
- -----------------------------------------------------------------------------------------------------
 Exercised                                                            (165,941)                 22.94
- -----------------------------------------------------------------------------------------------------
Options outstanding at May 28, 1995                                  1,072,802                  28.09
- -----------------------------------------------------------------------------------------------------
Changes during the year:
- -----------------------------------------------------------------------------------------------------
 Granted                                                               313,564                  28.08
- -----------------------------------------------------------------------------------------------------
 Terminated                                                            (18,222)                 29.04
- -----------------------------------------------------------------------------------------------------
 Exercised                                                             (17,380)                 24.87
- -----------------------------------------------------------------------------------------------------
Options outstanding at May 26, 1996                                  1,350,764               $  28.12
=====================================================================================================
Exercisable at end of year                                             715,167               $  27.96
=====================================================================================================
Available for grants:
- -------------------------------------------------------------------------------
 Beginning of year                                                   1,765,427
- -------------------------------------------------------------------------------
 End of year                                                         1,381,444
- -------------------------------------------------------------------------------


     Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 3,315,000 shares of the Company's common stock. Of these shares, a maximum of 115,000 may be granted to non-employee directors. A total of 67,500 shares have been granted to non-employee directors. A total of 299,036 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to the aggregate increase in the market value of the common stock since the date of grant. Options terminate five to ten years after date of grant.

     The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program.) Key employees elected to receive 47,131 and 36,023 shares under the Stock Bonus Awards Program which related to bonuses in fiscal 1996 and 1995, respectively.

7. INVENTORIES

At May 26, 1996 and May 28, 1995, inventories comprised the following:


- -------------------------------------------------------------------------------------------------------
                                                                               1996                1995
- -------------------------------------------------------------------------------------------------------
Raw materials and supplies                                               $   56,671          $   56,283
- -------------------------------------------------------------------------------------------------------
Materials in process                                                         65,447              60,554
- -------------------------------------------------------------------------------------------------------
Finished goods                                                              172,316             171,378
- -------------------------------------------------------------------------------------------------------
                                                                            294,434             288,215
Less: Excess of current cost over stated
  value of last-in, first-out inventories                                    15,703              15,101
- -------------------------------------------------------------------------------------------------------
Total inventories                                                        $  278,731          $  273,114
=======================================================================================================


     The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 43.6% and 42.4% for 1996 and 1995, respectively.

8. INCOME TAXES

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

Provision (benefit) from income taxes was as follows:


- --------------------------------------------------------------------------------------------------
                                                    1996              1995                    1994
- --------------------------------------------------------------------------------------------------
Current tax expense:
- --------------------------------------------------------------------------------------------------
 Federal                                       $  20,169         $  45,585               $  37,387
- --------------------------------------------------------------------------------------------------
 State and foreign                                 4,129             9,309                   8,385
- --------------------------------------------------------------------------------------------------
                                                  24,298            54,894                  45,772
- --------------------------------------------------------------------------------------------------
Deferred tax expense
 (benefit):
- --------------------------------------------------------------------------------------------------
 Federal                                         (39,540)            1,068                     708
- --------------------------------------------------------------------------------------------------
 State and foreign                                (4,465)              367                     150
- --------------------------------------------------------------------------------------------------
 Effect of tax rate change                            --                --                     921
- --------------------------------------------------------------------------------------------------
                                                 (44,005)            1,435                   1,779
- --------------------------------------------------------------------------------------------------
Provision (benefit) for
income taxes                                   $ (19,707)        $  56,329               $  47,551
==================================================================================================

     The effective tax rates differ from the prevailing statutory federal rate as follows:


- --------------------------------------------------------------------------------------------------
                                                    1996              1995                    1994
- --------------------------------------------------------------------------------------------------
Statutory federal tax rate                          35.0%             35.0%                   35.0%
- --------------------------------------------------------------------------------------------------
State and foreign, net of
 federal benefit                                    (1.4)              4.4                     4.3
- --------------------------------------------------------------------------------------------------
Other, net                                          (5.2)              1.9                     0.9
- --------------------------------------------------------------------------------------------------
Effective tax rate                                  28.4%             41.3%                   40.2%
==================================================================================================


                                 thirty four

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted

The components of the deferred income taxes were as follows:

                                                                      1996                    1995
Deferred tax assets:
 Accounts receivable                                            $    3,003              $    2,552
 LIFO inventory                                                     (5,178)                 (3,721)
 Self-insurance reserves                                            14,655                  12,652
 Vacation pay                                                        4,276                   4,585
 Marketing accruals                                                  6,518                   3,860
 Future benefit of special charge                                   33,817                      --
 Other                                                               1,406                   2,528
- --------------------------------------------------------------------------------------------------
Total deferred tax assets                                       $   58,497              $   22,456
==================================================================================================

Deferred tax liabilities:
 Fixed assets                                                   $  (74,429)             $  (70,007)
 Deferred compensation                                               6,420                   4,585
 DISC deferral                                                      (2,953)                 (2,420)
 Intangibles                                                        (5,265)                 (4,450)
 Future benefit of special charge                                   12,531                      --
 Other                                                               2,654                   2,241
- --------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                  $  (61,042)             $  (70,051)
==================================================================================================


9. EMPLOYEE BENEFIT PLANS
The Company has various profit sharing and retirement plans covering certain salaried and hourly employees. Amounts charged to operations under all plans were $20,836, $16,969 and $15,502 in 1996, 1995 and 1994, respectively.

     Defined Benefit Pension Plans - Costs for noncontributory defined benefit plans were $5,762, $4,650, and $4,265 in 1996, 1995 and 1994, respectively.
Plan assets are primarily invested in bonds, stocks and real estate. Significant weighted average assumptions used in determining net pension costs were:


                                                              1996                   1995
Discount rate                                                 8.0%                   8.0%
Expected long-term rate of return on assets                   8.0%                   8.0%
Rate of increase in compensation
 levels (range)                                             0-5.0%                 0-5.0%

The Company's defined benefit net pension costs included the following components:

                                                      1996              1995             1994
Current service costs                              $  3,621          $  3,013         $  2,765
Interest cost on projected
 benefit obligation                                   6,189             5,654            5,679
Actual return on plan assets                        (16,452)           (4,339)          (4,189)
Net amortization and deferral                        12,404               322               10
- ----------------------------------------------------------------------------------------------
Net pension costs                                  $  5,762          $  4,650         $  4,265
==============================================================================================

     The following table sets forth the funded status of the Company's defined benefit plans reconciled to accrued pension costs:



                                                          1996               1995
Present value of projected benefit
 obligation:
 Vested employees                                      $  62,762           $  56,781
 Non-vested employees                                      4,522               3,806
- -------------------------------------------------------------------------------------
Accumulated benefit obligation                            67,284              60,587
Additional amounts due to
 future salary increases                                  21,869              16,275
- -------------------------------------------------------------------------------------
Total projected benefit obligation                        89,153              76,862
Fair value of net assets available
 for benefits                                            (74,690)            (55,093)
- -------------------------------------------------------------------------------------
Projected benefit obligation greater
 than net assets available                                14,463              21,769
Unrecognized prior service cost                           (2,297)             (2,642)
Unrecognized net obligation                                 (112)               (908)
Unrecognized net transition asset                          3,735               3,850
Unrecognized net loss                                     (9,702)            (16,628)
- ------------------------------------------------------------------------------------
Net accrued pension costs                              $   6,087           $   5,441
====================================================================================


     The majority of retirement benefits are based upon the highest five year average qualifying earnings (base compensation) for service prior to January 1, 1986 and, for service since then, based upon the participant's qualifying earnings each year.

     The Company participates in various multi-employer union-management-administered defined contribution pension plans that principally cover production workers. Pension expense under these plans was $6,398, $5,557 and $4,810 in 1996, 1995 and 1994, respectively.

     Profit Sharing Plans - The Company maintains noncontributory profit sharing plans for certain employees. Company contributions under these plans are made at the discretion of the Board of Directors. Expense for these plans was $6,012, $4,965 and $5,299 in 1996, 1995 and 1994, respectively.

     Postretirement Benefits - The Company provides health care and life insurance benefits to certain of its retired employees and eligible dependents. Employees are eligible for such benefits subject to minimum age and service requirements. Eligible employees that retire before the normal retirement age, along with their dependents, are entitled to benefits on a shared contribution basis. Substantially all benefits terminate at age sixty-five. The Company retains the right to modify or eliminate these benefits.

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


                                 thirty five

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted

     Net periodic postretirement benefits expense was $704, $1,140 and $508 in 1996, 1995 and 1994, respectively. The components of expense follows:


           ----------------------------------------------------------
                                              1996       1995    1994
           ----------------------------------------------------------
           Service cost of benefits earned  $  273     $  589  $  237
           ----------------------------------------------------------
           Interest cost on liability          431        551     271
           ----------------------------------------------------------
           Net periodic postretirement
             benefit cost                   $  704   $  1,140  $  508
           ==========================================================


     As a result of changes in employee benefit plans during fiscal 1996, postretirement medical benefits for certain union plans were eliminated resulting in a curtailment gain of $3,994.

     The following table summarizes the postretirement benefit liability:


- ------------------------------------------------------------------------------------
                                                       1996                     1995
- ------------------------------------------------------------------------------------
Retirees                                           $  2,151                 $  1,699
- ------------------------------------------------------------------------------------
Fully eligible active participants                      280                      161
- ------------------------------------------------------------------------------------
Other active participants                               764                    3,668
- ------------------------------------------------------------------------------------
Total                                                 3,195                    5,528
- ------------------------------------------------------------------------------------
Unrecognized net gain                                 1,095                    2,052
- ------------------------------------------------------------------------------------
Accrued postretirement benefits                    $  4,290                 $  7,580
====================================================================================


     The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 8.0% in fiscal 1996 and 1995, and an assumed compensation increase of 5.0%. The health care cost trend rates were assumed to be 8.0% in 1996, gradually declining to 5.0% over six years and remaining at that level thereafter. In 1995 the cost trend rates were assumed to be 10.5%, gradually declining to 5.5% over ten years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $170 at May 26, 1996, and the net periodic cost by $21.

10. LEASES
     Net rental expense, including amounts for leases of one year or less, was $30,733, $25,062 and $21,203 in 1996, 1995 and 1994, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.

     At May 26, 1996, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                                               Capital   Operating
                                                Leases     Leases
               --------------------------------------------------
               1997                           $  1,299   $ 11,661
               --------------------------------------------------
               1998                              1,268     10,285
               --------------------------------------------------
               1999                              1,027      8,678
               --------------------------------------------------
               2000                              1,008      5,917
               --------------------------------------------------
               2001                              1,084      3,148
               --------------------------------------------------
               Thereafter                       14,098      4,350
               --------------------------------------------------
               Total minimum lease payments     19,784  $  44,039
               -----------------------------------------=========
               Less: Imputed interest           10,144
               ---------------------------------------
               Present value of minimum
                  lease payments              $  9,640
               =======================================


Table
11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Consolidated accounts payable and accrued expenses at May 26, 1996 and May 28, 1995 comprised the following items:


- ------------------------------------------------------------------------------
                                               1996                    1995
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
Trade payables                              $   98,387               $ 102,074
- ------------------------------------------------------------------------------
Accrued expenses                                62,894                  61,388
- ------------------------------------------------------------------------------
Accrued insurance                               41,848                  37,945
- ------------------------------------------------------------------------------
Special charge reserve                          41,012                      --
- ------------------------------------------------------------------------------
Accrued payroll                                 32,965                  33,939
- ------------------------------------------------------------------------------
Accrued taxes, other than income                 4,578                   4,656
- ------------------------------------------------------------------------------
Accrued pension and profit sharing               5,621                   8,719
- ------------------------------------------------------------------------------
Total accounts payable and
 accrued expenses                           $  287,305               $ 248,721
==============================================================================

12. CASH FLOW DATA

Interest and taxes paid included in the Company's cash flow from operations were as follows:


- -------------------------------------------------------------------------------
                         1996                     1995                    1994
- -------------------------------------------------------------------------------
Interest paid        $  25,363                $  22,579                $ 15,591
- -------------------------------------------------------------------------------
Taxes paid              39,687                   54,752                  46,753
- -------------------------------------------------------------------------------

Liabilities assumed in conjunction with business acquisitions were:


- ---------------------------------------------------------------------------
                             1996                 1995              1994
- ---------------------------------------------------------------------------
Fair value of assets
 acquired                  $  67,574           $  35,908         $  197,090
- ---------------------------------------------------------------------------
Consideration paid           (66,053)            (35,273)          (171,479)
- ---------------------------------------------------------------------------
Liabilities assumed        $   1,521           $     635         $   25,611
- ---------------------------------------------------------------------------


13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a defendant in various legal matters and is currently the subject of investigations by various state and federal authorities relating to the pricing of contracts to supply milk and certain environmental matters. On July 10, 1996, a federal judge imposed a fine of approximately $4.0 million on a subsidiary of the Company, alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company has filed various post-trial motions seeking to reduce or eliminate the fine. The Company provided for this exposure in 1996 and in light of reserves existing at May 26, 1996, the ultimate resolution of these matters, including the resolution of the imposed fine, is not expected to have a material effect on the financial position or results of operations of the Company.


                                  thirty six

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DEAN FOODS COMPANY AND SUBSIDIARIES Dollar amounts in thousands unless otherwise noted

14. BUSINESS SEGMENT INFORMATION

The nature of products classified in the business segments presented herein is described on pages 12 through 19. Intersegment sales are not material. Operating earnings (loss) of segments do not include interest income or expense and provisions (benefits) for income taxes.

     Identifiable assets are those used in the Company's operations in each segment. Corporate assets consist primarily of cash and marketable securities and deferred tax assets.


                                               Dairy      Vegetables   Pickles   Specialty   Corporate     Consolidated
- -----------------------------------------------------------------------------------------------------------------------
1996
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                  $  1,611,266  $  573,751   $  373,213  $  256,038  $       --   $  2,814,268
- -----------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                        (2,644)    (41,837)      10,299      25,737     (33,985)       (42,430)
- -----------------------------------------------------------------------------------------------------------------------
Identifiable assets                             456,632     406,541      151,578      98,480     109,009      1,222,240
- -----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    37,633      25,086        7,903       4,476       1,950         77,048
- -----------------------------------------------------------------------------------------------------------------------
Capital expenditures                             49,905      18,713        6,733      13,544         904         89,799
- -----------------------------------------------------------------------------------------------------------------------

1995
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                  $  1,513,560  $  543,103   $  367,182  $  206,337  $       --   $  2,630,182
- -----------------------------------------------------------------------------------------------------------------------
Operating earnings                               77,242      44,736       30,395      27,239     (22,509)       157,103
- -----------------------------------------------------------------------------------------------------------------------
Identifiable assets                             491,638     428,781      155,368      56,996      69,643      1,202,426
- -----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    36,418      21,364        7,735       3,184       1,326         70,027
- -----------------------------------------------------------------------------------------------------------------------
Capital expenditures                             49,150      16,683        9,138       7,019       1,290         83,280
- -----------------------------------------------------------------------------------------------------------------------

1994
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                  $  1,469,198  $  419,930   $  352,560  $  189,515  $       --   $  2,431,203
- -----------------------------------------------------------------------------------------------------------------------
Operating earnings                               77,987      27,021       19,419      25,815     (17,186)       133,056
- -----------------------------------------------------------------------------------------------------------------------
Identifiable assets                             459,986     385,537      139,007      55,384      69,240      1,109,154
- -----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    35,424      15,918        6,554       2,515       1,464         61,875
- -----------------------------------------------------------------------------------------------------------------------
Capital expenditures                             51,466      12,931        9,097       6,285       1,198         80,977
- -----------------------------------------------------------------------------------------------------------------------



Fiscal 1996 segment operating earnings (loss) include the special charge related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs of $76,694, $47,561, $13,704, $999 and $11,042 in the Dairy, Vegetables, Pickles, Specialty and Corporate segments, respectively.


                                 thirty seven

QUARTERLY FINANCIAL DATA DEAN FOODS COMPANY AND SUBSIDIARIES

Unaudited (In thousands, except for per share data)



                                              First          Second          Third         Fourth      Fiscal Year
- --------------------------------------------------------------------------------------------------------------------
Fiscal 1996
- --------------------------------------------------------------------------------------------------------------------
Net sales                                   $ 651,505     $  705,358     $  717,976      $  739,429    $  2,814,268
- --------------------------------------------------------------------------------------------------------------------
Gross profit                                $ 148,685        158,266        145,801         149,871         602,623
- --------------------------------------------------------------------------------------------------------------------
Net income (loss)                           $  13,661         16,012          6,727         (86,088)(a)     (49,688)(a)
- --------------------------------------------------------------------------------------------------------------------
Per common share data:
- --------------------------------------------------------------------------------------------------------------------
  Net income (loss)                         $     .34            .40            .17           (2.15)(a)       (1.24)(a)
- --------------------------------------------------------------------------------------------------------------------
  Stock price range -
- --------------------------------------------------------------------------------------------------------------------
     High                                   $  29 1/4         28 3/4         29 3/4          26 5/8          29 3/4
- --------------------------------------------------------------------------------------------------------------------
     Low                                    $  26 5/8         26 1/4         25 5/8          22 1/4          22 1/4
- --------------------------------------------------------------------------------------------------------------------
  Dividend rate (cents)                          18.0           18.0           18.0            18.0            72.0
- --------------------------------------------------------------------------------------------------------------------
Fiscal 1995
- --------------------------------------------------------------------------------------------------------------------
Net sales                                   $ 614,283     $  662,848     $  665,895      $  687,156  $    2,630,182
- --------------------------------------------------------------------------------------------------------------------
Gross profit                                $ 141,410        157,969        154,794         170,910         625,083
- --------------------------------------------------------------------------------------------------------------------
Net income                                  $  16,960         20,026         17,176          25,897          80,059
- --------------------------------------------------------------------------------------------------------------------
Per common share data:
- --------------------------------------------------------------------------------------------------------------------
  Net income                                $     .43            .50            .43             .65            2.01
- --------------------------------------------------------------------------------------------------------------------
  Stock price range -
- --------------------------------------------------------------------------------------------------------------------
     High                                   $  31 7/8         32 3/4         30 3/4          31 5/8          32 3/4
- --------------------------------------------------------------------------------------------------------------------
     Low                                    $  25 1/4         27 1/4         28 1/8          27 1/4          25 1/4
- --------------------------------------------------------------------------------------------------------------------
  Dividend rate (cents)                          17.0           17.0           17.0            17.0            68.0
- --------------------------------------------------------------------------------------------------------------------

(a) 1996 includes an after-tax charge of $97,720 ($2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.


REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP [LOGO]

200 East Randolph Drive
Chicago, IL 60601

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DEAN FOODS COMPANY

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 26, 1996 and May 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 26, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

June 25, 1996, except as to
the second sentence of Note 13,
which is as of July 10, 1996





                                 thirty eight

SUMMARY OF OPERATIONS DEAN FOODS COMPANY AND SUBSIDIARIES


(In thousands, except for items marked with an *)
- --------------------------------------------------------------------------------------------------------------
Fiscal Year Ended May,                     1996           1995           1994           1993            1992
- --------------------------------------------------------------------------------------------------------------
Operating Data:
- --------------------------------------------------------------------------------------------------------------
Net sales                               $2,814,268       2,630,182      2,431,203      2,274,340     2,289,441
- --------------------------------------------------------------------------------------------------------------
Costs of products sold
    and all operating expenses          $2,856,698 (a)   2,473,079      2,298,147      2,145,687     2,169,886(c)
- --------------------------------------------------------------------------------------------------------------
Operating earnings (loss)               $  (42,430)(a)     157,103        133,056        128,653       119,555(c)
- --------------------------------------------------------------------------------------------------------------
Interest expense                        $   28,349          22,397         15,471         14,888        15,551
- --------------------------------------------------------------------------------------------------------------
Income (loss) before taxes              $  (69,395)(a)     136,388        118,313        114,759       105,527(c)
- --------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes    $  (19,707)         56,329         47,551         46,350        43,511
- --------------------------------------------------------------------------------------------------------------
Net income (loss)                       $  (49,688)(a)      80,059         71,941(b)      68,409        62,016(c)
- --------------------------------------------------------------------------------------------------------------
Depreciation on properties              $   70,220          65,056         58,549         51,815        48,348
- --------------------------------------------------------------------------------------------------------------
Capital expenditures                    $   89,799          83,280         80,977         74,803        77,867
- --------------------------------------------------------------------------------------------------------------
Number of employees*                        11,500          11,800         12,100         10,500        10,100
- --------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
- --------------------------------------------------------------------------------------------------------------
Working capital                         $  185,942         215,012         92,915        198,393       183,577
- --------------------------------------------------------------------------------------------------------------
Total assets                            $1,222,240       1,202,426      1,109,154        892,836       857,152
- --------------------------------------------------------------------------------------------------------------
Net plant and equipment                 $  525,667         570,145        543,211        443,764       415,791
- --------------------------------------------------------------------------------------------------------------
Long-term obligations                   $  221,653         224,679        136,150        151,127       155,478
- --------------------------------------------------------------------------------------------------------------
Shareholders' equity                    $  507,692         584,526        524,774        476,319       430,443
- --------------------------------------------------------------------------------------------------------------

Common Stock Data:
- --------------------------------------------------------------------------------------------------------------
Net income (loss) per share*            $    (1.24)(a)        2.01           1.81(b)        1.73          1.53(c)
- --------------------------------------------------------------------------------------------------------------
Cash dividends per share*               $      .72             .68            .64            .60           .56
- --------------------------------------------------------------------------------------------------------------
Book value per share*                   $    12.65           14.58          13.19          12.00         10.87
- --------------------------------------------------------------------------------------------------------------
Number of shareholders*                      9,481           9,989          8,936          8,654         8,929
- --------------------------------------------------------------------------------------------------------------


(In thousands, except for items marked with an *)
- --------------------------------------------------------------------------------------------------------------
Fiscal Year Ended May,                     1991           1990           1989           1988            1987
- --------------------------------------------------------------------------------------------------------------
Operating Data:
- --------------------------------------------------------------------------------------------------------------
Net sales                               2,157,997        1,987,517      1,683,578      1,551,832     1,434,600
- --------------------------------------------------------------------------------------------------------------
Costs of products sold
    and all operating expenses          2,018,374        1,875,149      1,576,512      1,471,261     1,348,118
- --------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                 139,623          112,368        107,066         80,571        86,482
- --------------------------------------------------------------------------------------------------------------
Interest expense                           16,780           12,682          7,646          6,149         5,814
- --------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                124,340          102,066        101,793(d)      76,542(e)     82,794
- --------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes       51,807           40,834         41,360         33,787        41,727
- --------------------------------------------------------------------------------------------------------------
Net income (loss)                          72,533           61,232         60,433(d)      42,755(e)     41,067
- --------------------------------------------------------------------------------------------------------------
Depreciation on properties                 44,465           37,338         31,046         29,028        25,559
- --------------------------------------------------------------------------------------------------------------
Capital expenditures                       72,844           68,196         55,917         39,258        41,618
- --------------------------------------------------------------------------------------------------------------
Number of employees*                        9,600            8,900          7,500          7,100         6,900
- --------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
- --------------------------------------------------------------------------------------------------------------
Working capital                           198,429          182,852        156,469        130,355       114,819
- --------------------------------------------------------------------------------------------------------------
Total assets                              816,999          744,759        586,702        499,150       450,116
- --------------------------------------------------------------------------------------------------------------
Net plant and equipment                   375,930          337,068        253,972        211,711       194,878
- --------------------------------------------------------------------------------------------------------------
Long-term obligations                     149,980          146,622         84,162         48,884        47,024
- --------------------------------------------------------------------------------------------------------------
Shareholders' equity                      416,560          362,760        293,249        265,739       236,417
- --------------------------------------------------------------------------------------------------------------

Common Stock Data:
- --------------------------------------------------------------------------------------------------------------
Net income (loss) per share*                 1.79             1.53           1.52(d)        1.07(e)       1.03
- --------------------------------------------------------------------------------------------------------------
Cash dividends per share*                     .49              .44            .40            .36           .32
- --------------------------------------------------------------------------------------------------------------
Book value per share*                       10.23             8.93           7.43           6.60          5.89
- --------------------------------------------------------------------------------------------------------------
Number of shareholders*                     8,380            8,005          8,290          8,671         8,357
- --------------------------------------------------------------------------------------------------------------


(a) 1996 includes a pre-tax charge of $150,000 ($97,720 after-tax or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

(b) 1994 includes an after-tax net gain of $1,179 ($.03 per share) related to changes in accounting principles.

(c) 1992 includes a charge against operations of $9,100 related to the termination of the Company's refrigerated truckload transportation business ($5,685 after taxes, or $.14 per share).

(d) 1989 includes a net gain of $10,132 for unusual items ($5,442 after taxes, or $.14 per share).

(e) 1988 includes a net charge against operations of $11,606 for unusual items ($9,686 after taxes, or $.24 per share).


                                 thirty nine

DIRECTORS DEAN FOODS COMPANY AND SUBSIDIARIES


HOWARD M. DEAN -
Chairman of the Board and
Chief Executive Officer

THOMAS L. ROSE - @
President and Chief
Operating Officer

EDWARD A. BRENNAN *
Retired Chairman and
Chief Executive Officer,
Sears, Roebuck & Co.,
a merchandising company.

LEWIS M. COLLENS * #
President, Illinois Institute
of Technology, and Chairman
and Chief Executive Officer,
IIT Research Institute

PAULA H. CROWN * +
Vice President of
Henry Crown and Company,
a private investment firm.

JOHN P. FRAZEE, JR. * +
Retired Chairman and
Chief Executive Officer, Centel Corporation, a leader in local exchange telephone and cellular communications services.

BERT A. GETZ # @ +
Chairman, President and
Director, Globe Corporation,
a diversified investment firm.

JOHN S. LLEWELLYN, JR. # +
President and Chief Executive
Officer, Ocean Spray Cranberries, Inc., a marketing cooperative of cranberry and citrus growers.

RICHARD P. MAYER #
Retired Chairman and Chief Executive Officer, Kraft General Foods North America, a diversified food company.

ANDREW J. MCKENNA - # +
Chairman and Chief Executive Officer, Schwarz Paper Company, a national distributor and converter of paper products and specialty printer.

THOMAS A. RAVENCROFT @
Senior Vice President and President,
Dairy Division

ALEXANDER J. VOGL - * #
Chairman and Chief Executive Officer, Wilton Corporation, a diversified manufacturer of industrial products.


                          -    Executive Committee
                          *    Audit Committee
                          #    Compensation Committee
                          @    Pension Committee
                          +    Nominating Committee



OFFICERS DEAN FOODS COMPANY AND SUBSIDIARIES


HOWARD M. DEAN
Chairman of the Board and
Chief Executive Officer

THOMAS L. ROSE
President and Chief
Operating Officer

ERIC A. BLANCHARD
Vice President, Secretary and
General Counsel

JENNY L. CARPENTER
Vice President, Sales and
Marketing - Specialty Food
Products

GARY A. CORBETT
Vice President, Governmental
and Dairy Industry Relations

GARY D. FLICKINGER
Vice President, Production

DANIEL E. GREEN
Group Vice President,
Specialty Dairy Division

JAMES R. GREISINGER
Group Vice President and
President of Dean Pickle and Specialty Products Company

DALE I. HECOX
Treasurer

CHARLES D. KINSER
Vice President, Engineering

RODNEY T. LIDDLE
Vice President, Strategic Planning

WILLIAM R. MCMANAMAN
Vice President, Finance and
Chief Financial Officer

GEORGE A. MUCK
Vice President, Research and Development

DOUGLAS A. PARR
Vice President, Dairy Sales
and Marketing

DENNIS J. PURCELL
Corporate Group Vice President

ROGER A. RAGLAND
Group Vice President - International

THOMAS A. RAVENCROFT
Senior Vice President and President,
Dairy Division

JEFFREY P. SHAW
Group Vice President and President
of Dean Foods Vegetable Company



                                    forty

Design: BAGBY and COMPANY INC. Chicago
Printing: Lake County Press

CORPORATE DATA DEAN FOODS COMPANY AND SUBSIDIARIES

FORM 10-K
Single copies of the Company's 1996 Annual Report on Securities and Exchange Commission Form 10-K without exhibits will be provided without charge to shareholders upon written request directed to the Secretary, Dean Foods Company, 3600 N. River Road, Franklin Park, Illinois 60131.

DIVIDEND REINVESTMENT SERVICE
A service for Dean shareholders is available through the Harris Trust and Savings Bank, whereby dividends can be automatically reinvested in Company Common Stock. The plan also provides for a voluntary cash payment option for the purchase of additional stock and safekeeping of shares.

        If interested in this service, please write to the bank and request a copy of Dean's dividend reinvestment brochure: Harris Trust and Savings Bank, Dividend Reinvestment Service, P. O. Box A3309, Chicago, Illinois 60690.

DUPLICATE MAILINGS
When shares owned by one shareholder are held in different forms of the same name Jane R. Doe, J. R. Doe and J. Rose Doe, duplicate mailing of shareholder information results. The Company mails to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated.

        Shareholders that receive duplicate reports can help eliminate the added expense by requesting that only one copy be sent. Send the labels or label information to our transfer agent, Harris Trust and Savings Bank, indicating the name to keep on the list and the names to be deleted. This change will not affect dividend or proxy mailings.

FINANCIAL INFORMATION & INVESTOR RELATIONS INQUIRIES
The Company maintains a direct mailing list to ensure that shareholders with stock held in broker nominee accounts "street name" and other interested parties receive information on a timely basis.

        To be added to this list, or to request financial information, please direct requests to the Director of Corporate Communications, Dean Foods Company, 3600 N. River Road, Franklin Park, Illinois 60131.

TRANSFER AGENT AND REGISTRAR
For inquiries regarding change of address, stock transfer, registered shareholdings, dividends and lost certificates, please contact: Harris Trust and Savings Bank,111 West Monroe Street, Chicago, Illinois 60690
312/461-3309

STOCK EXCHANGE
New York Stock Exchange
Ticker Symbol: DF

ANNUAL MEETING
10:00 A.M., October 1, 1996
Drury Lane Oak Brook Terrace
100 Drury Lane
Oak Brook Terrace, Illinois 60181
(Location map appears in Proxy Statement.)

CORPORATE OFFICE
3600 N. River Road
Franklin Park, Illinois 60131
(847) 678-1680
(312) 625-6200

Dairy Ease is a registered trademark of Sterling Winthrop, Inc.
Guilt Free is a registered trademark of Yarnell's Ice Cream Co., Inc.
Nestle Quik and Carnation Coffeemate are registered trademarks of Nestle Food Company.

DEAN FOODS COMPANY, 3600 NORTH RIVER ROAD, FRANKLIN PARK, ILLINOIS 60131