Form 10-K405, Exhibit 13
period 1997-05-25
DEAN FOODS CO
filed 1997-08-22
CIK 27500

                               DEAN FOOD COMPANY

                            VALUE THROUGH INNOVATION

      to Consumers --- to Customers --- to Employees --- to Shareholders

                               1997 Annual Report

Headquartered in
Franklin Park, Illinois,
Dean Foods Company                                              [MAP]
has 50 locations serving the
continental United States, Europe and Mexico.

CONTENTS   Location Map INSIDE COVER    Financial Highlights 1     Letter to
Shareholders 2     Strategic Initiatives 4     Review of Operations 12
Financial Review 18     Financial Statements 24     Notes to Financial
Statements 29     Summary of Operations 37     Directors and Officers 38
Corporate Data 39

                                             Dean Foods Company and Subsidiaries

In thousands, except for items marked with an*        1997        1996            1995
------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                       $3,018,367  $2,814,268      $2,630,182
------------------------------------------------------------------------------------------
Operating Earnings (Loss)                       $  170,079  $  (42,430)(a)  $  157,103
------------------------------------------------------------------------------------------
Income (Loss) Before Taxes                      $  145,723  $  (69,395)(a)  $  136,388
------------------------------------------------------------------------------------------
Net Income (Loss)                               $   86,704  $  (49,688)(a)  $   80,059
------------------------------------------------------------------------------------------
Net Income (Loss) Per Common Share*             $     2.16  $    (1.24)(a)  $     2.01
------------------------------------------------------------------------------------------
Dividends Per Common Share*                     $      .76  $      .72      $      .68
------------------------------------------------------------------------------------------

YEAR-END POSITION
Working Capital                                 $  208,032  $  185,942      $  215,012
------------------------------------------------------------------------------------------
Total Assets                                    $1,217,358  $1,222,240      $1,202,426
------------------------------------------------------------------------------------------
Long-Term Obligations                           $  211,926  $  221,653      $  224,679
------------------------------------------------------------------------------------------
Shareholders' Equity                            $  567,681  $  507,692      $  584,526
------------------------------------------------------------------------------------------
Shares Outstanding                                  40,284      40,134          40,078

OTHER DATA
Production Plants*                                      50          59(b)           59
------------------------------------------------------------------------------------------
Employees*                                          11,800      11,900(b)       11,800
------------------------------------------------------------------------------------------
Shareholders*                                        8,838       9,481           9,989
------------------------------------------------------------------------------------------


  (a) 1996 includes a pre-tax charge of $150,000 ($97,720 after-tax, or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.
  (b) 1996 includes certain plants that have been closed or disposed of and certain employees that have been affected by the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

[PICTURE]


[PHOTO]
Philip A. Marineau
President and
Chief Operating Officer

[PHOTO]
Howard M. Dean
Chairman of the Board and
Chief Executive Officer

TO OUR SHAREHOLDERS:

Fiscal 1997 was an outstanding year for Dean Foods. By executing the strategic direction plan announced in May, 1996, Dean achieved record results, demonstrated consistent performance and significantly increased its share price. Moreover, the Company set the stage to continue this profitable growth and improve returns in fiscal 1998 and beyond. We continued to develop our strategies and communicate them to all Dean Foods employees. We installed new measurement tools to allocate resources and evaluate results. And we have made a number of management additions to position ourselves for planned growth.

     Our future is promising. We have established a winning strategy and a management team committed to continue to improve Dean Foods' returns and shareholder value.

FISCAL 1997

Fiscal 1997 was a year of record performances in sales, earnings, cash flow and share price. Sales topped $3 billion for the first time, a 7% increase over 1996. Operating earnings were $170 million, a 58% increase over the prior year, before the 1996 special charge. Net income was $86.7 million, or $2.16 per share, surpassing the fiscal 1995 previous record of $2.01 per share. Earnings per share in fiscal 1996, before the $150 million pre-tax special charge, were $1.20.

     The Company generated over $100 million in free cash flow from operations and reduced debt by a like amount.

     We substantially improved our return on invested capital (ROIC) from less than 7% to nearly 13%.

     Dean Foods' share price, after reaching a low of $22 1/8, ended the fiscal year at $38 3/8, and currently trades in the upper $40's.

STRATEGIC DIRECTION

In fiscal 1996, we thoroughly evaluated the strategy of all of our business units, focusing on their current and future market environment, competitors and capabilities, and formulated a plan to substantially improve shareholder value. We recorded a pre-tax special charge of $150 million to reduce costs, rationalize capacity and provide for severance and environmental issues. As of fiscal 1997 year-end, we have completed the disposal or closure of 11 plants and eliminated more than 700 positions. Execution of this plan took most of the year and is now substantially complete. Net savings from this plan and other cost initiatives were approximately $13 million in fiscal 1997 and are expected to more than double in the future.

     The five principal strategies we outlined last year to create and deliver long-term sustainable value continue to be the foundation on which we will build Dean Foods in the future:

CORE BUSINESSES

We will continue to profitably grow our core businesses through innovative products which are important to "on-the-go" consumers. We intend to introduce milk products as beverages and snacks in bold new packaging that bridges yesteryear's milk containers with today's modern consumer and consumption demands. Dean Foods will invest more than $40 million on this endeavor, and these products will be introduced in most of our fluid milk markets by the end of this fiscal year. We also plan to continue to introduce Birds Eye vegetable-based products as "meal solutions" for the time-constrained consumer looking for nutritionally balanced meals that are easy and quick to prepare. Pickles in the form of sandwich slices and also as snacks offer additional opportunities. In our Specialty segment, our acquisition of the Marie's line of salad dressings and dips, as well as several new non-dairy powdered products, should drive continued growth in this important segment.

INVESTED CAPITAL

Investing our resources in areas that create maximum long-term shareholder value is a key to our future success. We have extended our use of ROIC as a principal performance measure. All of our managers are now focusing their efforts on the key value drivers that affect ROIC and thereby impact the long-term value of their businesses. Our goal is to attain a 17% ROIC.

CONTINUOUS MARGIN IMPROVEMENT

We have furthered our entrepreneurial spirit of teamwork and employee empowerment through a "best practices" process initiated in our Dairy segment to reduce costs and enhance margins. We will be extending this model to the other segments of the Company beginning in fiscal 1998.

ACQUISITIONS

Historically, Dean Foods has grown significantly through acquisitions. Subsequent to our restructuring efforts, we have renewed our emphasis in this area and are in various stages of negotiations with a number of parties. We have significant experience and a sound management process for acquiring companies that will enhance profitable growth in core categories.

FINANCIAL STRATEGY

Our financial strategy is consistent with and supports the operating strategy of the Company. We will continue to focus on the key elements of our financial strategy - capital expenditures, capital structure, dividends and share repurchase - to maximize shareholder value while maintaining financial flexibility.

MANAGEMENT AND BOARD CHANGES

Beginning in the Spring of 1996, the Company and the Board of Directors took several key steps pursuant to a long-term management succession plan. Philip Marineau was selected as President and Chief Operating Officer in December 1996. In addition to Mr. Marineau, we have added several other officers, particularly in Finance.

     We want to take this opportunity to extend our gratitude to Thomas Rose, retiring as Vice Chairman of the Board in September 1997, for his outstanding contributions and dedicated service to the Company. Mr. Rose retires after 43 years of service with Dean Foods, the last three as President and Chief Operating Officer. Mr. Rose also has been a member of our Board since 1988.

DEAN'S FUTURE

The food industry is more challenging and dynamic than ever before. Manufacturers and retailers continue to consolidate and become more efficient. Regions served continue to expand and industry excess capacity continues to shrink. Costs of key ingredients reflect the low-inflation environment, but are more volatile. Consumers are more value-conscious and have less time to shop and prepare meals.

     These challenges and changes bring new opportunities to those food companies which understand them and have the right strategies in place to pursue them. We are confident in our strategic direction and believe that Dean Foods will profitably grow and prosper in this environment and enhance its leadership position. Our mission is clear: we will provide superior value to consumers, customers, employees, and shareholders.

     We could not have accomplished all we have without the tireless efforts of all our employees, and we thank them for their commitment, dedication and willingness to embrace change at Dean Foods. We also take this opportunity to thank our customers, suppliers and shareholders for their continued support.

[SIG]
Howard M. Dean
Chairman of the Board and
Chief Executive Officer

[SIG]
Philip A. Marineau
President and
Chief Operating Officer

August 8, 1997

Dean Foods Strategic Initiatives


                                                                [PICTURE]



Providing products that
appeal to today's on-the-go consumer lifestyles is a major opportunity for Dean Foods.

                                                Dean Foods Strategic Initiatives

UNDERSTANDING CONSUMER LIFESTYLES

Consumers continue to spend less time shopping, preparing food or even thinking about their next meal. Meanwhile, the grocery industry continues to offer more choices, some of which are not fully meeting consumers' real needs. Dean Foods is developing healthy, convenient products designed for the faster-paced lifestyle of today's shopper. From single-serve plastic milk bottles to easy-to-prepare, vegetable-based meal solutions to snackable pickles, vegetables and dairy products, our focus is on providing consumer value in every product group we offer.

SINGLE-SERVE BOTTLES

Dean Foods believes that the milk industry can learn a lot from the larger beverage industry in appealing to on-the-go consumers. Soda is available in attractive, single-serve and multi-pack bottles that are easy to open and reseal and fit in a cup holder. Soon, so will milk and other fluid products from Dean Foods. Sales of 10-ounce, pint- and even quart-size plastic containers of chocolate and white milk, juices and iced tea grew dramatically in Mayfield Dairy's Southeastern marketing area in the past year following our introduction of these exciting new, yet traditional-looking bottles. By the end of this year, we plan to complete the roll out covering markets in 17 states served by Dean Foods.

VEGETABLE-BASED MEAL SOLUTIONS

Americans are more concerned than ever about their health. Yet, they are not willing to sacrifice taste or convenience. Microwavable, frozen meals that taste like they were made from scratch continue to grow in popularity. The opportunity we have identified is in the healthy niche of this product segment. Birds Eye and Freshlike have always stood for high-quality vegetables. Birds Eye Pasta Secrets and Easy Recipe, as well as Freshlike Pasta Combos, have started shoppers thinking about these brands more broadly as meal solutions. We will continue to focus our efforts on expanding these product lines to provide more alternatives for consumers looking for fast, complete meals that are both nutritious and great tasting.

HEALTHY SNACKING

Whether counting calories or fat grams, watching what we eat is a national pastime. Fat-free dairy products and desserts, fresh prepared vegetables, non-fat veggie dips and dressings, and sandwich slices and other pickle snacks do more than just lower fat and calorie intake. They provide the daily nutrients and fiber recommended for people who don't have the time to prepare a full meal.


                                 "ON-THE-GO" PRODUCTS

FOR ON-THE-GO CONSUMERS WHO CARE ABOUT WHAT THEY EAT, DEAN FOODS' FAMILY OF RESPECTED BRANDS WILL OFFER MORE REAL CHOICES IN THE YEARS TO COME. New products, convenient packaging and more value-added market positioning are all part of this strategy.

Dean Foods Strategic Initiatives

                                  [PICTURE]


Customers look to Dean Foods to provide real value through category expertise and an understanding of their business needs.

                                                Dean Foods Strategic Initiatives


ADDRESSING CUSTOMER NEEDS

Providing real consumer value requires a close relationship between manufacturer and retailer. As the leader in most of its product categories, Dean Foods believes that one of its primary responsibilities is to provide customers with insight as to how dairy, vegetable, pickle and Dean's other specialty products can best solve consumer meal problems. In turn, our customers utilize this insight to provide creative solutions in each of these food categories. Helping our customers in this way involves investing in our facilities, our information technology and our people.
It also involves sharing ideas and planning jointly to meet the needs of the consumer and our customer.

SUPPORTING PRIVATE LABEL

All of our food groups share a common characteristic - that is, the prominence of customer private labels in the market. Many food companies with strong national and regional brands view private label products as the competition. At Dean Foods, we support our customers' private labels and believe they can and should continue to grow in all food groups. In fact, we are the nation's leading private label processor of fluid milk, frozen vegetables, pickles, snack dips and non-dairy coffee creamers. As a result, we are uniquely positioned to provide credible information and insight to our customers as to how they can provide a mix of branded and private label products that offers maximum consumer value while assuring consistent customer profitability. The many exclusive supply arrangements we maintain with dairy, frozen vegetable and pickle customers are clear indications of our success in this area.

INVESTING IN THE FUTURE

Our most progressive customers today are no longer talking just about lowering product cost. They are focusing on lowering total supply chain cost, which includes product, distribution, storage, inventory and merchandising costs. Moreover, they are interested in collaborating with manufacturers who can provide the greatest overall value. That means reducing costs as well as increasing category sales through new products, better assortments and fewer out-of-stocks. Dean Foods has always invested in its facilities to maintain their low-cost, high-quality status. Recently, we have focused more of our investments on systems that provide better information, enhance our administrative, logistical and other services and, in general, make us a more valuable supplier. We have invested heavily in people and facilities in the new Rockford, IL and Green Bay, WI Technical Centers that support our R&D efforts. And recently, we have undertaken significant training programs designed to help our sales and marketing teams measure the effectiveness of promotional programs in each of our business segments.

ACCESS MEANS OPPORTUNITY

Those food processors who best understand the plans and strategies of their customers and then design a strategy and build an organization to address them will be the clear winners in the future. Our leadership in several of our customers' most profitable food categories provides Dean with access to the top management of these customers. Utilizing that access to create joint business plans affords the unique opportunity for Dean Foods to deliver the value that customers demand.


                             CATEGORY LEADERSHIP

WE ARE COMMITTED TO BEING THE LEADER IN EACH OF THE FOOD CATEGORIES IN WHICH WE PARTICIPATE.

To do so, we will use our product and consumer insight to find innovative ways to create customer value.

Dean Foods Strategic Initiatives


                                  [PICTURE]

We take seriously the
commitment to provide employees with a
motivating and rewarding work environment.

                                                Dean Foods Strategic Initiatives


EMPLOYEE INVOLVEMENT

Employee involvement and empowerment are common terms in Corporate America today. Yet, these terms mean different things at different companies. At Dean Foods, we are creating employee involvement through team-based productivity programs that start at the plant floor, and through coordinated planning processes that maintain our entrepreneurial style. Human resource initiatives designed to ensure respect for all employees and share rewards for excellence in performance are some of the ways in which we have developed a culture that supports this involvement.

INNOVATIVE TEAMS

Over a year ago, Dean Foods piloted a program to reduce controllable costs at its T.G. Lee Foods dairy facility in Orlando, FL. From that pilot program, we established an experienced team which has developed hundreds of ideas for productivity improvements and other margin enhancements at several dairy sites. A separate team is being assembled to implement the program at our vegetable and pickle operations. The team members, however, do not generate most of the ideas. They come from the local employees. The bottom-line results thus far are impressive, and the remaining opportunities are huge. Perhaps the greatest benefits of the program aren't even the initial cost reductions. Rather, they are the long-term benefits from providing intensive individual training and initiating change to a corporate culture that is even more focused on continuous improvement.

PLANNING FOR PERFORMANCE


Fiscal 1997 was the first year of implementation of a new approach to strategic and annual planning at Dean Foods. The Company has long used a bottom-up, annual planning process that is developed and executed at the local level. This approach complements the Company's decentralized management style and allows regional Dean Foods businesses to operate in an entrepreneurial manner. Yet, as our customer base has consolidated and most of our businesses have become truly national businesses, we have recognized the benefits in each of our business segments of a more coordinated go-to-market strategy. To capture these benefits, as well as develop a clearer vision of the Company's overall strategy for the years to come, we have now established a five-year corporate strategic planning process. At the same time, we have maintained the responsibility of our local managers to establish annual plans, implement local strategies, make capital investment decisions and commit company resources that support the broader strategy. We view all of this as essential to fostering a performance-driven work environment in which employees can excel.

RESPECT FOR THE INDIVIDUAL

Respect for the individual has always been a cornerstone of Dean's Culture. And we have recognized that respecting the differences among our employees is a critical aspect of that broader respect. Dean Foods commenced a Company-wide diversity initiative nearly a year ago which takes that recognition further. Our goals are ambitious, and we are confident that substantial benefits will be realized.

                            CONTINUOUS IMPROVEMENT

MAINTAINING A CORPORATE CULTURE COMMITTED TO CONTINUOUS IMPROVEMENT IS A KEY TO OUR SUCCESS.

A clear strategy and an environment that supports and rewards personal achievement have been essential to the development of that culture at Dean Foods.

Dean Foods Strategic Initiatives


                                  [PICTURE]

WE BRING VALUE TO OUR
SHAREHOLDERS THROUGH A RELENTLESS FOCUS ON PERFORMANCE AND
PROFITABLE GROWTH.

                                                Dean Foods Strategic Initiatives

RETURN ON INVESTED CAPITAL

Ultimately, corporations are in business to serve their shareholders. To Dean Foods, that means consistent improvement in earnings and cash flow and profitable growth. The principal measure we use to review our performance is return on invested capital (ROIC). Our planning, acquisition, capital investment and compensation programs are all tied to this measurement. Dean's fiscal 1997 ROIC increased to 12.7% from 6.9% in fiscal 1996 (before the special charge). In the current market environment, we believe that a 17% ROIC is achievable and will deliver a superior return to our shareholders.

INTERNAL GROWTH

Each of our business segments currently has more new product and new business opportunities than ever before. The single-serve plastic bottle, our new fluid milk plant in Georgia, vending channels for milk and ice cream distribution and the growth of extended shelf life products under licensed brands are just some of our dairy opportunities for internal growth. Fresh prepared Birds Eye vegetables and extensions of our pasta and Easy Recipe meal solutions are also big ideas. Sandwich slices have brought new excitement to the pickle category while our olives, sauces and other specialty items provide additional, untapped growth opportunities. The cappuccino craze, along with the Company's exports to developing markets, have created explosive demands for our non-dairy creamers and other powdered products. And we are just beginning to pursue the opportunities to grow our dip and dressing business with the recently acquired Marie's line to support it.

GROWTH BY ACQUISITION

All of the industries in which we operate are consolidating at an increasing pace. Smaller businesses are seeing the advantages of joining larger, well-established companies that have the resources to address the needs of larger customers and the changing consumer. At the same time, the funds available to financial investors who are attracted to the food business have never been greater. Our acquisition strategy remains focused on our core businesses, where we can create the greatest synergy. More importantly, we continue to apply a consistent valuation methodology that assures that all acquisitions will add to shareholder value.


                                 PERFORMANCE
                                  AND GROWTH

PERFORMANCE AND PROFITABLE GROWTH ARE THE KEY DRIVERS TO PROVIDING VALUE TO DEAN FOODS SHAREHOLDERS.

These drivers, in turn, reflect our success in providing value to consumers, customers and employees. Our mission at Dean Foods is continually to find new and innovative ways to deliver that value.

Review of Operations

We are a full-line dairy,
vegetable, pickle and
specialty food manufacturer and distributor offering our own popular brands, custom private label programs and foodservice items.

SALES FLUID MILK AND CULTURED PRODUCTS
(in millions)

  93       94     95        96           97

$1,163  $1,156  $1,190     $1,235      $1,386



SALES ICE CREAM AND FROZEN DESSERTS
(in millions)

  93     94     95   96    97

$199    $208  $219 $235  $261

DAIRY

Dean Foods Company is the nation's leading processor of fluid milk (including homogenized whole milk, low-fat milk, skim milk, buttermilk and chocolate milk), and one of the nation's leading processors of cultured dairy products, ice cream and other frozen desserts, juices and extended shelf life dairy products.

     From 24 dairy facilities in 13 states, we distribute these dairy products to supermarkets, convenience stores, warehouse club stores and foodservice and institutional customers in the Midwest, Southeast, Southwest and several other markets across the nation.

     Fiscal 1997 sales and operating profits reached record levels due primarily to market share gains and more favorable ingredient costs. Our acquisition of a fluid milk business in December, 1995 also contributed to these results.

FLUID MILK AND CULTURED PRODUCTS

The Company markets fluid milk and cultured products, its largest product group, through a family of well-respected regional brands, including Bell, Cream o' Weber, Creamland, Dean's, Gandy's, T.G. Lee, Mayfield, McArthur, Meadow Brook, Price's, Reiter and Verifine. Most of these brands maintain the number one market share in the markets where they are distributed. The Company's 19 fluid milk plants also produce private label products for some of the largest retailers in these markets. Sales for the category increased to $1.4 billion in fiscal 1997.

     Dean Foods is positioning milk as a delicious, refreshing and nutritious beverage through new forms of packaging and improved graphics. Having successfully completed testing of a single-serve plastic bottle shaped like the original glass milk bottle in the Mayfield marketing areas, we are preparing to roll out the package in our other markets in fiscal 1998.

     The strategic acquisition of a Miami, FL fluid milk business in May, 1997 broadened the Company's Florida customer base and will generate significant production and distribution efficiencies in existing operations.

Review of Operations

                                  [PICTURE]

ICE CREAM AND FROZEN DESSERTS

Dean Foods Company markets a complete line of premium, low-fat and non-fat ice cream, fruit sherbet, frozen yogurts, and frozen novelty desserts under its regional brands, including Bell, Creamland, Cream o' Weber, Dean's, Dean's Country Charm, Fieldcrest, Fitzgerald, Gandy's, Mayfield, McArthur, Price's, T.G. Lee, Reiter and Verifine, as well as customer private labels. While industry frozen dessert sales volume declined, Dean sales grew 11% to $261 million in fiscal 1997.

     The successful relaunch of the Company's premium Dean's Country Charm brand was the year's most important accomplishment in the category. Dean's "Really Cool Flavors" advertising campaign propelled the brand to market leadership during the key summer season. Several new product offerings, including fruit sorbet and sorbet bars, and a program to place Dean frozen desserts in school vending machines, also brought exciting new sales opportunities.

     Dean completed a three-year expansion and upgrade of its Belvidere, IL plant in fiscal 1997. The additional capacity allowed it to take on the volume previously produced at the closed Ft. Lauderdale, FL facility.

     In May 1997, the acquisition of Meadows Distributing Company, a major ice cream distributor in the Midwest, was completed. This acquisition not only solidified the Company's position as the premier ice cream company in the important Chicago, IL market, but brought valuable distribution resources for further expansion in the Midwest and beyond.

EXTENDED SHELF LIFE PRODUCTS

The Extended Shelf Life Division processes whipping creams, half and half, aerosol toppings, coffee creamers, flavored milks and lactose-reduced milks nationwide. These products are sold under Dean brands such as Dean Ultra, Dairy Pure, Easy 2% for lactose-reduced milk, Rod's and Guilt Free, as well as numerous private labels. Licensed national brands, including Nestle Quik, Carnation Coffee-Mate liquid non-dairy coffee creamer, Vitamite non-dairy beverage, and Dairy Ease lactose-reduced milk, are also very important to this product group. The Nestle Quik and Carnation Coffee-Mate brands are licensed exclusively in 25 states, while the Vitamite and Dairy Ease brands are licensed nationally.

SALES EXTENDED SHELF LIFE PRODUCTS
(in millions)

93     94   95    96    97

$75  $105  $104  $141 $141

REVIEW OF OPERATIONS

SALES FROZEN AND CANNED VEGETABLES
(in millions)

 93      94      95      96      97

$357    $420    $543    $574    $558

                                  [PICTURE]


     In fiscal 1997 Dean Foods Company divested its Ready Foods plant in Philadelphia, PA and consolidated Ryan Milk and Longlife Dairy Products into Ryan Foods Company. The Company maintains its two production plants in Kentucky and Florida, in which it has invested heavily in recent years. Co-pack partners in Alabama and California facilitate efficient national distribution.

     Despite the discontinuation of production and the related decrease in sales in the Northeast, overall sales of this product group were flat, as sales of Nestle Quik and Carnation Coffee-Mate grew dramatically. The Company also increased its share of the market for private label and regionally branded lactose-reduced milk through new relationships with two major retailers and geographic expansion.

     Some of the exciting opportunities for fiscal 1998 include the licensing of the Nestea brand for refrigerated iced tea in 25 U.S. markets and the Health Source brand of nutriceutical products. The branded and private label extended shelf life fluid products previously produced and marketed by our Rod's Food Products division were also integrated into Ryan Foods' West Coast business. As more customers identify the cost savings associated with longer shelf life dairy products, this division is poised to continue its double-digit sales growth.

VEGETABLES

Dean Foods Vegetable Company is the nation's leading processor of frozen vegetables and the nation's third-leading producer of processed vegetables, including canned and frozen vegetables. The Company markets a full line of vegetables under the Birds Eye, Freshlike and Veg-All brands, along with customer private labels. More and more, customers are recognizing the benefits of using fewer suppliers who can more efficiently satisfy all of their needs. As a leader in managing the processed vegetable category, the Company can offer customers complete consumer information, continuous replenishment programs and combination shipments of branded and private label vegetables.

     Following the closure of five facilities in fiscal 1997, the Company operates 14 plants and three distribution centers serving markets in the U.S., Canada, Japan, Europe, Puerto Rico and Mexico from growing areas in the Pacific Northwest, California, the upper Midwest, New York, Texas and Mexico. The fiscal 1997 consolidation and recent technology upgrades have made Dean a low-cost producer in this product group and contributed greatly to the Vegetable segment's much improved financial performance.

                                                            Review of Operations


                                  [PICTURE]

     Fiscal 1997 sales of $558 million were slightly below last year due to lower private label sales reflecting highly competitive market conditions existing throughout the year. Branded sales, however, remained strong with increased market penetration of the Freshlike line of frozen vegetables, the successful roll out of a line of premium baby vegetables and significant gains in sales of Birds Eye Pasta Secrets and Freshlike Pasta Combos. During the year the Company also updated its line of sauced vegetables, now called Side Orders, with flavor improvements and more convenient packaging.

     The vegetable industry continues to undergo dramatic change, including significant consolidation, an increased emphasis on quick, nutritious meal solutions and explosive growth of fresh prepared vegetables. Dean Foods Vegetable Company is capitalizing on each of these trends.

     During the year, the Company expanded an existing supply arrangement with a major Northwest frozen vegetable supplier. We extended our stir fry, pasta and Easy Recipe lines, all of which provide great tasting meal solutions. In addition, the Company entered the fresh prepared vegetable segment in fiscal 1997 with a four city market test of Birds Eye fresh vegetables processed by a California producer. All of these efforts will help to achieve the Company's long-term vision to be the leading marketer of vegetable-based meal solutions.

PICKLES

Dean Pickle and Specialty Products Company is one of the nation's leading suppliers of pickles, peppers, relishes, olives, sauces, syrup and other specialty food products to major retail and foodservice customers. The Company maintains the leading share of private label retail and foodservice pickle sales in the U.S. We also offer a family of regional brands, including Arnold's, Atkins, Aunt Jane's, Cates, Dailey, Heifetz, Paramount, Pesta, Peter Piper, Rainbo and Roddenbery. Pickles, peppers, relishes and olives are marketed throughout the nation while Bennett's and Hoffman House sauces and Northwoods and Roddenbery syrups have captured strong regional positions.

     This product group's fiscal 1997 performance improved substantially due to the elimination of low margin or non-strategic sales and cost reductions. Sales decreased slightly to $371 million from fiscal 1996 as a result of such sales and product eliminations. The sales decrease was offset partially by product line expansions such as the successful addition of sandwich slices -- pickles sliced lengthwise for snacks and sandwiches -- to the Company's regional brands and most of its private labels during the year.

SALES PICKLES,
RELISHES AND SPECIALTY ITEMS
(in millions)

 93    94    95     96     97

$305  $353  $367   $373   $371

Review of Operations

16

SALES POWDERED PRODUCTS
(in millions)

 93      94      95      96      97

$88     $100    $110    $129    $153


                                  [PICTURE]


SALES SAUCES, PUDDINGS
AND DIPS
(in millions)

 93      94      95      96      97

$66     $69     $74     $100    $122

     Consistent with the Company's overall strategy to provide healthy, on-the-go products, the Company introduced new labels emphasizing the benefits of naturally calorie-free, fat-free pickles. New, more convenient packaging was introduced in foodservice markets, which continue to show increased pickle and pepper sales.

      Weather remains a significant factor in the pickle business. To reduce crop risk, Dean continues to diversify its growing areas and take advantage of its eight strategically located processing plants. We have also extended the growing season and increased productivity through a combination of cost reductions and carefully targeted investments. In fiscal 1997 the Company installed new technology at its Michigan, Colorado and North Carolina plants to reduce labor costs and increase production yields. The consolidation and upgrade of our information systems also contributed to lower inventory costs and improved customer response.

SPECIALTY

The Specialty segment of Dean Foods Company continued to show substantial growth in fiscal 1997 through both acquisition and internal growth. This diverse segment includes non-dairy coffee creamers and other powdered products, dressings and snack dips, aseptic sauces and puddings and the Company's transportation division. Sales grew nearly 18% to $302 million and segment earnings also achieved record levels.

     Dean Foods is North America's leading producer and marketer of a wide variety of private label, non-dairy coffee creamers sold to the retail, foodservice, export, industrial, vending and office coffee service markets. Our product mix ranges from fat-free to premium non-dairy creamers that can be whipped and used as whipping cream.

     Non-dairy creamer sales have doubled over the past six years. Much of this growth has come in the bulk industrial segment in which the Company has developed unique offerings for customer applications from cappuccino products to cake mixes. With the increasing popularity of coffee drinking in general, retail and foodservice sales have also registered substantial gains, as have export sales to our markets in Canada,

Review of Operations

                                  [PICTURE]


Central and South America, Eastern Europe and the Pacific Rim. A new dryer at the Company's Wayland, MI plant is scheduled to come on line in fiscal 1998 to accommodate this growth.

     The Company's U.K. affiliate, E.B.I. Foods, continued to expand sales of its dry ingredient blends to industrial customers throughout Europe, as well as the Middle East, Far East and Africa. E.B.I. completed the move to its new production facility in Abingdon, England, which will provide the needed capacity for its aggressive growth plans.

     At the beginning of fiscal 1998, the Company completed the acquisition of the Marie's business. The Marie's product line includes not only its well-known refrigerated salad dressings, but also vegetable dips, salsas and fruit glazes. Marie's gives the Company its first significant presence in the fast-growing produce department of the supermarket. We have already begun to pursue opportunities to leverage the Marie's brand with the Company's Birds Eye lines of vegetable dips and fresh vegetables.

     In the wake of Dean's fiscal 1996 acquisition of Rod's Food Products in City of Industry, CA, the Company has strengthened its position as the national leader in refrigerated snack dips sold in the dairy aisle under the Dean's, Rod's and Imo labels. Rod's sales of salad dressings to foodservice distributors and aerosol whipped toppings to the retail channel in the Western United States also enjoyed continued growth.

     The Company's Amboy Specialty Division is one of the nation's largest aseptic producers of shelf-stable cheese sauces and pudding products for foodservice and food manufacturing customers coast to coast. Fiscal 1997 sales grew slightly compared to the year-earlier period despite the decision by the Company's largest pudding customer to pull out of the market. This loss was offset by increased foodservice cheese sauce sales.

     DFC Transportation Company operates one of the nation's largest and most efficient temperature-controlled, less-than-truckload transportation and logistics services. Supporting Dean Foods Company and other well-known food and consumer products firms, DFC Transportation helps its customers consolidate dry, refrigerated and frozen shipments and distributes them throughout the U.S., Canada and Mexico. By helping minimize shipping and inventory carrying costs, DFC Transportation enhances the cost-competitiveness and the value of Dean Foods Company's entire product line, powerfully assisting market development.


SALES DFC
TRANSPORTATION
(in millions)

 93      94      95      96      97

$21     $20     $23     $27     $27

Dean Foods Company and Subsidiaries


FINANCIAL REVIEW

The financial review should be read in conjunction with the letter to shareholders, the operations review of the Company's business segments, the consolidated financial statements and the notes related thereto contained in this annual report.

 87     88     89     90     91     92     93     94     95     96     97

$115   $130   $156   $183   $198   $184   $198   $93    $215   $186   $208

WORKING CAPITAL
(in millions of dollars)


 87     88     89     90     91     92     93     94     95     96     97

19.1%  17.3%  23.8%  29.5%  27.1%  27.0%  24.4%  33.6%  31.2%  39.1%  28.7%

TOTAL DEBT TO TOTAL CAPITAL
(in percent)


 87     88     89     90     91     92     93     94     95     96     97

$0.32  $0.36  $0.40  $0.44  $0.49  $0.56  $0.60  $0.64  $0.68  $0.72  $0.76

DIVIDENDS PER SHARE
(in dollars)


 87     88     89     90     91     92     93     94     95     96     97

$236   $266   $293   $363   $417   $430   $476   $525   $585   $508   $568

SHAREHOLDERS' EQUITY
(in millions of dollars)


 87     88     89     90     91     92     93     94     95     96     97

$42    $39    $56    $68    $73    $78    $75    $81    $83    $90    $71

CAPITAL EXPENDITURES
(in millions of dollars)

                                             Dean Foods Company and Subsidiaries

FINANCIAL REVIEW

STRATEGIC DIRECTION

The Company's primary objective is the maximization of shareholder value through dividend growth and long-term stock appreciation. During fiscal 1997, the Company remained focused on this objective by continuing with the strategic direction plan adopted in fiscal 1996. This plan was the result of a comprehensive review undertaken during fiscal 1996 of all of the Company's businesses, markets and products, with the underlying purpose to improve profitability and enhance shareholder value.

     In May 1996, the Company announced a pre-tax special charge to earnings of $150.0 million ($97.7 million after-tax, or $2.44 per share) related to the adoption of the strategic plan. Although savings are not being realized as soon as originally planned, long-term annual savings estimates are exceeding initial expectations. The annual post-execution, pre-tax savings of the plan are expected to be slightly more than the $21 million original estimate. Additional strategies to reduce operating costs and improve marketing/trade promotion effectiveness are expected to produce additional pre-tax savings of more than $30 million annually by the year 2002, also higher than originally forecasted. Net benefits recognized from the plan and the additional strategies in fiscal 1997 were approximately $13 million. Additional information relative to the key elements of the strategic direction plan and the related special charge is contained in Note 2 to the consolidated financial statements.

FINANCIAL OBJECTIVES AND STRATEGIES

Among the financial objectives and strategies employed by the Company are:

SOUND WORKING CAPITAL MANAGEMENT

The Company employs various procedures to monitor and control the quality and levels of current assets and liabilities, using short-term borrowings primarily to meet seasonal crop-related cash requirements. During the last three fiscal years, the Company has also utilized short-term borrowings under bank lines of credit to acquire businesses. In June 1995, short-term borrowings used to finance business acquisitions were refinanced, as further discussed in Note 4 to the consolidated financial statements.

CAPITAL INVESTMENTS

The Company's goal is to maintain and improve the productivity of its assets, making those capital investments which offer returns to the Company greater than its weighted average cost of capital.

PRUDENT USE OF DEBT

The Company maintains debt levels considered prudent based upon its cash flows and financial ratios. The long-term debt market has been used primarily to fund acquisitions and major capital expenditures. Based upon the Company's total debt to total capitalization ratio at year-end fiscal 1997 of 28.7%, the Company believes it has sufficient debt capacity to fund future growth.

FINANCIAL RISK MANAGEMENT

The Company's primary financial risk is interest rate exposure, which is managed through a mix of fixed and floating rate debt. Foreign currency risk is not significant. The Company's policies and controls preclude leveraged or structured derivatives and financial derivatives for speculative purposes.

DIVIDEND POLICY

The Company paid quarterly dividends of $.19 per share in fiscal 1997, up from $.18 per share in fiscal 1996 and $.17 per share in fiscal 1995. On July 25, 1997, the Company raised the quarterly dividend rate 5.3% to $.20 per share, the Company's twenty-fifth increase since 1974.

STOCK REPURCHASE

No shares were purchased during the last three fiscal years, as funds generated from operations were used in connection with the acquisitions of businesses. At May 25, 1997, the Company has authorization to repurchase up to 1.7 million shares of the Company's common stock.

Dean Foods Company and Subsidiaries

FINANCIAL REVIEW

FINANCIAL CONDITION
CAPITAL RESOURCES AND LIQUIDITY

The Company's operating cash and capital expenditure requirements have historically been met through funds generated internally from assets employed.

     Working capital at May 25, 1997 was $208.0 million, an increase of $22.1 million over the prior year. The Company's current ratio was 1.59 compared to
1.47 at the end of fiscal 1996. The increase in working capital was largely due to an $89 million reduction in short-term borrowings which was partially offset by decreases in inventory and deferred tax assets and an increase in income taxes payable. Cash and temporary cash investments at May 25, 1997 was $4.4 million, a decrease of $6.0 million from last year-end. Inventories decreased $13.0 million reflecting the lower quantity of inventories in the Vegetables and Pickles segments. Dairy inventory turnover is at a high rate, whereas inventories of the Vegetables, Pickles and Specialty segments generally have lower turnover rates. Crop-related Vegetable and Pickle inventory levels may vary from year to year. A large portion of the Vegetables, Pickles and Specialty inventories are valued on the LIFO inventory valuation method, which enhances the Company's cash flow.

     Crop-related requirements are funded under the Company's short-term bilateral bank lines of credit or its bank revolving credit agreement. During fiscal 1997, the lines of credit and revolving credit agreement were also the source of funds for business acquisitions. The short-term borrowings outstanding at the end of fiscal 1997 were $3.0 million, whereas the borrowings outstanding at the end of fiscal 1996 were $92.0 million.

     Net property, plant and equipment at May 25, 1997 was relatively unchanged from a year ago as capital expenditures made during the year were offset by depreciation expense. Major capital expenditures during fiscal 1997 were primarily for plant expansions required to process increased production volumes and new products.

     The Company's long-term objective is to provide a mix of debt and equity that will provide sufficient flexibility for growth. During fiscal 1997, the Company restated and amended its existing $300 million revolving credit facility extending the maturity to the year 2002. There were no short-term borrowings outstanding under this facility as of May 25, 1997. In June 1995, the Company issued $100 million ten-year senior notes. Long-term obligations at May 25, 1997 were $211.9 million, a decrease of $9.7 million from last year-end. The Company's total debt to total capital at May 25, 1997 was 28.7% compared to 39.1% a year ago. The Company is in compliance with the covenants and restrictions under its debt agreements, the most restrictive of which are discussed in Note 4 to the consolidated financial statements.

     Shareholders' equity at May 25, 1997 was $567.7 million, an increase of $60.0 million from last year-end, reflecting fiscal 1997 earnings less dividends paid to shareholders. The treasury stock held at May 25, 1997 is available for use in future acquisitions, for stock options or for other general business purposes.

CASH FLOWS

The change in cash for fiscal 1997 was a negative $6.0 million, whereas cash increased by $5.6 million during fiscal 1996. Particulars of the Company's cash flow activities are as follows:

     Operating Activities - Cash provided from operations for fiscal
1997 was $201.8 million compared to $129.2 million and $128.1 million for fiscal years 1996 and 1995, respectively. The increase in cash provided in fiscal 1997 was principally due to operating efficiencies resulting, in part, from the 1996 strategic direction plan and improved working capital management.

     Investing Activities - Net cash used in the Company's investing activities in fiscal 1997 was reduced to $82.2 million from $153.8 million and $115.4 million in fiscal years 1996 and 1995, respectively. Both capital expenditures and business acquisitions, the Company's principal investing activities, were lower than in the two prior years as the Company increased its focus on asset management in fiscal 1997. Capital expenditures for 1997 were $70.7 million compared with $89.8 million and $83.3 million in fiscal years 1996 and 1995, respectively. Capital expenditures for fiscal 1998 are expected to be significantly higher than fiscal 1997 spending due to capital projects related to continued plant expansion and new products, primarily related to the Dairy

                                             Dean Foods Company and Subsidiaries

segment's small bottle initiative. The 1998 expenditures are expected to be funded from internal sources and available borrowing capacity. The Company used $16.3 million in fiscal 1997 to acquire businesses, historically an important aspect of the Company's growth. During the three years ended May 25, 1997, a total of $117.7 million was spent to acquire businesses which are discussed in
Note 3 to the consolidated financial statements.

     On May 27, 1997, the Company acquired the Marie's salad dressing and dips business for cash consideration. The acquisition was funded through short-term borrowing.

     Financing Activities - Net cash used in financing activities during fiscal 1997 was $125.6 million compared to net cash provided of $30.2 million in fiscal 1996 and net cash used of $18.8 million in fiscal 1995. The net repayment of $89.0 million of short-term borrowings in fiscal 1997 versus the net issuance of short-term notes payable in fiscal 1996 is the principal reason for the fluctuation in net financing activities between years. Short-term borrowings outstanding at fiscal year-end 1997 and 1996 were $3.0 million and $92.0 million, respectively. Cash dividends paid were $30.1 million during fiscal 1997, compared to $28.5 million and $26.7 million during fiscal years 1996 and 1995, respectively.

RESULTS OF OPERATIONS

Net sales increased 7.3% to $3.0 billion in fiscal 1997, from $2.8 billion in fiscal 1996. An improved sales mix and business acquisitions were the primary contributing factors in the fiscal 1997 increase. Fiscal 1996 net sales increased 7.0% over fiscal 1995 sales of $2.6 billion. All of the Company's business segments recorded increased sales in fiscal 1996 as unit sales volumes exceeded the prior year.

     Earnings for fiscal 1997 increased over fiscal 1996 with net income of $86.7 million or $2.16 per share compared with a net loss of $49.7 million, or $1.24 per share, in the prior year. Fiscal 1996 results included a pre-tax charge to earnings of $150.0 million ($97.7 million after-tax, or $2.44 per share) related to the adoption of a strategic plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. Absent the fiscal 1996 special charge, fiscal 1997 operating earnings increased by 58% over the prior year. Each of the Company's business segments reported increased earnings during fiscal 1997. The Company's return on invested capital increased to 12.7% in fiscal 1997 from 6.9% (pre-special charge) in fiscal 1996. Fiscal 1995 net income was $80.1 million, or $2.01 per share. Fiscal 1995 earnings benefited from improved earnings of Vegetables and Pickles operations.

     The strategic plan adopted in fiscal 1996 included the planned elimination of more than 800 manufacturing and administrative positions and the disposition or closure of 13 manufacturing facilities. As of May 25, 1997, the Company had disposed of or closed 11 manufacturing facilities and eliminated approximately 700 positions. Further discussion of the charge and remaining reserve appears in Note 2 to the consolidated financial statements.

     The pre-tax impact of the special charge on the Company's fiscal 1996 operating earnings (loss) by business segment is summarized below:


                           Operating                     Operating Earnings
     (In thousands)  Earnings (Loss)  Special Charge  before Special Charge
     Dairy                 $ (2,644)        $ 76,694              $ 74,050
     Vegetables             (41,837)          47,561                 5,724
     Pickles                 10,299           13,704                24,003
     Specialty               25,737              999                26,736
     Corporate              (33,985)          11,042               (22,943)
     Consolidated          $(42,430)        $150,000              $107,570


BUSINESS SEGMENTS

The Company is a diversified food processor and distributor engaged in four business segments. The Company is the country's largest processor of fluid milk products serving various regional markets, with some products distributed nationwide and to Mexico. Dairy is the Company's largest segment, accounting for 59% of total fiscal 1997 sales. The Vegetables segment, which includes frozen and canned vegetables, is the Company's second largest segment accounting for 18% of total fiscal 1997 sales. Pickles and Specialty products are the remaining two segments accounting for 12% and 11% of total sales, respectively. Vegetables, Pickles and Specialty products are sold in regional markets and nationally, with certain products sold internationally. The Company is a large user of certain agricultural related commodities, the prices for which can vary greatly. The competitive conditions and relatively low

Dean Foods Company and Subsidiaries

FINANCIAL REVIEW

profit margins in the food industry necessitate timely adjustment of the Company's pricing to reflect changes in commodity pricing as well as changes in other production and distribution related costs. Segment operating earnings represent total sales less operating expenses with the following items not deducted: general corporate expense, interest expense and federal and state income taxes. The following discussions of segment earnings exclude the impact of the fiscal 1996 special charge.

     Dairy - Dairy sales for fiscal 1997 increased 11%, primarily the result of increased selling prices which reflected the pass-through of higher raw milk costs during the year and increased sales related to new customers. Overall, Dairy volume was up 2% as a 5% increase in fluid milk volume was offset by a slight decrease in ice cream volume, and a decline resulting from the sale of an extended shelf life plant. Sales for fiscal year 1996 were 6% greater than fiscal 1995 as a result of increased unit sales volumes and higher raw milk costs than those prevailing during fiscal 1995.

     Raw milk costs peaked at record levels in the second quarter of fiscal 1997, then declined sharply during the third quarter and rose during the last quarter of fiscal 1997 to a level comparable to last year-end. Early indications are that raw milk costs will be lower during the first quarter and rise during the second quarter of fiscal 1998; however, available milk supplies are expected to be adequate for the Company's operations. Prices for resin used in dairy containers were slightly higher in fiscal 1997 compared to fiscal 1996; whereas, fiscal 1996 resin prices were lower compared to those in fiscal 1995. Indications are that prices for resin in fiscal 1998 are expected to be slightly higher than fiscal 1997 prices.

     Fiscal 1997 Dairy operating earnings of $103.8 million reflect a 40% increase over the same period last year. Performance improved in each of the fluid milk, ice cream and extended shelf life operations as a result of higher sales and improved operating efficiencies. Fiscal 1996 operating earnings declined 4% from fiscal 1995 principally the result of competitive conditions in certain markets and increased advertising costs associated with the introduction of new products and packaging.

     Vegetables - Sales of $557.8 million for fiscal 1997 were down approximately 3% from sales of $573.8 million in the prior year, primarily due to lower private label sales. Sales for fiscal 1996 increased 6% over fiscal 1995, principally as a result of sales of acquired companies, as selling prices were depressed throughout the year.

     Fiscal 1997 Vegetable operating earnings of $31.4 million represented a significant improvement from the operating income of $5.7 million reported in fiscal 1996. The improved results were principally because of favorable manufacturing variances resulting from improved procurement and increased operating efficiencies, lower warehousing costs and reduced operating expenses, all of which offset the lower sales volume in fiscal 1997. Fiscal 1996 operating earnings declined $39.0 million from fiscal 1995 principally the result of weather-related higher costs associated with the poor 1995 Midwest harvest, industry-wide excess inventory levels and highly competitive market conditions that prevailed throughout fiscal 1996, both on frozen and canned vegetables.

     Pickles - Sales in fiscal 1997 of $370.8 million were slightly lower in relation to fiscal 1996 sales of $373.2 million primarily due to a shift in customer sales mix which focused on eliminating the sales of unprofitable or non-strategic customers and products. Fiscal 1996 sales increased 2% over fiscal 1995 principally as a result of sales of a business acquired mid-year in fiscal 1996 which offset competitive pressures on selling prices.

     Operating earnings of $36.0 million in fiscal 1997 increased from $24.0 million in fiscal 1996, primarily due to more effective procurement, increased operating efficiencies and improved promotional activities management. Fiscal 1996 earnings declined $6.4 million from fiscal 1995 earnings as a result of a poor Southeast cucumber harvest with resulting higher processing costs and the necessity to source cucumber requirements from higher cost growing areas.

     Specialty - Sales for fiscal 1997 increased nearly 18% to $301.9 million from $256.0 million in fiscal 1996. The increase is primarily due to the full-year inclusion of sales generated by a mid-fiscal 1996 acquisition and the increased sales volume of the segment's non-dairy creamer products. Sales of the business acquired during fiscal 1996 and increased unit sales volumes resulted in fiscal 1996 sales exceeding fiscal 1995 sales by 24%.

                                             Dean Foods Company and Subsidiaries

     Fiscal 1997 operating earnings of $36.7 million increased 37% over earnings of $26.7 million in fiscal 1996. The improvement in operating earnings is attributable to the higher sales of powdered products and the full-year earnings of the mid-fiscal 1996 acquisition. The earnings of the same mid-fiscal 1996 acquisition and strong unit sales increases did not offset lower margins in fiscal 1996, which resulted in a 2% decrease from fiscal 1995 operating earnings.

CORPORATE

Corporate expenses increased in fiscal 1997 over fiscal 1996 principally the result of increased compensation and stock plan accruals reflecting improved 1997 results, as well as increased pension and other expenses related to 1997 management changes. Excluding the impact of the special charge, fiscal 1996 Corporate expense approximated fiscal 1995 Corporate expense.

INTEREST EXPENSE

Fiscal 1997 interest expense decreased $3.0 million, or 11%, principally as a result of decreased debt service on short-term borrowings. The Company's Credit Agreement and committed lines-of-credit had lower average borrowings at lower weighted average interest rates during fiscal 1997 in comparison to fiscal 1996. Interest expense in fiscal 1996 increased 27% over fiscal 1995, the result of increased borrowings related to businesses acquired late in fiscal 1995 and during fiscal 1996.

INCOME TAXES

The Company recognized an effective tax rate of 40.5% for fiscal 1997 versus an effective rate of 28.4% for fiscal 1996 which reflected the fiscal 1996 net loss and the impact of the special charge to earnings. The effective rate for fiscal 1995 was 41.3%. Explanations of the differences from statutory rates are explained in Note 8 to the consolidated financial statements.

ENVIRONMENTAL MATTERS

On July 10, 1996, a subsidiary of the Company was fined approximately $4.0 million in a lawsuit filed by the United States of America in the United States District Court for the Middle District of Pennsylvania alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company has appealed the lower court ruling on the grounds that the fine should be substantially reduced. If the Company's efforts in this regard are unsuccessful, the fine would be covered by existing reserves. The Company continues to give attention to the impact of its operations on the environment and compliance with current federal, state and local regulations relating to the protection of the environment. The Company's fiscal 1996 special charge to earnings included a provision covering the estimated potential environmental cleanup costs associated with the closure of certain manufacturing facilities.

NEW ACCOUNTING STANDARD

In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." This new standard requires dual presentation of basic and diluted earnings per share
(EPS) on the face of the consolidated income statement and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. Adoption of SFAS No. 128 is required in fiscal 1998. The Company's current EPS calculation conforms to basic EPS. The Company does not expect the adoption of SFAS No. 128 to have a material impact on EPS since potential common shares in the form of stock options are not materially dilutive.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report are forward looking as defined by the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of the Report. These risks include, but are not limited to, adverse weather conditions resulting in poor harvest conditions, raw milk and resin costs, interest rate fluctuations, competitive pricing pressures, marketing and cost-management programs and shifts in market demand.

Dean Foods Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS


May 25, 1997 and May 26, 1996 (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                        1997        1996
-------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and temporary cash investments                                                                     $    4,386  $   10,399
-------------------------------------------------------------------------------------------------------------------------------
Accounts and notes receivable, less allowance for doubtful accounts of $3,585 and $3,201, respectively     210,528     188,222
-------------------------------------------------------------------------------------------------------------------------------
Inventories                                                                                                265,691     278,731
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                                         32,390      58,497
-------------------------------------------------------------------------------------------------------------------------------
Income tax refund receivable                                                                                     -       7,244
-------------------------------------------------------------------------------------------------------------------------------
Other                                                                                                       49,138      41,306
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                       562,133     584,399
-------------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
Land                                                                                                        31,127      30,745
-------------------------------------------------------------------------------------------------------------------------------
Buildings and improvements                                                                                 279,632     262,402
-------------------------------------------------------------------------------------------------------------------------------
Machinery and equipment                                                                                    650,012     602,138
-------------------------------------------------------------------------------------------------------------------------------
Transportation equipment                                                                                    52,532      54,735
-------------------------------------------------------------------------------------------------------------------------------
Construction in progress                                                                                    36,225      43,806
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1,049,528     993,826
-------------------------------------------------------------------------------------------------------------------------------
Less - Accumulated depreciation                                                                            522,355     468,159
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PROPERTIES, NET                                                                                      527,173     525,667
-------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Goodwill, net of amortization of $8,147 and $6,798, respectively                                            84,066      69,253
-------------------------------------------------------------------------------------------------------------------------------
Other intangible assets, net of amortization of $3,833 and $3,153, respectively                             25,846      26,635
-------------------------------------------------------------------------------------------------------------------------------
Other                                                                                                       18,140      16,286
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                                         128,052     112,174
-------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                            $1,217,358  $1,222,240
-------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries


(In thousands)
-----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                1997         1996
-----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Notes payable to banks                                                        $    3,000   $   92,000
-----------------------------------------------------------------------------------------------------
Current installments of long-term obligations                                     13,369       11,855
-----------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                            313,374      287,305
-----------------------------------------------------------------------------------------------------
Dividends payable                                                                  7,738        7,297
-----------------------------------------------------------------------------------------------------
Federal and state income taxes                                                    16,620           --
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                        354,101      398,457
-----------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATIONS                                                            211,926      221,653

DEFERRED LIABILITIES
Deferred income taxes                                                             44,414       61,042
-----------------------------------------------------------------------------------------------------
Other                                                                             39,236       33,396
-----------------------------------------------------------------------------------------------------
TOTAL DEFERRED LIABILITIES                                                        83,650       94,438
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Preferred stock, $1 par value, 10,000,000 shares authorized, none issued              --           --
-----------------------------------------------------------------------------------------------------
Common stock, $1 par value, 80,000,000 shares authorized, 41,544,923 and
 41,395,009 shares issued, respectively                                           41,545       41,395
-----------------------------------------------------------------------------------------------------
Capital in excess of par value                                                    18,073       14,158
-----------------------------------------------------------------------------------------------------
Retained earnings                                                                538,450      482,299
-----------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                                   (218)          11
-----------------------------------------------------------------------------------------------------
Less - Treasury stock, at cost, 1,261,920 and 1,261,990 shares, respectively      30,169       30,171
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                       567,681      507,692
-----------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES                                                --           --
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $1,217,358   $1,222,240
-----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME


For the Three Fiscal Years Ended May 25, 1997 (In thousands)        1997         1996         1995
--------------------------------------------------------------------------------------------------

NET SALES                                                     $3,018,367   $2,814,268   $2,630,182
--------------------------------------------------------------------------------------------------
Costs of products sold                                         2,316,937    2,211,645    2,005,099
--------------------------------------------------------------------------------------------------
Delivery, selling and administrative expenses                    531,351      495,053      467,980
--------------------------------------------------------------------------------------------------
Special charge                                                        --      150,000           --
--------------------------------------------------------------------------------------------------
OPERATING EARNINGS (LOSS)                                        170,079      (42,430)     157,103
--------------------------------------------------------------------------------------------------
Interest expense                                                 (25,340)     (28,349)     (22,397)
--------------------------------------------------------------------------------------------------
Interest income                                                      984        1,384        1,682
--------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                145,723      (69,395)     136,388
--------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                              59,019      (19,707)      56,329
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                                $   86,704   $  (49,688)  $   80,059
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE                                   $     2.16   $    (1.24)  $     2.01
--------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                             Dean Foods Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


For the Three Fiscal Years Ended May 25, 1997 (In thousands)
                                                              Common   Common  Capital in               Cumulative
                                                               Stock    Stock   Excess of    Retained  Translation   Treasury
                                                              Shares    Value   Par Value    Earnings   Adjustment      Stock
BALANCE MAY 29, 1994                                          39,789  $41,050    $  5,911   $507,981        $  --   $(30,168)
Net income                                                        --       --          --     80,059           --         --
Issuance of common stock                                         145      145       3,902         --           --         --
Exercise of stock options                                        144      144       2,892         --           --         --
Purchase of treasury stock                                        --       --          --         --           --         (3)
Cash dividends declared, $.68 per share                           --       --          --    (27,159)          --         --
Cumulative translation adjustment                                 --       --          --         --         (228)        --
BALANCE MAY 28, 1995                                          40,078   41,339      12,705    560,881         (228)   (30,171)
Net loss                                                          --       --          --    (49,688)          --         --
Issuance of common stock                                          47       47       1,275         --           --         --
Exercise of stock options                                          9        9         178         --           --         --
Cash dividends declared, $.72 per share                           --       --          --    (28,894)          --         --
Cumulative translation adjustment                                 --       --          --         --          239         --
BALANCE MAY 26, 1996                                          40,134   41,395      14,158    482,299           11    (30,171)
Net income                                                        --       --          --     86,704           --         --
Issuance of common stock                                         120      120       3,222         --           --         --
Exercise of stock options                                         30       30         692         --           --         --
Issuance of treasury shares                                       --       --           1         --           --          2
Cash dividends declared, $.76 per share                           --       --          --    (30,553)          --         --
Cumulative translation adjustment                                 --       --          --         --         (229)        --
BALANCE MAY 25, 1997                                          40,284  $41,545     $18,073   $538,450        $(218)  $(30,169)


See accompanying notes to consolidated financial statements.

Dean Foods Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Three Fiscal Years Ended May 25, 1997 (In thousands)                          1997        1996       1995
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS
Net income (loss)                                                                 $ 86,704   $ (49,688)  $ 80,059
------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to net cash provided from operations:
------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization                                                     74,063      77,048     70,027
------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                                             15,822     (44,005)     6,641
------------------------------------------------------------------------------------------------------------------
  Other long-term deferred liabilities                                               5,243       6,143      1,757
------------------------------------------------------------------------------------------------------------------
  Special charge                                                                        --     150,000         --
------------------------------------------------------------------------------------------------------------------
  (Increase) decrease in working capital items, net of acquisitions:
------------------------------------------------------------------------------------------------------------------
     Accounts and notes receivable                                                 (17,295)     (4,172)   (11,591)
------------------------------------------------------------------------------------------------------------------
     Inventories and other current assets                                           16,431      10,669    (35,217)
------------------------------------------------------------------------------------------------------------------
     Accounts payable and accrued expenses                                          12,558      (6,877)    20,635
------------------------------------------------------------------------------------------------------------------
     Federal and state income taxes                                                  9,044      (7,478)     2,770
------------------------------------------------------------------------------------------------------------------
  Other                                                                               (733)     (2,405)    (7,012)
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATIONS                                                  201,837     129,235    128,069
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                               (70,674)    (89,799)   (83,280)
------------------------------------------------------------------------------------------------------------------
Proceeds from dispositions of property, plant and equipment                          2,794         621      3,153
------------------------------------------------------------------------------------------------------------------
Acquisitions of businesses, net of cash acquired                                   (16,332)    (66,053)   (35,273)
------------------------------------------------------------------------------------------------------------------
Proceeds from businesses divested                                                    2,000       1,399         --
------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                              (82,212)   (153,832)  (115,400)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term obligations                                                    8,200       9,799    100,861
------------------------------------------------------------------------------------------------------------------
Repayment of long-term obligations                                                 (14,130)    (12,056)    (7,218)
------------------------------------------------------------------------------------------------------------------
Issuance (repayment) of notes payable to banks, net                                (89,000)     63,000    (93,000)
------------------------------------------------------------------------------------------------------------------
Unexpended industrial revenue bond proceeds                                         (4,662)     (3,608)       211
------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                                (30,113)    (28,474)   (26,744)
------------------------------------------------------------------------------------------------------------------
Issuance of common stock                                                             4,064       1,509      7,083
------------------------------------------------------------------------------------------------------------------
Issuance (purchase) of treasury stock                                                    3          --         (3)
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               (125,638)     30,170    (18,810)
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                          (6,013)      5,573     (6,141)
------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments - beginning of year                             10,399       4,826     10,967
------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS - END OF YEAR                                 $  4,386   $  10,399   $  4,826
------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                             Dean Foods Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollar amounts in thousands unless otherwise noted

1. NATURE OF THE BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Nature of Business - Dean Foods Company and its subsidiaries ("the Company") are engaged in the processing, distribution and sales of dairy, vegetable, pickle and other specialty food products. The Company operates in four business segments. The Company's principal products in the Dairy segment are fluid milk and cultured products, ice cream and extended shelf life products. In the Vegetables segment, the Company processes and sells frozen and canned vegetables. The Pickles segment's principal products are pickles, relishes and related items. Specialty segment products include powdered products, refrigerated salad dressings, sauces, puddings and dips, as well as the operations of the Company's transportation subsidiary.

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

     Reclassifications - Certain previously reported amounts have been reclassified to conform with year-end 1997 presentations.

     Definition of Fiscal Year - The Company's fiscal year ends on the last Sunday in May. There were 52 weeks in each of the three fiscal years ended May 1997.

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

     Long-Lived Assets - The Company continually reviews intangible assets and property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of the undiscounted future cash flows or, in the case of goodwill, undiscounted operating earnings, over the remaining life of the asset is compared to the carrying amount to determine whether an impairment exists. Based upon its most recent analysis, the Company believes that no material impairment of long-lived assets existed at May 25, 1997.

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

     Stock-Based Compensation - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to measure compensation cost using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Dean Foods Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SPECIAL CHARGE

In May 1996, the Company adopted a plan to reduce costs, rationalize production capacity and provide for projected severance and environmental costs which reduced fiscal 1996 income before taxes, net income and earnings per share by $150.0 million, $97.7 million and $2.44 per share, respectively. The implementation of the plan included the elimination of more than 800 manufacturing and administrative positions and disposition or closure of 13 manufacturing plants.

     As of May 25, 1997, the Company had disposed of or closed 11 manufacturing facilities and eliminated 700 positions. The remaining reserves are anticipated to be used for the payment of obligations related to continued rationalization of production capacity, continuing severance benefits and projected environmental costs.

     The following table presents the composition of the Company's special charge reserve:

                                  1996                Cash            Non-cash          Balance at
(In millions)                  Accrual            Payments             Charges        May 25, 1997
--------------------------------------------------------------------------------------------------
Asset
write-offs/
closure costs                   $ 99.1               $12.1              $ 76.4               $10.6
--------------------------------------------------------------------------------------------------
Intangibles
write-off                         22.8                  --                22.8                  --
--------------------------------------------------------------------------------------------------
Termination
benefits                          10.2                 4.0                 2.2                 4.0
--------------------------------------------------------------------------------------------------
Environmental
and other                         17.9                 3.0                 8.1                 6.8
--------------------------------------------------------------------------------------------------
                                $150.0               $19.1              $109.5               $21.4
--------------------------------------------------------------------------------------------------

     Included in the original $150.0 million charge were costs associated with the write-down to net realizable value of assets. In fiscal 1996, $101.0 million of non-cash charges were recorded, including $73.6 million of asset write-offs and $22.8 million of intangible write-offs.

     Of the remaining $21.4 million special charge reserve balance, $7.7 million is classified as Other Deferred Liabilities in the Consolidated Balance Sheet.

3. BUSINESS ACQUISITIONS

During fiscal 1997, the company acquired a Dairy operation and a Dairy distributor, each for cash consideration. During fiscal 1996, the Company acquired one operation in each of the Vegetables, Pickles and Specialty segments for cash consideration. During fiscal 1995, the Company acquired a Dairy operation and a Vegetables operation also for cash consideration. Each of these acquisitions were accounted for as purchases and their results of operations are included in the consolidated financial statements from their respective dates of acquisition. The pro forma impact as if these acquisitions had taken place at the beginning of the fiscal year prior to acquisition is not significant.

     On May 27, 1997, the Company acquired the Marie's salad dressing and dips business for cash consideration.

4. BORROWING ARRANGEMENTS

Long-term obligations, less installments due within one year, are summarized below:

                                                        1997                          1996
-------------------------------------------------------------------------------------------
Senior note, 6.75%,
  maturing in 2005                                    $ 99,192                    $ 99,091
-------------------------------------------------------------------------------------------
Installment note, 9.64%,
  maturing in equal
  amounts of $6,500
  through 2005                                          52,000                      58,500
-------------------------------------------------------------------------------------------
Installment note, 10.1%,
  maturing in equal
  amounts of $3,500
  through 2004                                          24,500                      28,000
-------------------------------------------------------------------------------------------
Industrial revenue bonds,
  maturing in varying
  amounts through 2021:
  Fixed rate, (7.4% to 8.0%;
    average 7.43%)                                       2,238                       4,208
-------------------------------------------------------------------------------------------
  Floating rate, (3.8% to
    4.15%; average 4.04%)                               36,025                      31,136
-------------------------------------------------------------------------------------------
Capitalized lease obligations,
  4.9% to 9.75%, maturing
  in various installments
  through 2011                                           9,151                       9,472
-------------------------------------------------------------------------------------------
Other obligations, maturing
  in varying amounts
  through 2004, (6.0% to
  10.0%; average 4.89%)                                  2,189                       3,101
-------------------------------------------------------------------------------------------
                                                       225,295                     233,508
-------------------------------------------------------------------------------------------
Less: Installments due
  within one year                                       13,369                      11,855
-------------------------------------------------------------------------------------------
Total long-term obligations                           $211,926                    $221,653
-------------------------------------------------------------------------------------------

                                             Dean Foods Company and Subsidiaries

     In fiscal 1997, the Company amended and restated its existing $300 million revolving Credit Agreement. The amended agreement matures in 2002. The borrowings under the Credit Agreement are unsecured and the Company pays a facility fee of 0.07%. Borrowings under the Credit Agreement bear interest, at the Company's option, at either fixed or variable rates linked to the Company's overall public debt credit rating. During fiscal 1997, the maximum borrowings under the Credit Agreement were $100.0 million; average borrowings were $55.6 million at a weighted average interest rate of 5.6%. At May 25, 1997, there were no direct borrowings outstanding under this facility.

     The Company has $60.0 million committed short-term lines of credit available for borrowing needs. Lending banks are compensated on a fee basis of 1/8 of 1% of the credit line. During 1997, maximum borrowings under the Company's committed and uncommitted lines of credit were $66.0 million; average borrowings for the year were $24.3 million at a weighted average interest rate of 5.6%. At May 25, 1997, the Company had $3.0 million outstanding from uncommitted short-term lines of credit.

     In June 1995, the Company issued $100 million of 6.75% Notes due 2005. The net proceeds were used to repay $50 million in long-term obligations and $50 million in short-term borrowings, which were outstanding under the Credit Agreements at May 28, 1995.

     At May 25, 1997, the most restrictive provisions of the Company's borrowing arrangements were as follows: tangible net worth of at least $175 million, working capital of at least $60 million, and a current ratio of at least 1.25 were required to be maintained; approximately $51 million of retained earnings was unrestricted for the payment of cash dividends and repurchase of common stock; and the Company could not incur total long-term debt in excess of 55% of total capitalization.

     Maturities of long-term obligations during each of the years 1999 through 2002 are $11,080, $12,900, $13,262 and $10,239, respectively.

     Certain land, buildings and machinery and equipment having a net carrying value of approximately $21 million were mortgaged or otherwise encumbered against long-term debt of $11 million at May 25, 1997.

     The fair value of the Company's long-term debt was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At May 25, 1997 and May 26, 1996 the fair value of long-term debt is estimated to be $231.3 million and $235.8 million, respectively.

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

6. STOCK PLANS

A summary of stock option activity for the Company's stock option plans follows:

                                                  Number             Average
                                               of Shares        Option Price
                                            Under Option           Per Share
Options outstanding
  at May 29, 1994                             1,040,030               $26.87
Changes during
  the year:
     Granted                                    251,105                29.87
     Terminated                                 (52,392)               28.74
     Exercised                                 (165,941)               22.94
Options outstanding
  at May 28, 1995                             1,072,802                28.09
Changes during
  the year:
     Granted                                    313,564                28.08
     Terminated                                 (18,222)               29.04
     Exercised                                  (17,380)               24.87
Options outstanding
  at May 26, 1996                             1,350,764                28.12
Changes during
  the year:
     Granted                                    779,570                26.28
     Terminated                                (114,329)               27.94
     Exercised                                 (123,211)               26.94
Options outstanding
  at May 25, 1997                             1,892,794               $27.45
Exercisable at end
  of year                                       880,533               $28.03
Available for grants:
  Beginning of year                           1,381,444
  End of year                                   697,969

Dean Foods Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 3,315,000 shares of the Company's common stock. Of these shares, a maximum of 115,000 may be granted to non-employee directors. A total of 91,500 shares have been granted to non-employee directors. A total of 243,788 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to the aggregate increase in the market value of the common stock since the date of grant. Options terminate ten years after date of grant.

     The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program). Key employees elected to receive 29,858 and 47,131 shares under the Stock Bonus Awards Program which related to bonuses in fiscal 1997 and 1996, respectively.

     The Company adopted the disclosure-only provision under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as of May 25, 1997, while continuing to measure compensation cost under APB Opinion No. 25, "Accounting for Stock Issued to Employees." If the accounting provisions of the Statement had been adopted as of the beginning of fiscal 1996, the effect on net earnings for 1997 and 1996 would have been immaterial.

7. INVENTORIES

  At May 25, 1997 and May 26, 1996, inventories comprised the following:

                                                1997                      1996
------------------------------------------------------------------------------
  Raw materials
    and supplies                            $ 52,321                  $ 56,671
------------------------------------------------------------------------------
  Materials in process                        59,846                    65,447
------------------------------------------------------------------------------
  Finished goods                             172,353                   172,316
------------------------------------------------------------------------------
                                             284,520                   294,434
------------------------------------------------------------------------------
  Less: Excess of current
    cost over stated value
    of last-in, first-out
    inventories                               18,829                    15,703
------------------------------------------------------------------------------
  Total inventories                         $265,691                  $278,731
------------------------------------------------------------------------------


     The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 41.3% and 43.6% for 1997 and 1996, respectively.

8. INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


       Provision (benefit) for income taxes was as follows:

                                      1997          1996            1995
------------------------------------------------------------------------
       Current tax expense:
------------------------------------------------------------------------
         Federal                   $37,348      $ 20,169         $45,585
------------------------------------------------------------------------
         State and foreign           5,849         4,129           9,309
------------------------------------------------------------------------
                                    43,197        24,298          54,894
------------------------------------------------------------------------
       Deferred tax expense
------------------------------------------------------------------------
         (benefit):
------------------------------------------------------------------------
         Federal                    12,562       (39,540)          1,068
------------------------------------------------------------------------
         State and foreign           3,260        (4,465)            367
------------------------------------------------------------------------
                                    15,822       (44,005)          1,435
------------------------------------------------------------------------
       Provision (benefit)
         for income taxes          $59,019      $(19,707)        $56,329
------------------------------------------------------------------------

       The effective tax rates differ from the prevailing statutory federal rate as follows:

                                      1997           1996           1995
------------------------------------------------------------------------
Statutory federal
  tax rate                           35.0%           35.0%          35.0%
------------------------------------------------------------------------
State and foreign,
  net of federal
  benefit                             4.4            (1.4)           4.4
------------------------------------------------------------------------
Other, net                            1.1            (5.2)           1.9
------------------------------------------------------------------------
Effective tax rate                   40.5%           28.4%          41.3%
------------------------------------------------------------------------


The components of the deferred income tax assets and liabilities were as follows:

                                             1997          1996
---------------------------------------------------------------
Deferred tax assets:
---------------------------------------------------------------
  Accounts receivable                    $     91      $  3,003
---------------------------------------------------------------
  Inventory                                   481           577
---------------------------------------------------------------
  Self-insurance reserves                  15,928        14,655
---------------------------------------------------------------
  Vacation pay                              4,235         4,276
---------------------------------------------------------------
  Marketing accruals                        6,698         6,518
---------------------------------------------------------------
  Future benefit of
    special charge                          3,518        33,817
---------------------------------------------------------------
  Other                                     1,439        (4,349)
---------------------------------------------------------------
Total deferred tax assets                $ 32,390      $ 58,497
---------------------------------------------------------------

Deferred tax liabilities:
---------------------------------------------------------------
  Fixed assets                           $(84,344)     $(74,429)
---------------------------------------------------------------
  Deferred compensation                     9,140         6,420
---------------------------------------------------------------
  DISC deferral                            (2,735)       (2,953)
---------------------------------------------------------------
  Intangibles                              (6,769)       (5,265)
---------------------------------------------------------------
  Future benefit
    of special charge                      39,840        12,531
---------------------------------------------------------------
  Other                                       454         2,654
---------------------------------------------------------------
Total deferred tax liabilities           $(44,414)     $(61,042)
---------------------------------------------------------------


                                             Dean Foods Company and Subsidiaries

9. EMPLOYEE BENEFIT PLANS

The Company has various profit sharing and retirement plans covering certain salaried and hourly employees. Amounts charged to operations under all plans were $19,318, $18,876 and $16,312 in 1997, 1996 and 1995, respectively.

     Defined Benefit Pension Plans - Costs for noncontributory defined benefit plans were $5,919, $5,762 and $4,650 in 1997, 1996 and 1995, respectively. Plan assets are primarily invested in bonds, stocks and real estate. Significant weighted average assumptions used in determining net pension costs were:

                                      1997               1996
Discount rate                          8.0%               8.0%
Expected long-term rate of
 return on assets                      8.0%               8.0%
Rate of increase in
 compensation levels (range)         0-5.0%             0-5.0%


    The Company's defined benefit net pension costs included the following components:


                                1997           1996             1995
Current service
 costs                        $4,546         $3,621           $3,013

Interest cost on
 projected benefit
 obligation                    6,814          6,189            5,654
Actual return on
 plan assets                  (6,933)       (16,452)          (4,339)
Net amortization
 and deferral                  1,492         12,404              322
--------------------------------------------------------------------
Net pension costs             $5,919       $  5,762         $  4,650
--------------------------------------------------------------------

    The following table sets forth the funded status of the Company's defined benefit plans reconciled to accrued pension costs:


                                          1997               1996
Present value of projected
 benefit obligation:
    Vested employees                   $ 60,771           $ 62,762
    Non-vested employees                  5,829              4,522
Accumulated
 benefit obligation                      66,600             67,284
Additional amounts due to
 future salary increases                 25,096             21,869
Total projected
 benefit obligation                      91,696             89,153
Fair value of net assets
 available for benefits                 (73,615)           (74,690)
Projected benefit obligation
 greater than net
 assets available                        18,081             14,463
Unrecognized prior
 service cost                            (2,135)            (2,297)
Unrecognized net obligation               3,247               (112)
Unrecognized net
 transition asset                            --              3,735
Unrecognized net loss                   (13,860)            (9,702)
Net accrued pension costs              $  5,333           $  6,087



     The majority of retirement benefits are based upon the highest five year average qualifying earnings (base compensation) for service prior to January 1, 1986 and, for service since then, based upon the participant's qualifying earnings each year.

     The Company participates in various multi-employer union-management-administered defined contribution pension plans that principally cover production workers. Pension expense under these plans was $6,012, $6,398 and $5,557 in 1997, 1996 and 1995, respectively.

     Profit Sharing Plans - The Company maintains noncontributory profit sharing plans for certain employees. Company contributions under these plans are made at the discretion of the Board of Directors. Expense for these plans was $7,147, $6,012 and $4,965 in 1997, 1996 and 1995, respectively.

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

     Net periodic postretirement benefits expense was $240, $704 and $1,140 in 1997, 1996 and 1995, respectively. The components of expense follows:


                                       1997   1996    1995

                     Service cost of
                     benefits earned  $   8  $ 273  $  589
                     Interest cost
                     on liability       232    431     551
                     Net periodic
                     postretirement
                     benefit cost     $ 240  $ 704  $1,140


Dean Foods Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As a result of changes in employee benefit plans during fiscal 1996, postretirement medical benefits for certain union plans were eliminated resulting in a curtailment gain of $3,994.

  The following table summarizes the postretirement benefit liability:

                                                1997                     1996
  ---------------------------------------------------------------------------
  Retirees                                    $2,252                   $2,151
  ---------------------------------------------------------------------------
  Fully eligible active
   participants                                  328                      280
  ---------------------------------------------------------------------------
  Other active participants                      864                      764
  ---------------------------------------------------------------------------
  Total                                        3,444                    3,195
  ---------------------------------------------------------------------------
  Unrecognized net gain                          508                    1,095
  ---------------------------------------------------------------------------
  Accrued postretirement
   benefits                                   $3,952                   $4,290
  ---------------------------------------------------------------------------

     The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 8.0% in 1997, 1996 and 1995, and an assumed compensation increase of 5.0%. The health care cost trend rates were assumed to be 7.5% in 1997, gradually declining to 5.0% over five years and remaining at that level thereafter. In 1996 the cost trend rates were assumed to be 8.0%, gradually declining to 5.0% over six years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $164 at May 25, 1997, and the net periodic cost by $20.

10. LEASES

Net rental expense, including amounts for leases of one year or less, was $29,107, $30,733 and $25,062 in 1997, 1996 and 1995, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.

     At May 25, 1997, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                                             Capital    Operating
                                              Leases     Leases
                 ------------------------------------------------
                 1998                         $ 1,268    $15,442
                 ------------------------------------------------
                 1999                           1,027     13,590
                 ------------------------------------------------
                 2000                           1,008      9,536
                 ------------------------------------------------
                 2001                           1,084      6,091
                 ------------------------------------------------
                 2002                           1,084      3,815
                 ------------------------------------------------
                 Thereafter                    13,014      9,675
                 ------------------------------------------------
                 Total minimum
                  lease payments               18,485    $58,149
                 ------------------------------------------------
                 Less: Imputed interest         9,121
                 ------------------------------------------------
                  Present value of minimum
                   lease payments             $ 9,364
                 -------------------------------------


11. ACCOUNTS PAYABLE AND
ACCRUED EXPENSES

Consolidated accounts payable and accrued expenses at May 25, 1997 and May 26, 1996 comprised the following items:


                                     1997               1996
------------------------------------------------------------
Trade payables                   $104,667           $ 98,387
------------------------------------------------------------
Accrued expenses                   89,489             62,894
------------------------------------------------------------
Accrued insurance                  49,873             41,848
------------------------------------------------------------
Special charge reserve             13,726             41,012
------------------------------------------------------------
Accrued payroll                    42,765             32,965
------------------------------------------------------------
Accrued taxes, other
 than income                        4,608              4,578
------------------------------------------------------------
Accrued pension and
 profit sharing                     8,246              5,621
------------------------------------------------------------
Total accounts payable
 and accrued expenses            $313,374           $287,305
------------------------------------------------------------


12. CASH FLOW DATA

Interest and taxes paid included in the Company's cash flow from operations were as follows:

                       1997              1996               1995
----------------------------------------------------------------
Interest paid      $ 25,370          $ 25,363            $22,579
----------------------------------------------------------------
Taxes paid           27,217            39,687             54,752
----------------------------------------------------------------

  Liabilities assumed in conjunction with business acquisitions were:

                       1997              1996               1995
--------------------------------------------------------------------
Fair value
 of assets
 acquired          $ 31,172          $ 67,574            $35,908
--------------------------------------------------------------------
Consideration
 paid               (16,332)          (66,053)           (35,273)
--------------------------------------------------------------------
Liabilities
 assumed            $14,840            $1,521               $635
--------------------------------------------------------------------


                                             Dean Foods Company and Subsidiaries

13. COMMITMENTS AND
CONTINGENT LIABILITIES

The Company is a current defendant in assorted legal matters and from time to time is the subject of routine investigations by various state and federal agencies. On July 10, 1996, a federal judge imposed a fine of approximately $4.0 million on a subsidiary of the Company, alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company has appealed the lower court ruling on the grounds that the fine should be substantially reduced. The Company provided for this exposure in 1996 and in light of reserves existing, the ultimate resolution of these matters, including the resolution of the imposed fine, is not expected to have a material effect on the financial position or results of operations of the Company.

14. BUSINESS SEGMENT INFORMATION

The nature of products classified in the business segments presented herein is described on pages 12 through 17. Intersegment sales are not material. Operating earnings (loss) of segments do not include interest income or expense and provision (benefit) for income taxes.

     Identifiable assets are those used in the Company's operations in each segment. Corporate assets consist primarily of cash and marketable securities and deferred tax assets.

                               Dairy      Vegetables            Pickles  Specialty Corporate Consolidated
1997
Net sales                  $1,787,862         $557,804          $370,825  $301,876  $    --   $3,018,367
Operating
  earnings                    103,764           31,408            35,974    36,685  (37,752)     170,079
Identifiable assets           510,499          381,082           141,344   107,623   76,810    1,217,358
Depreciation and
  amortization                 36,913           22,630             7,360     5,133    2,028       74,064
Capital
  expenditures                 34,429           15,094             5,751    11,298    4,102       70,674

1996

Net sales                  $1,611,266         $573,751          $373,213  $256,038  $    --   $2,814,268
Operating
  earnings (loss)              (2,644)         (41,837)           10,299    25,737  (33,985)     (42,430)
Identifiable assets           456,632          406,541           151,578    98,480  109,009    1,222,240
Depreciation and
  amortization                 37,633           25,086             7,903     4,476    1,950       77,048
Capital
  expenditures                 49,905           18,713             6,733    13,544      904       89,799

1995

Net sales                  $1,513,560         $543,103          $367,182  $206,337  $    --   $2,630,182
Operating
  earnings                     77,242           44,736            30,395    27,239  (22,509)     157,103
Identifiable assets           491,638          428,781           155,368    56,996   69,643    1,202,426
Depreciation
  and amortization             36,418           21,364             7,735     3,184    1,326       70,027
Capital
  expenditures                 49,150           16,683             9,138     7,019    1,290       83,280


Fiscal 1996 segment operating earnings (loss) include the special charge related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs of $76,694, $47,561, $13,704, $999 and $11,042 in the Dairy, Vegetables, Pickles, Specialty and Corporate segments, respectively.

Dean Foods Company and Subsidiaries

QUARTERLY FINANCIAL DATA


Unaudited (In thousands, except for per share data)       First       Second        Third        Fourth    Fiscal Year
FISCAL 1997
  Net sales                                            $710,052     $775,717     $745,012      $787,586     $3,018,367
Gross profit                                           $159,893      170,984      173,861       196,692        701,430
Net income                                             $ 17,910       19,076       20,635        29,083         86,704
Per common share data:
  Net income                                           $    .45          .47          .51           .73           2.16
  Stock price range -
     High                                              $     25       29 7/8       33 5/8        39 3/4         39 3/4
     Low                                               $ 22 1/8       24 1/8       25 7/8        31 7/8         22 1/8
  Dividend rate (cents)                                    19.0         19.0         19.0          19.0           76.0

FISCAL 1996
  Net sales                                            $651,505     $705,358     $717,976      $739,429     $2,814,268
Gross profit                                           $148,685      158,266      145,801       149,871        602,623
Net income (loss)                                      $ 13,661       16,012        6,727       (86,088)(a)    (49,688)(a)
Per common share data:
  Net income (loss)                                    $    .34          .40          .17         (2.15)(a)      (1.24)(a)
  Stock price range -
     High                                              $ 29 1/4       28 3/4       29 3/4        26 5/8         29 3/4
     Low                                               $ 26 5/8       26 1/4       25 5/8        22 1/4         22 1/4
  Dividend rate (cents)                                    18.0         18.0         18.0          18.0           72.0


(a) 1996 includes an after-tax charge of $97,720 ($2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.

REPORT OF INDEPENDENT ACCOUNTANTS

     200 East Randolph Drive
     Chicago, IL 60601

[PRICE WATERHOUSE LLP LOGO]

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DEAN FOODS COMPANY

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 25, 1997 and May 26, 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 25, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
June 24, 1997

                                             Dean Foods Company and Subsidiaries

SUMMARY OF OPERATIONS

(In thousands, except for items marked with an *)

Fiscal Year Ended May,            1997        1996         1995           1994        1993       1992
OPERATING DATA
Net sales                     $3,018,367  2,814,268      2,630,182      2,431,203  2,274,340  2,289,441
Costs of products sold
  and all operating expenses  $2,848,288  2,856,698 (a)  2,473,079      2,298,147  2,145,687  2,169,886(c)
Operating earnings (loss)     $  170,079    (42,430)(a)    157,103        133,056    128,653    119,555(c)
Interest expense              $   25,340     28,349         22,397         15,471     14,888     15,551
Income (loss) before taxes    $  145,723    (69,395)(a)    136,388        118,313    114,759    105,527(c)
Provision (benefit) for
  income taxes                $   59,019    (19,707)        56,329         47,551     46,350     43,511
Net income (loss)             $   86,704    (49,688)(a)     80,059         71,941(b)  68,409     62,016(c)
Depreciation on properties    $   67,983     70,220         65,056         58,549     51,815     48,348
Capital expenditures          $   70,674     89,799         83,280         80,977     74,803     77,867
Number of employees*              11,800     11,900         11,800         12,100     10,500     10,100

BALANCE SHEET DATA
Working capital               $  208,032    185,942        215,012         92,915    198,393    183,577
Total assets                  $1,217,358  1,222,240      1,202,426      1,109,154    892,836    857,152
Net plant and equipment       $  527,173    525,667        570,145        543,211    443,764    415,791
Long-term obligations         $  211,926    221,653        224,679        136,150    151,127    155,478
Shareholders' equity          $  567,681    507,692        584,526        524,774    476,319    430,443

COMMON STOCK DATA
Net income (loss) per share*  $     2.16      (1.24)(a)       2.01           1.81(b)    1.73       1.53(c)
Cash dividends per share*     $      .76        .72            .68            .64        .60        .56
Book value per share*         $    14.09      12.65          14.58          13.19      12.00      10.87
Number of shareholders*            8,838      9,481          9,989          8,936      8,654      8,929

(In thousands, except for items marked with an *)

Fiscal Year Ended May,            1991       1990      1989          1988
OPERATING DATA
Net sales                      2,157,997  1,987,517  1,683,578     1,551,832
Costs of products sold
  and all operating expenses   2,018,374  1,875,149  1,576,512     1,471,261
Operating earnings (loss)        139,623    112,368    107,066        80,571
Interest expense                  16,780     12,682      7,646         6,149
Income (loss) before taxes       124,340    102,066    101,793(d)     76,542(e)
Provision (benefit) for
  income taxes                    51,807     40,834     41,360        33,787
Net income (loss)                 72,533     61,232     60,433(d)     42,755(e)
Depreciation on properties        44,465     37,338     31,046        29,028
Capital expenditures              72,844     68,196     55,917        39,258
Number of employees*               9,600      8,900      7,500         7,100

BALANCE SHEET DATA
Working capital                  198,429    182,852    156,469       130,355
Total assets                     816,999    744,759    586,702       499,150
Net plant and equipment          375,930    337,068    253,972       211,711
Long-term obligations            149,980    146,622     84,162        48,884
Shareholders' equity             416,560    362,760    293,249       265,739

COMMON STOCK DATA
Net income (loss) per share*        1.79       1.53       1.52(d)       1.07(e)
Cash dividends per share*            .49        .44        .40           .36
Book value per share*              10.23       8.93       7.43          6.60
Number of shareholders*            8,380      8,005      8,290         8,671




     (a) 1996 includes a pre-tax charge of $150,000 ($97,720 after-tax, or $2.44 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs.
     (b) 1994 includes an after-tax net gain of $1,179 ($.03 per share) related to changes in accounting principles.
     (c) 1992 includes a charge against operations of $9,100 related to the termination of the Company's refrigerated truckload transportation business ($5,685 after taxes, or $.14 per share).
     (d) 1989 includes a net gain of $10,132 for unusual items ($5,442 after taxes, or $.14 per share).
     (e) 1988 includes a net charge against operations of $11,606 for unusual items ($9,686 after taxes, or $.24 per share).

Dean Foods Company and Subsidiaries

DIRECTORS

HOWARD M. DEAN(1)
Chairman of the Board and
Chief Executive Officer

THOMAS L. ROSE
Vice-Chairman

PHILIP A. MARINEAU(1)
President and Chief
Operating Officer

EDWARD A. BRENNAN(2)
Retired Chairman and
Chief Executive Officer,
Sears, Roebuck & Co.,
a merchandising company

LEWIS M. COLLENS(2)(4)
President, Illinois Institute
of Technology, and Chairman
and Chief Executive Officer,
IIT Research Institute

PAULA H. CROWN(2)
Vice President of
Henry Crown and Company,
a private investment firm

JOHN P. FRAZEE, JR.(2)(4)
Retired Chairman and
Chief Executive Officer, Centel
Corporation, a leader in local
exchange telephone and cellular
communications services

BERT A. GETZ(3)(4)
Chairman, President and
Director, Globe Corporation,
a diversified investment firm

JOHN S. LLEWELLYN, JR.(3)(4)
President and Chief Executive
Officer, Ocean Spray Cranberries, Inc.,
a marketing cooperative of
cranberry and citrus growers

RICHARD P. MAYER(3)
Retired Chairman and Chief Executive
Officer, Kraft General Foods North
America, a diversified food company

ANDREW J. MCKENNA(1)(3)(4)
Chairman and Chief Executive Officer,
Schwarz Paper Company, a national
distributor and converter of paper
products and specialty printer

THOMAS A. RAVENCROFT
Senior Vice President and President,
Dairy Division

 (1) Executive Committee
 (2) Audit Committee
 (3) Compensation Committee
 (4) Corporate Governance Committee

OFFICERS


HOWARD M. DEAN
Chairman of the Board and
Chief Executive Officer

PHILIP A. MARINEAU
President and Chief
Operating Officer

ROBERT E. BAKER
Vice President, Strategic Planning

ERIC A. BLANCHARD
Vice President, Secretary and
General Counsel

JENNY L. CARPENTER
Vice President, Sales and
Marketing - Specialty Food
Products

GARY A. CORBETT
Vice President, Governmental
and Dairy Industry Relations

NEIL J. FINERTY
Vice President, Human Resources

GARY D. FLICKINGER

Vice President, Production
& Engineering

DANIEL E. GREEN
Group Vice President,
Specialty Dairy Division

JAMES R. GREISINGER
Group Vice President and
President of Dean Pickle and
Specialty Products Company

CAMERON C. HITCHCOCK
Treasurer

DALE E. KLEBER
Vice President and Associate
General Counsel

WILLIAM M. LUEGERS, JR.
Corporate Controller

WILLIAM R. MCMANAMAN
Vice President, Finance and
Chief Financial Officer

GEORGE A. MUCK
Vice President, Research and
Development

DOUGLAS A. PARR
Vice President, Dairy Sales
and Marketing

DENNIS J. PURCELL
Group Vice President

ROGER A. RAGLAND
Group Vice President -
International

GARY P. RIETZ
Chief Information Officer

THOMAS A. RAVENCROFT
Senior Vice President and President,
Dairy Division

JEFFREY P. SHAW
Group Vice President and President of Dean
Foods Vegetable Company

Design: BAGBY and COMPANY INC./Chicago   Printing: Quantum Color Graphics

                                             Dean Foods Company and Subsidiaries


DIVIDEND REINVESTMENT SERVICE

A service for Dean shareholders is available whereby dividends can be automatically reinvested in the Company's Common Stock. The plan also provides for a voluntary quarterly cash payment option for the purchase of additional stock and safekeeping of shares.

     If interested in this service, please write to the transfer agent and request a copy of Dean's dividend reinvestment brochure: Harris Trust and Savings Bank, Dividend Reinvestment Service, P. O. Box A3309, Chicago, Illinois 60690.

DUPLICATE MAILINGS

When shares owned by one shareholder are held in different forms of the same name, duplicate mailing of shareholder information results. The Company mails to each name on the shareholder list unless the shareholder requests that duplicate mailings be eliminated.

     Shareholders that receive duplicate reports can help eliminate the added expense by requesting that only one copy be sent. Send the labels or label information to Harris Trust and Savings Bank, indicating the name to keep on the list and the names to be deleted. This change will not affect dividend or proxy mailings.

FORM 10-K

Single copies of the Company's 1997 Annual Report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to shareholders upon written request directed to Director, Corporate
Communications.

FINANCIAL INFORMATION &
INVESTOR RELATIONS INQUIRIES

The Company maintains a direct mailing list to ensure that shareholders with stock held in broker nominee accounts ("street name") and other interested parties receive information on a timely basis. Current company financial information can also be accessed on the Internet through PR Newswire.

     To be added to the mailing list, or to request financial information, please direct requests to:
Lu Ann Lilja
Director, Corporate Communications
Dean Foods Company
3600 N. River Road
Franklin Park, Illinois 60131
E-Mail address: luann@deancorp.attmail.com

TRANSFER AGENT AND REGISTRAR

For inquiries regarding change of address, stock transfer, registered shareholdings, dividends and lost certificates, please contact:
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60606
312/360-5158

STOCK EXCHANGE

New York Stock Exchange
Ticker Symbol: DF

ANNUAL MEETING

September 30, 1997, 10:00 A.M.
Drury Lane Oak Brook Terrace
100 Drury Lane
Oak Brook Terrace,
Illinois 60181
(Location map appears
in Proxy Statement.)

CORPORATE OFFICE

3600 N. River Road
Franklin Park, Illinois 60131
847/678-1680


Dairy Ease is a registered trademark of Sterling Winthrop, Inc. Guilt Free is a registered trademark of Yarnell's Ice Cream Co., Inc. Nestle Quik, Carnation Coffeemate and Nestea are registered trademarks of Nestle Food Company. Health Source and Vitamite are registered trademarks of Ralston Purina Company.

Dean Foods Company
3600 North River Road
Franklin Park, Illinois  60131