Form 10-K405, Exhibit 13
period 1998-05-31
DEAN FOODS CO
filed 1998-08-31
CIK 27500

  Our Dairy Products business,

    consisting of fluid milk

     and cultured products,

     ice creams and frozen

     desserts and extended

 shelf life products, drove our

overall sales increase in fiscal

   1998 and accounted for 75

 percent of our total revenue.

      -------------------

   The Pickle Products group

 furthered its position as the

 market leader in pickle sales

   to retail and foodservice

   customers. The group also

  supplies peppers, relishes,

 olives, sauces and syrups from

 its nine strategically located

 processing plants in the U.S.

      -------------------

  The Specialty Products group

  recorded an 11 percent sales

 increase in fiscal 1998. Each

  product line, which includes

  non-dairy creamers and other

  powdered products, dips and

  dressings, and aseptic shelf

   stable puddings and cheese

     sauces, contributed to

       this performance.


Financial
  Highlights                                                                                      Contents

In thousands, except for items marked with an*        1998        1997           1996
-------------------------------------------------------------------------------------------       FINANCIAL HIGHLIGHTS            1
OPERATIONS
-------------------------------------------------------------------------------------------
Net Sales                                         $2,735,834   $2,460,563    $2,240,517
-------------------------------------------------------------------------------------------
Operating Earnings (Loss)                         $  162,519   $  138,671    $     (593)(a)
-------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations          $   87,980   $   73,988    $  (16,865)(a)       LETTER TO SHAREHOLDERS          2
-------------------------------------------------------------------------------------------
Net Income (Loss)                                 $  106,302   $   86,704    $  (49,688)(a)
-------------------------------------------------------------------------------------------
                                                                                                  DAIRY PRODUCTS REVIEW           6
COMMON STOCK DATA*
-------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
  per Diluted Share                               $     2.13   $     1.83    $     (.42)(a)
-------------------------------------------------------------------------------------------
Net Income (Loss) per Diluted Share               $     2.57   $     2.15    $    (1.24)(a)
-------------------------------------------------------------------------------------------
Dividend Rate per Share                           $      .80   $      .76    $      .72
-------------------------------------------------------------------------------------------

YEAR-END POSITION                                                                                 PICKLE PRODUCTS REVIEW         12
-------------------------------------------------------------------------------------------
Working Capital                                   $   67,324   $   64,988    $   24,649
-------------------------------------------------------------------------------------------
Identifiable Assets                               $1,319,152   $  820,825    $  791,888
-------------------------------------------------------------------------------------------
Long-Term Obligations                             $  558,233   $  208,931    $  217,984           SPECIALTY PRODUCTS REVIEW      14
-------------------------------------------------------------------------------------------
Shareholders' Equity                              $  619,266   $  567,681    $  507,692
-------------------------------------------------------------------------------------------
Shares Outstanding                                    39,970       40,284        40,134
-------------------------------------------------------------------------------------------

OTHER DATA*                                                                                       FINANCIAL REVIEW               17
-------------------------------------------------------------------------------------------
Production Plants                                         52           37            40(b)
-------------------------------------------------------------------------------------------
Employees                                             11,200        8,300         8,600(b)
-------------------------------------------------------------------------------------------
Shareholders                                           8,600        8,838         9,481           FINANCIAL STATEMENT            22
-------------------------------------------------------------------------------------------

(a)  1996 continuing operations results include a pre-tax charge of $102,439
     ($64,906 after-tax, or $1.62 per share) related to the adoption  of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. The 1996 Net Loss includes a pre-tax charge of
     $150,000 ($97,720 after-tax, or $2.44 per share) related to the plan                         NOTES TO FINANCIAL STATEMENTS  27
     adoption.

(b)  1996 includes certain plants that have been closed or disposed of and certain employees that have been affected by the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and
     environmental costs.                                                                         OFFICERS AND CORPORATE DATA    38




                                                                                                  DIRECTORS       INSIDE BACK COVER

--------------------------------------------------------------------------------


ON THE COVER:
  (top to bottom)

- Teammates at Green Bay quality control lab for pickle products take a break to celebrate their division's success.

- Greeters and tour guides at Mayfield Dairy's Braselton, Georgia plant perform valuable service giving the public an inside look at a top-quality dairy operations.

- Store route drivers at Purity Dairies in Nashville pause between driving and delivering to mark a great year serving their customers.

- Quality milk flows from Midwest's first Chug line at Chemung, Illinois.

  After a year of dramatic

growth and record earnings,

 we pause to reflect on our

    key accomplishments.                To Our Shareholders:

   Everything we achieved               Fiscal 1998 was a fast-paced, extremely
                                        active year for the Dean Foods Team.
 started with hard-working              We aggressively pursued acquisition
                                        opportunities in our core business
teams, whether on the plant             segments, acquiring eight dairies, one
                                        pickle and one specialty operation. We
 floor, in the board room,              also successfully launched the Milk
                                        Chugs product line in two of our major
at the office, at the store,            regional dairy markets. Dean remains
                                        committed to focus on profitable growth
      or on the road.                   opportunities, and as this annual report
                                        demonstrates, we are delivering on our
    -------------------                 commitment.

 This year's annual report

    features teams from

    each of our business

  segments; Dairy, Pickles                          HOWARD M. DEAN
                                                    Chairman of the Board
  and Specialty. We invite                          and Chief Executive Officer

   you to read about how
                                                    RICHARD E. BAILEY
     "The Team Works"!                              President and
                                                    Chief Operating Officer


                                                    August 7, 1998

The Company reported outstanding performance for the second consecutive year. Sales from continuing operations increased more than 11% in 1998 to $2.7 billion due to acquisitions and growth in our base businesses. Income from continuing operations was up more than 18% and income per diluted share grew to $2.13, surpassing the record established in fiscal year 1997 by $.30 per share.

Of particular interest to you, the shareholder, is the fact that during 1998, Dean Foods provided a 34% total return on your investment - which includes stock price appreciation and reinvested dividends - on top of a 62% return last year. Dean intends to meet the challenges of a quickly changing food industry, and by doing so, deliver superior value to our shareholders.

Our fiscal 1998 accomplishments keep Dean positioned as a leader in our respective food industry segments. In addition, the Dean Team is committed to delivering profitable top-line growth, consistent with excellent consumer-oriented companies. Dean continues to actively pursue innovative product opportunities, and be proactive in leading a changing industry. The future looks very bright.

STRATEGIC DIRECTION
We continue to refine and execute our previously announced long-term strategic plan. As part of this on-going review, we recently announced the divestiture of our Vegetable segment. The sale, which is expected to close the first half of fiscal 1999, includes cash of $400 million and the aseptic foods business of Agrilink Foods, Inc.

We expect the aseptic foods business acquired to immediately triple sales in our Specialty aseptic foods business.

Dean's commitment to create and deliver long-term sustainable value through our five key strategies is the foundation on which we will build Dean Food's future:

     CORE BUSINESS GROWTH - In fiscal 1998, we profitably grew our core businesses through new products and acquisitions. Dean is actively pursuing the introduction of innovative products such as our successful Milk Chug, for on-the-go consumers. Chugs are expected to be available in all of our Dairy regions by the middle of 1999. Consumer response to this new products has been extraordinary and revenue from these products has exceeded our most optimistic expectations. The Dean Team will continue to invest aggressively in fiscal 1999 to expand the Chugs' market penetration.

     INVESTED CAPITAL MANAGEMENT - Return on invested capital (ROIC) is the primary measure we use to evaluate our annual performance and to motivate our managers. Our Company goal is to attain a minimum ROIC of 17% consistent with leading food companies. Investments supporting our growth strategies are assessed using value based measures to ensure acquisitions and new product initiatives enhance shareholder value. While these investments support our growth strategy and maximize long term shareholder value, they will temporarily reduce annual ROIC until expected synergies and optional production efficiencies are achieved.




                                                                            (3)

    Our future looks

  bright thanks to the

continuing contributions               CONTINUOUS MARGIN IMPROVEMENT - The
                                  cost compression initiative, which drives
      of dedicated                margin improvement, is a central component
                                  of our strategy. We call our program
   Dean Team members.             Leveraging Ideas for Tomorrow, or LIFT. In
                                  fiscal 1998, through two dedicated teams, we
  -------------------             implemented LIFT a nine plants in two of our
                                  business segments. The best practices we are
      Our mission                 developing have improved our cost position
                                  and enhanced margins in all of our business
     remains clear:               segments. Based on our success to date, we
                                  have raised the bar with regard to
    provide superior              anticipated bottom line savings in the
                                  future.
  value to consumers,
                                     ACQUISITIONS - Dean Foods is committed
  customers, employees            to enhancing shareholder value through
                                  profitable growth and acquisitions,
   and shareholders.              especially in the Dairy segment. In fiscal
                                  1998, the Company acquired eight dairies, most of them contiguous to geographic markets that we currently serve.
                                  Additionally, we entered the California
                                  marketplace for the first time, with five strategic plants whose sales on an annual basis approximate $250 million.

                                  In the Pickles segment, we acquired the
                                  Schwartz refrigerated pickle company. This acquisition expands our capabilities in the rapidly growing refrigerated foodservice pickle category.

                                  In our Specialty segment, we acquired the Marie's refrigerated salad dressing and dip business, which has performed extremely well in its first full year of operation. We also believe that Agrilink's aseptic business will be an excellent addition to our existing aseptic line.



(4)

Looking at the acquisitions we have made this past fiscal year, the Company added nearly $750 million in annualized sales, in line with our commitment to deliver profitable top-line growth. We expect the dynamic pace of the Dairy industry consolidation to continue and we intend to pursue strategic opportunities in the upcoming fiscal year.

     FINANCIAL STRATEGY - Our financial strategy is consistent with and supports the operating strategy of the Company and remains focused on balancing our investment and future growth needs while providing strong financial returns to our shareholders. Following the completion of the pending Vegetables segment divestiture, the Company's debt to capitalization ratio will shrink to near 30% and our financial flexibility will be significantly bolstered.

MANAGEMENT AND BOARD CHANGES
In the spring of 1998, the Company announced the election of Richard E. Bailey, a former Kraft executive, as President and Chief Operating Officer. Many of our key initiatives, including our cost compression and acquisition programs, will benefit greatly from Dick's management experience and leadership.

Also this past fiscal year, Janet Hill, an executive with Alexander and Associates, joined the Company as a Director. We are pleased to have such a highly qualified and experienced individual join our Board.

DEAN'S FUTURE

In today's environment of low inflation and industry consolidation, reducing costs and serving the customer are the key to creating long-term shareholder value. Consumers now have less time to shop and prepare meals, driving their demand for on-the-go foods and beverages. Dean continues to focus its efforts on introducing innovative new beverage and snack products in convenient packages which satisfy today's consumer demands. Our mission is still very clear: we will provide superior value to consumers, customers, employees and shareholders.

The Dean Team is a group of dedicated people with the desire to profitably grow the Company and we will continue to invest in their development and growth. We thank all of our employees for their excellent service and loyalty. We also thank our customer, suppliers and shareholders for their continued support.

The Team Works!

                                          DAIRY
                                            PRODUCTS
     In our flagship Dairy Products

       business, we had many more

      "The Team Works" candidates

     than we had space. So, with an

   appreciative salute to all of our

    many Dairy Teams, the following        DEAN FOODS COMPANY SHOWED
                                           dramatic growth in Dairy Products
     teams represent the Dean Foods        sales in fiscal 1998, driven
                                           mainly by a geographically-
   Dairy employees across the nation.      strategic acquisition program,
                                           innovative new products, and
          -------------------              continuing market share gains
                                           in on-going operations.
  In fluid milk an cultured products,
                                           We added eight new high-performing
       our teams worked, and they          operations to our already strong
                                           dairy roster in 1998, helping to
       worked exceedingly hard...          boost our revenues nearly 15 percent
                                           from $1.8 billion in fiscal 1997 to
   on a fluid milk line at our Purity      $2.1 billion this past fiscal year.
                                           Dairy Products account for 75
    Dairy (Nashville, Tennesee) and        percent of the Company's total
                                           revenues.
    Coburg Dairy (Charleston, South
                                           The acquisitions, coupled with
    Carolina) acquisitions, or at an       innovative marketing and
                                           productivity gains at our existing
      engineering desk at our new          facilities, helped Dean Foods
                                           Company maintain its position as the
 Mayfield Dairy's fluid milk facility      nation's number one processor of
                                           fluid milk.
         in Braselton, Georgia.

                                           The Company is also one of the
                                           country's leading processors of
                                           cultured dairy products, ice cream,
                                           frozen novelties, juices, and
                                           extended shelf life dairy products.

                                           FLUID MILK/CULTURED PRODUCTS

                                           This business is built solidly on a
                                           core group of market-leading regional
                                           brands, including Bell, Cream o'
                                           Weber, Creamland, Dean's, Gandy's,
                                           Mayfield, McArthur, Meadow Brook,
                                           Price's, Reiter, T.G. Lee and
                                           Verifine.

Building further on that base in fiscal 1998, we added other strong brands such as Maplehurst and
H. Meyer in the Midwest; Purity in the Midsouth, Coburg in the Southeast and Wengert's in Pennsylvania. We also acquired the Luckey Stores dairy operations of American
Stores in California. This acquisition gives us access to that state's huge population base.

We now distribute dairy products in supermarkets, convenience stores, warehouse and club stores, and foodservice and institutional customers from 38 facilities in 15 states covering the Midwest, Midsouth, Northeast, Southeast, Southwest, and California.

During fiscal 1998, sales in the fluid milk/cultured products category reached a record high of $1.6 billion.

The unparalleled success of our Milk Chug roll-out under regional brand names in the Southeast and the Midwest has far exceeded our initial expectations. Overwhelming customer and consumer demand for these products bodes well for our future growth in this category as we introduce it in other geographic market areas across the country.


                                                                            (7)

                                     DAIRY
                                      PRODUCTS


    From the top route salespeople
    at Coburg Dairy to the award-       Milk chugs are available in 8-ounce,
   wining bottle manufacturing team     pint and quart plastic resealable
    at Mayfield Dairy, our people       bottles shaped like the original round
    are dedicated to be the best.       glass milk bottles. They have quickly
                                        become a favorite where convenience and
       -----------------------          portability are a factor, especially
                                        convenience stores, gasoline stations
       Perhaps the most popular         and other specialty stores with limited
   team project is the taste panel      inventory space and a need for fast-
     for new ice cream products at      selling products.  The 8-ounce chugs
    the corporate headquarters in       are also available in an easy-to-carry
  Franklin Park, Illinois.  Results     six-pack format.
     are often a good indicator
        of consumer tastes and          Chocolate milk Chugs have proven to be
           preferences                  the most popular with consumers, and are
                                        also available in a low-fat chocolate
                                        version.  Other varieties available are
                                        Vitamin D regular, fat-free regular, 2%
                                        reduced fat, half & half, and
(8)                                     buttermilk.

During the holiday seasons, in November and December, eggnog is also produced and sold in Milk Chug quart bottles.

For the future we are already looking to leverage the market acceptance of the Chug packaging by developing new products such as additional milk flavors, juices, and other types of drinks. In addition, we are testing a wraparound gallon label to provide greater brand name exposure to consumers.

Among other significant achievements in fiscal 1998 was our increased emphasis on category management programs with our major customers. These activities resulted in higher customer sales and reduced supply chain costs -- a "win/win" for Dean, customers, and consumers. These and other programs should continue to reap valuable benefits for us in fiscal 1999 and beyond.

ICE CREAM & FROZEN DESSERTS
Dean foods Company's frozen dessert strategy is to provide our customers with a total program, including regional branded and private label packaged ice cream and novelties, and fast, efficient distribution capabilities to deliver the entire needs of the customer's dessert/ice cream department.



                                                                             (9)

                                     DAIRY
                                     PRODUCTS

The LIFT team, as it is known
at Dean Foods, is a
cross-functional team that
Leverages Ideas For Tomorrow.
That means helping our
employees to identify and
execute their own ideas for            Sales in this category rose 27
improving business processes.          percent to $332 million, driven in
                                       part by our ability to add
---------------                        outstanding regional brands to our
                                       existing and highly popular
Our largest Extended Shelf             portfolio of brands such as Dean,
Life dairy plant in Murray,            Mayfield, Reiter and Verifine, as
Kentucky was home for the LIFT         well as expanded distribution
team earlier this year.  Even          through our Meadows acquisition.
in this state-of-the-art
plant, many cost reduction and         Another factor in our market growth
productivity improvement               is the success of our "Really Cool
opportunities were uncovered.          Flavors" program.  New fiscal 1998
The dramatic growth of the ESL         flavors "Brown Cow," "Hog heaven"
product group makes these              and "Banana Pudding" have
opportunities all the more             been extremely successful line
important.                             additions to our existing "Moose
                                       Tracks," "Chocohula" and "Banana
                                       Split" flavors.

                                       Dean manufactures and markets
(10) nearly 70 million gallons of ice cream and frozen desserts in six facilities serving customers and consumers in 26 states.

                                       EXTENDED SHELF LIFE PRODUCTS
                                       Extended Shelf Life (ESL) dairy
                                       products are becoming more
                                       important to the overall dairy
                                       category as retailers and
                                       foodservice distributors recognize
                                       the value of longer code lives in
                                       distribution and at the grocery
                                       shelf.

                                       This product group includes
                                       whipping creams, half & half dairy
                                       creamers, cottage cheese, sour
                                       cream, dressings, aerosol whipped
                                       creams and non-dairy toppings.

A substantial portion of this business also comes from products made on a licensee basis. We process, sell and deliver Carnation Coffeemate liquid and Nestle Quik in a 25 state territory.

We also have the exclusive rights for several other licensed brands, including Nestea iced tea, Dairy Ease lactose-free milk, Vitamite non-dairy beverage, and Health Source soy beverages.

Foodservice business accounts for about 11 percent of the ESL group's sales total. An ongoing campaign of improved distribution, new product introductions, and value-added customer service is aimed at increasing this penetration. In fiscal 1998, for the second consecutive year, Sysco Food Service Co., one of the largest foodservice distributors in the industry, named the ESL division as one of its top 100 suppliers.




                                                                        (11)

                                         PICKLE
                                          PRODUCTS


 How many new ideas and additional
quality can you stuff into a jar or
  pail of pickles?  Well, at Dean
Foods, where everything we do must       DEAN PICKLE AND SPECIALTY PRODUCTS
be top notch or we simply don't do       Group experience another strong
  it, the answer is a whole lot.         performance in fiscal 1998.  Our
                                         fiscal 1998 sales were $349
          --------------                 million.

Our recent acquisition of Schwartz       We were successful in reducing our
   Pickle, the country's leading         invested capital by over $15
packer of refrigerated pickles for       million, though ongoing
 the foodservice trade, fits right       consolidation and operational
 in with this philosophy. Schwartz       improvements, as we focus an
packs to the tightest specification      increasing return on an invested
 in the industry using the finest        capital.
  quality and freshest cucumbers.
                                         Operationally, these efforts have
          --------------                 been focused on improving labor and
                                         productivity and throughput by
Our original LIFT team was so            utilizing automation and warehouse
successful in the Dairy plants they      efficiencies A prime example is the
visited, we organized a separate         complete rebuilding of our facility
team to bring the same discipline        in Faison, North Carolina, due for
to our Pickle and Specialty              completion in mid-fiscal 1999.
operations.  We expect similar           This plant will be a showcase of
results here.                            state-of-the-art technology and
                                         automation, and will substantially
                                         reduce operating costs.

                                         At the retail sales level we
                                         continue to stress more effective
                                         selling programs.  This includes
                                         building stronger relationships
                                         with key customers, and managing
                                         the category for more sales and
                                         better customer profitability.









(12)

We hold the leading share of private label retail and foodservice pickle sales in the U.S. Our family of retail pickle brands,including Arnold's, Atkins, Aunt Jane's, Cates, Heifetz, Paramount, Peter Piper, Rainbo and Roddenberry, as well as our Bennett's and Hoffman House sauces, remain household favorites in their regional markets.

Near the end of fiscal 1998, we completed the acquisition of Schwartz Pickle Co., the premier packer of refrigerated pickles to the foodservice industry. At its two-year old plant in Chicago, Illinois, Schwartz sets the quality standard for pickles served by restaurant chains and other institutions throughout the U.S.

Dean Pickle and Specialty Products operates nine processing plants strategically located throughout the U.S. From these facilities we supply the country's largest retail and foodservice customers with pickles, peppers, relishes, olives,sauces and syrups.




                                                                        (13)

                                   SPECIALTY
                                    PRODUCTS

 The team at the Marie's plant
    in Thornton, Illinois,
 acquired at the beginning of
  fiscal 1998, hardly got to
 know us before we asked them
   to change their labeling
 process to bring a fresh look
  to Marie's salad dressings.
 They made the change without            DEAN FOODS COMPANY'S SPECIALTY
  missing a beat, and the new            Group recorded an 11 percent
  package is a huge success.             increase in sales in fiscal
                                         1998 to $335 million. Every
        ---------------                  product line in this segment
                                         contributed to growth,
All of our Specialty Products,           including our non-dairy
  including dips, dressings,             creamers and other powdered
 powdered products and aseptic           products, our dip and dressing
   puddings and sauces, rely             product lines, and our aseptic
   heavily on or experienced             shelf-stable puddings and
 Research & Development Group            cheese sauces.
  in Rockford, Illinois.  The
 team's consistent ability to            The addition of new spray
    improve quality, taste,              dryer at our Wayland, Michigan
    shelf-life and cost --               plant supports our continued
sometimes all at once -- gives           growth in the powdered
   Dean Foods a competitive              non-dairy creamer market.  The
 advantage in every one of our           dryer will also allow us to
        product lines.                   enter the shortening and other
                                         high fat powder markets.

                                         The cappuccino craze continues
                                         to drive growth in our creamer
                                         products, which serve as an
                                         ingredient.  We also gained
                                         market share in the retail
                                         club stores and mass
                                         merchandising channels of
                                         distribution by adding new
                                         products such as our 40-ounce
                                         canister pack for club stores.



(14)









                                                                        (15)

Dean Dip & Dressing once again delivered record sales growth in fiscal 1998. Last year's acquisition of Marie's salad dressings and dips has been successfully integrated into the overall operations of this division and has helped drive sales volume, particularly in the fresh produce department of retail stores where Marie's is a familiar and favorite brand name.

This division's product offerings continue to broaden, including refrigerated snack dips,refrigerated salad dressings,sour cream,and aerosol whipped toppings under such strong brand names as Dean's,Marie's,Imo, and Rod's. In most markets,we maintain the number one or number two brand of refrigerated dairy and produce dips and salad dressings.

During the past year, we significantly improved the Marie's formula for dips and salsa, rolled out guacamole dip in all markets and installed a mew aerosol whipped topping production line at our California plant. The Dip & Dressing unit's sales and marketing teams are forging strategic partnerships with key retail customers to ensure a continuation of this strong growth pattern.

Specialty Products


Amboy Specialty Foods offers aseptically-produced cheese sauces, puddings, and other shelf-stable products to manufacturing and foodservice customers throughout the nation. Sales increased in fiscal 1998, while better production efficiencies brought down processing cost.

New products and packaging alternatives present excellent opportunities for continued growth in this category. Several new ethnic-oriented sauces, such as Stir Fry Sauce, were added to the product line during fiscal 1998. The plastic pouch continues to enjoy excellent success with foodservice customers interested in its advantages over the traditional can, We see a huge opportunity to utilize this technology along with new packaging sizes to pursue other channels of distribution.

E.B.I. Foods, the Company's affiliate located in the United Kingdom, recorded another excellent year. Its dry ingredient blends are sold to industrial customers throughout Europe, and to the Middle East, Far East and Africa. E.B.I.'s new Abingdon, England production facility has helped this division provide product to meet the increased demand.

DFC Transportation Company directs and coordinates a vast fleet of vehicles as part of the largest and most efficient temperature-controlled transportation systems and full-service logistics support groups in the nation.

Dedicated to maximizing supply chain efficiencies and customer service, DFC provides added value and cost competitiveness to several Dean product lines, as well as serving the transportation and logistics needs of other premier food companies.

We transport truckload and consolidate less-than-truckload shipments of dry, refrigerated, and frozen products throughout the U.S., Canada and Mexico. A network of operating centers nationwide connects this transportation function, which continues to be a powerful support tool for our marketing and selling efforts.


(16)

DEAN FOODS COMPANY & SUBSIDIARIES

                                FINANCIAL REVIEW


STRATEGIC DIRECTION

The Company's primary objective is the maximization of shareholder value through long-term stock appreciation and dividend growth. The Company's fiscal 1998 performance contributed to this objective by delivering record income from continuing operations of $88.0 million, or $2.13 per diluted share, surpassing the record established in fiscal year 1997 by $.30 per share. The Company's strategy remains focused on profitable top-line growth, primarily through acquisitions and new product initiatives and continuous margin improvements through our cost compression initiative.

     The Company continues to refine and execute its previously announced long-term strategic plan, the underlying goal of which is to improve profitability and enhance shareholder value. As part of this on-going review, the Company recently announced the divestiture of the Vegetables segment for cash consideration of $400 million plus the aseptic foods business of Agrilink Foods, Inc. The transaction is expected to close in the first half of fiscal 1999. Due to this announcement, the results of operations have been restated for all periods to present the Vegetables segment as a discontinued operation. The following management discussion and analysis pertains to continuing operations and excludes the impact of the fiscal 1996 special charge, unless otherwise noted.

FINANCIAL OBJECTIVES AND STRATEGIES

Among the financial objectives and strategies employed by the Company are:

SOUND WORKING CAPITAL MANAGEMENT

The Company employs various procedures to monitor and control the quality and levels of current assets and liabilities. Due to the quick turn of the Company's current assets, which consist primarily of accounts receivable and inventory, working capital is expected to be maintained at relatively moderate levels in the future. The Company`s historical usage of short-term borrowings to finance seasonal crop-related requirements will decline substantially after the completion of the pending sale of the Vegetables segment.

CAPITAL INVESTMENTS

The Company's goal is to maintain and improve the productivity of its assets, making capital investments which offer returns to the Company greater than its weighted average cost of capital.

MODERATE AND PRUDENT USE OF DEBT

The Company maintains moderate debt levels considering its business strategy, cash flow, access to both short-and long-term debt capital markets and leverage of comparable firms in the food industry. The Company allocates its borrowings between the short- and long-term debt markets after considering factors such as cost, stability and liquidity. The long-term debt market has primarily been used to fund acquisitions and major capital expenditures. The Company`s total debt to total capitalization ratio at fiscal year-end 1998 was 48.3%, a level which the Company believes will allow access to both short- and long-term debt markets in order to fund the Company`s growth. In addition, the proceeds to be received upon the completion of the pending Vegetables segment sale will provide additional financial flexibility.

FINANCIAL RISK MANAGEMENT

The Company's primary financial risk is interest rate exposure, which is managed through a mix of fixed and floating rate debt. Foreign currency risk is not significant. The Company's policies and controls preclude the use of "leveraged" derivatives and the use of financial derivatives for purposes considered speculative.

DIVIDEND POLICY

The Company paid quarterly dividends of $.20 per share in fiscal 1998, up from $.19 and $.18 per share in fiscal 1997 and 1996, respectively. On July 24, 1998, the Company increased the quarterly dividend rate 5% to $.21 per share, the Company's twenty-sixth increase since 1974. The Company has paid a dividend for 55 consecutive years.

STOCK REPURCHASE

The Company may, from time to time, repurchase stock on the open market. During fiscal 1998, the Company repurchased 730,500 shares of its outstanding common stock. No shares were repurchased during fiscal years 1997 or 1996. At May 31, 1998, the Company had authorization to repurchase up to an additional 970,000 shares of its common stock.

OPERATING RESULTS

The Company's fiscal year ends on the last Sunday in May; therefore, the 1998 fiscal year included 53 weeks versus 52 weeks in 1997 and 1996.


--------------------------------------------------------------------------------
(17) Financial Review
--------------------------------------------------------------------------------

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

RESULTS OF CONTINUING OPERATIONS

The Company's net sales for fiscal 1998 were $2.7 billion compared to $2.5 billion for fiscal 1997, an increase of 11.2%. Acquisitions in the Dairy and Specialty segments accounted for most of the fiscal 1998 increase. Improved sales volume in the Dairy and Specialty segments also contributed to the overall sales increase, with the Specialty segment experiencing a 16% growth in volume, exclusive of acquisitions.

     Income from continuing operations for fiscal year 1998 increased 18.9% to $88.0 million or $2.13 per diluted share, compared to $74.0 million or $1.83 per diluted share in the prior year. Fiscal 1998 earnings growth was primarily due to the Dairy and Specialty business segments.


DEAN FOODS COMPANY & SUBSIDIARIES

                                FINANCIAL REVIEW



     The Company's return on invested capital decreased from 17.5% in fiscal 1997 to 16.0% in fiscal 1998. This decline was primarily due to the additional invested capital associated with acquisitions and new product initiatives, which did not contribute substantially to 1998 earnings. Each of these initiatives is expected to contribute significantly to the Company`s future growth and return on invested capital.

BUSINESS SEGMENTS

The Company is a diversified food processor and distributor engaged in three business segments. The Company is a major processor of fluid milk and related products, ice cream and extended shelf life dairy products serving various regional markets, with some products distributed nationwide and to Mexico. Dairy is the Company's largest segment, accounting for 75% of total fiscal 1998 sales, while the Pickles and Specialty product segments accounted for 13% and 12% of total sales, respectively. Pickles and Specialty products are sold in regional markets and nationally, with certain products sold internationally.

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

     DAIRY - Net sales for the Dairy segment increased 14.8%, from $1.8 billion in fiscal 1997, to $2.1 billion in fiscal 1998. The Dairy sales growth can largely be attributed to the eight acquisitions completed during fiscal 1998, the introduction of the Milk Chugs product line and an extra week of sales activity due to the 53 week fiscal year. Dairy volume for the fiscal year increased by 20%, also attributable to the fluid milk and ice cream acquisitions completed during the year and in late fiscal 1997.

     Dairy operating earnings for fiscal 1998 were $114.1 million, a 9.9% increase over the $103.8 in fiscal 1997. The fiscal 1998 earnings benefited from the impact of 1997 acquisitions and favorable raw milk costs early in the fiscal year, which resulted in significantly improved first half operating earnings. The segment`s second half operating earnings declined from fiscal 1997 levels as less favorable raw milk costs, competitive pricing conditions in selected regions and increased distribution costs in the extended shelf life operation more than offset the benefits of the 1997 and 1998 acquisitions.

     The Dairy segment`s return on invested capital declined from 18.5% in fiscal 1997 to 15.0% in fiscal 1998 due to the additional invested capital from fiscal 1998 acquisitions and increased capital spending associated with the Milk Chugs product line. Each of these initiatives is expected to improve overall Company performance in the future.

     PICKLES - Fiscal year 1998 Pickles net sales declined to $348.7 million, a 6.0% decrease from $370.8 million in fiscal year 1997. Pickle category trends, which were flat to declining during fiscal 1998, combined with competitive market pressures and rationalization of the segment`s product offerings led to lower fiscal year sales. The Pickles segment volume decline was in line with the overall industry volume decline of approximately 3%.

     Pickles operating earnings of $37.1 million in fiscal 1998 increased from $36.0 million in fiscal 1997 due largely to overall lower operating costs. Additionally, the Pickles segment benefited from aggressive invested capital management, increasing the segment's return on invested capital from 16.1% in fiscal year 1997 to 18.7% in fiscal year 1998.

     SPECIALTY - Fiscal 1998 net sales increased 10.8%, from $301.9 million in fiscal 1997, to $334.6 million. The addition of Marie's refrigerated salad dressing business in early fiscal 1998 accounted for most of this increase. Each of the businesses in this segment reported increased sales and volumes during fiscal 1998 compared to the prior year.

     Operating earnings of $52.2 million in fiscal 1998 were 42.3% higher than the $36.7 million in fiscal 1997, primarily due to earnings generated by the Marie's acquisition, increased operating efficiencies at the Dean Dip and Dressing California operation and significantly improved performance in the Amboy aseptic cheese and pudding business.

     Return on invested capital for the Specialty segment dropped to 23.7% in fiscal 1998 from 28.9% in fiscal 1997 due to the additional invested capital associated with the Marie's acquisition and a new dryer in the powdered products business.

CORPORATE

Fiscal 1998 Corporate expenses of $40.8 million were $3.0 million higher than fiscal 1997 expenses of $37.8 million. This change was primarily due to increased incentive and equity-based compensation expenses as a result of overall improved fiscal year performance.


--------------------------------------------------------------------------------
(18) Financial Review
--------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense increased $6.0 million, to $21.1 million, in fiscal 1998 primarily due to the issuance of additional short- and long-term debt to fund acquisitions and a significantly higher level of capital expenditures during the fiscal year.

INCOME TAXES

The effective tax rate for fiscal year 1998 was 38.8% compared to a rate of 40.6% in the prior year. The decline in the effective rate is due to lower state taxes and increased export and other tax credits in fiscal 1998.

DISCONTINUED OPERATIONS

Income from discontinued operations, net of taxes, was $18.3 million in fiscal 1998 versus $12.7 million in fiscal 1997.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

RESULTS OF CONTINUING OPERATIONS

Net sales increased 9.8% to $2.5 billion in fiscal 1997, from $2.2 billion in fiscal 1996. An improved sales mix and business acquisitions were the primary contributing factors to the fiscal 1997 increase.

     Earnings for fiscal year 1997 increased over fiscal 1996 with income from continuing operations of $74.0 million, or $1.83 per diluted share, compared with a loss of $16.9 million, or $.42 per diluted share, in the prior year. Fiscal 1996 results included a pre-tax charge to income of continuing operations of $102.4 million ($64.9 million after-tax, or $1.62 per share) related to the adoption of a strategic plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. Absent the fiscal 1996 special charge, fiscal 1997 operating earnings increased by 36.2% over the prior year. Each of the Company's business segments reported increased earnings during fiscal 1997. The Company's return on invested capital increased to 17.5% in fiscal 1997 from 11.1% (pre-special charge) in fiscal 1996.

     The strategic plan adopted in fiscal 1996 included the planned elimination of more than 500 manufacturing and administrative positions and the disposition or closure of six manufacturing facilities. As of May 31, 1998, the Company had disposed of or closed all six manufacturing facilities and eliminated all of the 500 positions. Further discussion of the special charge appears in Note 14 to the consolidated financial statements.

     The pre-tax impact of the special charge on the Company's fiscal 1996 operating earnings (loss) by business segment is summarized below:


                           Operating                        Operating Earnings
(In thousands)       Earnings (Loss)    Special Charge   before Special Charge
------------------------------------------------------------------------------
Dairy                      $  (2,644)        $  76,694               $  74,050
------------------------------------------------------------------------------
Pickles                       10,299            13,704                  24,003
------------------------------------------------------------------------------
Specialty                     25,737               999                  26,736
------------------------------------------------------------------------------
Corporate                    (33,985)           11,042                 (22,943)
------------------------------------------------------------------------------
Consolidated               $    (593)        $ 102,439               $ 101,846
==============================================================================

BUSINESS SEGMENTS

     DAIRY - Dairy sales for fiscal 1997 increased 11.0%, primarily the result of increased selling prices which reflected the pass-through of higher raw milk costs during the year and increased sales related to new customers. Overall, Dairy volume was up 2%, as a 5% increase in fluid milk volume was offset by a slight decrease in ice cream volume, and a decline resulting from the sale of an extended shelf life plant.

     Raw milk costs peaked at record levels in the second quarter of fiscal 1997, then declined sharply during the third quarter and rose during the last quarter of fiscal 1997 to a level comparable to the end of fiscal 1996.

     Fiscal 1997 Dairy operating earnings of $103.8 million reflect a 40.1% increase over the same period in 1996. Performance improved in each of the fluid milk, ice cream, and extended shelf life operations as a result of higher sales and improved operating efficiencies.

     PICKLES - Sales in fiscal 1997 of $370.8 million were slightly lower in relation to fiscal 1996 sales of $373.2 million primarily due to a shift in customer sales mix which focused on rationalizing the segment`s product offerings and customer base.

     Operating earnings of $36.0 million in fiscal 1997 increased from $24.0 million in fiscal 1996, primarily due to more effective procurement, increased operating efficiencies and improved promotional activities management.

     SPECIALTY - Sales for fiscal 1997 increased 17.9% to $301.9 million from $256.0 million in fiscal 1996. The increase is largely due to the full-year inclusion of sales generated by a mid-fiscal 1996 acquisition and the increased sales volume of the segment's non-dairy creamer products.

     Fiscal 1997 operating earnings of $36.7 million increased 37.2% over earnings of $26.7 million in fiscal 1996. The improvement in operating earnings is attributable to the higher sales of powdered products and the full-year earnings of the mid-fiscal 1996 acquisition.

CORPORATE

Corporate expenses increased in fiscal 1997 over fiscal 1996 principally as the result of increased compensation and stock plan accruals reflecting improved 1997 results, as well as increased pension and other expenses related to 1997 management changes.

INTEREST EXPENSE

Fiscal 1997 interest expense decreased $1.2 million, or 7.6%, principally as a result of decreased debt service on short-term borrowings. The Company had lower average borrowings at lower weighted average interest rates during fiscal 1997 in comparison to fiscal 1996.

INCOME TAXES

The Company recognized an effective tax rate of 40.6% for fiscal 1997 versus an effective rate of (8.2)% for fiscal 1996. The 1996 tax provision of $1.3 million, on a pre-tax loss from continuing operations of $15.6 million was due to the impact of non-deductible goodwill.

DISCONTINUED OPERATIONS

Income from discontinued operations, net of taxes, was $12.7 million in fiscal 1997 versus a loss of $32.8 million in fiscal 1996. The fiscal 1996 loss includes a pre-tax charge of $47.6 million related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance costs.



--------------------------------------------------------------------------------
(19) Financial Review
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

                                FINANCIAL REVIEW


FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's operating cash and capital expenditure requirements have historically been met through funds generated internally from assets employed.

     Working capital at May 31, 1998 was $67.3 million, an increase of $2.3 million over the prior year. The Company's current ratio was 1.19 compared to
1.22 at the end of fiscal 1997. Cash and temporary cash investments at May 31, 1998 were $11.9 million, an increase of $7.5 million from the prior year-end. Inventories increased $13.3 million principally the result of inventories of businesses acquired during fiscal 1998.

     Seasonal working capital requirements of continuing operations are funded using short-term debt under the Company`s Revolving Credit Agreement or its bilateral lines of credit. During fiscal 1998, funds drawn under the Revolving Credit Agreement and bilateral lines of credit were also used to fund acquisitions. The short-term borrowings outstanding at the end of fiscal 1998 were $12.0 million, whereas the borrowings outstanding at the end of fiscal 1997 were $3.0 million.

     Net property, plant, and equipment at May 31, 1998 increased $169.3 million this year principally due to the assets of businesses acquired and capital expenditures, net of dispositions and depreciation. The fiscal 1998 capital expenditures increase reflects the Company's continued emphasis on investing to achieve growth from new products, improved operating efficiencies, and expansion of existing product lines.

     The Company's financial strategy includes utilizing a combination of debt and equity that will maintain a competitive weighted average cost of capital and provide sufficient liquidity for growth. The Company has access to significant capital via debt and equity markets. The Company will continue to use the long-term debt markets in its funding of acquisitions and major capital expenditures.

     During fiscal 1998, the Company entered into a $500 million Revolving Credit Agreement which matures in 2003. This Credit Agreement replaces the Company`s prior $300 million Amended and Restated Credit Agreement. Borrowings under this facility as of May 31, 1998 were $210.0 million. In October 1997, the Company issued $150 million of 6.9% Notes due 2017. Long-term obligations at May 31, 1998 were $558.2 million, an increase of $349.3 million from last year-end. The increased debt was used to finance 1998 acquisitions and increased capital expenditures. The Company's total debt to total capital ratio at May 31, 1998 was 48.3% compared to 28.3% a year ago. The net cash proceeds to be received upon the completion of the pending sale of the Vegetables segment are expected to be utilized to repay borrowings under the Revolving Credit Agreement. This will provide additional capacity to fund future acquisitions and capital expenditures.

     Shareholders' equity at May 31, 1998 was $619.3 million, an increase of $51.6 million from last year-end, reflecting fiscal year 1998 earnings less dividends paid to shareholders and common stock repurchased. The Treasury Stock held at May 31, 1998 is available for use in future acquisitions, for stock options or for other general business purposes.

CASH FLOWS

The change in cash for fiscal 1998 was an increase of $7.5 million, whereas cash decreased by $6.0 million during fiscal 1997. The Company's cash flow activities are as follows:

     OPERATING ACTIVITIES - Cash provided from operations for fiscal 1998 was $162.7 million compared to $147.3 million and $108.9 million for fiscal years 1997 and 1996, respectively. The increased cash provided in 1998 was principally the result of increased earnings during fiscal 1998.

     INVESTING ACTIVITIES - Net cash used in the Company's investing activities in fiscal 1998 was $472.3 million compared to $67.8 million and $113.7 million in fiscal years 1997 and 1996, respectively. Capital expenditures and business acquisitions are the Company's principal investing activities. During 1998, the Company invested $104.7 million in capital expenditures, compared with $55.6 million and $71.1 million in fiscal 1997 and 1996, respectively. The $49.1 million increase between fiscal 1998 and 1997 reflects the company's commitment to focus on investing in innovative product growth such as the small bottle initiative, improved production efficiencies and expansion of existing product lines. Fiscal 1999 capital expenditures are expected to be slightly higher than fiscal 1998 due to capital projects related to new product growth, primarily the continued roll-out of the Dairy segment's small bottle initiative.

     The Company invested $369.6 million in 1998 to acquire eight dairies, one pickle and one specialty operation. The significant fiscal 1998 acquisition activity reflects the Company's commitment to focus on profitable growth in its core business segments. During the three years ended May 31, 1998, a total of $430.2 million was spent to acquire businesses which are discussed in Note 2 to the consolidated financial statements.

     Subsequent to fiscal 1998 year-end, the Company completed the acquisitions of Barber Dairies, Inc. and Hillside Dairy, each for cash consideration. The Company also announced it has reached a definitive agreement to acquire U.C. Milk Company for cash consideration.

     FINANCING ACTIVITIES - Net cash provided by financing activities during fiscal 1998 was $279.0 million compared to net cash used of $125.0 million in fiscal 1997 and net cash provided of $30.5 million in fiscal 1996. The issuance of long-term obligations to fund acquisitions and increased capital expenditure activity is the principal



--------------------------------------------------------------------------------
(20) Financial Review
--------------------------------------------------------------------------------
reason for the change in net financing activities between fiscal 1998 and 1997. The net repayment of $89.0 million of short-term borrowings in fiscal 1997, which was possible due to the lower level of acquisitions and capital expenditures in that year, is the principal reason for the fluctuation in net financing activities between fiscal 1997 and 1996.

     Short-term borrowings outstanding at fiscal year end 1998 and 1997 were $12.0 million and $3.0 million, respectively. Cash dividends paid were $32.0 million in fiscal 1998 compared to $30.1 million and $28.5 million during fiscal years 1997 and 1996, respectively.

YEAR 2000 COMPLIANCE

The Year 2000 issue results from computer programs using two digits rather than four to define the applicable year. As the year 2000 approaches, systems using such programs may be unable to accurately process certain date-based information. Like many other companies, the Company is continuing to assess and modify its computer, production and facility systems and business processes to provide for their continued functionality. The Company is also assessing the readiness of external entities, including suppliers, vendors, and banking and insurance partners, and is coordinating its efforts to address the Year 2000 issue with those entities.

     In addition, the Company is addressing the Year 2000 issue by both augmenting previously scheduled computer maintenance with procedures designed to locate and correct Year 2000 problems and by slightly accelerating its normal equipment and software replacement schedules. The Company expects that substantially all new system upgrades or reprogramming efforts, including contingency planning, will be completed by December 31, 1998. The costs associated with these procedures have not been and are not expected to be material to the Company's financial condition or results of operations.

     The Company believes that modification of existing software and conversions to new software will result in Year 2000 compliance. However, given the complexity of the Year 2000 issue, the impact on business operations due to failure by the Company to achieve compliance or failure by external entities, such as suppliers and vendors, to achieve compliance, which the Company cannot control, could adversely affect the Company's consolidated results of operations.

ENVIRONMENTAL MATTERS

On July 10, 1996, a subsidiary of the Company was fined approximately $4 million in a lawsuit filed by the United States of America in the United States District Court for the Middle District of Pennsylvania alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company has appealed the lower court ruling on the grounds that the fine should be substantially reduced. The Appellate Court has upheld the lower court ruling and the Company is currently considering its options for settlement or further proceedings. If the Company's efforts in this regard are ultimately unsuccessful, the fine would be covered by existing reserves. The Company continues to give attention to the impact of operations on the environment and compliance with current federal, state and local regulations relating to the protection of the environment.

NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This new pronouncement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This standard is effective for the Company's fiscal year ending May 30, 1999.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was also issued in June 1997, and establishes new standards for reporting information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. This standard is effective for the Company's fiscal year ending May 30, 1999. The Company expects that the adoption of SFAS No. 131 will not have a material effect on its existing segment information disclosures.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June, 1998. This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This standard is effective for the Company's 1999 fiscal year and adoption of this standard is not expected to have a material impact on the Company's financial condition or results of operations.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report are "forward looking statements" as defined by the Private Securities Litigation Reform Law of 1995. These statements, which may be indicated by words such as "expects", "intends", "believes", "forecasts", or other words of similar meaning, involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of the Report. These risks include, but are not limited to, risks associated with the Company's acquisition strategy, adverse weather conditions resulting in poor harvest conditions, raw milk costs, interest rate fluctuations, competitive pricing pressures, marketing and cost-management programs, changes in government programs and shifts in market demand.


--------------------------------------------------------------------------------
(21) Financial Review
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     CONSOLIDATED
           BALANCE SHEETS


May 31, 1998 and May 25, 1997 (In thousands)

ASSETS                                                                           1998         1997
--------------------------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------------------------
        Cash and temporary cash investments                                $   11,932   $    4,386
        ------------------------------------------------------------------------------------------
        Accounts and notes receivable, less allowance for doubtful
             accounts of $4,212 and $3,085, respectively                      225,970      174,784
        ------------------------------------------------------------------------------------------
        Inventories                                                           135,405      122,130
        ------------------------------------------------------------------------------------------
        Deferred tax assets                                                    12,329       16,939
        ------------------------------------------------------------------------------------------
        Other                                                                  34,602       40,644
        ------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                  420,238      358,883
        ------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
--------------------------------------------------------------------------------------------------
        Land                                                                   35,072       22,554
        ------------------------------------------------------------------------------------------
        Buildings and improvements                                            280,567      211,604
        ------------------------------------------------------------------------------------------
        Machinery and equipment                                               542,782      457,588
        ------------------------------------------------------------------------------------------
        Transportation equipment                                               64,033       50,551
        ------------------------------------------------------------------------------------------
        Construction in progress                                               43,772       25,179
        ------------------------------------------------------------------------------------------
                                                                              966,226      767,476
        ------------------------------------------------------------------------------------------
        Less - Accumulated depreciation                                       415,162      385,676
        ------------------------------------------------------------------------------------------
        TOTAL PROPERTIES, NET                                                 551,064      381,800
        ------------------------------------------------------------------------------------------

NET ASSETS OF DISCONTINUED OPERATIONS                                         288,037      312,855
--------------------------------------------------------------------------------------------------

OTHER ASSETS
--------------------------------------------------------------------------------------------------
        Goodwill, net of amortization of $9,984 and $6,169, respectively      329,692       62,801
        ------------------------------------------------------------------------------------------
        Other intangible assets, net of amortization of $1,553 and
             $1,540, respectively                                               4,905        2,044
        ------------------------------------------------------------------------------------------
        Other                                                                  13,253       15,297
        ------------------------------------------------------------------------------------------
        TOTAL OTHER ASSETS                                                    347,850       80,142
        ------------------------------------------------------------------------------------------

TOTAL ASSETS                                                               $1,607,189   $1,133,680
==================================================================================================

See accompanying notes to consolidated financial statements.



--------------------------------------------------------------------------------
(22) Consolidated Balance Sheets
--------------------------------------------------------------------------------

(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY                                          1998           1997
-------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
-------------------------------------------------------------------------------------------------
        Notes payable to banks                                         $    12,000    $     3,000
        -----------------------------------------------------------------------------------------
        Current installments of long-term obligations                        9,014         12,657
        -----------------------------------------------------------------------------------------
        Accounts payable and accrued expenses                              311,303        254,522
        -----------------------------------------------------------------------------------------
        Dividends payable                                                    8,079          7,738
        -----------------------------------------------------------------------------------------
        Federal and state income taxes                                      12,518         15,978
        -----------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                          352,914        293,895
        ------------------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS                                                      558,233        208,931
-------------------------------------------------------------------------------------------------


DEFERRED LIABILITIES
-------------------------------------------------------------------------------------------------
        Deferred income taxes                                               43,536         25,262
        -----------------------------------------------------------------------------------------
        Other                                                               33,240         37,911
        -----------------------------------------------------------------------------------------
        TOTAL DEFERRED LIABILITIES                                          76,776         63,173
        ------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------
        Preferred stock, $1 par value, 10,000,000 shares authorized,
             none issued                                                         -              -
        -----------------------------------------------------------------------------------------
        Common stock, $1 par value, 80,000,000 shares authorized,
             41,962,091 and 41,544,923 shares issued, respectively          41,962         41,545
        -----------------------------------------------------------------------------------------
        Capital in excess of par value                                      31,127         18,073
        -----------------------------------------------------------------------------------------
        Retained earnings                                                  612,390        538,450
        -----------------------------------------------------------------------------------------
        Cumulative translation adjustment                                     (290)          (218)
        -----------------------------------------------------------------------------------------
        Less - Treasury stock, at cost, 1,992,420 and 1,261,920
             shares, respectively                                           65,923         30,169
        -----------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS' EQUITY                                         619,266        567,681
        ------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES                                           -              -
-------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 1,607,189    $ 1,133,680
=================================================================================================

See accompanying notes to consolidated financial statements.




--------------------------------------------------------------------------------
(23) Consolidated Balance Sheets
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     CONSOLIDATED STATEMENTS
           OF INCOME


For the Three Fiscal Years Ended May 31, 1998 (In thousands)          1998          1997          1996
------------------------------------------------------------------------------------------------------

NET SALES                                                      $ 2,735,834   $ 2,460,563   $ 2,240,517
------------------------------------------------------------------------------------------------------
Costs of products sold                                           2,105,849     1,901,791     1,757,810
------------------------------------------------------------------------------------------------------
Delivery, selling and administrative expenses                      467,466       420,101       380,861
------------------------------------------------------------------------------------------------------
Special charge                                                           -             -       102,439
------------------------------------------------------------------------------------------------------
OPERATING EARNINGS (LOSS)                                          162,519       138,671          (593)
------------------------------------------------------------------------------------------------------
Interest expense                                                    21,101        15,071        16,316
------------------------------------------------------------------------------------------------------
Interest income                                                      2,312           929         1,323
------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
        BEFORE INCOME TAXES                                        143,730       124,529       (15,586)
------------------------------------------------------------------------------------------------------
Provision for income taxes                                          55,750        50,541         1,279
------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                            87,980        73,988       (16,865)
------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations, net of taxes            18,322        12,716       (32,823)
------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              $   106,302   $    86,704   $   (49,688)
======================================================================================================
BASIC INCOME (LOSS) PER SHARE:
------------------------------------------------------------------------------------------------------
        Income (loss) from continuing operations               $      2.17   $      1.84   $      (.42)
        ----------------------------------------------------------------------------------------------
        Income (loss) from discontinued operations                     .46           .32          (.82)
        ----------------------------------------------------------------------------------------------
        Net income (loss)                                      $      2.63   $      2.16   $     (1.24)
        ==============================================================================================
DILUTED INCOME (LOSS) PER SHARE:
------------------------------------------------------------------------------------------------------
        Income (loss) from continuing operations               $      2.13   $      1.83   $      (.42)
        ----------------------------------------------------------------------------------------------
        Income (loss) from discontinued operations                     .44           .32          (.82)
        ----------------------------------------------------------------------------------------------
        Net income (loss)                                      $      2.57   $      2.15   $     (1.24)
        ==============================================================================================
WEIGHTED AVERAGE COMMON SHARES:
------------------------------------------------------------------------------------------------------
        Basic                                                       40,469        40,181        40,122
        ----------------------------------------------------------------------------------------------
        Diluted                                                     41,395        40,377        40,140
        ==============================================================================================


See accompanying notes to consolidated financial statements.



--------------------------------------------------------------------------------
(24) Consolidated Statements of Income
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     CONSOLIDATED STATEMENTS
           OF SHAREHOLDERS' EQUITY



For the Three Fiscal Years Ended May 31, 1998 (In thousands)
-------------------------------------------------------------------------------------------------------------------
                                           COMMON     COMMON    CAPITAL IN                  CUMULATIVE
                                            STOCK      STOCK     EXCESS OF     RETAINED    TRANSLATION    TREASURY
                                           SHARES      VALUE     PAR VALUE     EARNINGS     ADJUSTMENT       STOCK
-------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 28, 1995                   40,078    $41,339       $12,705    $ 560,881          $(228)   $(30,171)
-------------------------------------------------------------------------------------------------------------------
Net loss                                        -          -             -      (49,688)             -           -
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock                       47         47         1,275            -              -           -
-------------------------------------------------------------------------------------------------------------------
Exercise of stock options                       9          9           178            -              -           -
-------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.72 per share         -          -             -      (28,894)             -           -
-------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment               -          -             -            -            239           -
-------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 26, 1996                   40,134     41,395        14,158      482,299             11     (30,171)
-------------------------------------------------------------------------------------------------------------------
Net income                                      -          -             -       86,704              -           -
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock                      120        120         3,222            -              -           -
-------------------------------------------------------------------------------------------------------------------
Exercise of stock options                      30         30           692            -              -           -
-------------------------------------------------------------------------------------------------------------------
Issuance of treasury stock                      -          -             1            -              -           2
-------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.76 per share         -          -             -      (30,553)             -           -
-------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment               -          -             -            -           (229)          -
-------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 25, 1997                   40,284     41,545        18,073      538,450           (218)    (30,169)
-------------------------------------------------------------------------------------------------------------------
Net income                                      -          -             -      106,302              -           -
-------------------------------------------------------------------------------------------------------------------
Issuance of common stock                      358        358         2,397            -              -           -
-------------------------------------------------------------------------------------------------------------------
Exercise of stock options                      59         59        10,657            -              -           -
-------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                   (731)         -             -            -              -     (35,754)
-------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.80 per share         -          -             -      (32,362)             -           -
-------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment               -          -             -            -            (72)          -
-------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 31, 1998                   39,970    $41,962       $31,127    $ 612,390          $(290)   $(65,923)
===================================================================================================================

See accompanying notes to consolidated financial statements.




--------------------------------------------------------------------------------
(25) Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     CONSOLIDATED STATEMENTS
           OF CASH FLOWS



For the Three Fiscal Years Ended May 31, 1998 (In thousands)                         1998         1997         1996
-------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------------
        Income (loss) from continuing operations                                $  87,980    $  73,988    $ (16,865)
        -----------------------------------------------------------------------------------------------------------
        Adjustments to reconcile income (loss) from continuing
        operations to net cash provided from continuing operations:
        -----------------------------------------------------------------------------------------------------------
           Depreciation and amortization                                           60,418       51,434       51,962
           --------------------------------------------------------------------------------------------------------
           Deferred income taxes                                                   16,131        6,888      (26,932)
           --------------------------------------------------------------------------------------------------------
           Other long-term deferred liabilities                                    (5,409)       5,351       12,070
           --------------------------------------------------------------------------------------------------------
           Special charge                                                               -            -      102,439
           --------------------------------------------------------------------------------------------------------
           (Increase) decrease in working capital items, net of acquisitions:
           --------------------------------------------------------------------------------------------------------
               Accounts and notes receivable                                      (16,581)     (16,925)     (11,002)
               ----------------------------------------------------------------------------------------------------
               Inventories and other current assets                                19,857       (3,059)       5,786
               ----------------------------------------------------------------------------------------------------
               Accounts payable and accrued expenses                              (10,294)      21,199        2,607
               ----------------------------------------------------------------------------------------------------
               Federal and state income taxes                                       9,342        8,402       (8,970)
               ----------------------------------------------------------------------------------------------------
           Other                                                                    1,266          (14)      (2,171)
           --------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED FROM CONTINUING OPERATIONS                              162,710      147,264      108,924
        -----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------
        Capital expenditures                                                     (104,683)     (55,580)     (71,086)
        -----------------------------------------------------------------------------------------------------------
        Proceeds from dispositions of property,
           plant and equipment                                                      1,943        2,093          273
        -----------------------------------------------------------------------------------------------------------
        Acquisitions, net of cash acquired                                       (369,560)     (16,332)     (44,305)
        -----------------------------------------------------------------------------------------------------------
        Proceeds from businesses divested                                               -        2,000        1,399
        -----------------------------------------------------------------------------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                    (472,300)     (67,819)    (113,719)
        -----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------
        Issuance of long-term obligations                                         357,575        8,200        9,799
        -----------------------------------------------------------------------------------------------------------
        Repayment of long-term obligations                                        (35,509)     (13,475)     (11,719)
        -----------------------------------------------------------------------------------------------------------
        Issuance (repayment) of notes payable to banks, net                         9,000      (89,000)      63,000
        -----------------------------------------------------------------------------------------------------------
        Unexpended industrial revenue bond proceeds                                 4,656       (4,662)      (3,608)
        -----------------------------------------------------------------------------------------------------------
        Cash dividends paid                                                       (32,021)     (30,113)     (28,474)
        -----------------------------------------------------------------------------------------------------------
        Issuance of common stock                                                   11,020        4,064        1,509
        -----------------------------------------------------------------------------------------------------------
        Issuance (purchase) of treasury stock                                     (35,754)           3            -
        -----------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       278,967     (124,983)      30,507
        -----------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                             38,169       39,525      (20,139)
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                          7,546       (6,013)       5,573
-------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS - BEGINNING OF YEAR                             4,386       10,399        4,826
-------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS - END OF YEAR                               $  11,932    $   4,386    $  10,399
===================================================================================================================

See accompanying notes to consolidated financial statements.




--------------------------------------------------------------------------------
(26) Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS


Dollar amounts in thousands unless otherwise noted.

1. NATURE OF THE BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

     NATURE OF BUSINESS - Dean Foods Company and its subsidiaries ("the Company") are engaged in the processing, distribution and sales of dairy, pickle and other specialty food products. The Company operates in three business segments. The Company's principal products in the Dairy segment are fluid milk and cultured products, ice cream and extended shelf life products. The Pickles segment's principal products are pickles, relishes and related items. Specialty segment products include powdered products, refrigerated salad dressings, sauces, puddings and dips, as well as the operations of the Company's transportation subsidiary.

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

     DEFINITION OF FISCAL YEAR - The Company's fiscal year ends on the last Sunday in May. There were 53 weeks in the fiscal year ended May 31, 1998, whereas there were 52 weeks in fiscal 1997 and 1996.

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

     INVENTORIES - Inventories are stated at the lower of cost or market. The majority of Pickles inventories are valued on the last-in, first-out (LIFO) method. Dairy and certain Specialty inventories are valued on the first-in, first-out (FIFO) method.

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

     LONG-LIVED ASSETS - The Company continually reviews intangible assets and property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of the undiscounted future cash flows or, in the case of goodwill, undiscounted operating earnings, over the remaining life of the asset is compared to the carrying amount to determine whether an impairment exists. The Company believes that no indicators of impairment of long-lived assets existed at May 31, 1998.

     PENSIONS - Substantially all of the Company's employees are covered by Company or union-management-administered pension plans or profit sharing plans. The policy with respect to Company-administered pension plans is to fund accrued pension costs based on determinations made by independent actuaries which include provisions for service cost, interest cost, return on pension assets and amortization of prior service cost and unrecognized initial net assets.

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

     INCOME PER COMMON SHARE - Income per share is computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic income per common share is based upon the weighted average number of common shares outstanding during each year. Diluted income per common share is calculated based upon the sum of the weighted average number of shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of the outstanding options under the Company's stock option plans. There are no differences in the income used to compute the Company's basic and diluted income per share.

     STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to measure compensation cost using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

     RECLASSIFICATIONS - Certain previously reported amounts have been reclassified to conform with year-end 1998 presentations.




--------------------------------------------------------------------------------
(27) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS



2. BUSINESS ACQUISITIONS

During fiscal 1998, the Company made the following ten acquisitions:

ACQUISITION                         CLOSING DATE
-----------------------------------------------------
DAIRY SEGMENT:
Purity Dairies                      May 14, 1998
Coburg Dairy                        March 31, 1998
Dairy Business of American
    Stores Company (Lucky Stores)   March 2, 1998
Wengert's Dairy                     February 23, 1998
Sani-Dairy Division of the
    Penn Traffic Company            January 20, 1998
Maplehurst Dairy, Inc.              January 6, 1998
H. Meyer Dairy Company              November 24, 1997
Milk Products LLC                   November 21, 1997
-----------------------------------------------------
PICKLES SEGMENT:
Schwartz Pickle                     May 18, 1998
-----------------------------------------------------
SPECIALTY SEGMENT:
Marie's Salad Dressing              May 27, 1997
-----------------------------------------------------

    All of the acquisitions were asset purchases, except the Coburg and Purity acquisitions which were stock purchases. Cash consideration for all of the above transactions totaled $369.6 million. In addition to the cash consideration paid for these businesses, the Company assumed certain liabilities.

    On a pro forma basis, the net sales (unaudited) of the Company would have been $3,254.5 million in 1998 and $3,178.0 million in 1997. The pro forma sales amounts assume that all of the above acquisitions occurred at the beginning of each period presented. On a pro forma basis, the results of operations (unaudited) of the companies acquired would not have had a material effect on the Company's net income or income per common share in 1998 or 1997.

    During fiscal 1997, the Company acquired a dairy operation and a dairy distributor for $16.3 million in cash consideration. During fiscal 1996, the Company acquired one operation in each of the Pickles and Specialty segments for $44.3 million in cash consideration. The pro forma impact as if these acquisitions had taken place at the beginning of the fiscal year prior to acquisition is not significant.

    All of the above acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, the operating results of the acquired companies subsequent to their respective acquisition dates are included in the Company's consolidated financial statements. The fiscal 1998 acquisitions have been recorded at their estimated fair values using preliminary valuations of the opening balance sheets. These estimates of fair value are subject to change when final information concerning asset and liability valuations are obtained. Goodwill arising from the acquisitions, totaling an estimated $276.4 million in 1998, $13.5 million in 1997, and $22.6 million in 1996, will be amortized using the straight-line method over periods up to forty years.

3. DISCONTINUED OPERATIONS

On July 27, 1998, the Company announced it had reached a definitive agreement to sell its vegetable operations to Agrilink Foods, Inc. for approximately $400 million in cash plus an aseptic foods business, which will be folded into the Company's Specialty business segment. The transaction is subject to regulatory approval and is expected to close in the first half of fiscal 1999. Accordingly, financial information has been restated to present the Vegetables segment as discontinued operations.

    Net Assets of Discontinued Operations are summarized as follows:

                                  1998            1997

------------------------------------------------------
Current assets                $180,930        $203,249
------------------------------------------------------
Net plant, property
   and equipment               133,276         145,374
------------------------------------------------------
Other assets                    46,204          47,910
------------------------------------------------------
Current liabilities             49,251          60,206
------------------------------------------------------
Long-term obligations            2,450           2,995
------------------------------------------------------
Deferred liabilities            20,672          20,477
------------------------------------------------------
Net assets of discontinued
   operations                 $288,037        $312,855
======================================================

    Net sales of discontinued operations were $533.3 million, $557.8 million and $573.8 million for 1998, 1997, and 1996, respectively. The income tax provision (benefit) included in Income (Loss) from Discontinued Operations was $12.2 million, $8.5 million and $(21.0) million for 1998, 1997 and 1996, respectively. Income from operations of the discontinued segment includes interest expense allocations (based on short-term interest expense incurred and changes in working capital levels) of $9.2 million, $10.3 million and $12.0 million in 1998, 1997 and 1996, respectively. The fiscal 1996 loss from discontinued operations includes a pre-tax charge of $47.6 million related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance costs.




--------------------------------------------------------------------------------
(28) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4. BORROWING ARRANGEMENTS

Long-term obligations, less installments due within one year, are summarized below:

                                                  1998       1997
-----------------------------------------------------------------
Senior note, 6.75%,
   maturing in 2005                           $ 99,293   $ 99,192
-----------------------------------------------------------------
Senior note, 6.9%,
   maturing in 2017                            147,650          -
-----------------------------------------------------------------
Revolving Credit Agreement,
   maturing in 2003
   (average 6.0%)                              210,000          -
-----------------------------------------------------------------
Installment note, 9.64%,
   maturing in equal amounts
   of $6,500 through 2005                       45,500     52,000
-----------------------------------------------------------------
Installment note, 10.1%                              -     24,500
-----------------------------------------------------------------
Industrial revenue bonds,
   maturing in varying amounts
   through 2021:
   Fixed rate, 7.4%                              1,900      2,238
   --------------------------------------------------------------
   Floating rate, 3.85% to
     6.2% (average 4.13%)                       39,355     33,575
-----------------------------------------------------------------
Capitalized lease obligations,
   6.1% to 9.75%, maturing in
   various installments through 2011            20,464      8,956
-----------------------------------------------------------------
Other obligations, maturing
   in varying amounts
   through 2004, 6.0% to
   10.0% (average 6.42%)                         3,085      1,127
-----------------------------------------------------------------
                                               567,247    221,588
-----------------------------------------------------------------
Less: Installments due
   within one year                               9,014     12,657
-----------------------------------------------------------------
Total long-term obligations                   $558,233   $208,931
=================================================================

     In fiscal 1998, the Company entered into a $500 million Revolving Credit Agreement maturing in 2003. The borrowings under the Credit Agreement are unsecured and for which the Company presently pays a facility fee of 0.07%. Borrowings under the Credit Agreement bear interest, at the Company's option, at either fixed or variable rates linked to the Company's overall public debt credit rating. During fiscal 1998, the maximum borrowings under the Credit Agreement were $210.0 million; average borrowings were $14.9 million at a weighted average interest rate of 6.0%. At May 31, 1998, there were $210.0 million of direct borrowings outstanding under this facility.

     The Company has $50 million in committed short-term lines of credit available for borrowing needs. Lending banks are compensated on a fee basis for the credit lines. During 1998, maximum borrowings under the Company's committed and uncommitted lines of credit were $150.0 million; average borrowings for the year were $29.3 million at a weighted average interest rate of 5.8%. At May 31, 1998, the Company had $12.0 million outstanding from uncommitted short-term lines of credit.

     In October 1997, the Company issued $150 million of 6.9% Notes due 2017. The net proceeds were used to repay existing short-term indebtedness under the bank credit facilities and for acquisitions.

     At May 31, 1998, the most restrictive provisions of the Company's borrowing arrangements, as included in the Installment Note, were as follows: tangible net worth of at least $175 million, working capital of at least $60 million, and a current ratio of at least 1.25 were required to be maintained; approximately $36 million of retained earnings was unrestricted for the payment of cash dividends and repurchase of common stock; and the Company's ratio of Funded Indebtedness to Consolidated Total Capitalization (the definition of which reduces Shareholders' Equity by consolidated intangible assets), the "Indebtedness Ratio," cannot exceed 65%. As a result of fiscal 1998 acquisition activity, the Company's Indebtedness Ratio was 65.4% for the period ended May 31, 1998. The Company received waivers from its Installment Note lenders addressing the deficiency. The Company was in compliance with all other debt covenants as of May 31, 1998. The Company has received the necessary waivers from its lenders to permit the sale of its Vegetables segment.

     Maturities of long-term obligations during each of the years 2000 through 2003 are $9,079, $11,974, $10,226 and $219,124, respectively.

     Certain land, buildings and machinery and equipment having a net carrying value of approximately $23 million were mortgaged or otherwise encumbered against long-term debt of $21 million at May 31, 1998.

     The fair value of the Company's long-term debt was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At May 31, 1998 and May 25, 1997 the fair value of long-term debt is estimated to be $579.0 million and $227.4 million, respectively.

5. SHAREHOLDERS' EQUITY

The 1998 shareholders' rights plan, adopted in May 1998 to replace the 1988 plan, protects shareholders in the event the Company becomes the target of coercive and unfair takeover tactics. The rights were distributed to shareholders on the basis of one preferred share purchase right for each share of Dean Foods Company common stock. Each right is attached to and traded with the Company's common stock, but will detach and become exercisable ten days after a public announcement that a person or group has acquired, or has announced a tender offer for, 15% or more of the Company's common stock. The rights will initially be



--------------------------------------------------------------------------------
(29) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS



exercisable to purchase common stock equivalents for $200 per share. Upon a person acquiring 15% or more of the Company's common stock, the rights will entitle the holders (other than the acquiring person) to purchase shares of common stock at a 50% discount. The rights may be redeemed by the Company for $.01 per right at any time prior to a public announcement that a person or group has acquired 15% or more of the Company's common stock. The rights expire on August 10, 2008, unless previously redeemed or exercised.

     The Company may repurchase shares of its common stock from time to time in the open market, in privately-negotiated transactions or otherwise at a price or prices reasonably related to the then prevailing market price.

6. STOCK PLANS

A summary of stock option activity for the Company's stock option plans follows:

                                 Number         Average
                              of Shares    Option Price
                           Under Option       Per Share
-------------------------------------------------------
Options outstanding
   at May 28, 1995            1,072,802          $28.09
-------------------------------------------------------
Changes during the year:
-------------------------------------------------------
    Granted                     313,564           28.08
-------------------------------------------------------
    Terminated                  (18,222)          29.04
-------------------------------------------------------
    Exercised                   (17,380)          24.87
-------------------------------------------------------
Options outstanding
   at May 26, 1996            1,350,764           28.12
-------------------------------------------------------
Changes during the year:
-------------------------------------------------------
    Granted                     779,570           26.28
-------------------------------------------------------
    Terminated                 (114,329)          27.94
-------------------------------------------------------
    Exercised                  (123,211)          26.94
-------------------------------------------------------
Options outstanding
   at May 25, 1997            1,892,794           27.45
-------------------------------------------------------
Changes during the year:
-------------------------------------------------------
    Granted                     828,074           34.77
-------------------------------------------------------
    Terminated                  (92,771)          30.23
-------------------------------------------------------
    Exercised                  (416,924)          27.44
-------------------------------------------------------
Options outstanding
   at May 31, 1998            2,211,173          $30.07
=======================================================


    Options exercisable and available for grants at the end of each respective year are as follows:

                            1998        1997       1996
-------------------------------------------------------
Exercisable            1,020,194     880,533    715,167
-------------------------------------------------------
Average option
   price per share        $28.92      $28.03     $27.96
=======================================================

Available for grants   2,330,613     697,969  1,381,444
=======================================================


All outstanding options are within the range of $22.87 to $38.00 per share, except for 60,000 shares granted in fiscal 1998 at approximately $55.00 per share. The weighted average contractual life of all outstanding options is seven years.

     The Company has adopted the disclosure-only provision under SFAS No. 123, "Accounting for Stock-Based Compensation," while continuing to measure compensation cost under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had the accounting provisions of SFAS No.123 been adopted, the effect on net earnings for 1998, 1997, and 1996 would have been immaterial. The weighted average fair value of options at date of grant was $15.00, $6.64 and $9.60 during 1998, 1997 and 1996, respectively. The fair value of each option at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                               1998      1997      1996
--------------------------------------------------------
Expected life (years)           8.0       8.0       8.0
--------------------------------------------------------
Risk-free rate of return        6.9%      6.9%      6.5%
--------------------------------------------------------
Volatility                     20.6%     20.0%     23.7%
--------------------------------------------------------
Dividend yield                  2.0%      2.0%      2.0%
--------------------------------------------------------


     Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 5,415,000 shares of the Company's common stock. Of these shares, a maximum of 215,000 may be granted to non-employee directors. A total of 139,500 shares have been granted to non-employee directors. A total of 92,932 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to the aggregate increase in the market value of the common stock since the date of grant. Options terminate ten years after date of grant.

     The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program). Key employees elected to receive 47,225 and 29,858 shares under the Stock Bonus Awards Program which related to bonuses in fiscal 1998 and 1997, respectively.




--------------------------------------------------------------------------------
(30) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. INVENTORIES

At May 31, 1998 and May 25, 1997, inventories comprised the following:

                                        1998       1997
-------------------------------------------------------
Raw materials and supplies          $ 45,266   $ 36,154
-------------------------------------------------------
Materials in process                  12,432     16,326
-------------------------------------------------------
Finished goods                        87,390     80,342
-------------------------------------------------------
                                     145,088    132,822
-------------------------------------------------------
Less: Excess of current cost over
   stated value of last-in,
   first-out inventories               9,683     10,692
-------------------------------------------------------
Total inventories                   $135,405   $122,130
=======================================================

The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 23.9% and 28.5% for 1998 and 1997, respectively.

8. INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Provision for income taxes was as follows:

                          1998       1997        1996
-----------------------------------------------------
Current tax expense:
-----------------------------------------------------
   Federal             $34,196   $ 37,859    $ 23,243
-----------------------------------------------------
   State and foreign     5,423      5,794       4,968
-----------------------------------------------------
                        39,619     43,653      28,211
-----------------------------------------------------
Deferred tax expense
   (benefit):
-----------------------------------------------------
   Federal              12,852      5,191     (25,455)
-----------------------------------------------------
   State and foreign     3,279      1,697      (1,477)
-----------------------------------------------------
                        16,131      6,888     (26,932)
-----------------------------------------------------
Provision for
   income taxes        $55,750   $ 50,541    $  1,279
=====================================================


     The effective tax rates differ from the prevailing statutory federal rate as follows:

                                 1998       1997      1996
------------------------------------------------------------
Statutory federal tax rate       35.0%      35.0%     35.0 %
------------------------------------------------------------
State and foreign,
   net of federal benefit         4.0        4.6       3.5
------------------------------------------------------------
Goodwill amortization             0.7        0.5     (48.4)
------------------------------------------------------------
Other, net                       (0.9)       0.5       1.7
------------------------------------------------------------
Effective tax rate               38.8%      40.6%     (8.2)%
============================================================


     The components of the deferred income tax assets and liabilities were as follows:

                                          1998        1997
----------------------------------------------------------
Deferred tax assets:
----------------------------------------------------------
   Accounts receivable                $ (3,100)   $    569
----------------------------------------------------------
   Inventory                            (4,089)     (5,113)
----------------------------------------------------------
   Self-insurance reserves              14,472      13,404
----------------------------------------------------------
   Vacation pay                          1,670       3,697
----------------------------------------------------------
   Marketing accruals                    4,176       2,156
----------------------------------------------------------
   Future benefit of special charge          -       2,509
----------------------------------------------------------
   Other                                  (800)       (283)
----------------------------------------------------------
Total deferred tax assets             $ 12,329    $ 16,939
==========================================================

Deferred tax liabilities:
----------------------------------------------------------
   Fixed assets                       $(65,062)   $(64,006)
----------------------------------------------------------
   Deferred compensation                10,070      10,238
----------------------------------------------------------
   DISC deferral                        (2,428)     (2,735)
----------------------------------------------------------
   Intangibles                           4,741       4,603
----------------------------------------------------------
   Future benefit of special charge     11,659      26,510
----------------------------------------------------------
   Other                                (2,516)        128
----------------------------------------------------------
Total deferred tax liabilities        $(43,536)   $(25,262)
==========================================================


9. EMPLOYEE BENEFIT PLANS

The Company has various profit sharing and retirement plans covering certain salaried and hourly employees. Amounts charged to operations under all plans were $17,807, $14,664 and $13,740 in 1998, 1997 and 1996, respectively.

     DEFINED BENEFIT PENSION PLANS - Costs for noncontributory defined benefit plans were $4,675, $3,558 and $3,137 in 1998, 1997 and 1996, respectively. Plan assets are primarily invested in bonds, stocks and real estate. Significant weighted average assumptions used in determining net pension costs were:

                                    1998       1997
----------------------------------------------------
Discount rate                       7.25%       8.0%
----------------------------------------------------
Expected long-term rate of
   return on assets                  9.0%       8.0%
----------------------------------------------------
Rate of increase in
   compensation levels (range)     0-5.0%     0-5.0%
----------------------------------------------------




--------------------------------------------------------------------------------
(31) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS



     The Company's defined benefit net pension costs included the following components:

                                 1998        1997        1996
-------------------------------------------------------------
Current service costs        $  3,919    $  2,732    $  1,972
-------------------------------------------------------------
Interest cost on projected
   benefit obligation           4,068       4,096       3,369
-------------------------------------------------------------
Actual return on
   plan assets                (14,359)     (4,167)     (8,957)
-------------------------------------------------------------
Net amortization
   and deferral                11,047         897       6,753
-------------------------------------------------------------
Net pension costs            $  4,675    $  3,558    $  3,137
=============================================================

     The following table sets forth the funded status of the Company's defined benefit plans reconciled to accrued pension costs:

                                                      1998         1997
-----------------------------------------------------------------------
Present value of projected
   benefit obligation:
-----------------------------------------------------------------------
     Vested employees                            $  80,795    $  60,771
-----------------------------------------------------------------------
     Non-vested employees                            5,224        5,829
-----------------------------------------------------------------------
Accumulated benefit obligation                      86,019       66,600
-----------------------------------------------------------------------
Additional amounts due to
   future salary increases                          27,881       25,096
-----------------------------------------------------------------------
Total projected benefit obligation                 113,900       91,696
-----------------------------------------------------------------------
Fair value of net assets
   available for benefits                         (103,134)     (73,615)
-----------------------------------------------------------------------
Projected benefit obligation greater
   than net assets available                        10,766       18,081
-----------------------------------------------------------------------
Unrecognized prior service cost                     (2,814)      (2,135)
-----------------------------------------------------------------------
Unrecognized net obligation                          2,760        3,247
-----------------------------------------------------------------------
Unrecognized net loss                               (9,516)     (13,860)
-----------------------------------------------------------------------
Net accrued pension costs                        $   1,196    $   5,333
=======================================================================


The Company will retain the earned pension liability related to the vegetable operations for liabilities through the date of disposition. Accordingly, the funded status table above includes continuing and discontinued operations.

The majority of pension benefits are based upon the participant's highest average "total compensation" paid during any sixty consecutive months out of the last 180 months of service accumulated for each year of service.

     The Company participates in various multi-employer union-management-administered defined contribution pension plans that principally cover production workers. Pension expense under these plans was $6,606, $5,061 and $5,236 in 1998, 1997 and 1996, respectively.

     PROFIT SHARING PLANS - The Company maintains noncontributory profit sharing plans for certain employees. Company contributions under these plans are made at the discretion of the Board of Directors. Expense for these plans was $6,244, $5,830 and $4,717 in 1998, 1997 and 1996, respectively.

     OTHER POSTRETIREMENT BENEFITS - The Company provides health care and life insurance benefits to certain of its retired employees and eligible dependents. Employees are eligible for such benefits subject to minimum age and service requirements. Eligible employees that retire before the normal retirement age, along with their dependents, are entitled to benefits on a shared contribution basis. Substantially all benefits terminate at age sixty-five. The Company retains the right to modify or eliminate these benefits.

     Net periodic postretirement benefits expense was $282, $215 and $650 in 1998, 1997 and 1996, respectively. The components of expense follow:

                              1998   1997   1996
------------------------------------------------
Service cost of
   benefits earned            $ 52   $  7   $252
------------------------------------------------
Interest cost on liability     230    208    398
------------------------------------------------
Net periodic postretirement
   benefit cost               $282   $215   $650
================================================

     As a result of changes in employee benefit plans during fiscal 1996, postretirement medical benefits for certain union plans were eliminated resulting in a curtailment gain of $3,994.

     The following table summarizes the postretirement benefit liability:

                                        1998       1997
-------------------------------------------------------
Retirees                             $ 2,797    $ 2,022
-------------------------------------------------------
Fully eligible active participants       381        294
-------------------------------------------------------
Other active participants              1,061        775
-------------------------------------------------------
Total                                  4,239      3,091
-------------------------------------------------------
Unrecognized net gain (loss)            (862)       456
=======================================================
Accrued postretirement benefits      $ 3,377    $ 3,547
=======================================================

     The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.25% in 1998 and 8.0% in 1997 and 1996, respectively, and an assumed compensation increase of 5.0%. The health care cost trend rates were assumed to be 7.0% in 1998, gradually declining to 5.0% over four years and remaining at that level thereafter. In 1997 the cost trend rates were assumed to be 7.5%, gradually declining to 5.0% over five years. In 1996 the cost trend rates were assumed to be 8.0%, gradually declining to 5.0% over six years. The health care cost trend rate assumption has an effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $181 at May 31, 1998, and the net periodic cost by $23.




--------------------------------------------------------------------------------
(32) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. LEASES

Net rental expense, including amounts for leases of one year or less, was $32,601, $25,505 and $26,470 in 1998, 1997 and 1996, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses.

     At May 31, 1998, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                               Capital         Operating
                                Leases            Leases
--------------------------------------------------------
1999                           $ 2,959           $17,786
--------------------------------------------------------
2000                             2,980            13,752
--------------------------------------------------------
2001                             3,001             9,684
--------------------------------------------------------
2002                             2,852             7,693
--------------------------------------------------------
2003                             2,804             5,861
--------------------------------------------------------
Thereafter                      17,329            10,261
--------------------------------------------------------
Total minimum
   lease payments               31,925           $65,037
-------------------------------------------------=======
Less: Imputed interest          11,436
--------------------------------------
Present value of minimum
   lease payments              $20,489
======================================


11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Consolidated accounts payable and accrued expenses at May 31, 1998 and May 25, 1997 comprised the following items:

                                  1998             1997
-------------------------------------------------------
Trade payables                $115,597         $ 93,397
-------------------------------------------------------
Accrued expenses                97,104           62,958
-------------------------------------------------------
Accrued insurance               42,608           43,516
-------------------------------------------------------
Special charge reserve           5,217            9,818
-------------------------------------------------------
Accrued payroll                 41,610           32,672
-------------------------------------------------------
Accrued taxes, other
   than income                   6,207            3,977
-------------------------------------------------------
Accrued pension and
   profit sharing                2,960            8,184
-------------------------------------------------------
Total accounts payable
   and accrued expenses       $311,303         $254,522
=======================================================


12. CASH FLOW DATA

Interest and taxes paid included in the Company's cash flow from operations were as follows:


                            1998         1997         1996
----------------------------------------------------------
Interest paid          $  19,358    $  15,099    $  13,330
----------------------------------------------------------
Taxes paid                33,573       26,049       39,147
==========================================================


Liabilities assumed in conjunction with business acquisitions were:

                            1998         1997         1996
----------------------------------------------------------
Fair value of assets
   acquired            $ 460,650    $  31,172    $  44,375
----------------------------------------------------------
Consideration paid      (369,560)     (16,332)     (44,305)
----------------------------------------------------------
Liabilities assumed    $  91,090    $  14,840    $      70
==========================================================


13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a current defendant in assorted legal matters and from time to time is the subject of routine investigations by various state and federal agencies. On July 10, 1996, a federal judge imposed a fine of approximately $4 million on a subsidiary of the Company, alleging violations of the Federal Water Pollution Control Act relating to the discharge of conventional, non-hazardous substances. The Company appealed the lower court ruling on the grounds that the fine should be substantially reduced. The appellate court affirmed the lower court's decision and the Company is considering its options for settlement or further proceedings. The Company provided for this exposure in 1996 and in light of reserves existing, the ultimate resolution of these matters, including the resolution of the imposed fine, is not expected to have a material effect on the financial position or results of operations of the Company.

14. SPECIAL CHARGE

In May 1996, the Company adopted a plan to reduce costs, rationalize production capacity and provide for projected severance and environmental costs which reduced fiscal 1996 continuing operations' income before taxes, income and income per share by $102.4 million, $64.9 million and $1.62 per share, respectively. Included in the original $102.4 million charge was $79.7 million associated with the write-down to net realizable value of certain assets. The implementation of the plan included the elimination of more than 500 manufacturing and administrative positions and disposition or closure of six manufacturing plants.

     As of May 31, 1998, the Company had disposed of or closed all six manufacturing facilities and eliminated all of the 500 positions. Charges against the provision in 1998 included cash payments of $6.3 million primarily related to plant closure costs. Non-cash asset write-downs totaling $4.4 million were also charged against the provision in fiscal 1998. The remaining reserves are anticipated to be used primarily for the payment of obligations related to continuing severance benefits and projected environmental costs.

     In fiscal 1997, charges against the provision included cash charges of $8.1 million and non-cash charges of $5.2 million. In fiscal 1996, $71.6 million of non-cash charges were recorded, including $48.1 million of asset write-offs and $21.3 million of intangible write-offs.




--------------------------------------------------------------------------------
(33) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS



15. BUSINESS SEGMENT INFORMATION

The nature of products classified in the business segments presented herein is described on pages 6 through 16. Intersegment sales are not material. Operating earnings (loss) of segments do not include interest income or expense and provision for income taxes. Identifiable assets are those used in the Company's operations in each segment. Corporate assets consist primarily of cash and temporary cash investments and deferred tax assets.


                                      DAIRY     PICKLES  SPECIALTY  CORPORATE   CONSOLIDATED
---------------------------------------------------------------------------------------------
1998
---------------------------------------------------------------------------------------------
Net sales                       $ 2,052,532    $348,695   $334,607   $     --    $ 2,735,834
---------------------------------------------------------------------------------------------
Operating earnings                  114,084      37,054     52,187    (40,806)       162,519
---------------------------------------------------------------------------------------------
Identifiable assets                 919,116     182,463    164,956     52,617      1,319,152
---------------------------------------------------------------------------------------------
Depreciation and amortization        43,568       6,880      6,958      3,012         60,418
---------------------------------------------------------------------------------------------
Capital expenditures                 68,142      12,095     18,829      5,617        104,683
---------------------------------------------------------------------------------------------

1997
---------------------------------------------------------------------------------------------
Net sales                       $ 1,787,862    $370,825   $301,876   $     --    $ 2,460,563
---------------------------------------------------------------------------------------------
Operating earnings                  103,764      35,974     36,685    (37,752)       138,671
---------------------------------------------------------------------------------------------
Identifiable assets                 510,499     141,344    107,623     61,359        820,825
---------------------------------------------------------------------------------------------
Depreciation and amortization        36,913       7,360      5,133      2,028         51,434
---------------------------------------------------------------------------------------------
Capital expenditures                 34,429       5,751     11,298      4,102         55,580
---------------------------------------------------------------------------------------------

1996
---------------------------------------------------------------------------------------------
Net sales                       $ 1,611,266    $373,213   $256,038   $     --    $ 2,240,517
---------------------------------------------------------------------------------------------
Operating earnings (loss)            (2,644)     10,299     25,737    (33,985)          (593)
---------------------------------------------------------------------------------------------
Identifiable assets                 456,632     151,578     98,480     85,198        791,888
---------------------------------------------------------------------------------------------
Depreciation and amortization        37,633       7,903      4,476      1,950         51,962
---------------------------------------------------------------------------------------------
Capital expenditures                 49,905       6,733     13,544        904         71,086
---------------------------------------------------------------------------------------------

Fiscal 1996 segment operating earnings (loss) include the special charge related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs of $76,694, $13,704, $999 and $11,042 in the Dairy, Pickles, Specialty and Corporate segments, respectively.




--------------------------------------------------------------------------------
(34) Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     QUARTERLY
       FINANCIAL DATA



Unaudited (In thousands, except for share data)           FIRST         SECOND        THIRD       FOURTH    FISCAL YEAR
-----------------------------------------------------------------------------------------------------------------------
FISCAL 1998
-----------------------------------------------------------------------------------------------------------------------
Net sales                                          $    619,856        624,933      665,375      825,670      2,735,834
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                       $    150,101        145,413      148,234      186,237        629,985
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  $     24,308         20,525       18,512       24,635         87,980
-----------------------------------------------------------------------------------------------------------------------
Net income                                         $     21,547         26,575       24,995       33,185        106,302
-----------------------------------------------------------------------------------------------------------------------
Per common share data:
-----------------------------------------------------------------------------------------------------------------------
     Basic income (loss) per share
     ------------------------------------------------------------------------------------------------------------------
         Continuing operations                     $        .60            .51          .45          .61           2.17
         --------------------------------------------------------------------------------------------------------------
         Discontinued operations                   $       (.07)           .15          .16          .22            .46
         --------------------------------------------------------------------------------------------------------------
         Net income                                $        .53            .66          .61          .83           2.63
         --------------------------------------------------------------------------------------------------------------
     Diluted income (loss) per share
     ------------------------------------------------------------------------------------------------------------------
         Continuing operations                     $        .59            .50          .44          .60           2.13
         --------------------------------------------------------------------------------------------------------------
         Discontinued operations                   $       (.07)           .14          .16          .21            .44
         --------------------------------------------------------------------------------------------------------------
         Net income                                $        .52            .64          .60          .81           2.57
         --------------------------------------------------------------------------------------------------------------
     Stock price range
     ------------------------------------------------------------------------------------------------------------------
         High                                      $     48 1/2        51 3/16      60 5/16       57 5/8        60 5/16
         --------------------------------------------------------------------------------------------------------------
         Low                                       $     37 5/8        43 7/16       51 3/4       45 1/2         37 5/8
         --------------------------------------------------------------------------------------------------------------
     Dividend rate (cents)                                 20.0           20.0         20.0         20.0           80.0
     ------------------------------------------------------------------------------------------------------------------

FISCAL 1997
-----------------------------------------------------------------------------------------------------------------------
Net sales                                          $    595,745        622,872      601,566      640,380      2,460,563
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                       $    135,396        130,776      135,417      157,183        558,772
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  $     18,715         13,966       17,115       24,192         73,988
-----------------------------------------------------------------------------------------------------------------------
Net income                                         $     17,910         19,076       20,635       29,083         86,704
-----------------------------------------------------------------------------------------------------------------------
Per common share data:
-----------------------------------------------------------------------------------------------------------------------
     Basic income (loss) per share
     ------------------------------------------------------------------------------------------------------------------
         Continuing operations                     $        .47            .34          .43          .60           1.84
         --------------------------------------------------------------------------------------------------------------
         Discontinued operations                   $       (.02)           .13          .08          .13            .32
         --------------------------------------------------------------------------------------------------------------
         Net income                                $        .45            .47          .51          .73           2.16
         --------------------------------------------------------------------------------------------------------------
     Diluted income (loss) per share
     ------------------------------------------------------------------------------------------------------------------
         Continuing operations                     $        .47            .34          .43          .59           1.83
         --------------------------------------------------------------------------------------------------------------
         Discontinued operations                   $       (.02)           .13          .08          .12            .32
         --------------------------------------------------------------------------------------------------------------
         Net income                                $        .45            .47          .51          .71           2.15
         --------------------------------------------------------------------------------------------------------------
     Stock price range
     ------------------------------------------------------------------------------------------------------------------
         High                                      $         25         29 7/8       33 5/8       39 3/4         39 3/4
         --------------------------------------------------------------------------------------------------------------
         Low                                       $     22 1/8         24 1/8       25 7/8       31 7/8         22 1/8
         --------------------------------------------------------------------------------------------------------------
     Dividend rate (cents)                                 19.0           19.0         19.0         19.0           76.0
     ------------------------------------------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.



--------------------------------------------------------------------------------
(35) Quarterly Financial Data
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     SUMMARY
        OF OPERATIONS



(In thousands, except for items marked with an *)

Fiscal Year Ended May,                                  1998        1997         1996            1995         1994
---------------------------------------------------------------------------------------------------------------------
OPERATING DATA
---------------------------------------------------------------------------------------------------------------------
     Net sales                                    $2,735,834   2,460,563    2,240,517       2,087,079    2,011,273
     ----------------------------------------------------------------------------------------------------------------
     Operating earnings (loss)                    $  162,519     138,671         (593)(a)     112,368      106,036
     ----------------------------------------------------------------------------------------------------------------
     Interest expense                             $   21,101      15,071       16,316          13,298       11,030
     ----------------------------------------------------------------------------------------------------------------
     Income (loss) from continuing operations     $   87,980      73,988      (16,865)(a)      58,504       56,859
     ----------------------------------------------------------------------------------------------------------------
     Income (loss) from discontinued operations   $   18,322      12,716      (32,823)         21,555       13,903
     ----------------------------------------------------------------------------------------------------------------
     Net income (loss)                            $  106,302      86,704      (49,688)(a)      80,059       71,941(b)
     ----------------------------------------------------------------------------------------------------------------
     Depreciation on properties                   $   54,060      48,566       47,968          45,788       43,322
     ----------------------------------------------------------------------------------------------------------------
     Capital expenditures                         $  104,683      55,580       71,086          66,597       68,046
     ----------------------------------------------------------------------------------------------------------------
     Number of employees*                             11,200       8,300        8,600           9,200        8,200
     ----------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
---------------------------------------------------------------------------------------------------------------------
     Working capital                              $   67,324      64,988       24,649          52,150      (31,724)
     ----------------------------------------------------------------------------------------------------------------
     Total assets                                 $1,607,189   1,133,680    1,131,625       1,114,157    1,027,149
     ----------------------------------------------------------------------------------------------------------------
     Net plant and equipment                      $  551,064     381,800      375,072         399,340      378,388
     ----------------------------------------------------------------------------------------------------------------
     Long-term obligations                        $  558,233     208,931      217,984         220,553      131,820
     ----------------------------------------------------------------------------------------------------------------
     Shareholders' equity                         $  619,266     567,681      507,692         584,526      524,774
     ----------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA*
---------------------------------------------------------------------------------------------------------------------
     Basic income (loss) per share
     ----------------------------------------------------------------------------------------------------------------
         Continuing operations                    $     2.17        1.84         (.42)(a)        1.47         1.46(b)
         ------------------------------------------------------------------------------------------------------------
         Discontinued operations                  $      .46         .32         (.82)            .54          .35
         ------------------------------------------------------------------------------------------------------------
         Net income (loss)                        $     2.63        2.16        (1.24)(a)        2.01         1.81(b)
         ------------------------------------------------------------------------------------------------------------
     Diluted income (loss) per share
     ----------------------------------------------------------------------------------------------------------------
         Continuing operations                    $     2.13        1.83         (.42)(a)        1.46         1.46(b)
         ------------------------------------------------------------------------------------------------------------
         Discontinued operations                  $      .44         .32         (.82)            .54          .35
         ------------------------------------------------------------------------------------------------------------
         Net income (loss)                        $     2.57        2.15        (1.24)(a)        2.00         1.81(b)
         ------------------------------------------------------------------------------------------------------------
     Cash dividends per share                     $      .80         .76          .72             .68          .64
     ----------------------------------------------------------------------------------------------------------------
     Book value per share                         $    15.49       14.09        12.65           14.58        13.19
     ----------------------------------------------------------------------------------------------------------------
     Number of shareholders                            8,690       8,838        9,481           9,989        8,936
     ----------------------------------------------------------------------------------------------------------------


(a) 1996 continuing operations results include a pre-tax charge of $102,439 ($64,906 after-tax, or $1.62 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. The 1996 Net Loss includes a pre-tax charge of $150,000 ($97,720 after-tax, or $2.44 per share) related to the plan adoption.

(b) 1994 includes an after-tax net gain of $1,179 ($.03 per share) related to changes in accounting principles.



--------------------------------------------------------------------------------
(36) Summary of Operations
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     REPORT OF INDEPENDENT
          ACCOUNTANTS



PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DEAN FOODS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 31, 1998 and May 25, 1997, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, IL

June 29, 1998, except as to Note 3
which is as of July 27, 1998




--------------------------------------------------------------------------------
(37) Report of Independent Accountants
--------------------------------------------------------------------------------

DEAN FOODS COMPANY & SUBSIDIARIES

     OFFICERS


HOWARD M. DEAN
Chairman of the Board and
Chief Executive Officer

RICHARD E. BAILEY
President and Chief Operating Officer

ROBERT E. BAKER
Vice President, Strategic Planning

ERIC A. BLANCHARD
Vice President, Secretary and
General Counsel

JENNY L. CARPENTER
Group Vice President, Specialty Business Unit and General Manager, Dean Dip & Dressing Co.

GARY A. CORBETT
Vice President, Governmental
and Dairy Industry Relations

NEIL J. FINERTY
Vice President, Human Resources

GARY D. FLICKINGER
Vice President, Production & Engineering

DANIEL E. GREEN
Group Vice President and President,
Ryan Foods Company

JAMES R. GREISINGER
Group Vice President and President,
Dean Pickle and Specialty Products Company

CAMERON C. HITCHCOCK
Treasurer

ALAN W. HOOPER
Vice President, Special Projects

DALE E. KLEBER
Vice President and Associate
General Counsel

WILLIAM M. LUEGERS, JR.
Corporate Controller

WILLIAM R. MCMANAMAN
Vice President, Finance and
Chief Financial Officer

GEORGE A. MUCK
Vice President, Research and Development

DOUGLAS A. PARR
Vice President, Dairy Sales and Marketing

DENNIS J. PURCELL
Group Vice President and President, Specialty Business Unit

THOMAS A. RAVENCROFT
Senior Vice President and President,
Dairy Division

GARY P. RIETZ
Chief Information Officer

JEFFREY P. SHAW
Vice President and President,
Dean Foods Vegetable Company


     CORPORATE DATA

DIVIDEND REINVESTMENT SERVICE
A service for Dean shareholders is available whereby dividends can be automatically reinvested in the Company`s common stock. The plan also provides for a voluntary quarterly cash payment option for the purchase of additional stock and safekeeping of shares.

If interested in this service, please write to the transfer agent and request a copy of Dean's dividend reinvestment brochure:

Harris Trust and Savings Bank
Dividend Reinvestment Service
P.O. Box A3309
Chicago, Illinois 60690

FORM 10-K
Single copies of the Company`s 1998 Annual Report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to shareholders upon written request directed to Director, Corporate
Communications.

STOCK EXCHANGE
New York Stock Exchange Ticker Symbol: DF

FINANCIAL INFORMATION &
INVESTOR RELATIONS INQUIRIES
The Company maintains a direct mailing list to ensure that shareholders with stock held in broker nominee accounts ("street name") and other interested parties receive information on a timely basis. Current company financial information can also be accessed on the Internet through our web site at: www.deanfoods.com

To be added to the mailing list, or to request financial information, please direct requests to:

Lu Ann Lilja
Director, Corporate Communications
Dean Foods Company
3600 N. River Road
Franklin Park, Illinois 60131
E-Mail address: luann@deancorp.attmail.com

TRANSFER AGENT AND REGISTRAR
For inquiries regarding change of address, stock transfer, registered shareholdings, dividends and lost certificates, please contact:

Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60606
800/721-5167

ANNUAL MEETING
September 29, 1998, 10:00 A.M.
Drury Lane Oak Brook Terrace
100 Drury Lane
Oak Brook Terrace, Illinois 60181
(Location map appears in Proxy Statement.)

CORPORATE OFFICE
3600 N. River Road
Franklin Park, Illinois 60131
847/678-1680


Dairy Ease is a registered trademark of Sterling Winthrop, Inc. Nestle Quik, Carnation Coffeemate and Nestea are registered trademarks of Nestle Food Company. Health Source and Vitamite are registered trademarks of Ralston Purina Company.




--------------------------------------------------------------------------------
(38) Officers / Corporate Data
--------------------------------------------------------------------------------

Directors


John P. Frazee, Jr. (2) (4)
Chairman, President and
Chief Executive Officer,
Paging Network, Inc.,
a wireless messaging and
information delivery company

Janet Hill (2)
Vice-President, Alexander
& Associates, a corporate
consulting firm

Howard M. Dean (1)
chairman of the Board
and Chief Executive Officer

--------------------

Richard E. Bailey (1)
President and Chief
Operating Officer

Richard P. Mayer (3)
Retired Chairman and
Chief Executive Officer, Kraft
General Foods North America,
a diversified food company

Bert A. Getz (3) (4)
Chairman, President and
Director, Globe Corporation,
a diversified investment firm

-------------------

Lewis M. Collens (2) (4)
President, Illinois Institute
of Technology, and Chairman
and Chief Executive Officer,
IIT Research Institute

Thomas A. Ravencroft
Senior Vice President and
President, Dairy Division

Andrew J. McKenna (1) (3) (4)
Chairman and Chief Executive
Officer, Schwarz Paper Company,
a national printer, converter and
distributor of packaging and
promotional materials

----------------------

John S. Llewellyn, Jr. (3) (4)
Retired President and Chief
Executive Officer, Ocean Spray
Cranberries, Inc., a marketing
cooperative of cranberry and
citrus growers

Paula H. Crown (2)
Vice President of Henry
Crown and Company,
a private investment firm

Edward A. Brennan (2)(1)
Retired Chairman and
Chief Executive Officer,
Sears, Roebuck & Co.,
a merchandising company



(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Corporate Governance Committee