Form 10-K405, Exhibit 13
period 1999-05-30
DEAN FOODS CO
filed 1999-08-30
CIK 27500

                                                                     EXHIBIT 13a


DEAN FOODS
COMPANY [LOGO]

FINANCIAL HIGHLIGHTS

                                   FISCAL 1999
                               SEGMENT COMPARISON

                                    NET SALES
                                    DAIRY 79%
                                  SPECIALTY 11%
                                   PICKLES 10%

                              OPERATING EARNINGS*
                                    DAIRY 50%
                                  SPECIALTY 29%
                                   PICKLES 21%

*Operating Earnings before plant closure charges and excluding corporate expenses.

DEAN FOODS COMPANY

In thousands, except for items marked with an*

OPERATIONS
Net Sales
Operating Earnings
Income from Continuing Operations
Net Income

COMMON STOCK DATA*
Income from Continuing Operations
   per Diluted Share
Net Income per Diluted Share
Dividend Rate per Share

YEAR-END POSITION
Working Capital
Identifiable Assets
Long-Term Obligations
Shareholders' Equity
Shares Outstanding

OTHER DATA*
Production Plants
Employees
Shareholders

              1999                     1998                      1997
           ----------               ----------                ----------

           $3,755,148               $2,735,834                $2,460,563
           ----------               ----------                ----------
           $  153,338(a)            $  16,2519                $  138,671
           ----------               ----------                ----------
           $   70,331(a)            $   87,980                $   73,988
           ----------               ----------                ----------
           $  151,222(a)            $  106,302                $   86,704
           ----------               ----------                ----------

           $     1.74(a)            $     2.13                $     1.83
           ----------               ----------                ----------
           $     3.74(a)            $     2.57                $     2.15
           ----------               ----------                ----------
           $      .84               $      .80                $      .76
           ----------               ----------                ----------
           $  142,652               $   67,324                $   64,988
           ----------               ----------                ----------
           $1,911,876               $1,319,152                $  820,825
           ----------               ----------                ----------
           $  631,286               $  558,233                $  208,931
           ----------               ----------                ----------
           $  716,414               $  619,266                $  567,681
           ----------               ----------                ----------
               39,276                   39,970                    40,284
           ----------               ----------                ----------

                   59                       52                        37
           ----------               ----------                ----------
               13,600                   11,200                     8,300
           ----------               ----------                ----------
                8,469                    8,690                     8,838
           ----------               ----------                ----------

(a) 1999 continuing operations results include a pre-tax charge of $18,105 ($11,044 after-tax, or $.27 per diluted share) related to plant closures. 1999 net income includes $83,820 ($2.07 per diluted share) from the gain on the sale of discontinued operations, net of income taxes.

C       O       N       T       E       N       T       S

Letter to Shareholders                                  2

Dairy Segment Review                                    6

Pickles Segment Review                                 12

Specialty Segment Review                               14

Financial Review                                       17

Financial Statements                                   22

Notes to Financial Statements                          27

Board of Directors and Officers                        39

Corporate Data                                         40

                             LETTER TO SHAREHOLDERS


                            In a year highlighted by

                           innovative ideas, strategic

                         acquisitions and our continuing

                         philosophy that consumer focus

                          and quality products enhance

                         shareholder value, we reported

                       a record $3.8 billion in revenues.


TO OUR SHAREHOLDERS:

Over the past few years, we have shared with you our business strategies and how they relate to our four key constituencies: shareholders, customers, employees and consumers. Our 1999 Annual Report focuses on the consumer and our efforts in satisfying consumer needs while maintaining the highest quality product and enhancing shareholder value.

Fiscal 1999 was a year of transition for Dean Foods Company. During the year, we completed a total of nine acquisitions in our Dairy and Specialty segments, and we finalized the divestiture of the Vegetables business. We faced the highest raw milk costs in history and the greatest volatility. The year was also marked by further consolidation in the dairy industry and even more rapid consolidation of food retailers. While fiscal 1999 was not without its challenges, we believe the actions we took during the year leave us poised to benefit from these consolidation trends.

We made several significant moves during the year to better position ourselves for the future. We continued our aggressive pace of dairy acquisitions by strategically expanding our market reach into the western United States. Among the dairy acquisitions completed during fiscal 1999 were Berkeley Farms and Alta Dena, two well-established brand-name dairies serving California.

Milk Chug production lines were installed at Berkeley Farms, and Chugs, the most exciting dairy product to be introduced in the last fifty years, were rolled out to the California market this past June. Our innovative Milk Chugs are now available throughout our dairy marketing areas.

During this fiscal year, we consolidated nine dairy plants. Our strategy was to move quickly and efficiently to strategically position ourselves for the future as the premier processor and low-cost producer of fluid milk nationwide. We believe the plant efficiencies and economies of scale gained from these decisions will significantly benefit our results in the upcoming year and beyond.

In both the Pickles and Specialty segments, key acquisitions, new product and packaging developments, and increased marketing efforts have helped to drive improved operating results and strengthen our market position and penetration. These activities, along with aggressive cost compression programs, position Dean Foods for an opportunistic future in these two segments.

All of our constituencies demand the highest quality of service we can provide. We are constantly focusing our efforts on better understanding consumer needs and on how to provide convenient, on-the-go, consumer-friendly products. The



     HOWARD M. DEAN                          RICHARD E. BAILEY
     Chairman of the Board and               President and
     Chief Executive Officer                 Chief Operating Officer

LETTER TO SHAREHOLDERS

                            As we look forward to our

                             75th anniversary on the

                           eve of the new millennium,

                           we see a future full of new

                         opportunities and innovations.

"You can taste
     how much we care!"

management of Dean Foods remains committed to the following key strategies: achieving profitable growth, increasing return on invested capital and maximizing shareholder value. We want Dean Foods to be the consumer's "product of choice."

During fiscal 1999, we invested heavily in our operations, especially in Dairy, reflecting our commitment to introducing innovative new products, such as the Chug. Additionally, we have recently launched "Project Destiny," a company-wide initiative to upgrade and integrate information systems across the supply chain. As we continue to grow internally and through acquisitions, it is obvious that we must be ready for the information demands of a consolidating customer base and industry. Additionally, our LIFT (Leveraging Ideas for Tomorrow) cost compression teams reported further successes, helping to reduce costs throughout the Company during 1999. These value-added teams will continue to drive this effort going forward.

At Dean Foods, we recognize that it is our employees who create value. We are committed to continually investing in employee growth and development, both as individuals and as teams, and are working to create an environment that is supportive of every employee. We recognize that excellent companies value and foster a diverse organization. Our goal is to be a well-focused, results-oriented organization that is ready for the challenges of the 21st century.

As part of our overall succession planning, several management changes were announced over the past year. Eric Blanchard, who previously directed the Company's merger and acquisition efforts, was named President of the Dairy segment, responsible for sales and marketing of that group. Concurrently, Thomas Ravencroft, Senior Vice President, assumed responsibility for business development, including mergers and acquisitions. Gary Flickinger was given responsibility for the entire supply chain across the Dairy and Specialty segments; Kevin Nemetz was named Vice President, General Manager of the Food Products business; and Dale Kleber assumed the position of Vice President, Secretary and General Counsel. Additionally, in July 1999, Luis Nieto was elected Vice President of Business Strategy. We believe these moves further strengthen our industry leadership and better position Dean Foods for the future.

Looking ahead to fiscal year 2000, which will be the 75th anniversary of the founding of Dean Foods Company, we foresee various challenges as part of the competitive landscape. We are confident of the soundness of our business strategy and that we have the strength and flexibility to adapt to an ever-changing marketplace. In preparing to meet the issues of tomorrow, we remain convinced that the new millennium will bring unparalleled opportunity.


     [SIG]                                   [SIG]
     Howard M. Dean                          Richard E. Bailey
     Chairman of the Board and               President and
     Chief Executive Officer                 Chief Operating Officer


     August 6, 1999

                                 DAIRY SEGMENT

                           Consumers continue to spend

                          less time shopping, preparing

                       food or even thinking about their

                          next meal. Providing products

                             that appeal to today's

                               on-the-go consumer

                         is a major opportunity for Dean

                        Foods. We are developing healthy,

                        convenient products designed for

                          the faster-paced lifestyle of

                        today's shopper. Our focus is on

                       providing consumer value in every

                             product that we offer.


The Dairy segment enhanced its position as the nation's leading processor of fluid milk, while also strengthening its market leadership in several key geographic areas during fiscal 1999. The Dairy group generated record revenues of $3.0 billion during the year. The group was challenged by a volatile commodity environment and slower than anticipated realization of acquisition benefits; however, our Dairy segment faces the future with high performance expectations and a more focused vision.

FLUID MILK Fiscal 1999 was a year of continued growth through acquisition and extension of our Milk Chugs product line throughout all of our distribution areas. We are very excited about our expansion into the California market with the acquisitions of Berkeley Farms in the San Francisco Bay area and Alta Dena in Southern California. Alta Dena gives us a consumer-trusted organic dairy products brand. Alta Dena organic products include a wide variety of homogenized and pasteurized milk and cultured dairy products, including Alta Dena yogurt drinkables. Other new members of the Dean dairy family include Barber Dairies in Birmingham, Alabama; U.C. Milk in Madisonville, Kentucky; and Hillside Dairy in Cleveland Heights, Ohio.

By the close of fiscal 1999, Milk Chugs were poised for introduction into the populous California market, via our acquisitions of Berkeley Farms and Alta Dena. We now have Milk Chugs in all of our markets and have added strawberry-flavored milk to our Chug line-up. Our market research indicates that consumers are flocking to Chugs as a desired snack or beverage replacement. To hasten consumer commitment to Chugs as a healthy beverage of choice, Dean Foods has become a nationwide sponsor of U.S. Youth Soccer and is aggressively providing marketing support for the Chugs nationwide. We are particularly proud of two "Best New Packaging" awards bestowed on the Chug bottle design.

One of our key initiatives during the year was to create a more consumer-oriented direction without sacrificing our strategic focus of profitable growth through acquisitions and continuous cost improvements. Our Milk Chugs product continued to be a prime example of this commitment to meeting the needs of a changing consumer.

Before Milk Chugs, on-the-go consumers found it difficult to readily include milk in their diet on a daily basis. Partially

                                   MILK WHERE
                                  YOU WANT IT.

as a result of existing packaging, people didn't think of milk as an everyday, all-occasion beverage - it was simply not "on the menu" at the times when people were thirsty or at the locations where they purchased beverages. Milk Chugs, with its cool, contemporary, portable, resealable package, pushed Dean Foods into the forefront of the fluid milk industry by delivering a real benefit to consumers - milk when and where they want it. We created a product that changed the way consumers drink and think about milk.

We've touched consumers hearts and minds with highly publicized events, including awarding a trip to Walt Disney World to a 12-year old who came closest to guessing the number of Milk Chug bottles stuffed into a full-sized, ad-wrapped Chicago city bus. Similarly, we also sponsored numerous "Chug Bug" contests developed by several dairies in their markets using the hot new Volkswagen Beetle. In addition, at a product sampling at a Pittsburgh youth soccer tournament, a member of the U.S. Women's World Cup Championship team held a clinic on our behalf. In short, we wanted to get our products into the hands of as many people as possible in a way that created a strong brand association, and worked to develop long-term Dean Foods customers and consumers.

We have also had an extremely favorable reaction in the Florida market from both consumers and key retailers to our new wrap-around gallon label. The larger, more visible label permits bigger and bolder graphics, which enhances our brand positioning in the dairy case. Other benefits include a package that is easier to hold and the ability to print marketing messages on the label, such as a recent tie-in promotion offering milk and a popular sandwich cookie.

ICE CREAM Ice cream and fun are a natural combination. Although the industry continues to be highly competitive, Dean's Country Charm ice creams capitalized on fun with the continued introduction of unique "Really Cool Flavors." Following the success of Moose Tracks and Pecan Caramel Turtle, we introduced Caramel Caribou, Glacier Mint, Purple Passion and Banana Split. Quirky, memorable advertising supported the new flavor launches, with strong results.

                              Fun flavor names and

                               colorful packaging

                        catch the consumer's eye in the

                             grocery store aisle --

                             but it's the taste and

                             quality of our products

                             that keep the consumer

                                  coming back.

DAIRY SEGMENT

                        Dean Foods is committed to being

                        the leader in the dairy industry.

                          Our dairy products appeal to

                         all ages -- from kids to senior

                      citizens. Whether it is strawberry-

                      flavored Milk Chugs, Purple Passion

                        ice cream, or whipping cream for

                      a holiday pie, Dean Foods is there.


In certain markets, we have moved to a new tapered, oval-shaped gallon container which improves "scoopability" and is viewed by consumers as more contemporary.

Our ice cream and frozen dessert strategy focuses on the needs of our customers for a total program of regionally branded and private label ice cream and novelties, as well as an efficient distribution system to move the product to the shelf in a timely fashion. At the same time, we are building a larger base of brand-loyal consumers who have come to expect fun new flavors along with superior taste.

Many of the sixteen dairy acquisitions completed over the last two years included a significant ice cream business. As a result, we have almost doubled our sales base and greatly expanded our geographic reach. This has presented a challenging opportunity to consolidate certain regional brands and plant assets. We are well along in this process and believe we will emerge with stronger brands and more efficient operations.

EXTENDED SHELF LIFE Our extended shelf life business continues to grow and expand through innovative packaging and technological initiatives. The product mix includes regional brands and private label offerings of fresh and aerosol whipped cream, half-and-half creamers, flavored milks, cottage cheese, sour cream, lactose-reduced milk and non-dairy milk substitutes.

This division had a solid year, highlighted by a major technological breakthrough achieved at our Murray, Kentucky facility. The new technology enables us to bottle an aseptic product in plastic, portable, pint-sized bottles with an extended shelf life. We are currently bottling a nationally-advertised product utilizing this proprietary process. In the future, we hope to be able to further penetrate this market for on-the-go consumer beverages and other fluids using this upscale package.

Our Dairy group is committed to being the leader in the dairy industry. To do so, we will use our consumer and product insight to find innovative ways to continue to provide real consumer value.

PICKLES SEGMENT

The Pickles segment experienced another successful year, reporting $364 million in revenues. A strong first-year performance by the Schwartz Pickle Company, acquired in May 1998, helped pace the excellent results in this business segment. During fiscal 1999, Schwartz, the nation's largest supplier of refrigerated pickle products to the foodservice industry, added to their already significant market leadership in this popular category.


The Pickles group also improved the effectiveness of its trade promotions management, and increased its ability to improve operating efficiencies across the board. Both of these factors contributed significantly to the group's 1999 performance.

A state-of-the-art renovation of our Faison, North Carolina facility, which produces Roddenbery and Cates brand pickles, substantially lowered operating costs by utilizing automation and warehouse efficiencies to reduce labor and improve productivity. Production consolidation, with the closing of the Michigan plant, will further reduce costs and better utilize available capacity.

                                 Picklevator(TM)
                         "It Brings the Pickles to You"

The LIFT (Leveraging Ideas for Tomorrow) cost compression process has been enthusiastically adopted by the Pickles group. Two of its plants have already benefited from LIFT findings, and the team is currently in action at a third plant.


Buoyed by highly positive consumer test research, our Pickles business unveiled a radical new packaging innovation called the Picklevator(TM) in the Florida area. Marketed under the Peter Piper label, and also offered to select accounts nationally, the Picklevator(TM) features a serving basket inside the jar enabling consumers to lift and remove pickles in a simpler, more sanitary fashion. The package also features a clear film wrap-around label, which improves product visibility and shelf appeal. Introduced this past May, Picklevator(TM) packaging has been met with enthusiastic consumer response.


While the Pickles segment remains highly focused on market demands and consumer needs, it also continues searching for ways to improve shareholder return by aggressively reducing its asset base, utilizing its assets more efficiently and further reducing costs.


The Picklevator(TM), a serving basket inside the jar that enables people to lift and remove pickles easily, has been enthusiastically received by consumers since its introduction this past year. Continual product innovation and new acquisitions will ensure the Pickles segment's success rolling into the new millennium.

SPECIALTY SEGMENT

Dean Foods has become a dominant player in the specialty foods categories. We continue to build our business through market expansion, developing innovative products and acquiring successful food companies that add strength and diversity to our operations.


The Specialty segment turned in a strong fiscal 1999 operating performance, reporting a record $407 million in revenues, which was aided by the September 1998 acquisition of an aseptic foods operation acquired in conjunction with the disposition of our Vegetables business. This acquisition both complements and supplements our established and successful Amboy Specialty Foods aseptic operation. We have become the country's number one supplier of aseptic food products.


Amboy Specialty Foods' strategy of developing and introducing new innovative products and packaging helped drive this division to a record year. To meet increased market demand, Amboy also added another production line at its Dixon, Illinois facility. We are also prepared to launch the first flexible, individual-portion aseptic package to the foodservice and food ingredient markets. The new three-ounce package, under the Dean`s label, is believed to be the first market introduction of this size.


In March 1999 we also acquired Custom Food Processors, an Iowa-based producer of non-dairy creamers and other powdered products. This addition to the Dean family fits strategically with

"THE FRESHER. THE BETTER".   "MARIE'S"

our three existing Food Products facilities. These operations primarily produce non-dairy creamers and other ingredients for use with coffee, tea and other beverages. Dean Foods is the number one non-dairy creamer supplier across all channels: retail, foodservice, institutional and international.


Food Products' strategy is to continue to grow our non-dairy creamer business, while beginning to capitalize on consumer interest in functional foods, beverage enhancements and improved baking ingredients. Specifically, we will offer consumers a family of private label, nutritionally-based products, including nutrition, weight loss and sport supplements. This introductory launch will leverage our core competency of private label leadership and, given our involvement in the three nutritional segments, afford us the opportunity for category support and leadership. Consumers are expanding their taste into cappuccinos, chai teas, frozen granitas and other cream-based products, all of which position Food Products for foodservice and institutional leadership.


Our Dean Dip and Dressing business moved more forcefully into ethnic markets for their products during the year. After

SPECIALTY SEGMENT

extensive consumer testing, including focus groups and taste testing, we introduced a new creamy taco dip. The new dip, sold under the Dean's label east of the Rocky Mountains and under the Imo label west of the Rockies, joins the Company's extremely popular guacamole dip, introduced last year, as the nationwide craze for Mexican foods and snack items continues.


This business holds the number one market position in the refrigerated salad dressing category. To protect and expand that leadership, three new flavors of Marie's salad dressings were rolled out with strong consumer acceptance during the year.


Our EBI Foods affiliate, located in the United Kingdom, is a leading manufacturer of food ingredient blends sold to industrial customers throughout Europe, and to the Middle East, Far East and Africa.


Our DFC Transportation division provides transportation services for many Dean Foods product lines, as well as serving the logistics needs of other premier food companies.

STRATEGIC DIRECTION
The Company's primary objective is the maximization of shareholder value through long-term stock appreciation and dividend growth. The Company's strategy remains focused on profitable top-line growth, primarily through acquisitions and new product introductions and continuous margin improvements through cost compression initiatives. The Company continues to refine and execute its previously announced long-term strategic plan, the underlying goal of which is to improve profitability and enhance shareholder value.
    On July 27, 1998, as part of the Company's on-going strategic review, the Company announced the divestiture of the Vegetables segment to Agrilink Foods, Inc. ("Agrilink"). On September 23, 1998, the transaction closed for cash consideration of $378.2 million, a $30.0 million Agrilink subordinated note and Agrilink's aseptic foods business, which has been valued at $80.2 million. As a result of the divestiture, the Vegetables segment operation results are presented as a discontinued operation. The following management discussion and analysis pertains to continuing operations and excludes the impact of fiscal 1999 plant closure charges, unless otherwise noted.

FINANCIAL OBJECTIVES AND STRATEGIES
The financial objectives and strategies employed by the Company are:

SOUND WORKING CAPITAL MANAGEMENT
The Company employs various procedures to monitor and control the quality and levels of current assets and liabilities. Due to the quick turn of the Company's current assets, which consist primarily of accounts receivable and inventory, working capital investment is expected to be relatively moderate in the future.

CAPITAL INVESTMENTS
The Company's goal is to maintain and improve the productivity of its assets, making capital investments which offer returns to the Company greater than its weighted average cost of capital.

MODERATE AND PRUDENT USE OF DEBT
The Company maintains moderate debt levels considering its business strategy, cash flow, access to both short- and long-term debt capital markets and the leverage of comparable firms in the food industry. The Company allocates its borrowings between the short- and long-term debt markets after considering factors such as cost, depth and liquidity. The long-term debt market has primarily been used to fund acquisitions and major capital expenditures. In the fourth quarter of fiscal 1999, the Company issued commercial paper for the first time. Commercial paper borrowings will primarily be utilized to fund working capital needs and for aquisitions. In May 1999, the Company issued $200 million of 6.625% Senior Notes due in 2009. At May 30, 1999, the Company's total debt to total capitalization ratio was 46.9%, compared to 48.3% at May 31, 1998. Both are levels at which the Company believes it will continue to be able to fund future growth through access to both short- and long-term debt markets.

FINANCIAL RISK MANAGEMENT
The Company's primary financial risk is interest rate exposure, which is managed through maintaining a mix of fixed and floating rate debt. Foreign currency risk is not significant. The Company's policies and controls preclude the use of "leveraged" derivatives and the use of financial derivatives for purposes considered speculative.



DIVIDEND POLICY
The Company paid quarterly dividends of $.21 per share in fiscal 1999, up from $.20 and $.19 per share in fiscal 1998 and 1997, respectively. On July 23, 1999, the Company increased the quarterly dividend rate 4.8% to $.22 per share, the Company's twenty-seventh increase since 1974. The Company has paid a dividend for 56 consecutive years.

STOCK REPURCHASE
The Company may, from time to time, repurchase stock on the open market. In March 1999, the Board of Directors authorized a two million share increase in the number of shares available for repurchase. The primary purpose of any such repurchases will be to offset dilution from Company stock programs and to provide shares to utilize in acquisitions made for Company common stock. During fiscal years 1999 and 1998, the Company repurchased 1,782,865 and 730,500 common shares, respectively. At May 30, 1999, the Company had authorization to repurchase up to 1,963,000 additional shares of its common stock.

OPERATING RESULTS
The Company's fiscal year ends on the last Sunday in May; therefore, the 1999 and 1997 fiscal years included 52 weeks, while fiscal 1998 included 53 weeks.

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

RESULTS OF CONTINUING OPERATIONS
Net sales increased 37.3% to $3.8 billion in fiscal 1999, from $2.7 billion in fiscal 1998. The sales increase over the prior year is primarily due to business acquisitions completed in each of the Company's business operating segments. Earnings for fiscal year 1999 decreased from fiscal 1998 with income from continuing operations of $70.3 million, or $1.74 per diluted share, compared to $88.0 million, or $2.13 per diluted share, in the prior year. Fiscal 1999 results include pre-tax plant closure charges of $18.1 million ($11.0 million after-tax, or $.27 per share). Absent the plant closure charges, fiscal 1999 operating earnings increased by 5.5% over the prior year. Increased earnings in the Pickles and Specialty segments and decreased Corporate expenses more than offset the Dairy segment earnings decrease. Net interest expense was $38.0 million in fiscal 1999 versus $18.8 million in the prior fiscal year. The Company's return on invested capital was 9.4%(pre-plant closure charges) versus 16.0% in fiscal 1998. The decline in return on invested capital reflects the additional invested capital related to fiscal 1999 acquisitions and capital expenditures.
    During fiscal 1999, the Company announced plant closures in the Dairy, Pickles and Specialty segments, which resulted in a pre-tax charge of $18.1 million ($11.0 million after-tax, or $.27 per share). The announced plant closures are expected to be completed by the end of the first quarter of fiscal 2000 and will result in the elimination of approximately 400 manufacturing and administrative positions. Production from the Dairy and Pickles plants will be consolidated into existing facilities. The Specialty segment warehouse closed in fiscal 1999 has been replaced by public warehousing. Further discussion of the plant closure charges appears in Note 3 to the consolidated financial statements. The pre-tax impact of the plant closure charges on the Company's fiscal 1999 operating earnings by business segment is summarized on the following page:

FINANCIAL REVIEW


                    Operating      Plant Closure          Operating Earnings
(In Thousands)      Earnings          Charges           Before Closure Charges
--------------------------------------------------------------------------------
Dairy               $ 95,577          $ 8,882               $104,459
--------------------------------------------------------------------------------
Pickles               34,229            8,530                 42,759
--------------------------------------------------------------------------------
Specialty             59,234              693                 59,927
--------------------------------------------------------------------------------
Corporate            (35,702)               0                (35,702)
--------------------------------------------------------------------------------
Consolidated        $153,338          $18,105               $171,443
================================================================================


BUSINESS SEGMENTS
The Company is a diversified food processor and distributor engaged in three business segments. Dairy is the Company's largest segment, accounting for 79% of total fiscal 1999 sales, with the Pickles and Specialty segments accounting for 10% and 11% of total sales,respectively. The Company is a major processor of fluid milk and related products, ice cream and extended shelf life dairy products serving various regional markets, with some products distributed nationwide and to Mexico. Pickles and Specialty products are sold in regional markets and nationally, with certain products sold internationally.
    The Company is a large user of certain agricultural-related commodities, the prices for which can vary greatly. The competitive conditions and relatively low profit margins in the food industry necessitate timely adjustment of the Company's pricing to reflect changes in commodity prices, as well as changes in other production and distribution-related costs.
     Segment operating earnings represent total sales less operating expenses with the following items not deducted: general corporate expense, interest expense and federal and state income taxes.
    DAIRY - Dairy sales for fiscal 1999 increased 45.4%, primarily due to business acquisitions. Excluding the impact of acquisitions and an extra week in fiscal 1998, dairy volume was up 2% overall, with increases experienced in each of the fluid milk, ice cream and extended shelf life operations. Fiscal 1999 Dairy operating earnings of $104.5 million, before the plant closure charge, reflect an 8.4% decrease from 1998. The segment's operating margins declined from 5.6% in fiscal 1998 to 3.5% in fiscal 1999. The decline in Dairy earnings is due to a combination of volatile commodity costs, which include raw milk prices and butterfat costs, that were experienced throughout most of the fiscal year, and costs associated with the integration and assimilation of recent acquisitions into the Company's existing production and distribution structures. Raw milk costs peaked at record levels in the third quarter of fiscal 1999 before declining during the fourth quarter. Dairy segment return on invested capital for fiscal 1999 was 7.2% compared to 15.0% for fiscal 1998. The decline is due to lower earnings and the additional invested capital associated with fiscal 1999 business acquisitions and capital expenditures.
    During the fourth quarter of fiscal 1999 the Company announced the closure of an Indianapolis, Indiana fluid milk plant, which resulted in an $8.9 million pre-tax charge. Production volume from this facility will be integrated into existing plants. The closure is expected to be finalized by the end of the first quarter of fiscal 2000, with expected annual benefits totaling approximately $4 million to begin in fiscal 2000.
    PICKLES - Sales in fiscal 1999 of $363.7 million increased 4.3% compared to fiscal 1998 sales of $348.7 million. Fiscal 1999 Pickles segment operating earnings, before the plant closure charge, of $42.8 million increased 15.4% compared to fiscal 1998. The sales and earnings increases are primarily attributable to the acquisition of the Schwartz Pickle Company, a refrigerated foodservice pickle company acquired at the end of fiscal 1998. Also contributing to the earnings increase were improved plant efficiencies resulting from operations improvement initiatives and more effective trade promotion spending. Return on invested capital for the Pickles segment of 16.0% for fiscal 1999 was relatively unchanged from 16.1% for fiscal 1998, as increased earnings, before the plant closure charge, were offset by additional invested capital related to the Schwartz acquisition.
    The $8.5 million plant closure charge includes an initial charge of $7.7 million, recorded in the third quarter, to cover the costs of the Michigan plant shutdown and an additional $800 thousand of costs primarily related to the removal and relocation of equipment, recorded in the fourth quarter. Integration of production from the closed Michigan plant into existing facilities is virtually complete. Annual benefits of approximately $4 million are expected to begin in fiscal 2000.
    SPECIALTY - Sales for fiscal 1999 increased $72.2 million, or 21.6%, to $406.8 million from $334.6 million in fiscal 1998. Operating earnings, before the plant closure charge, increased $7.7 million, or 14.8%, to $59.9 million in fiscal 1999 compared to $52.2 million in fiscal 1998. The sales and earnings increases are largely due to the acquisition of the aseptic business acquired from Agrilink in conjunction with the disposition of the Company's Vegetables business. Also contributing to the increase were the results of Custom Food Processors International, Inc., a producer of powdered products, acquired early in the fourth quarter of fiscal 1999. The Specialty segment's 18.5% return on invested capital for fiscal 1999 declined from 23.7% for fiscal 1999. The reduction was due to the additional invested capital of business acquisitions.
    During the fourth quarter of 1999, the transportation division of the Specialty segment announced the closure of an Illinois warehouse, which will be replaced by public warehousing. Costs related to the closure were approximately $700 thousand.

CORPORATE
Corporate expenses in fiscal 1999 decreased $5.1 million versus fiscal 1998 due to lower incentive and stock-related compensation expenses.

INTEREST EXPENSE
Fiscal 1999 interest expense increased $18.0 million, or 85.3%, principally due to significantly higher average borrowings outstanding under the Company's short- and long-term facilities as a result of the Company's fiscal 1998 and 1999 acquisitions and increased capital expenditures.

INCOME TAXES
The Company's effective tax rate was 39.0% in fiscal 1999 versus an effective rate of 38.8% for fiscal 1998.

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of taxes, was $2.9 million in fiscal 1999 versus income of $18.3 million in fiscal 1998. The fiscal 1999 loss reflects the results of operations until September 23, 1998, the date of sale of the Company's Vegetables segment. Fiscal 1998 earnings from discontinued operations include a full fiscal year of operations.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

RESULTS OF CONTINUING OPERATIONS
The Company's net sales for fiscal 1998 were $2.7 billion compared to $2.5 billion for fiscal 1997, an increase of 11.2%. Acquisitions in

FINANCIAL REVIEW

the Dairy and Specialty segments accounted for most of the fiscal 1998 increase. Improved sales volume in the Dairy and Specialty segments also contributed to the overall sales increase, with the Specialty segment experiencing a 16% growth in volume, exclusive of acquisitions. Income from continuing operations for fiscal 1998 increased 18.9% to $88.0 million, or $2.13 per diluted share, compared to $74.0 million, or $1.83 per diluted share, in the prior year. Fiscal 1998 earnings growth was primarily due to the Dairy and Specialty business segments. The Company's return on invested capital decreased from 17.5% in fiscal 1997 to 16.0% in fiscal 1998. This decline was primarily due to the additional invested capital associated with acquisitions and new product initiatives, which did not contribute substantially to 1998 earnings.

BUSINESS SEGMENTS
    DAIRY - Net sales for the Dairy segment increased 14.8%, from $1.8 billion in fiscal 1997, to $2.1 billion in fiscal 1998. The Dairy sales growth can largely be attributed to the eight acquisitions completed during fiscal 1998, the introduction of the Milk Chug product line and an extra week of sales activity due to the 53 week fiscal year. Dairy volume for the fiscal year increased by 20%, also attributable to the fluid milk and ice cream acquisitions completed during the year and in late fiscal 1997.
    Dairy operating earnings for fiscal 1998 were $114.1 million, a 9.9% increase over the $103.8 in fiscal 1997. The fiscal 1998 earnings benefited from the impact of 1997 acquisitions and favorable raw milk costs early in the fiscal year, which resulted in significantly improved first half operating earnings. The segment's second half operating earnings declined from fiscal 1997 levels as less favorable raw milk costs, competitive pricing conditions in selected regions and increased distribution costs in the extended shelf life operation more than offset the benefits of the 1997 and 1998 acquisitions.
     The Dairy segment's return on invested capital declined from 18.5% in fiscal 1997 to 15.0% in fiscal 1998 due to the additional invested capital from fiscal 1998 acquisitions and increased capital spending associated with the Milk Chug product line.
    PICKLES - Fiscal year 1998 Pickles net sales declined to $348.7 million, a 6.0% decrease from $370.8 million in fiscal year 1997. Pickle category trends, which were flat to declining during fiscal 1998, combined with competitive market pressures and rationalization of the segment's product offerings led to lower fiscal year sales. The Pickles segment volume decline was in line with the overall industry volume decline of approximately 3%. Pickles operating earnings of $37.1 million in fiscal 1998 increased from $36.0 million in fiscal 1997 due largely to overall lower operating costs. Additionally, the Pickles segment benefited from aggressive invested capital management, increasing the segment's return on invested capital from 16.1% in fiscal year 1997 to 18.7% in fiscal year 1998.
    SPECIALTY - Fiscal 1998 net sales increased 10.8%, from $301.9 million in fiscal 1997, to $334.6 million. The addition of Marie's refrigerated salad dressing business in early fiscal 1998 accounted for most of this increase. Each of the businesses in this segment reported increased sales and volumes during fiscal 1998 compared to the prior year. Operating earnings of $52.2 million in fiscal 1998 were 42.3% higher than the $36.7 million in fiscal 1997, primarily due to earnings generated by the Marie's acquisition, increased operating efficiencies at the Dean Dip and Dressing California operation and significantly improved performance in the Amboy aseptic cheese and pudding business. Return on invested capital for the Specialty segment dropped to 23.7% in fiscal 1998 from 28.9% in fiscal 1997 due to the additional invested capital associated with the Marie's acquisition and a new dryer in the powdered products business.

CORPORATE
Fiscal 1998 Corporate expenses of $40.8 million were $3.0 million higher than fiscal 1997 expenses of $37.8 million. This change was primarily due to increased incentive and stock-based compensation expenses as a result of overall improved fiscal year performance.

INTEREST EXPENSE
Interest expense increased $6.0 million, to $21.1 million, in fiscal 1998 primarily due to the issuance of additional short- and long-term debt to fund acquisitions and a significantly higher level of capital expenditures during the fiscal year.

INCOME TAXES
The effective tax rate for fiscal year 1998 was 38.8% compared to a rate of 40.6% in the prior year. The decline in the effective rate was due to lower state taxes and increased export and other tax credits in fiscal 1998.

DISCONTINUED OPERATIONS
Income from discontinued operations, net of taxes, was $18.3 million in fiscal 1998 versus $12.7 million in fiscal 1997.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES
The Company's operating cash and capital expenditure requirements have historically been met from internally generated funds.
     Working capital at May 30, 1999 was $142.7 million compared to $67.3 million at May 31, 1998. The Company's fiscal 1999 current ratio was 1.32 compared 1.19 at the end of fiscal 1998. The $75.3 million increase in working capital principally resulted from businesses acquired during fiscal 1999.
    Net property, plant, and equipment at May 30, 1999 increased $213.9 million this year principally due to the assets of businesses acquired and capital expenditures, net of dispositions and depreciation. The increased level of fiscal 1999 capital expenditures reflects the Company's continued emphasis on investing to achieve growth from new products, improved operating efficiencies, and expansion of existing product lines.
    The Company's financial strategy includes utilizing a combination of debt and equity that will maintain a competitive weighted average cost of capital and provide sufficient liquidity for growth. The Company has access to significant capital via debt and equity markets. The Company will continue to use both short-term and long-term debt markets in its funding of acquisitions and major capital expenditures.
    Seasonal working capital requirements of operations have been funded using short-term debt under the Company's Revolving Credit Agreement or its bilateral lines of credit. During fiscal 1999, funds drawn under the Revolving Credit Agreement and bilateral lines of credit were also used to fund acquisitions. A $500 million Commercial Paper program initiated in March 1999 was used to pay down the Revolving Credit Agreement and will be utilized to fund working capital needs and provide interim funding for aquisitions.
    The Commercial Paper program provides flexible maturities at lower rates, in comparison to existing bank borrowing lines, and is

FINANCIAL REVIEW

important in the Company's goal to diversify its funding sources and optimize its capital structure. Borrowings outstanding under this program as of May 30, 1999, were $136.4 million. During fiscal 1998, the Company entered into a $500 million Revolving Credit Agreement which matures in 2003. Commercial Paper borrowings are backed entirely by the Revolving Credit Agreement and are thus classified as long-term debt. There were no borrowings outstanding under the Revolving Credit Agreement at May 30, 1999, versus $210.0 million outstanding at May 31, 1998.
     In May 1999, the Company issued $200 million of 6.625% Notes due 2009. The proceeds of these notes were used to repay commercial paper, but in effect, the proceeds financed the fiscal 1999 acquisition activity. In October 1997, the Company issued $150 million of 6.9% Notes due 2017.
     Long-term obligations at May 30, 1999 were $631.3 million, an increase of $73.1 million from last year-end. In addition to financing acquisitions, the increased debt was used to finance increased capital expenditures. The Company's total debt to total capital ratio at May 30, 1999 was 46.9% compared to 48.3% a year ago.
     The net cash proceeds received upon the completion of the sale of the Company's Vegetables segment were utilized to repay borrowings under the Revolving Credit Agreement, which provided the additional capacity to fund 1999 acquisitions and capital expenditures. Shareholders' equity at May 30, 1999 was $716.4 million, an increase of $97.1 million from last year-end, reflecting fiscal year 1999 earnings, including the gain associated with the Vegetables segment disposition, less dividends paid to shareholders and common stock repurchased. The Treasury Stock held at May 30, 1999 is available for use in future acquisitions, stock option issuance and other general business purposes.

CASH FLOWS
Cash and temporary cash investments at May 30, 1999 increased $4.0 million over the balance at May 31, 1998. The changes in cash for fiscal 1998 and fiscal 1997 were an increase of $7.5 million and a decrease of $6.0 million, respectively. The Company's cash flow activities are as follows:
     OPERATING ACTIVITIES - Fiscal 1999 cash provided from operations was $163.9 million compared to $162.7 million and $147.3 million for fiscal 1998 and 1997, respectively. Excluding plant closure charges, fiscal 1999 operating earnings before depreciation and amortization were $259.4 million versus $222.9 million in fiscal 1998.
    INVESTING ACTIVITIES - Net cash used in the Company's investing activities in fiscal 1999 was $380.7 million compared to $472.3 million and $67.8 million in fiscal years 1998 and 1997, respectively. Business acquisitions and capital expenditures are the Company's principal investing activities. The Company invested $238.8 million and $369.6 million in 1999 and 1998, respectively, to acquire sixteen dairy operations and distributorships, as well as one pickle and two specialty operations. During the three years ended May 30, 1999, a total of $624.7 million was spent to acquire businesses, which are discussed further in
Note 2 to the consolidated financial statements. The Company continues to be committed to its focus on profitable growth in its core business segments. During 1999, the Company invested $139.3 million in capital expenditures, compared to $104.7 million and $55.6 million in fiscal 1998 and 1997, respectively. The $34.7 million increase between fiscal 1999 and 1998, as well as the $49.1 million increase between fiscal 1998 and 1997, reflects the Company's continued focus on investing in innovative product growth, such as the small bottle initiative, improved production efficiencies and expansion of existing product lines. Fiscal 2000 capital expenditures are expected to approximate fiscal 1999 expenditures. Also included in investing activities in fiscal 1999 was $7.3 million related to the Company's investment to upgrade and integrate the Company's sales, production and financial information systems.
    Subsequent to the end of fiscal 1999, the Company completed the acquisitions of Steinfeld's Products Company, a pickle processor located in Portland, Oregon, and Dairy Express, Inc., a distributor of dairy and related products based in the Philadelphia area, both for cash consideration. The Company continues to assess acquisition candidates in each of its business segments.
    FINANCING ACTIVITIES- Net cash used in financing activities during fiscal 1999 was $76.7 million, compared to net cash provided by financing activities of $279.0 million in fiscal 1998 and net cash used in financing activities of $125.0 million in fiscal 1997. The cash provided by the disposition of the Vegetables segment allowed for repayment of short-term borrowings, as that cash effectively offset the cash invested in capital expenditures and business acquisitions. The Company purchased treasury shares during fiscal 1999 totaling $70.4 million versus $35.8 million in fiscal 1998. The issuance of long-term obligations to fund acquisitions and increased capital expenditure activity is the principal reason for the change in net financing activities between fiscal 1998 and 1997. There were no short-term borrowings outstanding at fiscal year-end 1999 compared to borrowings outstanding of $12.0 million at May 31, 1998. Cash dividends paid were $33.3 million in fiscal 1999 compared to $32.0 million and $30.1 million during fiscal years 1998 and 1997, respectively.
    DISCONTINUED OPERATIONS - On September 23, 1998, the Company sold the stock of Dean Foods Vegetable Company to Agrilink Foods, Inc. Net cash provided by discontinued operations of $297.6 million includes the proceeds from the sale of $378.2 million, less cash used for the payment of income taxes related to the gain and for business operations until the date of sale.

YEAR 2000 COMPLIANCE
The Year 2000 issue results from computer programs using two digits rather than four to define the applicable year. As the year 2000 approaches, systems using such programs may be unable to accurately process certain date-based information. To address the Year 2000 issue, the Company has developed and is executing a plan that includes assessing the computer functionality of its information systems, plant systems and equipment, personal computers and related applications, networks and communications, and laboratory and facility equipment and systems. The plan also includes the Company's assessment as to the readiness of external parties, including its suppliers, vendors and banking and insurance companies, and to coordinate efforts in addressing the Year 2000 issue with these entities.
     In addition, the Company is addressing the Year 2000 issue by both augmenting previously scheduled computer maintenance with procedures designed to locate and correct Year 2000 problems and by slightly accelerating normal equipment and software replacement schedules. The Company expects that substantially all new system upgrades or reprogramming efforts and related testing, which was approximately 85% complete as of May 30, 1999, will be completed by September 30, 1999.

FINANCIAL REVIEW

     As of May 30, 1999, the Company has incurred and expensed approximately $3 million of costs associated with the Year 2000 efforts and expects to incur and expense an additional $1 million through plan completion. In addition to costs expensed,the Company has capitalized approximately $2 million of capital expenditures through May 30, 1999 for the replacement and upgrade of software and hardware for both existing systems and the systems of acquired businesses. The Company has also budgeted an additional $1 million of capital expenditures for fiscal 2000. Remaining expected costs and budgeted capital expenditures are based on conservative estimates and actual results could differ as the plan is further implemented. The estimated aggregate costs do not include any costs associated with the implementation of contingency plans, which are in the process of being finalized.
     The Company believes that modification of existing software and conversions to new software will result in Year 2000 compliance. However, given the complexity of the Year 2000 issue, the impact on business operations due to failure by the Company to achieve compliance or failure by external entities, such as suppliers and vendors, to achieve compliance, which the Company cannot control, could adversely affect the Company's consolidated results of operations. Although the Company does not anticipate any major non-compliance issues, it currently believes that the greatest risk of disruption in its business exists in the event of non-compliance by its material external parties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK
The principal market risks to which the Company is exposed that may adversely affect results of operations and financial position include changes in future interest rates, commodity prices and, to a lesser extent, foreign currency exchange rates. The Company seeks to minimize or manage these market risks through normal operating and financing activities and through the use of commodity contracts, where applicable. Management believes that its use of these instruments to manage risk is in the Company's best interest. The Company does not trade or use instruments with the objective of earning financial gains on the commodity price, exchange rate or interest rate fluctuations. Complex instruments involving leverage or multipliers are not used.
     The Company's exposure to market risk for changes in interest rates relates primarily to debt obligations under the Company's Commercial Paper program and Revolving Credit Agreement; however, the Company's current long-term debt structure does consist of both fixed and floating rate debt. Long-term floating rate debt consists of four percent of the Company's total debt portfolio. The Company enters into short-term debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs, and to fund acquisitions. At May 30, 1999, the Company had $136.4 million of commercial paper outstanding at approximately 4.9%. A 10% increase in the commercial paper interest rate would result in an interest expense increase of approximately $700 thousand.
     Company products are manufactured from raw materials and ingredients, including raw milk, cucumbers and corn syrup, and packaging materials, including resin, cartons and glass, the costs of which are affected by the supply and demand for the underlying commodities. Although these items are expected to remain in adequate supply, market prices can be influenced by external factors such as weather conditions and crop yields, as well as industry capacity.

On occasion, the Company enters into contracts for certain materials and ingredients. Fluctuations in commodity costs are typically passed through to the Company's customers. The Company does not have significant exposure to market risk associated with foreign currency exchange rates and as a result does not maintain foreign exchange contracts.

ENVIRONMENTAL MATTERS
The Company's compliance with current federal, state and local regulations relating to the protection of the environment has not had, nor is it expected to have, a material effect on the Company's earnings, capital expenditures or competitive position. The Company continues to give attention to the impact of operations on the environment and compliance with current federal, state and local regulations relating to the protection of the environment.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This pronouncement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. During fiscal 1999, the only item applicable to the Company under this Statement was a cumulative translation adjustment and due to its immateriality, no comprehensive income disclosures have been presented.
    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was also issued in June 1997. This Statement established new standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers. The adoption of this Statement during fiscal 1999 did not change the segment information previously disclosed.
    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This Statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. Upon adoption of this Statement in fiscal 2000, it is not expected to have a material impact on the Company's results of operations.

FORWARD LOOKING STATEMENTS
Certain statements in this Annual Report are "forward looking statements" as defined by the Private Securities Litigation Reform Law of 1995. These statements, which may be indicated by words such as "expects", "intends", "believes", "forecasts", or other words of similar meaning, involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of the Report. These risks include, but are not limited to, risks associated with the Company's acquisition strategy, adverse weather conditions resulting in poor harvests, raw milk costs, interest rate fluctuations, competitive pricing pressures, marketing and cost-management programs, changes in government programs and shifts in market demand.

CONSOLIDATED BALANCE SHEETS


May 30, 1999 and May 31, 1998 (In thousands)

ASSETS                                                                                        1999                   1998

CURRENT ASSETS
     Cash and temporary cash investments                                                $    15,958             $    11,932
     Accounts and notes receivable, less allowance for doubtful
       accounts of $7,570 and $4,212, respectively                                          303,337                 225,970
     Inventories                                                                            168,836                 135,405
     Deferred tax assets                                                                     54,354                  12,329
     Other                                                                                   39,653                  34,602
                                                                                        -----------             -----------
     TOTAL CURRENT ASSETS                                                                   582,138                 420,238
                                                                                        -----------             -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST
     Land                                                                                    57,860                  35,072
     Buildings and improvements                                                             357,266                 280,567
     Machinery and equipment                                                                672,345                 542,782
     Transportation equipment                                                                72,729                  64,033
     Construction in progress                                                                82,038                  43,772
                                                                                        -----------             -----------
                                                                                          1,242,238                 966,226
     Less - Accumulated depreciation                                                        477,292                 415,162
                                                                                        -----------             -----------
     TOTAL PROPERTIES, NET                                                                  764,946                 551,064
                                                                                        -----------             -----------

NET ASSETS OF DISCONTINUED OPERATIONS                                                            --                 288,037
OTHER ASSETS                                                                            -----------             -----------
     Goodwill, net of amortization of $21,568 and $9,984, respectively                      547,153                 329,692
     Other intangible assets, net of amortization of $2,983 and
        $1,553, respectively                                                                  4,333                   4,905
     Other                                                                                   13,306                  13,253
                                                                                        -----------             -----------
     TOTAL OTHER ASSETS                                                                     564,792                 347,850
                                                                                        -----------             -----------
TOTAL ASSETS                                                                            $ 1,911,876             $ 1,607,189
                                                                                        ===========             ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY                                          1999               1998

CURRENT LIABILITIES
     Notes payable to banks                                              $        --     $    12,000
     Current installments of long-term obligations                             2,651           9,014
     Accounts payable and accrued expenses                                   398,174         311,303
     Dividends payable                                                         8,353           8,079
     Federal and state income taxes                                           30,308          12,518
                                                                         -----------     -----------
     TOTAL CURRENT LIABILITIES                                               439,486         352,914
                                                                         -----------     -----------

LONG-TERM OBLIGATIONS                                                        631,286         558,233
                                                                         -----------     -----------
DEFERRED LIABILITIES
     Deferred income taxes                                                    79,345          43,536
     Other                                                                    45,345          33,240
                                                                         -----------     -----------
     TOTAL DEFERRED LIABILITIES                                              124,690          76,776
                                                                         -----------     -----------

SHAREHOLDERS' EQUITY
Preferred stock, $1 par value, 10,000,000 shares authorized,
  none issued                                                                     --              --
Common stock, $1 par value, 150,000,000 shares authorized,
  42,275,564 and 41,962,091 shares issued, respectively                       42,276          41,962
Capital in excess of par value                                                62,120          31,127
Retained earnings                                                            730,074         612,390
Cumulative translation adjustment                                                (21)           (290)
Less - Treasury stock, at cost, 2,999,246 and 1,992,240
  shares, respectively                                                       118,035          65,923
                                                                         -----------     -----------
TOTAL SHAREHOLDERS' EQUITY                                                   716,414         619,266
                                                                         -----------     -----------

COMMITMENTS AND CONTINGENT LIABILITIES                                            --              --
                                                                         -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 1,911,876     $ 1,607,189
                                                                         ===========     ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME


For the Three Fiscal Years Ended May 30, 1999 (In thousands)              1999               1998               1997
----------------------------------------------------------------------------------------------------------------------

NET SALES                                                           $3,755,148         $2,735,834         $2,460,563
----------------------------------------------------------------------------------------------------------------------

Costs of products sold                                               2,941,170          2,105,849          1,901,791
----------------------------------------------------------------------------------------------------------------------
Delivery, selling and administrative expenses                          642,535            467,466            420,101
----------------------------------------------------------------------------------------------------------------------
Plant closure charges                                                   18,105                  -                  -
----------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                     153,338            162,519            138,671
----------------------------------------------------------------------------------------------------------------------
Interest expense                                                        39,098             21,101             15,071
----------------------------------------------------------------------------------------------------------------------
Interest income                                                          1,057              2,312                929
----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                               115,297            143,730            124,529
----------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                              44,966             55,750             50,541
----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                       70,331             87,980             73,988
----------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of taxes:
----------------------------------------------------------------------------------------------------------------------
       Income (loss) from discontinued operations                       (2,929)            18,322             12,716
       ---------------------------------------------------------------------------------------------------------------
       Gain on sale of discontinued operations                          83,820                  -                  -
       ---------------------------------------------------------------------------------------------------------------
       Total discontinued operations, net of taxes                      80,891             18,322             12,716
       ---------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  151,222         $  106,302         $   86,704
======================================================================================================================
BASIC INCOME (LOSS) PER SHARE:
----------------------------------------------------------------------------------------------------------------------
       Income from continuing operations                            $     1.77         $     2.17         $     1.84
       ---------------------------------------------------------------------------------------------------------------
       Income (loss) from discontinued operations                         (.07)              0.46               0.32
       ---------------------------------------------------------------------------------------------------------------
       Gain on sale of discontinued operations                            2.10                  -                  -
       ---------------------------------------------------------------------------------------------------------------
Net income                                                          $     3.80         $     2.63         $     2.16
----------------------------------------------------------------------------------------------------------------------
DILUTED INCOME (LOSS) PER SHARE:
----------------------------------------------------------------------------------------------------------------------
       Income from continuing operations                            $     1.74         $     2.13         $     1.83
       ---------------------------------------------------------------------------------------------------------------
       Income (loss) from discontinued operations                         (.07)              0.44               0.32
       ---------------------------------------------------------------------------------------------------------------
       Gain on sale of discontinued operations                            2.07                  -                  -
       ---------------------------------------------------------------------------------------------------------------
       Net income                                                   $     3.74         $     2.57         $     2.15
       ===============================================================================================================
WEIGHTED AVERAGE COMMON SHARES:
----------------------------------------------------------------------------------------------------------------------
       Basic                                                            39,842             40,469             40,181
       ---------------------------------------------------------------------------------------------------------------
       Diluted                                                          40,482             41,395             40,377
       ===============================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


For the Three Fiscal Years Ended May 30, 1999 (In thousands)
-------------------------------------------------------------------------------------------------------------------------------
                                          COMMON           COMMON      CAPITAL IN                   CUMULATIVE
                                           STOCK            STOCK       EXCESS OF     RETAINED     TRANSLATION       TREASURY
                                          SHARES            VALUE       PAR VALUE     EARNINGS      ADJUSTMENT          STOCK
-------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 26, 1996                  40,134          $41,395        $ 14,158     $482,299            $ 11      $ (30,171)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -               -        86704               -              -
-------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                     120              120           3,222            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                     30               30             692            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Issuance of treasury stock                     -                -               1            -               -              2
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.76 per share        -                -               -      (30,553)              -              -
-------------------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment              -                -               -            -            (229)             -
-------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 25, 1997                  40,284           41,545          18,073      538,450            (218)       (30,169)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -               -      106,302               -              -
-------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                     358              358           2,397            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                     59               59          10,657            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                  (731)               -               -            -               -        (35,754)
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.80 per share        -                -               -      (32,362)              -              -
-------------------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment              -                -               -            -             (72)             -
-------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 31, 1998                  39,970           41,962          31,127      612,390            (290)       (65,923)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                     -                -               -      151,222               -              -
-------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                     250              250           2,765            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                     64               64           9,101            -               -              -
-------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                (1,783)               -               -            -               -        (70,384)
-------------------------------------------------------------------------------------------------------------------------------
Issuance of treasury stock                     6                -            (155)           -               -            155
-------------------------------------------------------------------------------------------------------------------------------
Treasury stock issued for acquisition        769                -          19,282            -               -         18,117
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared, $.84 per share        -                -               -      (33,538)              -              -
-------------------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment              -                -               -            -             269              -
-------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MAY 30, 1999                  39,276          $42,276         $62,120     $730,074            ($21)     ($118,035)
===============================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Three Fiscal Years Ended May 30, 1999 (In thousands)                         1999             1998              1997
------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations                                          $  70,331         $ 87,980          $ 73,988
     -------------------------------------------------------------------------------------------------------------------------
     Adjustments to reconcile income from continuing
      operations to net cash provided from continuing operations:
      ------------------------------------------------------------------------------------------------------------------------
         Depreciation and amortization                                             87,942           60,418            51,434
         ---------------------------------------------------------------------------------------------------------------------
         Deferred income taxes                                                      9,834           16,131             6,888
         ---------------------------------------------------------------------------------------------------------------------
         Other long-term deferred liabilities                                      (4,240)          (5,409)            5,351
         ---------------------------------------------------------------------------------------------------------------------
         Plant closure charge                                                      18,105                -                 -
         (Increase) decrease in working capital items, net of acquisitions:
         ---------------------------------------------------------------------------------------------------------------------
             Accounts and notes receivable                                        (15,108)         (16,581)          (16,925)
             -----------------------------------------------------------------------------------------------------------------
             Inventories and other current assets                                    (963)          19,857            (3,059)
             -----------------------------------------------------------------------------------------------------------------
             Accounts payable and accrued expenses                                (17,102)         (10,294)           21,199
             -----------------------------------------------------------------------------------------------------------------
             Federal and state income taxes                                        18,096            9,342             8,402
             -----------------------------------------------------------------------------------------------------------------
         Other                                                                     (2,977)           1,266               (14)
         ---------------------------------------------------------------------------------------------------------------------
     Net cash provided from continuing operations                                 163,918          162,710           147,264

------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
     Capital expenditures                                                        (139,346)        (104,683)          (55,580)
     -------------------------------------------------------------------------------------------------------------------------
     Proceeds from dispositions of property, plant and equipment                    4,693            1,943             2,093
     -------------------------------------------------------------------------------------------------------------------------
     Acquisitions, net of cash acquired                                          (238,786)        (369,560)          (16,332)
     -------------------------------------------------------------------------------------------------------------------------
     Proceeds from businesses divested                                                  -                -              2000
     -------------------------------------------------------------------------------------------------------------------------
     Other                                                                         (7,284)               -                 -
     -------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                       (380,723)        (472,300)          (67,819)
     -------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
     Issuance of long-term obligations                                            201,627          147,575             8,200
     -------------------------------------------------------------------------------------------------------------------------
     Repayment of long-term obligations                                          (107,256)         (35,509)          (13,475)
     -------------------------------------------------------------------------------------------------------------------------
     Issuance of commercial paper, net                                            136,410                -                 -
     -------------------------------------------------------------------------------------------------------------------------
     Issuance (repayment) of revolving credit agreement, net                     (210,000)         210,000                 -
     -------------------------------------------------------------------------------------------------------------------------
     Issuance (repayment) of notes payable to banks, net                          (12,000)           9,000           (89,000)
     -------------------------------------------------------------------------------------------------------------------------
     Unexpended industrial revenue bond proceeds                                    5,965            4,656            (4,662)
     -------------------------------------------------------------------------------------------------------------------------
     Cash dividends paid                                                          (33,263)         (32,021)          (30,113)
     -------------------------------------------------------------------------------------------------------------------------
     Issuance of common stock                                                      12,180           11,020             4,064
     -------------------------------------------------------------------------------------------------------------------------
     Issuance (purchase) of treasury stock                                        (70,384)         (35,754)                3
     -------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                          (76,721)         278,967          (124,983)
     -------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS                                      297,552           38,169            39,525
------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                          4,026            7,546            (6,013)
------------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS - BEGINNING OF YEAR                            11,932            4,386            10,399
------------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS - END OF YEAR                               $  15,958         $ 11,932          $  4,386
==============================================================================================================================

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

DEFINITION OF FISCAL YEAR - The Company's fiscal year ends on the last Sunday in May. There were 52 weeks in the fiscal years ended May 1999 and 1997, whereas there were 53 weeks in fiscal 1998.

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

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, as follows:


ASSET                                         USEFUL LIFE
Buildings and improvements                   5 to 40 years
Machinery and equipment                      2 to 25 years
Transportation equipment                     5 to 12 years

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

INTANGIBLE ASSETS - Excess of cost over fair market value of net identifiable assets of acquired companies and other intangible assets are amortized on a straight-line basis over various periods between three and forty years.

LONG-LIVED ASSETS - The Company continually reviews intangible assets and property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of the undiscounted future cash flows or, in the case of goodwill, undiscounted operating earnings, over the remaining life of the asset is compared to the carrying amount to determine whether impairment exists. The Company believes that no indicators of impairment of long-lived assets existed at May 30, 1999.

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

INCOME PER COMMON SHARE - Income per share is computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128,"Earnings per Share." Basic income per common share is based upon the weighted average number of common shares outstanding during each year. Diluted income per common share is calculated based upon the sum of the weighted average number of shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of the outstanding options under the Company's stock option plans. There are no differences in the income used to compute the Company's basic and diluted income per share.

STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to measure compensation cost using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

COMPREHENSIVE INCOME - During fiscal 1999, Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," which requires reporting and display of comprehensive income and its components to be disclosed in the financial statements for all periods presented, became applicable. The only item of comprehensive income applicable to the Company was a cumulative translation adjustment and due to its immateriality, comprehensive income disclosures have not been presented.

SEGMENT REPORTING - Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures of certain information about operating segments on a basis consistent with the way in which the Company manages and operates. The adoption of this Statement during fiscal 1999 did not change the segment information previously disclosed.

RECLASSIFICATIONS - Certain previously reported amounts have been reclassified to conform to current year-end presentations.

2. Business Acquisitions

During fiscal 1999 the Company completed the following six acquisitions:


FISCAL 1999 ACQUISITION                      CLOSING DATE
---------------------------------------------------------------------------
DAIRY SEGMENT:
Alta Dena Certified Dairy                    May 5, 1999
Berkeley Farms                               November 4, 1998
U.C. Milk Company                            September 17, 1998
Barber Dairies                               August 11, 1998
Hillside Dairy                               July 1, 1998

SPECIALTY SEGMENT:
Custom Food Processors, International        March 8, 1999
---------------------------------------------------------------------------

The Company also acquired three dairy distributors and, in conjunction with the sale of the Company's vegetable operations, an aseptic business, which is included in the Specialty segment.

All of the fiscal 1999 acquisitions were asset purchases, except U.C. Milk Company and Berkeley Farms, which were stock purchases. Cash consideration for fiscal 1999 acquisitions totaled $238.8 million. In addition to the cash consideration paid for these operations, the Company assumed certain liabilities.

On a pro forma basis, the net sales (unaudited) of the Company would have been $4,116.9 million in 1999 and $3,995.4 million in 1998. The pro forma sales amounts assume that all of the fiscal 1999 acquisitions occurred at the beginning of each period presented. On a pro forma basis, the results of operations (unaudited) of the companies acquired would not have had a material effect on the Company's net income or income per common share in 1999 or 1998.

During fiscal 1998, the Company completed the following ten acquisitions:


FISCAL 1998 ACQUISITION                      CLOSING DATE
---------------------------------------------------------------------------
DAIRY SEGMENT:
Purity Dairies                               May 14, 1998
Coburg Dairy                                 March 31, 1998
Dairy Business of American
   Stores Company (Lucky Stores)             March 2, 1998
Wengert's Dairy                              February 23, 1998
Sani-Dairy Division of the
   Penn Traffic Company                      January 20, 1998
Maplehurst Dairy, Inc.                       January 6, 1998
H. Meyer Dairy Company                       November 24, 1997
Milk Products LLC                            November 21, 1997

PICKLES SEGMENT:
Schwartz Pickle                              May 18, 1998

SPECIALTY SEGMENT:
Marie's Salad Dressing                       May 27, 1997
---------------------------------------------------------------------------

With the exception of the Coburg Dairy and Purity Dairies acquisitions, which were stock purchases, all of the fiscal 1998 acquisitions were assets purchases. Cash consideration for fiscal 1998 acquisitions totaled $369.6 million. In addition to the cash consideration paid for these operations, the Company assumed certain liabilities.

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

All of the acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and, accordingly, the operating results of the acquired companies subsequent to their respective acquisition dates are included in the Company's consolidated financial statements. The fiscal 1999 acquisitions have been recorded at their estimated fair values using preliminary valuations of the opening balance sheets. These estimates of fair value are subject to change when final information concerning asset and liability valuations are obtained. Goodwill arising from the acquisitions, totaling an estimated $221.4 million in 1999, $284.4 million in 1998 and $13.5 million in 1997, will be amortized using the straight-line method over periods up to forty years.

3. Plant Closure Charges

During fiscal 1999, the Company announced plant closures in the Dairy, Pickles and Specialty segments, which resulted in a pre-tax charge of $18.1 million ($11.0 million after-tax or $.27 per share). Cash charges related to the plant closures, which include primarily severance, lease termination and exit costs, totaled $8.9 million. As of May 30, 1999, charges against the provision include cash payments of $1.5 million. All of the remaining cash charges are expected to be paid by the end of calendar year 1999. Non-cash charges of $9.2 million associated with the write-down to net realizable value of certain assets comprise the remainder of the provision.

All of the announced plant closures are expected to be completed by the end of the first quarter of fiscal year 2000. Production from the Dairy and Pickles operations will be relocated and consolidated into existing facilities. The Specialty segment warehouse closure will be replaced by public warehousing. The closures resulted in the elimination of approximately 400 manufacturing and administrative positions.

4. Discontinued Operations

On September 23, 1998, the Company sold the stock of Dean Foods Vegetable Company to Agrilink Foods, Inc. ("Agrilink") for $378.2 million in cash, a $30.0 million Agrilink subordinated note and Agrilink's aseptic foods business, which has been valued at $80.2 million. Cash proceeds were utilized to repay debt outstanding under the Company's Revolving Credit Agreement. Due to the uncertainty of the realizability of the $30.0 million subordinated note, the note has been valued at a nominal amount. The Company recorded an after-tax gain on the sale of the Vegetables segment of $83.8 million ($2.07 per diluted share). Accordingly, Vegetables segment results are presented as discontinued operations.

Net Assets of Discontinued Operations at May 31, 1998, are summarized as follows.

                                                                        1998
Current assets                                                       $180,930
------------------------------------------------------------------------------
Net plant, property and equipment                                     133,276
Other assets                                                           46,204
------------------------------------------------------------------------------
Current liabilities                                                    49,251
------------------------------------------------------------------------------
Long-term obligations                                                   2,450
Deferred liabilities                                                   20,672
------------------------------------------------------------------------------
Net assets of discontinued operations                                $288,037
------------------------------------------------------------------------------


Net sales of discontinued operations were $139.8 million, $533.3 million and $557.8 million in 1999, 1998 and 1997, respectively. The income tax provision (benefit) included in Income (Loss) from Discontinued Operations was $(1.9) million, $12.2 million and $8.5 million for 1999, 1998 and 1997, respectively. Income from operations of the discontinued segment includes interest expense allocations (based on short-term interest expense incurred and changes in working capital levels) of $2.5 million, $9.2 million and $10.3 million in 1999, 1998 and 1997, respectively.

5. Borrowing Arrangements

Long-term obligations, less installments due within one year, are summarized below:



                                                                          1999                1998
------------------------------------------------------------------------------------------------------
Senior note, 6.75%, maturing in 2005                                    $ 99,394             $99,293
------------------------------------------------------------------------------------------------------
Senior note, 6.9%, maturing in 2017                                      147,772             147,650
------------------------------------------------------------------------------------------------------
Senior note, 6.625%, maturing in 2009                                    199,826                  --
------------------------------------------------------------------------------------------------------
Commercial paper, maturing in 2003
  (average 4.88%)                                                        136,410                  --
------------------------------------------------------------------------------------------------------
Revolving Credit Agreement,
  maturing in 2003 (average 5.6%)                                             --             210,000
------------------------------------------------------------------------------------------------------
Installment note, 9.64%, maturing in
  equal amounts of $6,500 through 2005                                        --              45,500
------------------------------------------------------------------------------------------------------
Industrial revenue bonds, maturing in
  varying amounts through 2021:
  Fixed rate, 4.75% to 6.63%, (average 5.92%)                              4,235               1,900

  Floating rate, 3.3% to 3.9%,
  (average 3.45%)                                                         25,600              39,355
------------------------------------------------------------------------------------------------------
Capitalized lease obligations, 2.0% to
  10.0%, maturing in various installments
  through 2011 (average 8.0%)                                             19,622              20,464
------------------------------------------------------------------------------------------------------
Other obligations, 4.8% to 10.0%,
  maturing in varying amounts through
  2004 (average 7.1%)                                                      1,078               3,085
------------------------------------------------------------------------------------------------------
                                                                         633,937             567,247
------------------------------------------------------------------------------------------------------
Less: Installments due within one year                                     2,651               9,014
------------------------------------------------------------------------------------------------------
Total long-term obligations                                             $631,286            $558,233
------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 1999, the Company entered into a $500 million Commercial Paper program backed entirely by the Company's $500 million Revolving Credit Agreement. As the Company has the ability and intent to refinance such borrowings under the Revolving Credit Agreement, the outstanding commercial paper balance has been classified as long-term. During fiscal 1999, the maximum commercial paper issued was $377.5 million; average commercial paper issued during the year was $50.1 million at a weighted average interest rate of 4.88%. At May 30, 1999, the Company had $136.4 million of outstanding commercial paper.

In fiscal 1998, the Company entered into a $500 million Revolving Credit Agreement maturing in 2003. The borrowings under the Credit Agreement are unsecured and for which the Company presently pays a facility fee of 0.07%. Borrowings under the Credit Agreement bear interest, at the Company's option, at either fixed or variable rates linked to the Company's public debt credit rating. During fiscal 1999, the maximum borrowings under the Credit Agreement were $350.0 million; average borrowings were $131.0 million at a weighted average interest rate of 5.6%. At May 30, 1999, there were no borrowings outstanding under this facility. During fiscal 1998, the maximum borrowings under the Credit Agreement were $210.0 million; average borrowings were $14.9 million at a weighted average interest rate of 6.0%. At May 31, 1998, there were $210.0 million of direct borrowings outstanding under this facility.

The Company has $50 million in committed short-term lines of credit available for borrowing needs. Lending banks are compensated on a fee basis for the credit lines. During 1999, maximum borrowings under the Company's committed and uncommitted lines of credit were $198.0 million; average borrowings for the year were $34.7 million at a weighted average interest rate of 5.4%. At May 30, 1999, the Company did not have any debt outstanding from uncommitted short-term lines of credit. During 1998, maximum borrowings under the Company's committed and uncommitted lines of credit were $150.0 million; average borrowings for the year were $29.3 million at a weighted average interest rate of 5.8%. There were $12.0 million of borrowings outstanding from uncommitted short-term lines of credit at May 31, 1998.

In May 1999, the Company issued $200 million of 6.625% Notes due 2009. The net proceeds were used to repay existing commercial paper indebtedness.

In October 1997, the Company issued $150 million of 6.9% Notes due 2017. The net proceeds were used to repay existing short-term indebtedness under the bank credit facilities and for acquisitions.

At May 30, 1999, the most restrictive provisions of the Company's borrowing arrangements were as follows: the Company's fixed charge coverage ratio must exceed 3.0; and the Company's ratio of Consolidated Debt to Consolidated Total Capital cannot exceed 65%. The Company was in compliance with all debt covenants as of May 30, 1999.

Maturities of long-term obligations during each of the fiscal years 2001 through 2004 are $5,658, $2,173, $139,777 and $2,197, respectively.

Certain land, buildings and machinery and equipment having a net carrying value of approximately $23 million were mortgaged or otherwise encumbered against long-term debt of $20 million at May 30, 1999.

The fair value of the Company's long-term debt was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices. At May 30, 1999 and May 31, 1998 the fair value of long-term debt is estimated to be $633.7 million and $579.0 million, respectively.

6. Shareholders' Equity

The 1998 shareholders' rights plan, as amended, protects shareholders in the event the Company becomes the target of coercive and unfair takeover tactics. The rights were distributed to shareholders on the basis of one preferred share purchase right for each share of Dean Foods Company common stock. Each right is attached to and traded with the Company's common stock, but will detach and become exercisable ten days after a public announcement that a person or group has acquired, or has announced a tender offer for, 15% or more of the Company's common stock. The rights will initially be exercisable to purchase common stock equivalents for $200 per share. Upon a person acquiring 15% or more of the Company's common stock, the rights will entitle the holders (other than the acquiring person) to purchase shares of common stock at a 50% discount. The rights may be redeemed by the Company for $.01 per right at any time prior to a public announcement that a person or group has acquired 15% or more of the Company's common stock. The rights expire on August 10, 2008, unless previously redeemed or exercised.

The Company may repurchase shares of its common stock from time to time in the open market, in privately-negotiated transactions or otherwise at a price or prices reasonably related to the then prevailing market price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Stock Plans

A summary of stock option activity for the Company's stock option plans follows:

                                                                    Number             Average
                                                                  of Shares         Option Price
                                                                Under Option         Per Share
Options outstanding at May 26, 1996                               1,350,764           $28.12
----------------------------------------------------------------------------------------------------------
Changes during the year:
----------------------------------------------------------------------------------------------------------
     Granted                                                        779,570            26.28
----------------------------------------------------------------------------------------------------------
     Terminated                                                    (114,329)           27.94
----------------------------------------------------------------------------------------------------------
     Exercised                                                     (123,211)           26.94
----------------------------------------------------------------------------------------------------------
Options outstanding at May 25, 1997                               1,892,794            27.45
----------------------------------------------------------------------------------------------------------
Changes during the year:
----------------------------------------------------------------------------------------------------------
     Granted                                                        828,074            34.77
----------------------------------------------------------------------------------------------------------
     Terminated                                                     (92,771)           30.23
----------------------------------------------------------------------------------------------------------
     Exercised                                                     (416,924)           27.44
----------------------------------------------------------------------------------------------------------
Options outstanding at May 31, 1998                               2,211,173            30.07
----------------------------------------------------------------------------------------------------------
Changes during the year:
----------------------------------------------------------------------------------------------------------
     Granted                                                        600,300            48.89
----------------------------------------------------------------------------------------------------------
     Terminated                                                     (21,689)           40.14
----------------------------------------------------------------------------------------------------------
     Exercised                                                     (300,075)           28.45
----------------------------------------------------------------------------------------------------------
Options outstanding at May 30, 1999                               2,489,709           $34.72
----------------------------------------------------------------------------------------------------------

Options exercisable and available for grants at the end of each respective year are as follows:



                                                 1999                1998                1997
----------------------------------------------------------------------------------------------------------
Exercisable                                  1,351,210            1,020,194            880,533
----------------------------------------------------------------------------------------------------------
Average option
 price per share                                $30.53               $28.92             $28.03
----------------------------------------------------------------------------------------------------------
Available for grants                         1,691,193            2,330,613            697,969
----------------------------------------------------------------------------------------------------------


All outstanding options are within the range of $22.87 to $49.43 per share, except for 60,000 shares granted in fiscal 1998 at approximately $55.00 per share. Options vest in accordance with provisions as set forth in the applicable option agreements. The weighted average contractual life of all outstanding options is six years.

The Company adopted the disclosure-only provision under SFAS No. 123, "Accounting for Stock-Based Compensation," while continuing to measure compensation cost under APB Opinion No.25, "Accounting for Stock Issued to Employees." If the accounting provisions of SFAS No.123 had been adopted over the last three years, the Company's income from continuing operations and income per share would have been reduced to the following pro forma amounts:



                                                 1999                1998                1997
----------------------------------------------------------------------------------------------------------
Income from continuing operations:
As reported                                  $70,331              $87,980             $73,988
----------------------------------------------------------------------------------------------------------
Pro forma                                    $65,195              $84,180             $72,161
----------------------------------------------------------------------------------------------------------
Basic income per share:
     As reported                             $     1.77           $     2.17          $     1.84
     Pro forma                               $     1.64           $     2.08          $     1.80
----------------------------------------------------------------------------------------------------------
Diluted income per share:
     As reported                             $     1.74           $     2.13          $     1.83
     Pro forma                               $     1.61           $     2.03          $     1.79
----------------------------------------------------------------------------------------------------------


The weighted average fair value of options at date of grant was $15.20, $15.00 and $6.64 during 1999, 1998 and 1997, respectively. The fair value of each option at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:


                                                 1999                1998                1997
----------------------------------------------------------------------------------------------------------
Expected life (years)                            8.0                 8.0                8.0
----------------------------------------------------------------------------------------------------------
Risk-free rate of return                         5.6%                6.9%               6.9%
----------------------------------------------------------------------------------------------------------
Volatility                                      22.2%               20.6%              20.0%
----------------------------------------------------------------------------------------------------------
Dividend yield                                   2.0%                2.0%               2.0%
----------------------------------------------------------------------------------------------------------

Under the stock option plans, key employees and directors may be granted stock awards or options to purchase, at fair market value on the date of grant, a maximum of 5,415,000 shares of the Company's common stock. Of these shares, a maximum of 215,000 may be granted to non-employee directors. A total of 142,500 shares have been granted to non-employee directors. A total of 78,932 non-qualified options are outstanding, which obligate the Company to make a cash payment to the optionee, upon exercise, of an amount up to the aggregate increase in the market value of the common stock since the date of grant. Options terminate ten years after date of grant.

The Company may, from time to time, offer key employees the opportunity to elect to receive, in lieu of all or a portion of the cash bonuses otherwise payable to them, stock awards of shares of the Company's common stock having a fair market value on the date of the award equal to 115% of such cash bonuses or portions thereof (Stock Bonus Awards Program). Key employees elected to receive 43,788 and 47,225 shares under the Stock Bonus Awards Program which related to bonuses in fiscal 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Inventories
At May 30, 1999 and May 31, 1998, inventories comprised the following:


                                               1999                     1998
Raw materials and supplies                 $ 52,482                 $ 45,266
Materials in process                         11,292                   12,432
Finished goods                              114,776                   87,390
----------------------------------------------------------------------------
                                            178,550                  145,088
Less: Excess of current cost over
  stated value of last-in,
  first-out inventories                       9,714                    9,683
----------------------------------------------------------------------------
Total inventories                          $168,836                 $135,405
============================================================================


The percentage of costs of products sold determined on the basis of last-in, first-out cost approximated 12.6% and 23.9% for 1999 and 1998, respectively.

9. Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Provision for income taxes was as follows:


                                               1999               1998               1997
Current tax expense:
   Federal                                  $28,013            $34,196            $37,859
   State and foreign                          7,119              5,423              5,794
-----------------------------------------------------------------------------------------
                                             35,132             39,619             43,653
Deferred tax expense (benefit):
   Federal                                   10,070             12,852              5,191
   State and foreign                           (236)             3,279              1,697
-----------------------------------------------------------------------------------------
                                              9,834             16,131              6,888
-----------------------------------------------------------------------------------------
Provision for income taxes                  $44,966            $55,750            $50,541
=========================================================================================

The effective tax rates differ from the prevailing statutory federal rate as follows:


                                               1999               1998               1997
Statutory federal tax rate                     35.0%              35.0%              35.0%
State and foreign,
net of federal benefit                          4.0                4.0                4.6
Goodwill                                        1.5                0.3                0.2
Other, net                                     (1.5)              (0.5)               0.8
-----------------------------------------------------------------------------------------
Effective tax rate                             39.0%               38.8%             40.6%
=========================================================================================

The components of the deferred income tax assets and liabilities were as follows:


                                                    1999                1998
Deferred tax assets:
Accounts receivable                             $  2,136            $ (3,100)
Inventory                                         (3,036)             (4,089)
Self-insurance reserves                           18,040              14,472
Plant shutdown, idle facilities
and environmental costs                           10,145                   -
Notes receivable                                  12,400                   -
Marketing accruals                                 2,900               4,176
Employee benefits and compensation                 7,749              (1,807)
Other                                              4,020               2,677
----------------------------------------------------------------------------
Total deferred tax assets                       $ 54,354            $ 12,329
============================================================================

Deferred tax liabilities:
Fixed assets                                    $(57,661)           $ 35,626
Deferred compensation                             13,127              10,070
Deferred export income                            (2,456)             (2,763)
Goodwill and other intangibles                   (40,106)            (15,441)
Special charge accruals                                -               2,740
Loss carryforwards                                 5,761                   -
Other                                              1,990              (2,516)
----------------------------------------------------------------------------
Total deferred tax liabilities                  $(79,345)           $(43,536)
============================================================================


10. Leases
Net rental expense, including amounts for leases of one year or less, was $42,171, $32,601 and $25,505 in 1999, 1998 and 1997, respectively. Sublease rental income is not significant. A majority of the Company's leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses. At May 30, 1999, annual minimum rental payments under capital and operating leases that have initial noncancelable terms in excess of one year were as follows:

                                             Capital             Operating
                                              Leases                Leases
2000                                         $ 3,200              $ 14,525
2001                                           3,220                10,994
2002                                           3,008                 9,489
2003                                           2,805                 7,692
2004                                           2,804                 5,170
Thereafter                                    14,525                14,369
Total minimum lease payments                  29,562              $ 62,239
==========================================================================
Less: Imputed interest                         9,940
Present value of minimum
   lease payments                            $19,622
====================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accounts Payable and Accrued Expenses Consolidated accounts payable and accrued expenses at May 30, 1999 and May 31, 1998 comprised the following items:

                                                1999           1998
-------------------------------------------------------------------
Trade payables                              $156,993       $115,597
-------------------------------------------------------------------
Accrued expenses                             108,194         97,104
Accrued insurance                             53,089         42,608
-------------------------------------------------------------------
Plant closure reserve                         16,033          5,217
-------------------------------------------------------------------
Accrued payroll                               48,025         41,610
Accrued taxes, other than income               6,349          6,207
-------------------------------------------------------------------
Accrued pension and profit sharing             9,491          2,960
-------------------------------------------------------------------
Total accounts payable
and accrued expenses                        $398,174       $311,303
===================================================================

12. Cash Flow Data

Interest and taxes paid included in the Company's cash flow from operations were as follows:

                         1999            1998            1997
-------------------------------------------------------------
Interest paid        $ 39,125        $ 19,358        $ 15,099
-------------------------------------------------------------
Taxes paid             83,313          33,573          26,049
=============================================================

Liabilities assumed in conjunction with business acquisitions were:

                              1999            1998            1997
------------------------------------------------------------------
Fair value of assets
    acquired              $367,470       $ 460,650        $ 31,172
------------------------------------------------------------------
Consideration paid        (238,786)       (369,560)        (16,332)
------------------------------------------------------------------
Liabilities assumed       $128,684       $  91,090        $ 14,840
==================================================================

13. Employee Benefits Plans
The Company maintains or participates in defined benefit plans or union-management-administered pension or profit sharing plans covering substantially all of its employees. Benefits are based on years of service and comprehensive or stated amounts for each year of service. Plan assets are invested in equities and fixed income securities. The Company's funding policy is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum funding standards nor more than the maximum amount which can be deducted for federal income tax purposes.

The Company also provides health care and life insurance benefits to certain of its retired employees and eligible dependents. Employees are eligible for such benefits subject to minimum age and service requirements. Eligible employees that retire before the normal retirement age, along with their dependents, are entitled to benefits on a shared contribution basis. Substantially all benefits terminate at age sixty-five. The Company retains the right to modify or eliminate these benefits.

Effective with May 30, 1999, the Company adopted Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented.

Net periodic benefit cost included the following components:

Pension Benefits
-------------------------------------------------------------------------------------------------------------
                                                     1999                      1998                      1997
-------------------------------------------------------------------------------------------------------------
Service cost                                      $12,429                   $ 3,919                    $2,732
-------------------------------------------------------------------------------------------------------------
Interest cost                                       7,429                     4,068                     4,096
-------------------------------------------------------------------------------------------------------------
Expected return on assets                          (6,867)                   (3,403)                   (3,264)
-------------------------------------------------------------------------------------------------------------
Amortization of unrecognized net
  transition obligation (asset)                      (461)                     (281)                     (293)
-------------------------------------------------------------------------------------------------------------
Amortization of prior service cost                    203                        93                        97
-------------------------------------------------------------------------------------------------------------
Amortization of unrecognized
  net loss                                            722                       279                       190
-------------------------------------------------------------------------------------------------------------
Net benefit cost - company plans                   13,455                     4,675                     3,558
-------------------------------------------------------------------------------------------------------------
Net benefit cost -
    multi-employer plans                            9,891                     6,606                     5,061
-------------------------------------------------------------------------------------------------------------
Total net benefit cost                            $23,346                   $11,281                    $8,619
=============================================================================================================

Postretirement Benefits
-------------------------------------------------------------------------------------------------------------
                                                     1999                      1998                      1997
Service cost                                      $    98                   $    68                    $   56
-------------------------------------------------------------------------------------------------------------
Interest cost                                         290                       230                       208
-------------------------------------------------------------------------------------------------------------
Amortization of unrecognized net
  loss (gain)                                          46                       (16)                      (49)
-------------------------------------------------------------------------------------------------------------
Net benefit cost - company plans                      434                       282                       215
-------------------------------------------------------------------------------------------------------------
Net benefit cost -
    multi-employer plans                                -                         -                         -
-------------------------------------------------------------------------------------------------------------
Total net benefit cost                            $   434                   $   282                    $  215
=============================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension and postretirement benefit plans are as follows:



                                        Pension                 Postretirement
                                        Benefits                  Benefits
                                   1999          1998        1999            1998
Change in benefit obligation:

Benefit obligation at
  beginning of year            $113,309       $91,696     $ 4,653          $3,444
Service cost                     13,139         6,791         102              75
Interest cost                     7,854         7,049         302             253
Plan amendments                       -           840         379               -
Liability from
merged plans                     17,027             -           -               -
Actuarial loss                    7,497        14,992        3,242          1,436
Curtailment                     (10,188)            -            -              -
Benefits paid                   (10,057)       (8,058)        (980)          (555)
Benefit obligation
at end of year                  138,581       113,310        7,698          4,653

Change in plan assets:
Fair value of plan assets
at beginning of year            103,134        71,834            -              -
Actual return on
plan assets                       3,231        24,884            -              -
Assets from merged plans         17,082             -            -              -
Company contributions               797        14,474          980            555
Benefits paid                   (10,057)       (8,058)        (980)          (555)
Fair value of plan assets
at end of year                  114,187       103,134            -              -
Funded status                   (24,394)      (10,176)       7,698         (4,653)
Unrecognized net
transition asset                 (2,272)       (2,760)           -              -
Unrecognized
prior service cost                2,337         2,814          379              -
Unrecognized net loss            10,035         9,516        4,140            946

Accrued pension cost           $(14,294)      $  (606)    $ (3,179)       $(3,707)
=================================================================================
Amounts recognized
  in the consolidated
  balance sheet:
Prepaid benefit cost           $      -       $ 5,403     $      -        $     -
Accrued benefit liability       (14,294)       (6,009)      (3,179)        (3,707)
Total amounts recognized       $(14,294)         (606)    $ (3,179)       $(3,707)
=================================================================================

Included in the preceding pension benefits table is an unfunded supplemental retirement plan with a recorded liability of $7,018 and $6,009 at May 30, 1999 and May 31, 1998, respectively.

The following weighted average assumptions were used to determine the Company's obligations under the plans:


                                  Pension                      Postretirement
                                  Benefits                       Benefits

                              1999         1998             1999          1998
Discount rate                 7.00%        7.25%            7.00%         7.25%
Expected return
on plan assets                9.00%        9.00%               -             -
Rate of compensation
increase                     0-5.0%       0-5.0%               -             -


The assumed health care cost trend was 6.5% in 1999, decreasing gradually to 5.0% over three years and remaining level thereafter. If the health care trend was increased one percentage point, postretirement benefit costs for the year ended May 30, 1999, would have been $40 higher, and the accumulated postretirement benefit obligation as of May 30, 1999, would have been $304 higher. If the health care trend was decreased one percentage point, postretirement benefit costs for the year ended May 30, 1999, would have been $37 lower, and the accumulated postretirement benefit obligation as of May 30, 1999, would have been $291 lower.

The Company retained the earned pension liability related to the Vegetables operations for liabilities through the date of disposition. Accordingly, the projected benefit obligation, change in plan assets, funded status and prepaid benefit cost tables above include continuing and discontinued operations.

As of January 1, 1998, the Company discontinued the noncontributory profit sharing plans for certain employees. Contributions under these plans were made at the discretion of the Board of Directors. Several recently acquired companies maintained profit sharing plans. Expense for these plans was $253, $6,244 and $5,830 in 1999, 1998 and 1997, respectively.

14. Commitments and Contingent Liabilities
The Company is a current defendant in assorted legal matters and from time to time is the subject of routine investigations by various state and federal agencies. The ultimate resolution of these matters is not expected to have a material adverse effect on the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Business Segment Information
The nature of products classified in the business segments presented herein is described on pages 6 through 16. Outside the United States, no single country would be deemed material for separate disclosure. Intersegment sales are not material. The Company has no single customer which represents greater than ten percent of consolidated net sales.

Operating earnings of segments do not include interest income or expense and provision for income taxes. Identifiable assets are those used in the Company's operations in each segment. Corporate assets consist primarily of cash and temporary cash investments and deferred tax assets.


                                        DAIRY            PICKLES        SPECIALTY          CORPORATE      CONSOLIDATED
1999
Net sales                             $2,984,626       $  363,681       $  406,841       $       --       $3,755,148
Operating earnings                        95,577           34,229           59,234          (35,702)         153,338
Identifiable assets                    1,329,629          185,572          287,515          109,160        1,911,876
Depreciation and amortization             65,989            8,566            9,922            3,465           87,942
Capital expenditures                     118,993           10,349            5,510            4,494          139,346
1998
Net sales                             $2,052,532       $  348,695       $  334,607       $       --       $2,735,834
Operating earnings                       114,084           37,054           52,187          (40,806)         162,519
Identifiable assets                      919,116          182,463          164,956           52,617        1,319,152
Depreciation and amortization             43,568            6,880            6,958            3,012           60,418
Capital expenditures                      68,142           12,095           18,829            5,617          104,683

1997
Net sales                             $1,787,862       $  370,825       $  301,876       $       --       $2,460,563
Operating earnings                       103,764           35,974           36,685          (37,752)         138,671
Identifiable assets                      510,499          141,344          107,623           61,359          820,825
Depreciation and amortization             36,913            7,360            5,133            2,028           51,434
Capital expenditures                      34,429            5,751           11,298            4,102           55,580

Fiscal 1999 segment operating earnings include plant closure charges of $8,882, $8,530 and $693 in the Dairy, Pickles and Specialty segments, respectively.

QUARTERLY FINANCIAL DATA


Unaudited (In thousands, except for share data)   FIRST        SECOND          THIRD          FOURTH            FISCAL YEAR
FISCAL 1999
Net sales                                      $825,104         934,377       995,169         1,000,498            3,755,148
Gross profit                                   $191,176         202,014       188,484           232,304              813,978
Income from continuing operations              $ 22,913          23,354         3,280            20,784               70,331
Net income                                     $ 21,172         105,986         3,280            20,784              151,222
Per common share data:
  Basic income (loss) per share
    Continuing operations                      $    .57             .59           .08               .53                 1.77
    Discontinued operations                    $   (.04)           (.03)           --                --                 (.07)
    Gain on sale of discontinued operations    $     --            2.10            --                --                 2.10
    Net income                                 $    .53            2.66           .08               .53                 3.80
  Diluted income (loss) per share
    Continuing operations                      $    .56             .58           .08               .52                 1.74
    Discontinued operations                    $   (.04)           (.03)           --                --                 (.07)
    Gain on sale of discontinued operations    $     --            2.05            --                --                 2.07
    Net income                                 $    .52            2.60           .08               .52                 3.74
  Stock price range
    High                                       $     57 7/16         50            46 5/16           39 3/4               57 7/16
    Low                                        $     45 1/4          41            33 3/8            32 15/16             32 15/16
  Dividend rate                                $    .21             .21           .21               .21                  .84

FISCAL 1998
Net sales                                      $619,856         624,933       665,375           825,670            2,735,834
Gross profit                                   $150,101         145,413       148,234           186,237              629,985
Income from continuing operations              $ 24,308          20,525        18,512            24,635               87,980
Net income                                     $ 21,547          26,575        24,995            33,185              106,302
Per common share data:
  Basic income (loss) per share
    Continuing operations                      $    .60             .51           .45               .61                2.17
    Discontinued operations                    $   (.07)            .15           .16               .22                 .46
    Net income                                 $    .53             .66           .61               .83                2.63
  Diluted income (loss) per share
    Continuing operations                      $    .59             .50           .44               .60                2.13
    Discontinued operations                    $   (.07)            .14           .16               .21                 .44
    Net income                                 $    .52             .64           .60               .81                2.57
  Stock price range
    High                                       $     48 1/2          51 3/16       60 5/16           57 5/8              60 5/16
    Low                                        $     37 5/8          43 7/16       51 3/4            45 1/2              37 5/8
  Dividend rate                                $    .20             .20           .20               .20                 .80

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol: DF.

SUMMARY OF OPERATIONS


(In thousands, except for items marked with an *)
Fiscal Year Ended May,                                       1999              1998         1997            1996              1995
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
    Net sales                                            $ 3,755,148         2,735,834   2,460,563       2,240,517        2,087,079
    Operating earnings (loss)                                153,338(a)        162,519     138,671            (593)(b)      112,368
    Interest expense                                     $    39,098            21,101      15,071          16,316           13,298
    Income (loss) from continuing operations                  70,331(a)         87,980      73,988         (16,865)(b)       58,504
    Income (loss) from discontinued operations           $    (2,929)           18,322      12,716         (32,823)          21,555
    Net income (loss)                                        151,222(a)        106,302      86,704         (49,688)(b)       80,059
    Depreciation on properties                           $    72,774            54,060      48,566          47,968           45,788
    Capital expenditures                                 $   139,346           104,683      55,580          71,086           66,597
    Number of employees*                                      13,600            11,200       8,300           8,600            9,200

BALANCE SHEET DATA
    Working capital                                      $   142,652            67,324      64,988          24,649           52,150
    Total assets                                         $ 1,911,876         1,607,189   1,133,680       1,131,625        1,114,157
    Net plant and equipment                              $   764,946           551,064     381,800         375,072          399,340
    Long-term obligations                                $   631,286           558,233     208,931         217,984          220,553
    Shareholders' equity                                 $   716,414           619,266     567,681         507,692          584,526

COMMON STOCK DATA*
    Basic income (loss) per share
             Continuing operations                       $      1.77(a)           2.17        1.84            (.42)(b)         1.47
             Discontinued operations                     $      (.07)              .46         .32            (.82)             .54
             Gain on sale of discontinued operations     $      2.10                --          --              --               --
             Net income (loss)                                  3.80(a)           2.63        2.16           (1.24)(b)         2.01
    Diluted income (loss) per share
             Continuing operations                       $      1.74(a)           2.13        1.83            (.42)(b)         1.46
             Discontinued operations                     $      (.07)              .44         .32            (.82)             .54
             Gain on sale of discontinued operations     $      2.07                --          --              --               --
             Net income (loss)                           $      3.74(a)           2.57        2.15           (1.24)(b)         2.00
    Cash dividends per share                             $       .84               .80         .76             .72              .68
    Book value per share                                 $     18.24             15.49       14.09           12.65            14.58
    Number of shareholders                                     8,469             8,690       8,838           9,481            9,989
------------------------------------------------------------------------------------------------------------------------------------

(a) 1999 continuing operations results include a pre-tax charge of $18,105 ($11,044 after-tax, or $.27 per share) related to plant closures.

(b) 1996 continuing operations results include a pre-tax charge of $102,439 ($64,906 after-tax, or $1.62 per share) related to the adoption of a plan to reduce costs, rationalize production capacity and provide for severance and environmental costs. The 1996 Net Loss includes a pre-tax charge of $150,000 ($97,720 after-tax, or $2.44 per share) related to the plan adoption.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS


To the Board of Directors and Shareholders of Dean Foods Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dean Foods Company and subsidiaries at May 30, 1999 and May 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chicago, IL

June 28, 1999

                               BOARD OF DIRECTORS

HOWARD M. DEAN (1)
Chairman of the Board and
Chief Executive Officer

RICHARD E. BAILEY(1)
President and Chief Operating Officer

EDWARD A. BRENNAN(1)(2)
Retired Chairman and Chief Executive Officer,
Sears, Roebuck & Co., a merchandising
company

LEWIS M. COLLENS(2)(4)
President, Illinois Institute of Technology, and Chairman and Chief Executive Officer,
IIT Research Institute

PAULA H. CROWN(2)
Vice President of Henry Crown and Company, a private investment firm

JOHN P. FRAZEE, JR.(2)(4)
Chairman, President and Chief Executive
Officer, Paging Network, Inc., a wireless messaging and information delivery company

BERT A. GETZ(3)(4)
Chairman, President and Director, Globe
Corporation, a diversified investment firm

JANET HILL(2)
Vice President, Alexander & Associates,
a corporate consulting firm

JOHN S. LLEWELLYN, JR.(3)(4)
President and Chief Executive Officer,
Ocean Spray Cranberries, Inc., a marketing cooperative of cranberry and citrus growers

RICHARD P. MAYER(3)
Retired Chairman and Chief Executive
Officer, Kraft General Foods North America, a diversified food company

ANDREW J. MCKENNA (1)(3)(4)
Chairman and Chief Executive Officer,
Schwarz Paper Company, a national
distributor and converter of paper products and specialty printer

THOMAS A. RAVENCROFT
Senior Vice President



(1)Executive Committee
(2)Audit Committee
(3)Compensation Committee
(4)Corporate Governance Committee

                                    OFFICERS

HOWARD M. DEAN
Chairman of the Board and
Chief Executive Officer

RICHARD E. BAILEY
President and Chief Operating Officer

ERIC A. BLANCHARD
Vice President and President, Dairy Division

JENNY L. CARPENTER
Group Vice President, Specialty Business
Unit and General Manager, Dean Dip and
Dressing Company

GARY A. CORBETT
Vice President, Governmental
and Dairy Industry Relations

DANIEL M. DRESSEL
Vice President, Human Resources

NEIL J. FINERTY
Vice President, Industrial Relations

GARY D. FLICKINGER
Vice President, Manufacturing and
Engineering

DANIEL E. GREEN
Vice President, Special Projects and
Acquisition Integration

JAMES R. GREISINGER
Group Vice President and President,
Dean Pickle and Specialty Products Company

CAMERON C. HITCHCOCK
Treasurer

ALAN W. HOOPER
Vice President, Special Operation Projects

DALE E. KLEBER
Vice President, Secretary and
General Counsel

WILLIAM M. LUEGERS, JR.
Corporate Controller

WILLIAM R. MCMANAMAN
Vice President, Finance and
Chief Financial Officer

GEORGE A. MUCK
Vice President, Research and Development

KEVIN M. NEMETZ
Group Vice President, Specialty Business
Unit and General Manager, Food Products
Division

LUIS P. NIETO
Vice President, Business Strategy

DOUGLAS A. PARR
Vice President, Dairy Sales and Marketing

DENNIS J. PURCELL
Group Vice President and President,
Specialty Business Unit

THOMAS A. RAVENCROFT
Senior Vice President

GARY P. RIETZ
Chief Information Officer

CORPORATE DATA



DIVIDEND REINVESTMENT SERVICE                                               TRANSFER AGENT AND REGISTRAR
A service for Dean Foods shareholders is available whereby dividends        For inquiries regarding change of address, stock
can be automatically reinvested in the Company's common stock. The            transfer, registered shareholdings, dividends and lost
plan also provides for a voluntary quarterly cash payment option for         certificates, please contact:
the purchase of additional stock and safekeeping of shares.

If interested in this service, please write to the transfer agent           Harris Trust and Savings Bank
and request a copy of Dean Foods dividend reinvestment brochure:            311 West Monroe Street
                                                                            Chicago, Illinois 60606
                                                                            800/721-5167
Harris Trust and Savings Bank
Dividend Reinvestment Service
P.O. Box A3309
Chicago, Illinois 60690                                                     ANNUAL MEETING
                                                                            September 28, 1999, 10:00 A.M.
                                                                            Rosemont Convention Center
                                                                            5555 North River Road
                                                                            Rosemont, Illinois 60018
                                                                            (Location map appears in Proxy Statement.)

FORM 10-K
Single copies of the Company's 1999 Annual Report on Securities and
Exchange Commission Form 10-K (without exhibits) will be provided without charge to shareholders upon written request directed to:
Director, Corporate Communications.                                         CORPORATE OFFICE
                                                                            3600 North River Road
                                                                            Franklin Park, Illinois 60131
                                                                            847/678-1680
STOCK EXCHANGE
New York Stock Exchange Ticker Symbol: DF

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

To be added to the mailing list, or to request financial information, please direct requests to:

Lu Ann Lilja
Director, Corporate Communications
Dean Foods Company
3600 North River Road
Franklin Park, Illinois 60131
E-Mail address: LuAnn_Lilja@deanfoods.com

DEAN FOODS COMPANY
3600 NORTH RIVER ROAD
FRANKLIN PARK, ILLINOIS 60131